Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153247

Dear Shareholders:

The boards of directors of each of General Maritime Corporation and Arlington Tankers Ltd. have unanimously approved an agreement and plan of merger and amalgamation, dated as of August 5, 2008, by and among Arlington Tankers Ltd., Galileo Holding Corporation, a subsidiary of General Maritime and Arlington, Archer Amalgamation Limited, a wholly owned subsidiary of Galileo Holding Corporation, Galileo Merger Corporation, a wholly owned subsidiary of Galileo Holding Corporation, and General Maritime Corporation, pursuant to which General Maritime will combine with Arlington. General Maritime and Arlington will each hold a special meeting of its shareholders to consider proposals related to the merger agreement. The accompanying notices of special meeting and this joint proxy statement/prospectus describe these proposals in greater detail and provide specific information concerning the special meetings. Please read these materials carefully.

The special meeting of General Maritime shareholders is scheduled to be held on December 16, 2008 at 10:00 a.m. (Eastern time) at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York. At the General Maritime special meeting, General Maritime shareholders will be asked to adopt the merger agreement and approve the General Maritime merger contemplated thereby. The special general meeting of Arlington shareholders is scheduled to be held on December 16, 2008 at 10:00 a.m. (Eastern time) at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, NY 10022. At the Arlington special general meeting, Arlington shareholders will be asked to approve and adopt the merger agreement and the Arlington amalgamation agreement and therefore approve the transactions contemplated thereby. The merger agreement, the General Maritime merger and the Archer amalgamation are described in detail in this joint proxy statement/prospectus.

Pursuant to the merger agreement, if the proposed transaction is consummated, the businesses of General Maritime and Arlington will be combined under a newly formed company which will be renamed “General Maritime Corporation,” which we refer to in this document as New General Maritime. Each share of General Maritime common stock will be converted into the right to receive 1.34 shares of New General Maritime common stock, and each Arlington common share will be converted into the right to receive one share of New General Maritime common stock, as described in detail in this joint proxy statement/prospectus. We expect New General Maritime to issue approximately 57,473,836 shares of New General Maritime common stock in the proposed transaction.

General Maritime common stock is listed and traded on the New York Stock Exchange, or the NYSE, under the trading symbol “GMR.” Arlington common shares are listed and traded on the NYSE under the trading symbol “ATB.” On October 30, 2008, the closing price of a share of General Maritime common stock was $13.15, and the closing price of an Arlington common share was $9.05. We intend to list the shares of New General Maritime common stock to be issued in the proposed transaction on the NYSE.

Your vote is very important. The proposed transaction will not be completed unless holders of a majority of the outstanding shares of General Maritime common stock and a majority of the votes cast at the Arlington special general meeting and entitled to vote thereon, vote to approve and adopt the merger agreement and thereby approve the proposed transaction.

The board of directors of General Maritime unanimously recommends that General Maritime shareholders vote “FOR” approval of the merger agreement.

The board of directors of Arlington unanimously recommends that Arlington shareholders vote “FOR” approval of the merger agreement and the Arlington amalgamation agreement.

This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the proposed transaction. We encourage you to read this joint proxy statement/prospectus carefully in its entirety, including all of its appendices. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 20 of this joint proxy statement/prospectus for a discussion of risk factors relating to the proposed transaction, the companies and their industry. You may obtain additional information about General Maritime and Arlington from documents that each company has filed with the Securities and Exchange Commission by following the procedures discussed under the section captioned “Where You Can Find More Information” beginning on page 167 of this joint proxy statement/prospectus.

We believe this transaction will result in long-term benefits for both companies and their shareholders, and we encourage you to vote “FOR” the approval and adoption of the merger agreement and thereby approval of the proposed transaction. Specifically, we believe the combination of General Maritime and Arlington will create a leading publicly traded tanker company with a large market capitalization, a partial dividend payout structure tailored for the combined company’s growth strategy, a balanced chartering strategy, and a stronger balance sheet.

Some of the key highlights of the combined company include:

•	Young, diverse fleet of 31 vessels (approximately 4.0 million dwt) with an average age of 8.0 years and a presence in both crude and product segments.

•	Management team which has experience with consolidations.

•	Balance between time charter and spot exposure providing earnings and cash flow stability while creating the potential to benefit from stronger tanker rates.

•	Contracted revenue stream with approximately $450 million of revenues contracted through 2013.

•	Partial dividend payout strategy providing improved financial flexibility to invest in growth.

•	An estimated $7.5 million of cash cost savings expected to be realized in the first full year of operations following the proposed transaction from combining operations and the executive transition.

•	Initial cash dividend target of $2.00 per share annually.

•	Stronger platform for long-term dividend and fleet growth.

We encourage you to vote “FOR” the adoption of the merger agreement and approval of the proposed transaction.

Sincerely yours,	Sincerely yours,
Peter C. Georgiopoulos Chairman and Chief Executive Officer General Maritime Corporation	Edward Terino Chief Executive Officer, President and Chief Financial Officer Arlington Tankers Ltd.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of common stock to be issued by New General Maritime under this joint proxy statement/prospectus or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus statement is dated October 31, 2008, and is first being mailed to Arlington shareholders and to General Maritime shareholders on or about November 5, 2008.

General Maritime Corporation
299 Park Avenue, Second Floor
New York, New York 10171
(212) 763-5600

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, DECEMBER 16, 2008

NOTICE IS HEREBY given that a Special Meeting of Shareholders (the “Special Meeting”) of General Maritime Corporation, a Marshall Islands corporation, is scheduled to be held on Tuesday, December 16, 2008 at 10:00 a.m. (Eastern time) at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York for the following purposes:

1. To consider and vote upon a proposal to adopt an agreement and plan of merger and amalgamation, dated as of August 5, 2008, by and among Arlington Tankers Ltd., Galileo Holding Corporation, Archer Amalgamation Limited, Galileo Merger Corporation, and General Maritime, pursuant to which each share of General Maritime common stock shall be automatically converted into the right to receive 1.34 shares of common stock of New General Maritime, the surviving public company in the proposed transaction, and to approve the merger of Galileo Merger Corporation with and into General Maritime, with General Maritime continuing as the surviving corporation.

2. To consider and vote upon any proposal to approve adjournments or postponements of the Special Meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to adopt the merger agreement and approve the General Maritime merger.

This joint proxy statement/prospectus describes the merger agreement and the proposed transaction in detail and includes, as Appendix A, the complete text of the merger agreement. We urge you to read these materials carefully for a complete description of the merger agreement and the proposed transaction. This joint proxy statement/prospectus forms a part of this Notice.

The General Maritime board unanimously recommends that General Maritime shareholders vote “FOR” adoption of the merger agreement and approval of the General Maritime merger, and “FOR” the proposal to adjourn or postpone the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the General Maritime merger.

The General Maritime board has fixed the close of business on October 27, 2008 as the record date for determining the shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements of the Special Meeting. Only shareholders of record as of the record date will be entitled to notice of and to vote at the Special Meeting.

YOUR VOTE IS VERY IMPORTANT.

Please give this information your careful attention. Under Marshall Islands law, if the proposed transaction is consummated, then holders of General Maritime stock who have properly elected to dissent pursuant to Sections 100 and 101 of the Marshall Islands Business Corporations Act, or the MIBCA, will be entitled to payment of the fair value of their shares in accordance with Marshall Islands law. To exercise your right to dissent, you must strictly follow the procedures prescribed by the MIBCA. See the section captioned “Appraisal Rights of Dissenting Shareholders — General Maritime” beginning on page 162 of this joint proxy statement/prospectus.

Your proxy is being solicited by the General Maritime board. The merger agreement must be adopted, and the General Maritime merger must be approved, by General Maritime shareholders in order for the proposed transaction to be consummated.

Whether or not you plan to attend the Special Meeting in person, we urge you to vote your shares as promptly as possible by proxy by (1) accessing the Internet website specified on your enclosed proxy card, (2) calling the telephone number specified on your proxy card, or (3) completing, signing and dating your proxy card and returning it in the postage-paid envelope provided, so that your shares may be represented and voted at the Special Meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions furnished by the record holder. You may revoke your proxy at any time before the Special Meeting. If you attend the Special Meeting and vote in person, your proxy vote will not be used.

Please do not send your General Maritime stock certificates at this time. If the proposed transaction is completed, you will be sent instructions regarding the surrender of your General Maritime stock certificates.

If you have any questions about voting of your shares, please contact General Maritime’s proxy solicitor, D.F. King & Co., Inc., toll-free at (800) 659-5550.

By Order of the Board of Directors

John C. Georgiopoulos
Executive Vice President, Chief Administrative Officer,
Treasurer & Secretary

New York, New York
October 31, 2008

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials
for the Stockholder Meeting to Be Held on December 16, 2008:

This joint proxy statement/prospectus is
available at http://materials.proxyvote.com/Y2692M.

ARLINGTON TANKERS LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, DECEMBER 16, 2008

NOTICE IS HEREBY given that a special general meeting of the shareholders of Arlington Tankers Ltd. (the “Company”), an exempted company incorporated in Bermuda, will be held on Tuesday, December 16, 2008 at 10:00 a.m. (Eastern time) at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, NY 10022, for the following purposes:

1. To consider and vote upon a proposal to approve and adopt an agreement and plan of merger and amalgamation, dated as of August 5, 2008, by and among the Company, General Maritime Corporation, Galileo Holding Corporation, Galileo Merger Corporation, a wholly-owned subsidiary of Galileo Holding Corporation that will merge with and into General Maritime, and Archer Amalgamation Limited, a wholly-owned subsidiary of Galileo Holding Corporation that will amalgamate with the Company, pursuant to which each of the Company’s common shares shall be automatically converted into the right to receive one share of common stock of New General Maritime, the surviving public company in the proposed transaction.

2. To consider and vote upon a proposal to approve and adopt an amalgamation agreement, dated as of August 5, 2008, by and among the Company, Galileo Holding Corporation and Archer Amalgamation Limited, pursuant to which Archer Amalgamation Limited will amalgamate with the Company.

3. To consider and vote upon any proposal to approve adjournments or postponements of the special general meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special general meeting to approve and adopt the merger agreement and approve and adopt the amalgamation agreement.

This joint proxy statement/prospectus describes the merger agreement, the Arlington amalgamation agreement and the proposed transaction in detail and includes, as Appendix A, the complete text of the merger agreement. We urge you to read these materials carefully for a complete description of the merger agreement and the proposed transaction. This joint proxy statement/prospectus forms a part of this Notice.

Only holders of record of the Company’s common shares at the close of business on October 27, 2008, the record date of the special general meeting, are entitled to notice of, and to vote at, the special general meeting and any adjournments thereof.

Please give this information your careful attention. Under Bermuda law, if the proposed transaction is consummated, then holders of the Company’s common shares that have properly elected to dissent pursuant to the Companies Act 1981 of Bermuda (the “Companies Act”), will be entitled to payment of the fair value of their shares in accordance with Bermuda law. To exercise your right to dissent, you must strictly follow the procedures prescribed by the Companies Act. In accordance with the Companies Act, the Company’s board has determined that, as of August 5, 2008, the consideration to be received by the Company’s shareholders in the proposed transaction is at least equal to the fair value of the Company’s common shares. See the section captioned “Appraisal Rights of Dissenting Shareholders — Arlington” beginning on page 162 of this joint proxy statement/prospectus.

Your proxy is being solicited by the Company’s board. The affirmative vote of a majority of the votes cast at the Company’s special general meeting and entitled to vote thereon is required to approve and adopt the merger agreement and the Arlington amalgamation agreement and thereby the proposed transaction.

The Company’s board has unanimously determined that the proposed transaction contemplated by the merger agreement is advisable and fair to, and in the best interests of the Company and its shareholders and approved the merger agreement and the Arlington amalgamation agreement. Furthermore, the Company’s board unanimously recommends that shareholders vote FOR the approval of the merger agreement and the Arlington amalgamation agreement at the special general meeting.

Your vote is important. Whether or not you plan to attend the special general meeting in person, please vote your shares as promptly as possible by proxy by (1) accessing the Internet website specified on your enclosed proxy card, (2) calling the telephone number specified on your proxy card, or (3) completing, signing and dating your proxy card and returning it in the postage-paid envelope provided, so that your shares may be represented and voted at the special general meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions furnished by the record holder. You may revoke your proxy at any time before the special general meeting. If you attend the special general meeting and desire to do so, you may revoke your proxy and vote in person.

Please do not send your Company share certificates at this time. If the proposed transaction is completed, you will be sent instructions regarding the surrender of your Company share certificates.

If you have any questions about voting of your shares, please contact Arlington Tankers’ proxy solicitor, MacKenzie Partners, Inc. toll-free at (800) 322-2885.

By Order of the Board of Directors
Name: Renee Hill
Title: Secretary

Hamilton, Bermuda
October 31, 2008

NOTE ON REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates business and financial information about General Maritime and Arlington from other documents that have not been included in or delivered with this joint proxy statement/prospectus. These documents are available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by accessing the Internet website maintained by the Securities and Exchange Commission, which we refer to in this joint proxy statement/prospectus as the SEC, at www.sec.gov, by accessing the investor relations website of General Maritime at www.generalmaritimecorp.com or of Arlington at www.arlingtontankers.com, or by requesting copies in writing or by telephone from the appropriate company as follows:

General Maritime Corporation	Arlington Tankers Ltd.
Attention: Jeffrey D. Pribor	c/o Arlington Tankers, LLC
Executive Vice President and CFO	191 Post Road West
299 Park Avenue	Westport, Connecticut 06880
New York, New York 10171	Attention: Edward Terino
(212) 763-5600	(203) 221-2765

If you would like to request any documents incorporated by reference into this joint proxy statement/ prospectus, please do so by December 9, 2008 in order to receive them before the General Maritime special meeting, if you are a General Maritime shareholder, or by December 9, 2008 in order to receive them before the Arlington special general meeting, if you are an Arlington shareholder. If you request any documents incorporated by reference into this joint proxy statement/ prospectus from General Maritime or Arlington, those documents will be mailed to you promptly by first-class mail, or by similar means.

Please see the section captioned “Where You Can Find More Information” beginning on page 167 for additional information about the documents incorporated by reference into this joint proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION

The following are some questions that you, as a shareholder of General Maritime or Arlington, may have regarding the proposed transaction and the answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the proposed transaction and how to vote your shares. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this joint proxy statement/prospectus. The information presented in this section and otherwise in this joint proxy statement/prospectus is forward-looking in nature, and, therefore, should be read in light of the factors discussed under the section captioned “Special Note Regarding Forward-Looking Statements” beginning on page 38.

Q:	Why am I receiving this document?

A:	We are delivering this document to you because it is a joint proxy statement being used by both the General Maritime board of directors and the Arlington board of directors to solicit proxies of General Maritime shareholders and Arlington shareholders in connection with the merger agreement and the proposed transaction. In addition, this document is a prospectus being delivered to General Maritime shareholders and Arlington shareholders because New General Maritime is offering shares of its common stock to be issued in exchange for shares of General Maritime common stock and Arlington common shares if the proposed transaction is completed.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008, by and among Arlington Tankers Ltd., Galileo Holding Corporation, Archer Amalgamation Limited, Galileo Merger Corporation and General Maritime Corporation, and thereby approve the proposed transaction. Arlington shareholders are also being asked to approve the Amalgamation Agreement, dated as of August 5, 2008, by and among Arlington Tankers Ltd., Galileo Holding Corporation and Archer Amalgamation Limited and thereby approve the amalgamation of Archer Amalgamation Limited with Arlington Tankers Ltd. In this joint proxy statement/prospectus, we refer to General Maritime Corporation as General Maritime, to Arlington Tankers Ltd. as Arlington, to Galileo Holding Corporation as either New General Maritime, the combined company or the holding company, to Archer Amalgamation Limited as amalgamation sub, to Galileo Merger Corporation as merger sub, to the Amalgamation Agreement as the Arlington amalgamation agreement, and to the Agreement and Plan of Merger and Amalgamation as the merger agreement.

The proposed transaction will result in the combination of Arlington and General Maritime. To accomplish this combination, General Maritime and Arlington have formed the holding company. Prior to the effective time of such combination, the holding company’s equity will be owned 73% by General Maritime and 27% by Arlington. The holding company has two subsidiaries, merger sub and amalgamation sub. At the time the combination is completed, General Maritime and Arlington will each become a wholly owned subsidiary of the holding company. As a result, General Maritime and Arlington will no longer be publicly traded companies. Following the combination, the holding company will change its name to “General Maritime Corporation” and will become a publicly traded company, and General Maritime will be renamed. In this joint proxy statement/prospectus, we refer to the various steps and actions to accomplish the combination of Arlington and General Maritime as the proposed transaction. In addition, we refer to the merger of Galileo Merger Corporation with and into General Maritime, with General Maritime continuing as the surviving corporation, as the General Maritime merger, and we refer to the amalgamation of Archer Amalgamation Limited with Arlington as the Arlington amalgamation.

Q:	Why are General Maritime and Arlington proposing the transaction?

A:	We believe the combination of these two leading tanker companies will create a leading publicly traded tanker company focused on an annual dividend targeted at $2.00 per share and positioned to capitalize on growth opportunities. Upon consummation of the proposed transaction, the combined company will have a young, diverse fleet of 31 vessels and a management team which has experience with consolidations. We also expect to benefit from improved financial flexibility to invest in growth; a partial dividend payout structure, which results in the combined company’s annual dividend target of $2.00 per share and is expected to allow us to retain capital for growth; and anticipated synergies and cost savings for the combined company. We expect to realize an estimated $7.5 million of cash cost savings in the first full calendar year of operations following the proposed transaction from combining operations and the executive transition described below on page 74 under the caption “The Proposed Transaction — Interests of General Maritime’s Directors and Executive Officers in the Proposed Transaction.” We believe that these factors, together with the combined company’s balanced chartering strategy that provides a contracted revenue stream as well as the potential to benefit from increases in products and crude tanker rates, form the basis for success in the future.

Q:	Why is this transaction of particular strategic importance to Arlington?

A:	Since its initial public offering in November 2004, Arlington has paid quarterly cash dividends on its common shares that have been substantially the same as the amount of cash Arlington generated from operations in each quarter. As a consequence of this 100% dividend payout structure, Arlington has not built cash reserves for potential business expansion or for refinancing or repayment of its credit facility in January 2011. The refinancing of the credit facility under current market conditions would likely result in an amortizing loan under which the principal repayments would reduce estimated cash available for dividends by more than 40% commencing no later than 2011. Arlington’s cash available for quarterly dividends in years after 2011 would likely remain materially below the range of quarterly dividends paid since its initial public offering. As Arlington’s share price has been primarily influenced by the dividend yield it has provided, Arlington believes that the drop in dividend payment expected with the cash reduction associated with an amortizing loan would cause a substantial decline in the trading price of the Arlington shares.

While the annual cash dividend target of $2.00 per share for the combined company is below the level of annual dividend per share paid by Arlington in 2007 and the expected dividend per share for 2008, it approximately equals Arlington’s expected stand-alone dividend per share for 2009, and exceeds Arlington’s expected stand-alone dividend for 2010 and onward in the near future. The payment of the targeted annual $2.00 dividend per share by the combined company reflects a partial dividend payout structure, thereby enabling the combined company to have financial and operational flexibility not available under a 100% dividend payout structure. This is a benefit that Arlington shareholders do not currently have.

Q:	What will I receive in the proposed transaction?

A:	General Maritime shareholders will receive 1.34 shares of New General Maritime common stock for each share of General Maritime common stock they own. Arlington shareholders will receive one share of New General Maritime common stock for each Arlington common share they own. New General Maritime will not issue any fractional shares of New General Maritime common stock in the proposed transaction. If you would otherwise be entitled to receive a fractional share of New General Maritime common stock in the proposed transaction, you will instead receive the value of that fractional share in cash (without interest) in lieu of that fractional share.

Q:	What percentage of New General Maritime common stock will General Maritime shareholders and Arlington shareholders own after the proposed transaction is completed?

A:	If we consummate the proposed transaction, then based on the number of shares of General Maritime common stock and the number of Arlington common shares outstanding on October 30, 2008, New General Maritime would issue approximately 42.0 million shares of New General Maritime common stock to General Maritime shareholders in the proposed transaction, which would represent approximately 73.0% of the shares of New General Maritime common stock outstanding immediately after consummation of the proposed transaction, and New General Maritime would issue approximately

v

15.5 million shares of New General Maritime common stock to Arlington shareholders in the proposed transaction, which would represent approximately 27.0% of the shares of New General Maritime common stock outstanding immediately after consummation of the proposed transaction. Of the approximately 42.0 million shares of New General Maritime common stock that would be issued to General Maritime shareholders, approximately 6,203,570 shares, or approximately 10.79% of the shares of New General Maritime common stock outstanding immediately after consummation of the proposed transaction, would be held by persons who served as named executive officers and/or directors of General Maritime immediately prior to consummation of the proposed transaction, and of the approximately 15.5 million shares of New General Maritime common stock that would be issued to Arlington shareholders, approximately 7,985 shares, or less than 1% of the shares of New General Maritime common stock outstanding immediately after consummation of the proposed transaction, would be held by persons who served as an executive officer and/or directors of Arlington immediately prior to consummation of the proposed transaction.

Q:	Who is entitled to vote at my company’s special meeting?

A:	Holders of record of General Maritime common stock as of the close of business on October 27, 2008 will be entitled to notice of and to vote at the General Maritime special meeting. Holders of record of Arlington common shares as of the close of business on October 27, 2008 will be entitled to notice of and to vote at the Arlington special general meeting.

Q:	What shareholder approvals are needed?

A:	The transactions contemplated by the merger agreement will not be consummated unless the merger agreement is approved and adopted and therefore the proposed transaction is approved by holders of a majority of the outstanding shares of General Maritime common stock and by a majority of the votes cast at the Arlington special general meeting and entitled to vote thereon. In addition, the Arlington amalgamation agreement must be approved and adopted by a majority of the votes cast at the Arlington special general meeting and entitled to vote thereon. Each holder of General Maritime common stock is entitled to one vote per share at the General Maritime special meeting, and each holder of Arlington common shares is entitled to one vote per share at the Arlington special general meeting.

Based on the number of shares of General Maritime common stock and the number of Arlington common shares outstanding on October 27, 2008, in order for the proposed transaction to be consummated, holders of approximately 15,661,880 shares of General Maritime common stock would be required to vote to adopt the merger agreement and approve the General Maritime merger at the General Maritime special meeting, and the approval of a majority of the votes cast at the Arlington special general meeting and entitled to vote thereon would be required to vote to approve and adopt the merger agreement and the Arlington amalgamation agreement and thereby approve the proposed transaction.

Adoption of any proposal to postpone or adjourn the General Maritime special meeting to a later date for the purpose of soliciting additional proxies with respect to the proposed transaction requires the approval of holders of a majority of the shares of General Maritime common stock present, in person or by proxy, at the General Maritime special meeting and entitled to vote thereon. Adoption of any proposal to postpone or adjourn the Arlington special general meeting to a later date for the purpose of soliciting additional proxies with respect to the proposed transaction requires the approval of a majority of the votes cast at a quorate Arlington special general meeting.

Q:	When and where will my company’s special meeting be held?

A:	The General Maritime special meeting is scheduled to be held on December 16, 2008 at 10:00 a.m. (Eastern time) at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York. The Arlington special general meeting is scheduled to be held on December 16, 2008 at 10:00 a.m. (Eastern time) at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, NY 10022.

Q:	Does my company’s board of directors recommend the adoption of the merger agreement?

A:	Yes. The boards of directors of both General Maritime and Arlington have unanimously recommended that shareholders approve the merger agreement and thereby approve the proposed transaction.

At a special meeting of the General Maritime board held on August 5, 2008, by a unanimous vote, the General Maritime board: declared the merger agreement, the General Maritime merger and the other transactions contemplated by the merger agreement to be advisable and fair to and in the best interests of General Maritime and its shareholders; approved the merger agreement and the transactions contemplated thereby, including, without limitation, the General Maritime merger; and resolved to recommend that the shareholders of General Maritime adopt the merger agreement and approve the General Maritime merger and take any other actions requested in connection with the merger agreement. In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the General Maritime board does not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. In the course of reaching its decision to recommend that General Maritime shareholders adopt the merger agreement and approve the General Maritime merger, the General Maritime board consulted with members of General Maritime’s management, as well as General Maritime’s legal counsel and General Maritime’s financial advisor, and considered a number of factors, which are described in detail in the section captioned “The Proposed Transaction — Recommendation of the General Maritime Board; General Maritime’s Reasons for the Proposed Transaction” beginning on page 60.

The Arlington board has determined that the terms of the Arlington amalgamation and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of Arlington and the holders of Arlington common shares, and therefore has unanimously recommended that Arlington shareholders vote “FOR” the proposal to approve the merger agreement and the proposal to approve the Arlington amalgamation agreement. In reaching its decision, the Arlington board has considered a number of factors. Because of the wide variety of factors considered, the Arlington board does not believe it practicable, nor does it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision. The factors considered by the Arlington board are described in the section captioned “The Proposed Transaction — Recommendation of the Arlington Board; Arlington’s Reasons for the Proposed Transaction” beginning on page 75.

Q:	What do I need to do now?

A:	After you have carefully read and considered this joint proxy statement/prospectus in its entirety, please vote your shares as promptly as possible by proxy by:

• accessing the Internet website specified on your enclosed proxy card;

• calling the telephone number specified on your proxy card; or

• completing, signing and dating your proxy card and returning it in the postage-paid envelope provided, so that your shares may be represented and voted at your company’s special meeting.

If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions furnished by the record holder. In order to assure that your vote is obtained and your shares are represented at your company’s special meeting, please vote your shares by proxy as instructed on your proxy card even if you currently plan to attend your company’s special meeting in person.

If you vote your proxy over the Internet or by telephone, you must do so before 11:59 p.m. (Eastern time) on December 15, 2008, the day before the General Maritime special meeting, or before 11:59 p.m. (Eastern time) on December 15, 2008, the day before the Arlington special meeting, as applicable. If you hold shares in the name of a bank or broker, please follow the voting instructions provided by your bank or broker to ensure that your shares are represented at your company’s special meeting. Please note that most banks and brokers permit their beneficial owners to vote by telephone or by Internet. If you hold shares in street name, see the question below regarding what you should do if your shares are held for you in “street name.”

Q:	What do I need to do now if I have received restricted stock under the General Maritime Amended and Restated 2001 Stock Incentive Plan, effective March 30, 2006, as amended and restated?

A:	If you have received restricted stock under the General Maritime Amended and Restated 2001 Stock Incentive Plan, you do not need to do anything. If you hold any of this restricted stock, your shares of restricted stock will be converted into shares of New General Maritime common stock at the same time and in the same manner as other shares of General Maritime common stock. Each restricted share you hold will be converted into 1.34 restricted shares of New General Maritime common stock. All other terms of your restricted stock, including the vesting schedule, will remain the same.

Q:	What do I need to do now if I have received stock options under the General Maritime Amended and Restated 2001 Stock Incentive Plan, effective March 30, 2006, as amended and restated?

A:	If you have received stock options under the General Maritime Amended and Restated 2001 Stock Incentive Plan, you do not need to do anything. If you hold any of these stock options, your options will be become options to purchase shares of New General Maritime common stock with the following adjustments: The number of General Maritime common shares currently subject to your options will be multiplied by 1.34 (the same ratio that applies to outstanding shares of General Maritime common stock), rounded down to the nearest whole share, and the exercise price per share of your option will be divided by 1.34, rounded up to the nearest whole cent. For example, if you have an option to purchase 1,500 shares of General Maritime common stock for an exercise price of $14.58 per share, that option would be converted into an option to purchase 2,010 shares (1,500 x 1.34) of New General Maritime common stock with an exercise price of $10.89 per share ($14.58 ÷ 1.34, rounded up to the nearest whole cent). All the other terms of your stock options, including the vesting schedule, will remain the same.

Q:	What if I fail to vote?

A:	The affirmative vote of holders of a majority of all of the outstanding shares of General Maritime’s common stock, rather than a majority of only those shares that are represented at General Maritime’s special meeting, is required to adopt the merger agreement and approve the proposed transaction. Therefore, if a General Maritime shareholder does not vote their shares, or does not instruct their broker, bank or other nominee how to vote shares held for them in “street name,” the effect will be the same as a vote “against” the proposed transaction. If they respond and do not indicate how they want to vote, their proxy will be counted as a vote “for” the proposed transaction. If they respond but abstain from voting, their proxy will have the same effect as a vote “against” the proposed transaction.

The affirmative vote of a majority of the votes cast at the Arlington special general meeting and entitled to vote thereon is required to approve and adopt the merger agreement and the Arlington amalgamation agreement and thereby approve the proposed transaction. If they respond and do not indicate how they want to vote, their proxy will be counted as a vote “for” the proposed transaction. Shares represented by proxies that are marked “abstain” or “withhold” on any matter will be counted as shares present for purposes of determining the presence of a quorum. Common shares that are represented by broker non-votes will also be counted as shares present for purposes of determining the presence of a quorum. Abstentions, broker non-votes and votes withheld will not be counted as votes cast at the Arlington special general meeting.

Q:	If my shares are held for me in “street name,” will my broker, bank or other nominee vote my shares for me?

A:	No. If you do not provide your broker, bank or other nominee with instructions on how to vote the shares held for you in “street name,” your broker, bank or other nominee will not vote those shares. If you do not give voting instructions to your broker, bank or other nominee, you will not be counted as voting, unless you appear in person at your company’s special meeting with a legal, valid proxy from the record holder of those shares. Therefore, if your shares are held in “street name” by your broker, bank or other nominee, you should make certain that you instruct your broker, bank or other nominee how to vote your shares. In the case of General Maritime shareholders, if you do not give voting instructions to your broker, bank or other nominee, the effect will be the same as a vote “against” the proposed transaction. In the case of Arlington shareholders, if you do not give voting instructions to your broker, bank or other nominee, your vote will not be counted as a vote cast. In addition, please check the voting form used by your broker, bank or other nominee to see if that form offers voting by telephone or through the Internet.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at your company’s special meeting. You can do this in one of the following four ways:

•	First, you may timely deliver a valid, later-dated proxy.

•	Second, you may provide a written notice to your company’s corporate secretary before your company’s special meeting indicating that you have revoked your proxy. The contact information for the corporate secretary of General Maritime and the contact information for the corporate secretary of Arlington are as follows:

•	General Maritime: c/o John C. Georgiopoulos, Secretary, General Maritime Corporation, 299 Park Avenue, 2nd Floor, New York, New York 10171

•	Arlington: Renee Hill, Company Secretary, Arlington Tankers Ltd., c/o Appleby, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda, or by facsimile to (441) 298-3482

•	Third, you may cast a new proxy vote over the Internet or by telephone.

•	Fourth, you may vote in person at your company’s special meeting.

If you vote your proxy over the Internet or by telephone, you must do so before 11:59 p.m. (Eastern time) on December 15, 2008, the day before the General Maritime special meeting, if you are a General Maritime shareholder, or before 11:59 p.m. (Eastern time) on December 15, 2008, the day before the Arlington special meeting, if you are an Arlington shareholder.

If you have instructed your broker, bank or other nominee how to vote your shares, you must follow the directors you receive from your broker, bank or other nominee to change those instructions.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send in any stock certificates with your proxy.

If the proposed transaction is consummated, we will send General Maritime shareholders and Arlington shareholders written instructions on how to exchange their stock certificates for the shares of New General Maritime common stock they are entitled to receive in the proposed transaction (as well as any cash they are entitled to receive in lieu of fractional shares).

Q:	Where will my shares of New General Maritime common stock be listed?

A:	We intend to apply to list the shares of New General Maritime common stock to be issued in the proposed transaction on the New York Stock Exchange, or the NYSE, under the trading symbol “GMR.”

Q:	When do you expect the proposed transaction to be completed?

A:	We are working to complete the proposed transaction as quickly as possible, and we currently expect to complete the proposed transaction during the fourth quarter of 2008. However, it is possible that factors outside of our control could require us to complete the proposed transaction at a later time, and it is also possible that the proposed transaction may not be consummated at all.

Q:	Can I dissent and require appraisal of my shares?

A:	Yes. If you are a General Maritime shareholder, under Marshall Islands law, if the General Maritime merger is consummated, then holders of General Maritime common stock that have properly elected to dissent pursuant to Sections 100 and 101 of the MIBCA, will be entitled to payment of the fair value of their shares in accordance with Marshall Islands law. To exercise your right to dissent, you must strictly follow the procedures prescribed by the MIBCA. See the section captioned “Appraisal Rights of Dissenting Shareholders — General Maritime” beginning on page 162.

If you are an Arlington shareholder, under Bermuda law, if the Arlington amalgamation is approved, then holders of Arlington common shares that did not vote in favor of the Arlington amalgamation and who are not satisfied that they have been offered fair value for their shares may apply to the Supreme Court of Bermuda to request that the Supreme Court appraise the fair value of their shares pursuant to section 106(6) of the Companies Act. To exercise such a right, you must strictly follow the procedures prescribed by the Companies Act. See the section captioned “Appraisal Rights of Dissenting Shareholders — Arlington” beginning on page 162.

Q:	Are there risks I should consider in deciding whether or not to vote in favor of the proposed transaction?

A:	Yes. We have set forth a non-exhaustive list of risk factors that you should consider carefully in connection with the proposed transaction. See the section captioned “Risk Factors” beginning on page 20.

Q:	What are the material United States federal income tax consequences to me of the proposed transaction?

A:	It is a condition to the obligation of each of General Maritime and Arlington to close the proposed transaction that they receive opinions that the General Maritime merger and the Arlington amalgamation will each qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Assuming the General Maritime merger and Arlington amalgamation qualify as reorganizations, then for U.S. federal income tax purposes:

• if you are a General Maritime shareholder, you will not recognize gain or loss on the exchange of your General Maritime common stock for New General Maritime common stock pursuant to the General Maritime merger (except for gain or loss with respect to cash received in lieu of fractional shares);

• if you are an Arlington shareholder, you will not recognize gain or loss on the exchange of your Arlington common shares for New General Maritime common stock pursuant to the Arlington amalgamation (except for gain or loss with respect to cash received in lieu of fractional shares).

It is possible that one or both of the exchanges will be a taxable event for shareholders subject to tax in a jurisdiction other than the United States.

The United States federal income tax consequences of the proposed transaction are discussed in greater detail below in the section captioned “The Proposed Transaction — Material United States Federal Income Tax Consequences to Shareholders — Consequences of the Proposed Transaction” beginning on page 96.

Tax matters are very complicated and the tax consequences to you of the proposed transaction will depend on your particular circumstances. You are urged to consult your own tax advisor to fully understand the tax consequences of the proposed transaction.

x

Q:	Whom can I contact if I have any questions?

A:	If you have any questions about your company’s special meeting, the merger agreement or the proposed transaction, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

• if you are a General Maritime shareholder:

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Telephone: (800) 659-5550 E-mail: proxy@dfking.com

• if you are an Arlington shareholder:

MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Telephone: (800) 322-2885 (toll free); (212) 929-5500 (collect) E-mail: proxy@mackenziepartners.com

If your broker holds your shares, then you should also contact your broker for additional information.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus. You are urged to read carefully this entire joint proxy statement/prospectus, its appendices and the information incorporated by reference into this joint proxy statement/prospectus. You may obtain information incorporated by reference into this joint proxy statement/prospectus by following the instructions in the section captioned “Where You Can Find More Information” beginning on page 167.

The Companies (page 49)

General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

General Maritime, through its subsidiaries, is a provider of international seaborne crude oil transportation services principally within the Atlantic basin, which includes ports in the Caribbean, South and Central America, the United States, West Africa, the Mediterranean, Europe and the North Sea. General Maritime also currently operates tankers in other regions, including the Black Sea and the Far East. General Maritime currently owns and operates a fleet of 22 tankers — eleven Aframax and eleven Suezmax tankers with a carrying capacity of approximately 2.7 million dwt. After the delivery of one Aframax vessel expected in December 2008, General Maritime will own a fleet of 23 tankers — twelve Aframax, and eleven Suezmax tankers with a total carrying capacity of approximately 2.9 million dwt. General Maritime common stock has traded on the NYSE under the trading symbol “GMR” since its initial public offering on June 12, 2001. As of June 30, 2008, General Maritime had approximately $865,428,000 in total assets.

Arlington Tankers Ltd.
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda
(441) 292-4456

Arlington is an international, seaborne transporter of crude oil and petroleum products. Arlington’s fleet consists of eight modern double-hulled vessels, and is one of the youngest tanker fleets in the world, with an average vessel age of approximately 4.7 years, as of June 30, 2008. The fleet consists of two V-MAX tankers, which are specially designed very large crude carriers, two Panamax tankers and four Product tankers. All of Arlington’s vessels are employed on long-term time charters. Arlington was incorporated in Bermuda in September 2004. Arlington common shares have traded on the NYSE under the trading symbol “ATB” since its initial public offering on November 10, 2004. As of June 30, 2008, Arlington had $335,735,000 in total assets.

Galileo Holding Corporation
c/o General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

Galileo Holding Corporation is a corporation incorporated under the laws of the Republic of the Marshall Islands, which was recently formed for the purpose of effecting the proposed transaction. Prior to the effective time of the proposed transaction, the holding company’s equity will be owned 73% by General Maritime and 27% by Arlington. At the effective time of the proposed transaction, Galileo Holding Corporation will be renamed “General Maritime Corporation” and will become a publicly traded company.

Galileo Merger Corporation
 c/o General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

Galileo Merger Corporation is a corporation incorporated under the laws of the Republic of the Marshall Islands and is a wholly owned subsidiary of the holding company. This entity was recently formed for the purpose of effecting the General Maritime merger (as described below).

Archer Amalgamation Limited
c/o General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

Archer Amalgamation Limited is a company incorporated in the Islands of Bermuda and is a wholly owned subsidiary of the holding company. This entity was recently formed for the purpose of effecting the Arlington amalgamation (as described below).

The Proposed Transaction; Structure of the Proposed Transaction (page 50)

The merger agreement provides for the transaction described below. The merger agreement is attached to this document as Appendix A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the proposed transaction and your rights and obligations in connection with the proposed transaction.

To accomplish the proposed transaction, General Maritime and Arlington have formed the holding company. Prior to the effective time of the proposed transaction, the holding company’s equity will be owned 73% by General Maritime and 27% by Arlington. The holding company has two subsidiaries, merger sub and amalgamation sub. At the time the proposed transaction is completed:

•	merger sub will be merged with and into General Maritime, which we refer to in this joint proxy statement/prospectus as the General Maritime merger, with General Maritime continuing as the surviving corporation;

•	amalgamation sub will amalgamate with Arlington, which we refer to in this joint proxy statement/prospectus as the Arlington amalgamation;

•	each share of General Maritime common stock will be automatically converted into the right to receive 1.34 shares, which we refer to as the General Maritime exchange ratio, of New General Maritime common stock, other than shares of General Maritime common stock held by a holder who has delivered a written objection to the proposed corporate action and a demand for payment of such shares in accordance with Sections 100 and 101 of the Marshall Islands Business Corporations Act, or MIBCA, and has not voted in favor of the adoption of the merger agreement, until such time as such holder fails to perfect or effectively withdraws or otherwise loses such holder’s right to payment under Sections 100 and 101 of the MIBCA; and

•	each Arlington common share will be automatically converted into the right to receive one share, which we refer to as the Arlington exchange ratio, of New General Maritime common stock, other than Arlington common shares held by a holder who has not voted in favor of the Arlington amalgamation or consented thereto in writing and who otherwise properly perfected such holder’s right to appraisal for such shares in accordance with the Companies Act, until such time as such holder withdraws an appraisal application to the applicable Bermuda court.

Pursuant to the merger agreement, and as a result of the proposed transaction, General Maritime and Arlington will each become a wholly owned subsidiary of the holding company at the effective time of the proposed transaction. In addition, at the effective time of the proposed transaction, the holding company’s name will be changed to “General Maritime Corporation,” and:

•	New General Maritime’s amended and restated articles of incorporation and its amended and restated by-laws will be substantially in the forms attached as Exhibit A and Exhibit B to Appendix A of this joint proxy statement/prospectus;

•	General Maritime’s current directors and one current Arlington director will be the directors of New General Maritime immediately after the effective time of the proposed transaction, and Peter C. Georgiopoulos will continue to serve as Chairman of the Board, as described in the section captioned “The Proposed Transaction — Continuing Board and Management Positions” beginning on page 91;

•	General Maritime’s current officers will be the officers of New General Maritime immediately after the effective time of the proposed transaction, except that John Tavlarios will be President of New General Maritime and Peter C. Georgiopoulos, General Maritime’s Chairman, President and Chief Executive Officer, will step down as President and Chief Executive Officer of General Maritime upon consummation of the proposed transaction and will not serve in those capacities for New General Maritime, in each case as described in the sections captioned “The Proposed Transaction — Continuing Board and Management Positions” beginning on page 91;

•	General Maritime’s current headquarters will be New General Maritime’s headquarters; and

•	shares of New General Maritime common stock are expected to be listed and traded on the NYSE under the trading symbol “GMR,” the trading symbol under which shares of General Maritime common stock currently trade on the NYSE.

General Maritime and Arlington expect to incur approximately $29 million and $10 million, respectively, in fees and costs associated with consummating the proposed transaction, including amounts in connection with the anticipated arrangements described under the sections captioned “The Proposed Transaction — Interests of General Maritime’s Directors and Executive Officers in the Proposed Transaction” beginning on page 74 and “— Interests of Arlington’s Directors and Executive Officer in the Proposed Transaction” beginning on page 89.

The structural organization of the companies before and after completion of the proposed transaction is illustrated on the following page.

BEFORE THE PROPOSED TRANSACTION

AFTER THE PROPOSED TRANSACTION

(1)	Estimated based on the total number of shares of General Maritime common stock and Arlington common shares outstanding as of October 30, 2008.

Recommendations of the Boards of Directors; Reasons for the Proposed Transaction

To General Maritime Shareholders (page 60)

As discussed in detail elsewhere in this joint proxy statement/prospectus, the General Maritime board has unanimously approved the merger agreement and the General Maritime merger. At a special meeting of the General Maritime board held on August 5, 2008, by a unanimous vote, the General Maritime board: declared the merger agreement, the General Maritime merger and the other transactions contemplated by the merger agreement to be advisable and fair to, and in the best interests of General Maritime and its shareholders; approved the merger agreement and the transactions contemplated thereby, including, without limitation, the General Maritime merger; and resolved to recommend that the shareholders of General Maritime adopt the merger agreement and approve the General Maritime merger and take any other actions requested in connection with the merger agreement. In addition, the General Maritime board unanimously recommends that General Maritime shareholders vote “FOR” adoption of the merger agreement and approval of the General Maritime merger.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the General Maritime board considered a number of factors in its deliberations. Those factors are described in the section captioned “The Proposed Transaction — Recommendation of the General Maritime Board; General Maritime’s Reasons for the Proposed Transaction” beginning on page 60. Among others, the following factors supported the General Maritime board’s decision:

•	the combined company’s potential for revenue growth, including the balance between time charter and spot exposure to provide earnings and cash flow stability while creating the potential to benefit from stronger tanker rates;

•	General Maritime’s and Arlington’s complementary businesses and the potential for synergies and cost savings, including an estimated $7.5 million of cash cost savings expected to be realized in the first full year of operations following the proposed transaction from combining operations and the executive transition; and

•	the combined company will have a modern, diverse fleet of 31 double-hulled vessels (approximately 4.0 million dwt) with an average age of 8.0 years, with a presence in both the crude oil and the petroleum product segments.

To Arlington Shareholders (page 75)

As discussed in detail elsewhere in this joint proxy statement/prospectus, the Arlington board has unanimously approved the merger agreement, the Arlington amalgamation agreement and the proposed transaction. At a special meeting of the Arlington board held on August 5, 2008, the Arlington board unanimously determined that the Arlington amalgamation and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Arlington and its shareholders and approved the merger agreement and the Arlington amalgamation agreement. In addition, the Arlington board unanimously recommends that shareholders vote “FOR” approval of the merger agreement and the Arlington amalgamation agreement.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Arlington board considered a number of factors in its deliberations. Those factors are described in the section captioned “The Proposed Transaction — Recommendation of the Arlington Board; Arlington’s Reasons for the Proposed Transaction” beginning on page 75. Among others, the following factors supported the Arlington board’s decision:

•	Arlington’s shareholders will have the opportunity to participate in the potential increased future value of a larger company with an attractive business profile;

•	the larger scale of the combined company will provide greater opportunities to retain cash to invest in growth, while at the same servicing the debt associated with the combined company’s more moderate leverage;

•	the combined company will have an attractive dividend profile for Arlington shareholders;

•	the Arlington board anticipated that, on a stand-alone basis, Arlington’s cash available for dividends would decline in 2009 from the cash available in 2008 and for each year thereafter and therefore the dividend level would likely remain materially below the range of dividends paid in all prior years; and

•	due to the expected refinancing with amortizing debt of Arlington’s credit facility at or prior to January 2011, a decline in dividends of more than 40% is expected to occur in 2011.

Opinions of Financial Advisors Presented to the Boards of Directors

General Maritime (page 63)

In the course of reaching its decision to recommend that General Maritime shareholders adopt the merger agreement and approve the General Maritime merger, the General Maritime board considered, among other factors, the analyses and presentation prepared by its financial advisor, UBS Securities LLC, or UBS, and the opinion of UBS, dated August 5, 2008, to the effect that, as of such date, and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the General Maritime exchange ratio provided for in the proposed transaction was fair, from a financial point of view, to General Maritime. The full text of the opinion of UBS is attached as Appendix B to this joint proxy statement/prospectus. UBS’ opinion was provided for the benefit of the General Maritime board in connection with, and for the purpose of, its evaluation of the proposed transaction and addresses only the fairness of the General Maritime exchange ratio in the proposed transaction from a financial point of view. The opinion does not address any other aspect of the proposed transaction. The opinion does not address the relative merits of the proposed transaction as compared to other business strategies or transactions that might be available with respect to General Maritime or General Maritime’s underlying business decision to effect the proposed transaction. The opinion does not constitute a recommendation to any shareholder as to how to vote or act with respect to the proposed transaction. Holders of shares of General Maritime common stock are urged to read the opinion of UBS carefully and in its entirety. See the section captioned “The Proposed Transaction — Opinion of General Maritime’s Financial Advisor” beginning on page 63.

Arlington (page 78)

In the course of reaching its decision to recommend that Arlington shareholders approve the merger agreement and approve the Arlington amalgamation agreement, the Arlington board considered, among other factors, the analyses and presentation prepared by its financial advisor, Jefferies & Company, Inc., or Jefferies, and the opinion of Jefferies to the effect that, as of August 5, 2008, and based upon and subject to various assumptions made, procedures followed, matters considered and limitations described in the opinion, the Arlington exchange ratio was fair, from a financial point of view, to the holders of Arlington common shares. Jefferies’ opinion was provided for the use and benefit of the Arlington board in its consideration of the proposed transaction. Jefferies’ opinion did not address the relative merits of the proposed transaction as compared to any alternative transaction or opportunity that might be available to Arlington, nor did it address the underlying business decision by Arlington to engage in the proposed transaction or the terms of the merger agreement or the documents referred to therein. Furthermore, Jefferies’ opinion did not constitute a recommendation as to how any holder of common shares of Arlington should vote on the proposed transaction or any matter related thereto. The full text of Jefferies’ written opinion, dated August 5, 2008, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. Arlington urges its shareholders to read carefully Jefferies’ entire opinion. See the section captioned “The Proposed Transaction — Opinion of Arlington’s Financial Advisor” beginning on page 78.

Special Meetings; Record Dates; Required Votes (pages 40 and 44)

The special meeting of General Maritime shareholders is scheduled to be held on December 16, 2008 at 10:00 a.m. (Eastern time) at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the

Americas, New York, New York. You are entitled to vote at the General Maritime special meeting if you were a holder of shares of General Maritime common stock at the close of business on October 27, 2008, which is the record date for the General Maritime special meeting.

The special general meeting of Arlington shareholders is scheduled to be held on December 16, 2008 at 10:00 a.m. (Eastern time) at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, NY 10022. You are entitled to vote at the Arlington special general meeting if you were a holder of Arlington common shares at the close of business on October 27, 2008, which is the record date for the Arlington special general meeting.

The proposed transaction will not be consummated unless the merger agreement and, with respect to Arlington, the Arlington amalgamation agreement, are approved and adopted, and therefore the proposed transaction is approved, by the affirmative vote of holders of a majority of the outstanding shares of General Maritime common stock and by the affirmative vote of a majority of the votes cast at the special general meeting and entitled to vote.

Shares Owned by Directors and Executive Officers (pages 106 and 109)

As of the record date for the General Maritime special meeting, the directors and executive officers of General Maritime beneficially owned and were entitled to vote 4,629,530 shares of General Maritime common stock, which represented approximately 14.8% of the shares of General Maritime common stock outstanding on that date.

As of the record date for the Arlington special general meeting, the directors and executive officer of Arlington beneficially owned and were entitled to vote 7,985 Arlington common shares, which represented less than 1% of the Arlington common shares outstanding on that date.

Interests of Certain Persons in the Proposed Transaction (pages 74 and 89)

In considering the recommendations of the General Maritime board and the Arlington board with respect to the proposed transaction, you should be aware of the benefits available to the executive officers and directors of each company in connection with the proposed transaction, and the potential conflicts of interest which they may have with their company’s respective shareholders. These individuals have certain interests in the proposed transaction that may be different from, or in addition to, the interests of their company’s shareholders. The General Maritime board and the Arlington board were aware of these interests and considered them, among other matters, in making their recommendations. Information relating to the interests of General Maritime’s directors and executive officers is located beginning on page 74, and information relating to the interests of Arlington’s directors and executive officer is located beginning on page 89.

Executive Transition (page 74)

As previously announced, Mr. Peter Georgiopoulos has agreed to serve as Chairman of New General Maritime and General Maritime and will step down as President and Chief Executive Officer, while John Tavlarios will become President of New General Maritime. Information relating to the interests of General Maritime’s directors and executive officers is located in the section captioned “The Proposed Transaction — Interests of General Maritime’s Directors and Executive Officers in the Proposed Transaction” beginning on page 74.

Treatment of General Maritime Stock Options and Other Equity-Based Awards in the Proposed Transaction (page 105)

General Maritime has granted shares of restricted stock and stock options pursuant to the General Maritime Amended and Restated 2001 Stock Incentive Plan, effective March 30, 2006, as amended and restated. These grants will be converted into equivalent grants with respect to New General Maritime common stock.

Each General Maritime stock option will become an option to purchase shares of New General Maritime with the following adjustments: The number of General Maritime common shares currently subject to the option will be multiplied by 1.34 (the same ratio that applies to outstanding shares of General Maritime stock), rounded down to the nearest whole share, and the exercise price per share of your option will be divided by 1.34, rounded up to the nearest whole cent. For example, an option to purchase 1,500 shares of General Maritime common stock for an exercise price of $14.58 per share would be converted in an option to purchase 2,010 shares (1,500 x 1.34) of New General Maritime common stock with an exercise price of $10.89 per share (14.58 ÷ 1.34, rounded up to the nearest whole cent). All the other terms of the stock options, including the vesting schedule, will remain the same.

Each share of General Maritime restricted stock will be converted into 1.34 shares of New General Maritime common stock at the same time and in the same manner as other shares of General Maritime common stock. All other terms of the restricted stock, including the vesting schedule, will remain the same.

Pursuant to Arlington’s 2006 bonus plan, Mr. Edward Terino, Arlington’s Chief Executive Officer, President and Chief Financial Officer, received an equity-based award that entitles him to cash payments based on 3,537 of Arlington’s common shares. In connection with this award, Mr. Terino is entitled to receive a lump sum cash payment equal to the average daily closing price per Arlington common share on the NYSE during the 30 trading days prior to the date that Arlington first declares a dividend in 2009 multiplied by 3,537, so long as Mr. Terino remains employed with Arlington on such declaration date. In connection with the proposed transaction, the Arlington board and Mr. Terino have agreed to accelerate the cash payment payable to Mr. Terino in connection with his equity-based award under Arlington’s 2006 bonus plan. Upon the consummation of the proposed transaction, or the earlier termination of Mr. Terino’s employment with Arlington (other than by Arlington for cause, disability or death or by Mr. Terino with good reason), prior to the date on which Arlington first declares a dividend in 2009, Mr. Terino will be entitled to a cash payment equal to the average daily closing price per Arlington common share on the NYSE during the 30 trading days preceding the closing date of the proposed transaction multiplied by 3,537.

What Shareholders Will Receive in the Proposed Transaction (page 112)

General Maritime shareholders will receive 1.34 shares of New General Maritime common stock for each share of General Maritime common stock they own. Arlington shareholders will receive one share of New General Maritime common stock for each Arlington common share they own. New General Maritime will not issue any fractional shares of New General Maritime common stock in the proposed transaction. If you would otherwise be entitled to receive a fractional share of New General Maritime common stock in the proposed transaction, you will instead receive the value of that fractional share in cash (without interest) in lieu of that fractional share.

Conditions to Completion of the Proposed Transaction (page 120)

The merger agreement contains customary closing conditions, including the following conditions which apply to both General Maritime and Arlington:

•	the shareholders of General Maritime and of Arlington shall each have approved the merger agreement;

•	the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, shall have expired or been terminated. The Federal Trade Commission, or FTC, and the Antitrust Division of the Department of Justice have granted early termination of the waiting period under the HSR Act. See the section captioned “Regulatory Matters” on page 111;

•	all authorizations or consents of any governmental entity in connection with the consummation of the proposed transaction shall have been obtained;

•	the registration statement of which this joint proxy statement/prospectus forms a part shall have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceeding for that purpose shall have been issued or threatened in writing by the Securities and Exchange Commission, or the SEC, or its staff;

•	no governmental entity shall have enacted or issued any order, executive order, stay, decree, temporary restraining order, judgment or injunction which has the effect of making either the General Maritime merger or the Arlington amalgamation illegal or otherwise prohibiting consummation of the transactions contemplated by the merger agreement;

•	the shares of New General Maritime common stock to be issued in the proposed transaction shall have been approved for listing on the NYSE;

•	there shall not be pending before any governmental entity any actions, suits, claims or proceedings relating to the proposed transaction, or otherwise against the parties to the merger agreement or any of their respective subsidiaries, which have a reasonable likelihood of a judgment against such parties or any of their respective subsidiaries and with respect to which judgments adverse to such parties or any of their respective subsidiaries, have had or are reasonably likely to have in the aggregate a material adverse effect on either General Maritime or Arlington;

•	the representations and warranties of each party set forth in the merger agreement shall be true and correct as of the date of the merger agreement and as of the closing date of the proposed transaction as though made on and as of the closing date, except: to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date; for changes contemplated by the merger agreement; and where the failure to be true and correct has not had, and is not reasonably likely to have, individually or in the aggregate, a material adverse effect on the other party;

•	each party shall have performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the closing date; and

•	receipt of the opinion of its counsel to the effect that each of the General Maritime merger and the Arlington amalgamation will be treated for United States federal income tax purposes as reorganizations within the meaning of Section 368(a) of the Code.

In addition, the following closing conditions apply only to General Maritime:

•	General Maritime shall have obtained the consent of the agent and the lenders under its existing credit facility to the proposed transaction and to continue the credit facility after the effective time of the proposed transaction; and

•	the appraisal rights in connection with the General Maritime merger and the Arlington amalgamation shall not have been properly perfected (i) pursuant to the Companies Act by holders of more than 30% of the outstanding Arlington common shares or (ii) pursuant to the MIBCA of more than 10% of the outstanding shares of General Maritime common stock.

Termination of the Merger Agreement (page 125)

The merger agreement may be terminated at any time prior to the completion of the proposed transaction by the mutual written consent of General Maritime and Arlington, and it can also be terminated by either General Maritime or Arlington under certain specified circumstances, even if one or both parties have obtained the requisite shareholder approval, including if:

•	the proposed transaction has not been consummated on or before March 31, 2009;

•	any restraint which has the effect of making the proposed transaction illegal or otherwise prohibiting consummation of the proposed transaction or any adverse proceeding results in a judgment that will have become nonappealable and final;

•	the shareholders of either General Maritime or Arlington do not approve the merger agreement and therefore the proposed transaction at their company’s special meeting;

•	the other party has breached its representations, warranties, covenants or agreements in the merger agreement, which breach would cause the closing conditions relating to representations and warranties or covenants and agreements, as applicable, not to be satisfied, and which breaches have not been cured within 30 days after notice from the party seeking to terminate, or if all of the closing conditions have been satisfied and the other party breaches its obligation to consummate the proposed transaction;

•	the other party has breached its non-solicitation obligations or its obligation to call its shareholder meeting; or

•	the other party’s board:

•	withdraws or modifies, in a manner materially adverse to the other party, its approval or recommendation of the merger agreement and the proposed transaction; or

•	fails to give its recommendation to the approval of the merger agreement and the proposed transaction in this joint proxy statement/prospectus or has withdrawn or modified in a manner materially adverse to the other party its recommendation of the merger agreement and the proposed transaction.

In addition, subject to specified conditions, General Maritime has the right to terminate the merger agreement at any time prior to the completion of the proposed transaction, even if it has obtained the requisite shareholder approval, if:

•	the Arlington board:

•	has approved or recommended, or has proposed publicly to approve or recommend, to Arlington shareholders an acquisition proposal; or

•	has recommended that Arlington shareholders tender their shares in a tender offer or exchange offer for outstanding Arlington common shares commenced by a party other than by General Maritime or an affiliate of General Maritime, or fails to recommend against acceptance of such offer;

•	after receipt by Arlington of an acquisition proposal that is public information, General Maritime has requested in writing that the Arlington board reconfirm its recommendation of the merger agreement and the transactions contemplated thereby and the Arlington board has failed to do so within five business days after its receipt of General Maritime’s request;

•	the General Maritime board, to the extent required by the fiduciary obligations of the General Maritime board, determines in good faith after consultation with outside counsel to enter into a General Maritime acquisition agreement; or

•	appraisal rights in connection with the General Maritime merger and the Arlington amalgamation have been properly perfected pursuant to the Companies Act by holders of more than 30% of the outstanding Arlington common shares, or pursuant to the MIBCA by holders of more than 10% of the outstanding shares of General Maritime common stock.

Furthermore, subject to specified conditions, Arlington has the right to terminate the merger agreement at any time prior to the completion of the proposed transaction, even if it has obtained the requisite shareholder approval, if:

•	after receipt by General Maritime of a change of control proposal that is public information, Arlington has requested in writing that the General Maritime board reconfirm its recommendation of the merger agreement and the transactions contemplated thereby and the General Maritime board has failed to do so within five business days after its receipt of Arlington’s request; or

•	the General Maritime board has approved or recommended, or has proposed publicly to approve or recommend, to General Maritime shareholders a change of control proposal but General Maritime has not terminated the merger agreement.

Termination Fees; Reimbursement of Expenses (pages 126 and 127)

In the merger agreement, General Maritime has agreed to pay Arlington a termination fee of $11 million, and/or pay Arlington up to $4.5 million as reimbursement for expenses it actually incurred relating to the proposed transaction prior to termination, if the merger agreement is terminated by either party in certain specified circumstances involving a change of control proposal, a change in the General Maritime board’s recommendation of the merger agreement and the proposed transaction, General Maritime’s breach of its non-solicitation obligations or its obligation to call its shareholder meeting or a General Maritime acquisition agreement. In addition, Arlington has agreed to pay General Maritime a termination fee of $11 million, and/or pay General Maritime up to $4.5 million as reimbursement for expenses it actually incurred relating to the proposed transaction prior to termination, if the merger agreement is terminated by either party in certain specified circumstances involving an acquisition proposal, a change in the Arlington board’s recommendation of the merger agreement and the proposed transaction, Arlington’s breach of its non-solicitation obligations or its obligation to call its shareholders meeting, or if appraisal rights in connection with the proposed transaction have been properly perfected under applicable law by holders of more than 30% of the outstanding Arlington common shares or holders of more than 10% of the outstanding shares of General Maritime common stock.

No Solicitation (page 122)

General Maritime

The merger agreement restricts the ability of General Maritime to solicit or engage in discussions or negotiations with a third-party regarding a change of control proposal with respect to General Maritime. If, however, General Maritime receives an unsolicited change of control proposal from a third-party, and the General Maritime board determines in good faith, after consultation with its outside counsel, that its fiduciary obligations require it to do so, General Maritime may furnish information to the third-party and engage in negotiations regarding a change of control proposal with the third-party, subject to specified conditions. In circumstances other than in connection with a change of control proposal, at any time prior to receipt of the General Maritime shareholder approval, the General Maritime board may withdraw its approval or recommendation of the merger agreement, subject to certain specified conditions, if the General Maritime board first determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the General Maritime board’s fiduciary obligations under applicable law.

Arlington

The merger agreement restricts the ability of Arlington to solicit or engage in discussions or negotiations with a third-party regarding a proposal to acquire a significant interest in Arlington. If, however, Arlington receives an unsolicited acquisition proposal from a third-party that the Arlington board determines in good faith, after consultation with its outside counsel, constitutes a superior proposal or would reasonably be expected to lead to a superior proposal, Arlington may furnish information to the third-party and engage in negotiations regarding an acquisition proposal with the third-party, subject to specified conditions. In circumstances other than in connection with an acquisition proposal, at any time prior to receipt of the Arlington shareholder approval, the Arlington board may withdraw its approval or recommendation of the merger agreement, subject to certain specified conditions, if the Arlington board first determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the Arlington board’s fiduciary obligations under applicable law.

Ownership of New General Maritime after Completion of the Proposed Transaction (page v)

If the proposed transaction is consummated, then based on the number of shares of General Maritime common stock and Arlington common shares outstanding on October 30, 2008, New General Maritime would issue approximately 42.0 million shares of New General Maritime common stock to General Maritime shareholders in the proposed transaction, which would represent approximately 73.0% of the shares of New General Maritime common stock outstanding immediately after consummation of the proposed transaction, and New General Maritime would issue approximately 15.5 million shares of New General Maritime common stock to Arlington shareholders in the proposed transaction, which would represent approximately 27.0% of the shares of New General Maritime common stock outstanding immediately after consummation of the proposed transaction. Of the approximately 42.0 million shares of New General Maritime common stock that would be issued to General Maritime shareholders, approximately 6,203,570 shares, or approximately 10.79% of the shares of New General Maritime common stock outstanding immediately after consummation of the proposed transaction, would be held by persons who served as named executive officers and/or directors of General Maritime immediately prior to consummation of the proposed transaction, and of the approximately 15.5 million shares of New General Maritime common stock that would be issued to Arlington shareholders, approximately 7,985 shares, or less than 1% of the shares of New General Maritime common stock outstanding immediately after consummation of the proposed transaction, would be held by persons who served as an executive officer and/or directors of Arlington immediately prior to consummation of the proposed transaction.

Commitment Letter; Treatment of Existing Debt Facilities in the Proposed Transaction; Amended Credit Agreement (page 94)

Both General Maritime and Arlington have received the support of their respective existing bank lenders and have received preliminary approvals to roll-over their respective debt facilities in the proposed transaction. On August 1, 2008, General Maritime received a commitment letter from Nordea Bank Finland plc, New York Branch, as administrative agent and collateral agent for the lenders party to General Maritime’s credit agreement, dated as of October 26, 2005, as amended to date, which we refer to as the 2005 Credit Agreement, and from the necessary lenders, agreeing, subject to the conditions set forth in the commitment letter, including General Maritime having taken the required actions described below, to amend the credit agreement in order to give effect to the transactions contemplated by the merger agreement. On September 25, 2008, Arlington, the lender under its secured credit facility and certain subsidiaries of Arlington entered into an agreement under which the lender under Arlington’s secured credit facility consented to the proposed transaction. Pursuant to the terms of such agreement, among other things, the margin will be increased to 1.25% per year, Arlington will be required to pay a 1% prepayment fee if the loan under its secured credit facility is prepaid within two years of September 25, 2008 and the secured credit facility will be amended, restated or otherwise modified to incorporate the foregoing and to give effect to the transactions contemplated by the merger agreement. Each of the amendments described above will become effective only upon the closing of the proposed transaction and the satisfaction of other conditions. On October 20, 2008, in connection with the proposed transaction, General Maritime entered into an Amended and Restated Credit Agreement, which we refer to as the amended credit agreement, among New General Maritime, General Maritime, the lenders party from time to time thereto, Nordea Bank Finland PLC, New York Branch, as Administrative Agent and Collateral Agent, and Nordea Bank Finland PLC, New York Branch, HSH Nordbank AG, and DNB Nor Bank ASA, New York Branch, as Joint Lead Arrangers and Joint Book Runners. Under the amended credit agreement, among other things, if the proposed transaction is consummated and General Maritime has taken the required actions described below, then General Maritime’s existing 2005 Credit Agreement, as amended to date, will be amended and restated in its entirety. Among other conditions, New General Maritime is required to pledge General Maritime’s common stock, deliver amended vessel mortgages and complete definitive documentation in order for the amended credit agreement to become effective. If the proposed transaction is not consummated or the other conditions precedent to closing described above are not satisfied, General Maritime’s 2005 Credit Agreement, as amended, will remain in effect until its scheduled maturity in 2012. The commitment letter, the treatment of the companies’ respective debt facilities in the proposed transaction, and the amended credit agreement are described in detail in the section captioned “The Proposed Transaction — Commitment Letter; Treatment of Existing Debt Facilities in the Proposed Transaction; Amended Credit Agreement” beginning on page 94.

Material United States Federal Income Tax Consequences to Shareholders (page 95)

It is a condition to the obligation of each of General Maritime and Arlington to close the proposed transaction that they receive opinions from their respective counsels that the General Maritime merger and the Arlington amalgamation will each qualify as a reorganization under Section 368(a) of the Code, for United

States federal income tax purposes. Assuming the General Maritime merger and the Arlington amalgamation qualify as reorganizations, the exchange of General Maritime common stock for New General Maritime common stock in the General Maritime merger will be tax-free to General Maritime shareholders and the exchange of Arlington common shares for New General Maritime common stock in the Arlington amalgamation will be tax-free to Arlington shareholders for United States federal income tax purposes (except for gain or loss with respect to cash received in lieu of fractional shares). It is possible that one or both of the exchanges will be a taxable event for shareholders subject to tax in a jurisdiction other than the United States.

The United States federal income tax consequences of the proposed transaction are discussed in greater detail below in the section captioned “The Proposed Transaction — Material United States Federal Income Tax Consequences to Shareholders” beginning on page 95.

Tax matters are very complicated and the tax consequences to you of the proposed transaction will depend on your particular circumstances. You are urged to consult your own tax advisor to fully understand the tax consequences of the proposed transaction.

Regulatory Matters (page 111)

The proposed transaction is subject to the HSR Act. Under the HSR Act, certain acquisition transactions may not be consummated until required notification and report forms have been furnished to the Antitrust Division and the FTC, and until certain waiting periods have been terminated or have expired. The parties have provided the required notification and report forms, and the waiting period under the HSR Act commenced on August 14, 2008. On August 26, 2008, we received notice that the FTC and the Antitrust Division have granted early termination of the waiting period under the HSR Act. The termination or expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the proposed transaction on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed transaction. If the proposed transaction is not consummated within 12 months after the termination of the initial HSR Act waiting period, General Maritime and Arlington must submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period must expire or be terminated earlier before the proposed transaction could be consummated.

Appraisal Rights of Dissenting General Maritime and Arlington Shareholders (page 162)

If you are a General Maritime shareholder, under Marshall Islands law, if the General Maritime merger is consummated, then holders of General Maritime common stock that have properly elected to dissent pursuant to Sections 100 and 101 of the MIBCA will be entitled to payment of the fair value of their shares in accordance with Marshall Islands law. To exercise your right to dissent, you must strictly follow the procedures prescribed by the MIBCA. See the section captioned “Appraisal Rights of Dissenting Shareholders — General Maritime” beginning on page 162.

If you are an Arlington shareholder, under Bermuda law, if the Arlington amalgamation is approved, then holders of Arlington common shares that did not vote in favor of the Arlington amalgamation and who are not satisfied that they have been offered fair value for their shares may apply to the Supreme Court of Bermuda to request that the Supreme Court appraise the fair value of their shares pursuant to section 106(6) of the Companies Act. To exercise such a right, you must strictly follow the procedures prescribed by the Companies Act. See the section captioned “Appraisal Rights of Dissenting Shareholders — Arlington” beginning on page 162.

Risk Factors (page 20)

In deciding whether or not to vote for the proposals described in this joint proxy statement/prospectus at your company’s special meeting, you are urged to carefully read and consider the risk factors contained in this section captioned “Risk Factors” beginning on page 20.

Listing and Trading of New General Maritime Common Stock after Completion of the Proposed Transaction (page 91)

We intend to apply to list on the NYSE the shares of New General Maritime common stock to be issued and exchanged for shares of General Maritime common stock and Arlington common shares in the proposed transaction. It is a condition to the consummation of the proposed transaction that the shares of New General Maritime common stock issuable in the proposed transaction be approved for listing on the NYSE, subject to official notice of issuance.

Comparison of Rights of Shareholders of General Maritime, Arlington and New General Maritime (page 144)

Pursuant to the proposed transaction, General Maritime shareholders and Arlington shareholders will receive shares of New General Maritime common stock. Therefore, after the consummation of the proposed transaction, current General Maritime shareholders and current Arlington shareholders will become New General Maritime shareholders, and their rights as New General Maritime shareholders will be governed by New General Maritime’s amended and restated articles of incorporation, New General Maritime’s amended and restated by-laws and the MIBCA. The rights of New General Maritime shareholders under the MIBCA, New General Maritime’s amended and restated articles of incorporation and New General Maritime’s amended and restated by-laws following completion of the proposed transaction will be identical, in all material respects, to their rights as General Maritime shareholders prior to completion of the proposed transaction under the MIBCA, General Maritime’s amended and restated articles of incorporation and General Maritime’s amended and restated by-laws, except as otherwise described in the section captioned “Comparison of Rights of Shareholders of General Maritime, Arlington and New General Maritime — Shareholder Rights Plan” beginning on page 144. In addition, there are a number of differences between Arlington shareholders’ current rights under Arlington’s memorandum of association, as amended, Arlington’s bye-laws, as amended, and the Companies Act, on one hand, and what their rights would be under New General Maritime’s amended and restated articles of incorporation, New General Maritime’s amended and restated by-laws, and the MIBCA, on the other hand. For a description of these differences, please see the section captioned “Comparison of Rights of Shareholders of General Maritime, Arlington and New General Maritime” beginning on page 144.

Comparative Stock Prices and Dividends (page 131)

Shares of General Maritime common stock are expected to be listed under the trading symbol “GMR” on the NYSE, and Arlington common shares are listed on the NYSE under the trading symbol “ATB.” On August 5, 2008, the last full trading day prior to the public announcement of the execution of the merger agreement, the closing price of General Maritime common stock was $24.21 per share, and the closing price of Arlington common shares was $19.71 per share. The averages of the closing prices per share of General Maritime common stock and per Arlington common shares for certain periods prior to the public announcement of the execution of the merger agreement are as follows:

	General Maritime	Arlington
	Common Stock	Common Shares
	(NYSE)	(NYSE)

30 consecutive trading day average ending August 5, 2008	$25.41	$21.72
60 consecutive trading day average ending August 5, 2008	$26.69	$22.61
90 consecutive trading day average ending August 5, 2008	$26.21	$22.70

On October 30, 2008, the most recent practicable date prior to the printing of this joint proxy statement/prospectus, the closing price of Arlington common shares was $9.05 per share, and the closing price of General Maritime common stock was $13.15 per share. You are urged to obtain current market quotations prior to making any decision with respect to the proposed transaction.

General Maritime announced on February 21, 2007 that the General Maritime board changed General Maritime’s quarterly dividend policy by adopting a fixed target amount of $0.50 per share per quarter, or $2.00 per share each year, starting with the first quarter of 2007. General Maritime intends to declare dividends in April, July, October and February of each year. For the third quarter of 2008, the General Maritime board declared a $0.50 per share dividend that will be payable on or about December 5, 2008.

Historically, Arlington has paid a quarterly cash distribution to the holders of Arlington common shares in amounts substantially equal to the charter hire received from the charterers of Arlington’s vessels, less cash expenses and less any cash reserves established by the Arlington board. Arlington has generally declared those dividends in January, April, July and October of each year and paid those dividends in the subsequent month.

Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to additional paid-in capital. In July 2008, Arlington declared a cash dividend of $8,680,000, or $0.56 per share, and paid that dividend on August 5, 2008 to Arlington shareholders of record as of August 1, 2008. In October 2008, Arlington declared a cash dividend of $8,835,000, or $0.57 per share, payable on November 4, 2008 to Arlington shareholders of record as of October 31, 2008.

The respective boards of directors of General Maritime and Arlington will continue to evaluate their respective dividend policies in light of applicable business, financial, legal and regulatory considerations.

The merger agreement provides that General Maritime and Arlington must coordinate with each other the payment of dividends with respect to Arlington common shares and General Maritime common stock and the record dates and payment dates relating thereto. The merger agreement also provides that each of General Maritime and Arlington may pay quarterly dividends made in the ordinary course of business at a rate and with usual record and payment dates consistent with such party’s past practice for quarterly dividends.

Following consummation of the proposed transaction, New General Maritime will have a cash dividend target of $2.00 per share of New General Maritime common stock annually. The payment of dividends by New General Maritime, however, will be subject to approval and declaration by the New General Maritime board and will depend on a variety of factors, including business, financial, legal and regulatory considerations.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GENERAL MARITIME

The following table sets forth certain selected historical consolidated financial data of General Maritime prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The selected statement of operations data for each of the years in the three years ended December 31, 2007, 2006, and 2005 and the selected balance sheet data as of December 31, 2007 and 2006 has been derived from the audited consolidated financial statements of General Maritime included in its annual report on Form 10-K filed with the SEC on February 29, 2008. The selected statement of operations data for each of the years in the two years ended December 31, 2004 and 2003 has been derived from the audited consolidated financial statements of General Maritime included in its annual report on Form 10-K filed with the SEC on March 16, 2005. The information as of and for the six month periods ended June 30, 2008 and 2007 has been derived from the unaudited interim consolidated financial statements of General Maritime and the notes thereto filed by General Maritime with the SEC on Form 10-Q on August 11, 2008. The information presented below is only a summary and should be read in conjunction with the respective audited and unaudited financial statements of General Maritime, including the notes thereto, incorporated by reference in this proxy statement/prospectus. Data presented for the six months ended June 30, 2008 are unaudited and do not necessarily represent the results that can be expected for the year ending December 31, 2008. See the section captioned “Where You Can Find More Information” beginning on page 167.

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)

Selected statement of operations data:
Voyage revenues	$154,523	$130,963	$255,015	$325,984	$567,901	$701,291	$454,456
Total operating expenses	107,637	90,517	183,290	171,462	273,958	340,429	334,895
Operating income	46,886	40,446	71,725	154,522	293,943	360,862	119,561
Net income	$17,870	$28,445	$44,539	$156,831	$212,357	$315,109	$84,518
Earnings per common share:
Basic	$0.62	$0.92	$1.46	$4.98	$5.71	$8.51	$2.29
Diluted	0.60	$0.90	$1.43	$4.87	$5.61	$8.33	$2.26
Dividends declared per common share	$1.00	$16.12 (1)	$17.12 (1)	$4.80	$2.86	$—	$—
Weighted average basic shares outstanding, thousands:
Basic	28,957	30,799	30,403	31,472	37,164	37,049	36,967
Diluted	29,774	31,620	31,213	32,217	37,874	37,814	37,356

Selected balance sheet data (at end of period):
Cash	$42,709		$44,526	$107,460	$96,976	$46,921	$38,905
Current assets, including cash	80,397		82,494	137,865	471,324	152,145	102,473
Total assets	865,428		835,035	843,690	1,149,126	1,427,261	1,263,578
Current liabilities, including current portion of long-term debt	40,806		35,502	27,147	32,906	84,120	89,771
Long term debt	611,000		565,000	50,000	135,020	446,597	596,117
Shareholders’ equity	209,677		228,657	763,913	976,125	890,426	568,880

Selected cash flow data:
Net cash provided by operating activities	$52,478	$61,121	$95,833	$189,717	$249,614	$363,238	$178,112
Net cash (used) provided by investing activities	(52,779)	(42,248)	(84,516)	285,264	318,169	(168,477)	(502,919)
Net cash (used) provided by financing activities	(2,105)	(89,381)	(74,251)	(464,497)	(517,728)	(186,745)	361,031

Selected fleet data (end of period):
Total number of vessels at end of period	21	19	20	18	30	43	43

(1)	Includes a special dividend of $15.00 per share, declared in February 2007.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ARLINGTON

The following table sets forth certain selected historical consolidated financial data of Arlington prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The selected statement of operations data for each of the years in the three years ended December 31, 2007, 2006, and 2005 and the selected balance sheet data as of December 31, 2007 and 2006 has been derived from the audited consolidated financial statements of Arlington included in its annual report on Form 10-K filed with the SEC on March 14, 2008. Arlington derived the selected financial data for prior periods from financial statements that were not included in the annual report on Form 10-K. For the year ended December 31, 2004, Arlington’s audited consolidated financial statements include the predecessor combined carve-out financial statements of Concordia Maritime AB (publ), or Concordia, and Stena AB (publ), or Stena, for the period January 1, 2004 through November 9, 2004 and the results of operations of Arlington and its wholly owned subsidiaries for the 51 days from November 10, 2004 through December 31, 2004. For the year ended December 31, 2003 the consolidated financial statements represent the predecessor combined carve-out financial statements. The selected carve-out financial data presented below is not indicative of the results Arlington would have achieved had it operated as an independent public company for any period presented. The information as of and for the six month periods ended June 30, 2008 and 2007 has been derived from the unaudited interim consolidated financial statements of Arlington and the notes thereto filed by Arlington with the SEC on Form 10-Q on August 11, 2008. The information presented below is only a summary and should be read in conjunction with the respective audited and unaudited financial statements of Arlington, including the notes thereto, incorporated by reference in this proxy statement/prospectus. Data presented for the six months ended June 30, 2008 are unaudited and do not necessarily represent the results that can be expected for the year ending December 31, 2008. See the section captioned “Where You Can Find More Information” beginning on page 167.

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004		2003
	(Dollars in thousands, except per share data)

Selected statement of operations data:
Total operating revenues, net	$34,996	$35,117	$70,198	$69,435	$55,455	$57,958		$28,838
Total operating expenses	19,497	18,702	38,086	37,329	28,904	30,672		14,405
Operating income	15,499	16,416	32,112	32,106	26,551	27,286		14,433
Net income	$9,037	$12,384	$11,706	$21,464	$21,913	$20,351		$5,913
Earnings per common share — basic and diluted	$0.58	$0.80	$0.76	$1.38	$1.41	$0.28	(1)	—
Cash dividend per share declared during the year(2)	$1.12	$1.15	$2.32	$2.29	$1.97	—		—

Selected balance sheet data (at end of period):
Cash and cash equivalents	$12,375		$6,274	$3,210	$11,839	$5,960		$1,194
Newbuildings	—		—	—	—	—		36,185
Vessels, net	321,720		329,330	344,973	269,031	281,441		154,465
Total assets	335,735		349,309	363,409	286,447	292,850		192,416
Amount due to Concordia, current	—		—	—	—	—		45,899
Long term debt	236,783		229,500	229,500	135,000	135,000		130,317
Combined predecessor equity	—		—	—	—	—		15,710
Shareholders’ equity	97,889		106,212	130,620	144,651	154,487		—

Selected cash flow data:
Net cash provided by operating activities	10,961	17,809	38,679	34,866	35,314	31,820		15,375
Net cash provided by (used in) investing activities	12,500	600	500	(102,500)	(2,500)	(102,212)		(36,488)
Net cash (used in) provided by financing activities	(17,360)	(17,825)	(36,115)	59,005	(26,935)	75,158		21,717

Selected fleet data (end of period):
Number of tankers owned	8	8	8	8	6	6		2

(1)	The earnings per share and dividend per share earned during the year 2004 represent the period from November 10, 2004 through December 31, 2004.

(2)	Arlington has paid quarterly cash dividends denominated in U.S. dollars to the holders of its common shares since its initial public offering in November 2004 in amounts substantially equal to the charterhire received by it under its time charters, less cash expenses and any cash reserves established by its board of directors.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following tables present, as at the dates and for the periods indicated, selected unaudited pro forma condensed combined financial data, which has been prepared to give effect to the proposed transaction using the purchase method of accounting as if the proposed transaction closed on June 30, 2008 for balance sheet data and January 1, 2007 for selected statement of operations data.

You should read this information in conjunction with (i) General Maritime’s audited consolidated financial statements and the related notes included in General Maritime’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008, General Maritime’s unaudited interim condensed consolidated financial statements and related notes included in General Maritime’s Form 10-Q filed with the SEC on August 11, 2008, Arlington’s audited financial statements included in Arlington’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 14, 2008, and Arlington’s unaudited interim condensed consolidated financial statements and related notes included in Arlington’s Quarterly Report on Form 10-Q for the six months ended June 30, 2008 filed with the SEC on August 11, 2008, all of which are incorporated by reference herein and (ii) the unaudited pro forma condensed combined financial statements and accompanying notes included elsewhere in this proxy statement/prospectus. See the sections captioned “Where You Can Find More Information” beginning on page 167 and “General Maritime Corporation (New General Maritime) Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 133.

The selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and, therefore, is not necessarily indicative of the financial position or results of operations that might have been achieved had the proposed transaction occurred on June 30, 2008 and January 1, 2007, respectively. In addition, the selected unaudited pro forma condensed combined financial data is not necessarily indicative of the results of operations or financial position of the combined company in the future. This information does not reflect the benefits of expected synergies, operating efficiencies or cost savings, or any special items such as payments pursuant to change-of-control provisions or restructuring and integration costs that my be incurred as a result of the proposed transaction.

	Six Months Ended	Year Ended
	June 30,	December 31,
	2008	2007
	(Dollars in thousands,
	except per share data)

Selected combined statement of operations data:
Voyage revenues	$189,519	$325,214
Total operating expenses	133,719	234,225
Operating income	55,800	90,989
Net income	$20,322	$43,397
Earnings per common share:
Basic	$0.37	$0.77
Diluted	$0.37	$0.76
Weighted average shares outstanding:
Basic	54,302,581	56,239,765
Diluted	55,396,846	57,325,061

Selected combined balance sheet data (at end of period):
Cash	$18,084
Current assets, including cash	56,814
Total assets	1,447,599
Current liabilities, including current portion of long-term debt	41,869
Shareholders’ equity	461,245

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The December 31, 2007 selected comparative per share information of General Maritime and Arlington, set forth below, was derived from their respective audited financial statements. The June 30, 2008 selected comparative per share information of General Maritime and Arlington set forth below was derived from unaudited financial statements and, in the opinion of the management of General Maritime and Arlington, includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation for such periods. The Arlington per share equivalent information was calculated by dividing the corresponding pro forma combined data by an assumed exchange ratio of 1.34 shares of New General Maritime common stock to one share of General Maritime common stock.

You should read the information in this section along with General Maritime’s and Arlington’s historical consolidated financial statements and accompanying notes for the periods referred to above included in the documents described under the section captioned “Where You Can Find More Information” beginning on page 167. You should also read the section captioned “General Maritime Corporation (New General Maritime) Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 133.

	Six Months Ended	Year Ended
	June 30,	December 31,
	2008	2007

General Maritime — Historical
Earnings per share (from continuing operations):
Basic	$0.62	$1.46
Diluted	$0.60	$1.43
Dividends declared per share of common stock	$1.00	$17.12	(1)
Book value per share of common stock	$6.69	$7.14
Arlington — Historical
Earnings per share (from continuing operations):
Basic	$0.58	$0.76
Diluted	$0.58	$0.76
Dividends declared per share of common stock	$1.12	$2.32
Book value per share of common stock	$6.32	$6.85

	Six Months Ended	Year Ended
	June 30,	December 31,
	2008	2007

General Maritime (New General Maritime) unaudited pro forma combined amounts:
Earnings per share (from continuing operations):
Basic	$0.37	$0.77
Diluted	$0.37	$0.76
Dividends declared per share of common stock	$1.00	$17.12
Book value per share of common stock	$8.02	—
Arlington per share equivalent based on combination of General Maritime and Arlington:
Earnings per share (from continuing operations):
Basic	$0.28	$0.57
Diluted	$0.28	$0.57
Dividends declared per share of common stock	$0.75	$12.78
Book value per share of common stock	$5.99	—

(1)	Includes a $15 special dividend declared in February 2007.

RISK FACTORS

In addition to the other information included and incorporated by reference in this joint proxy statement/prospectus, General Maritime and Arlington shareholders should carefully consider the matters described below to determine whether to approve or adopt the merger agreement and thereby approve the proposed transaction:

RISKS RELATING TO THE PROPOSED TRANSACTION

Any delay in the completion of the proposed transaction may significantly reduce the benefits expected to be obtained from the proposed transaction or could adversely affect the market price of General Maritime or New General Maritime common stock or Arlington common shares or their future business and financial results.

The proposed transaction is subject to a number of other conditions, including approvals of General Maritime and Arlington shareholders and required regulatory clearances and approvals, many of which are beyond the control of General Maritime and Arlington and which may prevent, delay or otherwise materially and adversely affect completion of the proposed transaction. See the sections captioned “Regulatory Matters” beginning on page 111 and “The Merger Agreement — Conditions to Completion of the Proposed Transaction” beginning on page 120. General Maritime and Arlington cannot predict whether and when these other conditions will be satisfied.

In addition, based on their filings with the SEC, Stena and Concordia directly or indirectly owned an aggregate of approximately 18.0% of Arlington’s common shares. As a result of their share ownership, Stena and Concordia may be able to influence the outcome of the Arlington shareholder vote to approve the proposed transaction.

Failure to complete the proposed transaction would prevent General Maritime and Arlington from realizing the anticipated benefits of the proposed transaction. Each company would also remain liable for significant transaction costs, including legal, accounting and financial advisory fees. Any delay in completing the proposed transaction may significantly reduce the synergies and other benefits that General Maritime and Arlington expect to achieve if they successfully complete the proposed transaction within the expected timeframe and integrate their respective businesses. In particular for Arlington, if the proposed transaction is not consummated, it would likely need to adopt a partial dividend payout structure and reduce its dividend in order to fund the transaction expenses incurred to date.

In addition, the market price of each company’s common stock may reflect various market assumptions as to whether and when the proposed transaction will be completed. Consequently, the completion of, the failure to complete, or any delay in the completion of the proposed transaction could result in a significant change in the market price of General Maritime, Arlington, or New General Maritime common stock.

Fluctuations in market prices may cause the value of the shares of New General Maritime stock that you receive to be less than the value of your shares of General Maritime stock or Arlington common shares.

Upon completion of the proposed transaction, all shares of General Maritime stock and Arlington shares will be converted into shares of New General Maritime stock. The ratios at which the shares will be converted are fixed, and there will be no adjustment for changes in the market price of either General Maritime common stock or Arlington common shares. Any change in the price of either General Maritime common stock or Arlington common shares will affect the value Arlington shareholders and General Maritime shareholders will receive in the proposed transaction. General Maritime common stock and Arlington common shares have historically experienced significant volatility, and the value of the shares of stock received in the proposed transaction may go up or down as the market price of General Maritime common stock, or Arlington common shares, goes up or down. Stock price changes may result from a variety of factors that are beyond the control of General Maritime and Arlington, including changes in their businesses, operations and prospects, regulatory considerations and general market and economic conditions. Neither party is permitted to “walk away” from the proposed transaction or resolicit the vote of its shareholders solely because of changes in the market prices of General Maritime’s common stock or Arlington common shares.

The prices of General Maritime common stock and Arlington common shares at the closing of the proposed transaction may vary from their respective prices on the date of this joint proxy statement/prospectus and on the dates of the special meetings. Because the date the proposed transaction is completed will be later than the dates of the special meetings, the prices of General Maritime common stock and Arlington common shares on the dates of the special meetings may not be indicative of their respective prices on the date the proposed transaction is completed.

The proposed transaction may adversely affect the relationships of General Maritime, Arlington or the combined company with their respective customers and suppliers, whether or not the proposed transaction is completed.

In response to the announcement of the proposed transaction, existing or prospective customers or suppliers of General Maritime, Arlington or the combined company may:

•	delay, defer or cease purchasing services from or providing goods or services to General Maritime, Arlington or New General Maritime;

•	delay or defer other decisions concerning General Maritime, Arlington or the combined company, or refuse to extend credit to General Maritime, Arlington or New General Maritime;

•	raise disputes under their business arrangements with General Maritime, Arlington, or New General Maritime or assert purported consent or change of control rights; or

•	otherwise seek to change the terms on which they do business with General Maritime, Arlington or New General Maritime.

Any such delays, disputes or changes to terms could seriously harm the business of General Maritime or Arlington or, if the proposed transaction is completed, New General Maritime.

General Maritime and Arlington shareholders will experience a reduction in their percentage ownership and voting power with respect to their shares as a result of the consummation of the proposed transaction. Arlington shareholders will hold less than a majority of the shares of New General Maritime and may be outvoted.

As a result of the consummation of the proposed transaction, General Maritime and Arlington shareholders will experience a reduction in their percentage ownership interests and voting power relative to their percentage ownership interests and voting power in Arlington prior to consummation of the proposed transaction. If the proposed transaction is consummated, we expect that General Maritime shareholders will receive approximately 73% and Arlington shareholders will receive approximately 27% of the shares of New General Maritime common stock outstanding immediately following the consummation of the proposed transaction. In particular, Arlington shareholders in the aggregate will own less than a majority of New General Maritime and could, as a result, be outvoted by current General Maritime shareholders if current General Maritime shareholders voted together as a group. Therefore, Arlington shareholders will not have the same control over New General Maritime as they had over Arlington prior to consummation of the proposed transaction.

The integration of General Maritime and Arlington following the proposed transaction will present challenges that may result in a decline in the anticipated potential benefits of the proposed transaction.

General Maritime and Arlington will face challenges in consolidating functions, integrating their organizations, procedures and operations in a timely and efficient manner, as well as retaining key General Maritime personnel. The integration of General Maritime and Arlington may be time-consuming and such efforts could divert management’s focus and resources from other strategic opportunities during the integration process. There can be no assurance that the integration will be completed in a timely manner.

The anticipated benefits of combining the companies and/or the General Maritime executive transition may not be realized.

General Maritime and Arlington entered into the merger agreement with the expectation that the proposed transaction and the General Maritime executive transition would result in various benefits, including, among other things, synergies, cost savings and operating efficiencies. Although we expect to achieve the anticipated benefits of the proposed transaction, achieving them, including the synergies and cost savings, cannot be assured.

General Maritime and Arlington are required to obtain regulatory approvals to consummate the proposed transaction.

Completion of the proposed transaction is conditioned upon the receipt of all required governmental consents and authorizations. General Maritime and Arlington intend to pursue all of these consents and authorizations as required by and in accordance with the terms of the merger agreement. Complying with requests from such governmental agencies, including requests for additional information and documents, could delay consummation of the proposed transaction. Please see the sections captioned “The Merger Agreement — Conditions to Completion of the Proposed Transaction” beginning on page 120 and “Regulatory Matters” beginning on page 111.

General Maritime is required to obtain the consent of its lenders to consummate the proposed transaction.

In addition to regulatory approvals, completion of the proposed transaction is conditioned upon receiving consent from General Maritime’s lenders under its existing facility. While General Maritime has executed the amended credit facility regarding this consent, the consent is subject to a number of conditions, including completion of the pledge by New General Maritime of General Maritime’s stock, delivery of amended vessel mortgages, and completion of definitive documentation. If General Maritime does not ultimately fulfill these conditions, General Maritime may not be able to consummate the proposed transaction.

We may incur adverse consequences in connection with our executive transition.

General Maritime has announced that, contingent upon and subject to the consummation of the proposed transaction and the occurrence of the effective date of the proposed transaction, Peter Georgiopoulos has agreed to serve as Chairman of General Maritime and New General Maritime focusing on strategy and transactional operations and to step down as President and CEO. We expect John Tavlarios, the Chief Executive Officer of General Maritime’s management subsidiary, to become President of New General Maritime. The loss of Mr. Georgiopoulos’ full time service could have an adverse effect on our operations.

General Maritime and Arlington will incur significant costs in connection with the proposed transaction.

General Maritime and Arlington expect to incur approximately $29,000,000 and $10,000,000, respectively, in fees and costs associated with consummating the proposed transaction, including amounts in connection with the arrangements with Mr. Peter Georgiopoulos and Mr. Terino as described under the sections captioned “The Proposed Transaction — Interests of General Maritime’s Directors and Executive Officers in the Proposed Transaction” beginning on page 74 and “—  Interests of Arlington’s Directors and Executive Officer in the Proposed Transaction” beginning on page 89. An estimated $7,000,000 in fees and costs incurred by General Maritime will be included as a component of the purchase price for purposes of purchase accounting. The amounts of such fees and costs expected to be incurred by each of General Maritime and Arlington are preliminary estimates and are subject to change. General Maritime is in the early stages of assessing the magnitude of transaction costs, and, therefore, these estimates may change substantially, and additional unanticipated costs may be incurred in the integration of the businesses of General Maritime and Arlington. We cannot assure you that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time.

In certain instances, the merger agreement requires payment of a termination fee which could affect the decisions of a third party considering making an alternative acquisition proposal to the proposed transaction.

Under the terms of the merger agreement, Arlington will be required to pay to General Maritime a termination fee of $11 million or vice versa if the merger agreement is terminated under certain circumstances. This payment could affect the structure, pricing and terms proposed by a third party seeking to acquire or merge with either Arlington or General Maritime and could deter such third party from making a competing acquisition proposal. Please see the sections captioned “The Merger Agreement — Termination of the Merger Agreement” beginning on page 125 and “The Merger Agreement — Termination Fees” beginning on page 126.

RISKS RELATING TO THE BUSINESSES AND OPERATIONS OF THE COMBINED COMPANY

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values which may adversely affect our earnings.

If the tanker market, which has been cyclical, is depressed in the future, our earnings and available cash flow may decrease. Our ability to employ our vessels profitably will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for petroleum and petroleum products.

The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The current global financial crisis has intensified this unpredictability.

The factors that influence demand for tanker capacity include:

•	demand for and supply of petroleum and petroleum products;

•	regional availability of refining capacity;

•	environmental and other regulatory developments;

•	global and regional economic conditions;

•	the distance petroleum and petroleum products are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.

Charter rates for vessels are at levels that remain above historical averages and may decrease in the future, which may adversely affect our earnings and ability to pay dividends.

Charter rates in the tanker industry recently have been above historical averages. We anticipate that future demand for our vessels, and in turn our future charter rates, will be affected by the rate of economic growth in the world’s economy as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. If the tanker industry, which has been highly cyclical, is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations including payment of debt service to our lenders or to pay dividends to our shareholders. Our ability to renew the charters on our vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the tanker industry at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of crude oil. A general global economic downturn or international financial uncertainty may result in a weakening of charter rates. This could reduce the charter rates for our vessels not then subject to long-term charters and, thereby, negatively impact our results of operations.

In addition, all of Arlington’s vessels are currently chartered to subsidiaries of Concordia and Stena. Arlington receives a fixed minimum daily base charter rate, or basic hire, under these charters and may also receive additional hire based on a formula of notional voyages and expenses on routes that Arlington agreed to with these charterers. Currently, the payments received by Arlington under these charters are below market compared to the time charter market generally. There is no obligation to pay additional hire during any period when the obligation to pay basic hire is suspended under the charter if due to technical reasons the vessel is off-hire, unless the vessel is off-hire as a result of a class condition or recommendation determined by the vessel’s classification society during the inspection of the vessel undertaken by Arlington in connection with the purchase of the vessel and such condition or recommendation cannot be remedied or complied with during a regularly scheduled drydocking without increasing the duration of such drydocking. These charterers have options which they may exercise in their sole discretion to extend the terms of the charters for each of the Arlington vessels, four of which options were exercised in May 2008. Notice that the charterer is exercising its option to extend the term of a charter is required to be delivered no later than six months prior to the expiration of the charter period in effect at that time. We cannot predict whether the charterers will exercise any additional extension options under one or more of the charters. The charterers do not owe any fiduciary or other duty to us or our shareholders in deciding whether to exercise their extension options, and the charterers’ decision may be contrary to our interests or those of our shareholders. If these charterers decide not to extend their current charters, we may not be able to re-charter the Arlington vessels with terms similar to the terms of the current charters, or at all. We may also directly employ these vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

An oversupply of new vessels may adversely affect charter rates and vessel values.

If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. In addition, we believe that the total newbuilding order books for Suezmax vessels and Aframax vessels scheduled to enter the fleet through 2012 are a substantial portion of the existing fleets and we cannot assure you that the order books will not increase further in proportion to the existing fleets. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected. General Maritime is party to an agreement for the purchase of one vessel expected to be delivered later in 2008, for which General Maritime has sufficient available financial resources to complete the purchase. Arlington does not currently have any commitments to purchase additional vessels.

Our revenues may be adversely affected if we do not successfully employ our vessels.

We seek to deploy our vessels between spot market voyage charters and time charters in a manner that maximizes long-term cash flow. Currently, 13 of General Maritime’s vessels are contractually committed to time charters, with the remaining terms of these charters expiring on dates between August 2009 and August 2010. Although these time charters generally provide stable revenues, they also limit the portion of the fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable.

General Maritime earned approximately 27% of its net voyage revenue from spot charters for the year ended December 31, 2007. The spot charter market is highly competitive, and spot market voyage charter rates may fluctuate dramatically based primarily on the worldwide supply of tankers available in the market for the transportation of oil and the worldwide demand for the transportation of oil by tanker. Factors affecting the volatility of spot market voyage charter rates include the quantity of oil produced globally, shifts in locations where oil is produced or consumed, actions by OPEC, the general level of worldwide economic activity and the development and use of alternative energy sources. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our vessels profitably.

Under Arlington’s ship management agreements, Northern Marine Management Ltd., or Northern Marine, a wholly owned subsidiary of Stena, is responsible for all of the technical and operational management of the Arlington vessels for a fixed management fee that increases 5% annually. Northern Marine has also agreed to indemnify Arlington against specified off-hire and reduced hire for its vessels if they are not on hire for 360 days per year. However, this indemnification only extends to the amount payable to us as basic hire and would not extend to any amounts that would otherwise be payable to us as additional hire if the vessels were not off-hire. Arlington’s ship management agreements with Northern Marine may be terminated by either party if the relevant charter is terminated or expires. If Arlington’s ship management agreements with Northern Marine were to terminate, we may not be able to obtain similar fixed rate terms or indemnification for off-hire and reduced hire periods from another ship manager.

If we receive lower charter rates under replacement charters, are unable to re-charter all of our vessels or we incur greater expenses under replacement management agreements, the amounts available, if any, to pay distributions to our shareholders may be significantly reduced or eliminated.

We receive a significant portion of our revenues from certain customers, and any decrease in the amount of business any significant customer transacts with us could materially and adversely affect our cash flows and profitability.

General Maritime derives a significant portion of its voyage revenues from time charters by its single largest customer, Lukoil Oil Company, or Lukoil. During the year ended December 31, 2007, Lukoil accounted for 39.5% of General Maritime’s voyage revenues, and we expect Lukoil to account for a significant portion of our voyage revenues in the future. Nine of General Maritime’s 13 time charters are with Lukoil. General Maritime’s revenues other than Lukoil revenues are also derived from a limited number of customers. During the years ended December 31, 2006 and 2005 no single customer accounted for more than 10% of General Maritime’s voyage revenues.

All of Arlington’s vessels are chartered to subsidiaries of Stena and Concordia. These charterers’ payments to Arlington under these charters have been the sole source of revenue for Arlington since its inception. Arlington has been highly dependent on the performance by these charterers of their obligations under their charters and by their guarantors, Stena and Concordia, of their obligations under their respective guarantees.

If Lukoil or any subsidiaries of Stena and Concordia were to breach or terminate these time charters or renegotiate or renew them on terms less favorable than those currently in effect, or if any other significant customer decreases the amount of business it transacts with us, or if we lose any of our customers or a significant portion of our revenues, our operating results, cash flows and profitability could be materially adversely affected.

A decline in demand for crude oil or a shift in oil transport patterns could materially and adversely affect our revenues.

The demand for tanker capacity to transport crude oil depends upon world and regional oil markets. A number of factors influence these markets, including:

•	global and regional economic conditions;

•	increases and decreases in production of and demand for crude oil;

•	developments in international trade;

•	changes in seaborne and other transportation patterns;

•	environmental concerns and regulations; and

•	weather.

Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability.

The market for crude oil transportation services is highly competitive, and we may not be able to effectively compete.

Tanker vessels such as those owned by General Maritime and Arlington operate in a highly competitive market. Our competitors include the owners of other Aframax and Suezmax tankers and, to a lesser degree, owners of other size tankers. Both groups include independent oil tanker companies as well as oil companies. We do not control a sufficiently large share of the market to influence the market price charged for crude oil transportation services. General Maritime has historically been exposed to risks associated with this competition. If subsidiaries of Stena and Concordia do not exercise their options to renew their charters, we will also have to compete for charterers with other tanker owners, including major oil companies and independent tanker companies, in order to employ these vessels.

Our market share may decrease in the future.  We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

The market value of our vessels may fluctuate significantly, and we may incur losses when we sell vessels following a decline in their market value.

The fair market value of our vessels may increase and decrease depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	supply and demand for tankers and the types and sizes of tankers we own;

•	alternative modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

If the fair market value of our vessels declines below their carrying values and such decline is other than temporary, we may be required to take an impairment charge or may incur losses if we were to sell one or more of our vessels at such time, which would adversely affect our business and financial condition as well as our earnings. In addition, borrowings under Arlington’s credit facility bear interest at LIBOR plus a 75 basis point margin, which would increase to 85 basis points if the ratio of the fair market value of Arlington’s vessels to the amount outstanding under the loan facility falls below 2.0. The increased interest margin is equivalent to approximately $229,500 per year in increased interest costs in the event the ratio falls below 2.0. In the event of the sale or loss of an Arlington vessel, we might be required to repay a percentage of the loan earlier than we planned or increase our payments under the facility, which could affect our financial condition and ability to make payments to our shareholders. Declining tanker values could adversely affect our ability to refinance Arlington’s credit facility at its maturity in January 2011, and thereby adversely impact our business and operations and liquidity.

We may not be able to grow or to effectively manage our growth.

A principal focus of our strategy is to continue to grow by taking advantage of changing market conditions, which may include expanding our business in the Atlantic basin, the primary geographic area and market where we operate, by expanding into other regions, or by increasing the number of vessels in our fleet.

Our future growth will depend upon a number of factors, some of which we cannot control. These factors include our ability to:

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	identify vessels and/or shipping companies for acquisitions;

•	integrate any acquired businesses or vessels successfully with our existing operations;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•	identify additional new markets outside of the Atlantic basin;

•	improve our operating and financial systems and controls; and

•	obtain required financing for our existing and new operations.

Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable double-hull vessels. We may not be able to acquire newbuildings or secondhand double-hull tankers on favorable terms, which could impede our growth and negatively impact our financial condition and ability to pay dividends. We may not be able to contract for newbuildings or locate suitable secondhand double-hull vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms, or at all.

The failure to effectively identify, purchase, develop and integrate any vessels or businesses could adversely affect our business, financial condition and results of operations.

Our operating results may fluctuate seasonally.

We operate our vessels in markets that have historically exhibited seasonal variations in tanker demand and, as a result, in charter rates. Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the Northern Hemisphere during the winter months. Unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling.

Because we will generate all of our revenues in U.S. Dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

The combined company will generate all of its revenues in U.S. Dollars but will incur a significant portion of its expenses, particularly crew and maintenance costs, in currencies other than the U.S. Dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to the other currencies, in particular the Euro. A decline in the value of the U.S. Dollar could lead to higher expenses payable by us.

There may be risks associated with the purchase and operation of secondhand vessels.

Our business strategy may include additional growth through the acquisition of additional secondhand vessels. Inspection of these vessels does not normally provide us with the same knowledge about their condition that we would have had if such vessels had been built for and operated exclusively by us. Therefore, our future operating results could be negatively affected if some of the vessels do not perform as we expect. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

Delays or defaults by the shipyards in the construction of any new vessels that we may order could increase our expenses and diminish our net income and cash flows.

Our business strategy may include additional growth through constructing new vessels or acquiring newbuilding contracts. Any such projects would be subject to the risk of delay or defaults by shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event any such shipyards are unable or unwilling to deliver the vessels ordered, we may not have substantial remedies. Failure to construct or deliver vessels by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

An increase in costs could materially and adversely affect our financial performance.

Our vessel operating expenses are comprised of a variety of costs including crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, many of which are beyond our control and affect the entire shipping industry. Also, costs such as insurance and security are still increasing. If costs continue to rise, that could materially and adversely affect our cash flows and profitability.

We may face unexpected repair costs for our vessels.

Repair and maintenance costs are difficult to predict with certainty and may be substantial. Many of these expenses are not covered by our insurance. Large repair expenses could decrease our cash flow and profitability and reduce our liquidity.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial tanker must be classed by a classification society authorized by its country of registry. The classification society certifies that a tanker is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the tanker and the Safety of Life at Sea Convention. All vessels of both companies are certified as being “in-class” by Det Norske Veritas or the American Bureau of Shipping. These classification societies are members of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and on special survey or continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to five years for inspection of the underwater parts of such vessel.

If a vessel in our fleet does not maintain its class and/or fails any annual survey, intermediate survey or special survey, it will be unemployable and unable to trade between ports. This would negatively impact our results of operations.

We depend on our key personnel and may have difficulty attracting and retaining them.

We rely significantly on the performance and continued service of our senior management and other key personnel for our success. The loss of the services of any of our senior management or other key personnel or our inability to successfully attract and retain qualified personnel, including ships’ officers, in the future could have a material adverse effect on our business, financial condition and operating results.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. We expect crew costs to increase in 2008. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Shipping is an inherently risky business and our insurance may not be adequate.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. Any of these events may result in loss of revenues, increased costs and decreased cash flows. Future hostilities or other political instability could affect our trade patterns and adversely affect our operations and our revenues, cash flows and profitability.

We carry insurance to protect against most of the accident-related risks involved in the conduct of our business. General Maritime and Arlington both maintain $1 billion in coverage for each of their vessels for liability for spillage or leakage of oil or pollution. We also carry insurance covering lost revenue resulting from vessel off-hire for all of our vessels. Nonetheless, risks may arise against which we are not adequately insured. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows and place strains on our liquidity and capital resources.

The risks associated with older vessels could adversely affect our operations.

In general, the costs to maintain a vessel in good operating condition increase as the vessel ages. As of December 31, 2007, the average age of the 20 vessels in General Maritime’s fleet was 9.6 years. As of December 31, 2007 the average age of the eight vessels in Arlington’s fleet was 4.2 years. Due to improvements in engine technology, older vessels typically are less fuel-efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of tankers may require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any required expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Compliance with safety, environmental and other governmental requirements and related costs may adversely affect our operations.

The shipping industry in general, our business and the operation of our vessels in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include:

•	the U.S. Oil Pollution Act of 1990, or OPA, which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969 entered into by many countries (other than the United States) which imposes strict liability for pollution damage caused by the discharge of oil;

•	the International Convention for the Prevention of Pollution from Ships adopted and implemented under the auspices of the International Maritime Organization, or IMO, with respect to strict technical and operational requirements for tankers;

•	the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, which imposes crew and passenger safety requirements;

•	the International Ship and Port Facilities Securities Code, or the ISPS Code, which became effective in 2004;

•	the International Convention on Load Lines of 1966 which imposes requirements relating to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

•	the U.S. Maritime Transportation Security Act of 2002 which imposes security requirements for tankers entering U.S. ports.

More stringent maritime safety rules are also likely to be imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the M.T. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. The vessels’ operating certificates and licenses are renewed periodically during each vessel’s required annual survey. Government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditures with respect to our ships to keep them in compliance.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends.

Our vessels may be requisitioned by governments without adequate compensation.

A government could requisition for title or seize our vessels. In the case of a requisition for title, a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. The amount and timing of payment that we, as owner, would be entitled to compensation in the event of a requisition is uncertain.

Increases in tonnage taxes on our vessels would increase the costs of our operations.

Our vessels are currently registered under the flags of the Republic of Liberia, the Republic of the Marshall Islands, and Bermuda. These jurisdictions impose taxes based on the tonnage capacity of each of the vessels registered under their flag. The tonnage taxes imposed by these countries, and in the case of Bermuda registered vessels, the annual tonnage fee, could increase, which would cause the costs of our operations to increase.

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period.

In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us, any of our subsidiaries or our vessels for liabilities of other vessels that we own.

Proceedings involving a General Maritime subsidiary and two General Maritime vessel officers could negatively impact our business.

On June 12, 2008, a grand jury in the Southern District of Texas indicted two General Maritime vessel officers and General Maritime Management (Portugal) L.D.A., or GMM Portugal, a subsidiary of General Maritime, and charged them with violating the Act to Prevent Pollution from Ships and 18 USC 1001. GMM Portugal was arraigned on the indictment on June 19, 2008. The indictment relates to an investigation conducted by the U.S. Coast Guard and the U.S. Department of Justice relating to alleged violations of the Act to Prevent Pollution from Ships occurring on board the Genmar Defiance, one of General Maritime’s wholly-owned Aframax vessels, arising from potential failures by shipboard staff to properly record discharges of bilge waste during the period of November 24, 2007 through November 26, 2007. During a U.S. Coast Guard Port State Control Inspection conducted on or about November 28, 2007 at Corpus Christi, Texas, U.S. Coast Guard officials took various documents, logs and equipment from the vessel for further review and analysis.

General Maritime has denied any wrongdoing in this matter by it or any of its employees. The trial is scheduled to commence on November 3, 2008. We cannot predict the outcome of the trial. An unfavorable verdict could result in criminal sanctions or civil remedies against us, such as material fines, injunctions or the loss of our ability to conduct business with governmental entities and could also negatively affect our relationships with our customers and have an adverse impact on our business.

We may have to pay U.S. tax on U.S. source income, which would reduce our net income and cash flows.

If we do not qualify for an exemption pursuant to Section 883 of the Code, which we refer to as Section 883, then we will be subject to U.S. federal income tax on our shipping income that is derived from U.S. sources. If we are subject to such tax, our net income and cash flows would be reduced by the amount of such tax.

We will qualify for exemption under Section 883 if, among other things, our stock is treated as primarily and regularly traded on an established securities market in the United States. Under applicable Treasury regulations, we may not satisfy this publicly traded requirement in any taxable year in which 50% or more of our stock is owned for more than half the days in such year by persons who actually or constructively own 5% or more of our stock, which we sometimes refer to as 5% shareholders.

We believe that, based on the current ownership of General Maritime and Arlington, both companies currently satisfy the publicly traded requirement, and we anticipate that New General Maritime will satisfy such requirement, following consummation of the proposed transaction, for 2008. However, if 5% shareholders were to own more than 50% of our common stock for more than half the days of any future taxable year, we may not be eligible to claim exemption from tax under Section 883 for such taxable year. We can provide no assurance that changes and shifts in the ownership of our stock by 5% shareholders will not preclude us from qualifying for exemption from tax in 2008 or in future years.

If we do not qualify for the Section 883 exemption, our shipping income derived from U.S. sources, or 50% of our gross shipping income attributable to transportation beginning or ending in the United States, would be subject to a 4% tax without allowance for deductions.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation generally will be treated as a “passive foreign investment company,” which we sometimes refer to as a PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of “passive income” or (2) at least 50% of its assets (averaged over the year and generally determined based upon value) produce or are held for the production of “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to distributions they receive from the PFIC and gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury regulations. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. Based on the existing operations of General Maritime and Arlington and certain estimates of our gross income and gross assets, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time and spot chartering activities as services income, rather than rental income. Accordingly, we believe that (1) our income from our time and spot chartering activities does not constitute passive income and (2) the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, which we sometimes refer to as the IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, because there are uncertainties in the application of the PFIC rules, because the PFIC test is an annual test, and because, although we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of our operations in future years, there can be no assurance that we will not become a PFIC in any taxable year.

If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. shareholders would face adverse U.S. tax consequences. Under the PFIC rules, unless a shareholder makes certain elections available under the Code (which elections could themselves have adverse consequences for such shareholder, as discussed under the section captioned “The Proposed Transaction — Material United States Federal Income Tax Consequences to Shareholders — Ownership of New General Maritime Common Stock — U.S. Holders — Passive Foreign Investment Company” beginning on page 99), such shareholder would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our common stock, plus interest on such amounts, as if such excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock. See the section captioned “The Proposed Transaction — Material United States Federal Income Tax Consequences to Shareholders — Ownership of New General Maritime Common Stock — U.S. Holders — Passive Foreign Investment Company” beginning on page 99 for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

RISK FACTORS RELATED TO OUR FINANCINGS

General Maritime’s amended credit agreement and Arlington’s current credit facility will impose, and it is possible that any indenture for debt securities we may issue will impose, significant operating and financial restrictions that may limit our ability to operate our business.

General Maritime’s amended credit agreement and Arlington’s current credit facility, as and to the extent amended or otherwise modified, will impose, and it is possible that any indenture for debt securities that we may issue will impose, significant operating and financial restrictions on us. These restrictions will limit our ability to, among other things:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	create or permit certain liens;

•	sell vessels or other assets;

•	create or permit restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us;

•	engage in transactions with affiliates; and

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

On October 20, 2008, in connection with the proposed transaction, General Maritime entered into an amended credit agreement, as described in the section captioned “The Proposed Transaction — Commitment Letter; Treatment of Existing Debt Facilities in the Proposed Transaction; Amended Credit Agreement” beginning on page 94. Under the amended credit agreement, if the proposed transaction is consummated and other conditions are satisfied, General Maritime’s existing 2005 Credit Agreement will be amended and restated in its entirety, and the amended credit agreement will reflect that dividends payable by New General Maritime will continue to be permitted to be paid at a rate not to exceed $0.50 per common share per quarter on the number of shares of New General Maritime common stock outstanding after giving effect to the proposed transaction. In addition, the shareholder payments covenant will apply to dividends and other distributions, including stock buy-backs, in respect of shares of New General Maritime common stock, and permit General Maritime, as a subsidiary of New General Maritime, to pay dividends to New General Maritime. Under the amended credit agreement, New General Maritime will also be permitted to pay additional dividends in a cumulative amount not to exceed the sum of $150 million and 50% of New General Maritime’s cumulative net excess cash flow (as defined in the amended credit agreement).

In addition, the amended credit agreement will require us to maintain specified financial ratios and satisfy financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, the amended credit agreement would prevent us from borrowing additional money under the facility and could result in a default under it. If a default occurs under the amended credit agreement, the lenders could elect to declare that debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes all or substantially all of our assets. Moreover, if the lenders under the amended credit agreement or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a default under our other debt obligations that may exist at such time, including any debt securities.

Arlington has a secured credit facility under which it has borrowed $229.5 million as of December 31, 2007, to finance a portion of the cash purchase price for certain vessels and refinance pre-existing debt. Arlington is required to apply a substantial portion of its cash flow from operations to the payment of interest on borrowings under the facility. This facility, which is secured by, among other things, mortgages on Arlington’s vessels, pledges of its time charters and assignments of earnings, insurances and requisition compensation in respect to its vessels, requires that Arlington comply with various operating covenants and maintain certain financial ratios including that the market value of Arlington’s vessels exceeds 125% of the total facility amount outstanding and that the market value of Arlington’s vessels exceeds 140% of its borrowings (or 125% if the loan amount at the time of such dividend all of Arlington’s vessels are on time charter for a remaining period of at least 12 months) in order for Arlington to pay dividends. The facility also requires that Northern Marine remain as technical manager for Arlington’s vessels. On September 25, 2008, Arlington, the lender under its secured credit facility and certain subsidiaries of Arlington entered into an agreement under which the lender under Arlington’s secured credit facility consented to the proposed transaction. Pursuant to the terms of such agreement, among other things, the margin will be increased to 1.25% per year, Arlington will be required to pay a 1% prepayment fee if the loan under its secured credit facility is prepaid within two years of September 25, 2008 and the secured credit facility will be amended, restated or otherwise modified to incorporate the foregoing and to give effect to the transactions contemplated by the merger agreement. The foregoing provisions will become effective only upon the closing of the proposed transaction.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

Borrowings are subject to a floating rate of interest under Arlington’s secured credit facility. Arlington has entered into an interest rate swap agreement that effectively fixes the interest rate at 5.7325%, or 5.8325% per year, based upon the ratio of the fair market value of the Arlington’s vessels to the amount outstanding under the loan facility, through maturity of the facility in January 2011. By utilizing this interest rate swap, Arlington potentially foregoes benefits that might result from declines in interest rates.

We have incurred significant indebtedness which could affect our ability to finance our operations, pursue desirable business opportunities or successfully run our business in the future.

General Maritime has borrowed approximately $734.3 million under its 2005 Credit Agreement, and Arlington has borrowed approximately $229.5 million under its current credit facility. Our leverage and debt service obligations could have significant consequences, including the following:

•	If future cash flows are insufficient, we may need to incur further indebtedness in order to make the capital expenditures and other expenses or investments planned by us.

•	Our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions insofar as they affect our financial condition and, therefore, may pose substantial risk to our shareholders.

•	In the event that we are liquidated, any of our senior or subordinated creditors and any senior or subordinated creditors of our subsidiaries will be entitled to payment in full prior to any distributions to the holders of our shares of common stock.

•	Arlington’s credit facility matures in 2011, and General Maritime’s 2005 Credit Agreement and the amended credit agreement, if effective, will mature in 2012. Our ability to secure additional financing prior to or after that time, if needed, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments. Upon maturity, we will be required to dedicate a substantial portion of our cash flow to the payment of such debt, which will reduce the amount of funds available for operations, capital expenditures and future business opportunities.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under our credit facilities or any debt securities.

Fluctuations in the market value of our fleet may adversely affect our liquidity and may result in breaches under our financing arrangements and sales of vessels at a loss.

The market value of vessels fluctuates depending upon general economic and market conditions affecting the tanker industry, the number of tankers in the world fleet, the price of constructing new tankers, or newbuildings, types and sizes of tankers, and the cost of other modes of transportation. The market value of our fleet may decline as a result of a downswing in the historically cyclical shipping industry or as a result of the aging of our fleet. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels and thereby adversely impact our liquidity. In addition, declining vessel values could result in a breach of loan covenants, which could give rise to events of default under our credit facilities. Due to the cyclical nature of the tanker market, the market value of one or more of our vessels may at various times be lower than their book value, and sales of those vessels during those times would result in losses. If we determine at any time that a vessel’s future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders’ equity. If for any reason we sell vessels at a time when vessel prices have fallen, the sale may be at less than the vessel’s carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

If we default under our credit facilities, we could forfeit our rights in certain of our vessels and their charters.

General Maritime and Arlington have pledged their respective vessels as security to the lenders under their respective credit facilities and will continue to do so under General Maritime’s amended credit agreement. Default under these credit facilities, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

When final payment is due under our loan agreements, we must repay any borrowings outstanding, including balloon payments. To the extent that our cash flows are insufficient to repay any of these borrowings, we will need to refinance some or all of our loan agreements or replace them with alternate credit arrangements. We may not be able to refinance or replace our loan agreements at the time they become due. In addition, the terms of any refinancing or alternate credit arrangement may restrict our financial and operating flexibility.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and our subsidiaries after the proposed transaction will conduct all of our operations and own all of our vessels. We will have no significant assets other than the equity interests of our subsidiaries. As a result, our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities, applicable corporate and limited liability company laws of the jurisdictions of their incorporation or organization and other laws and regulations. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends or make payments on our credit facilities unless we obtain funds from other sources. We cannot assure you that we will be able to obtain the necessary funds from other sources.

RISK FACTORS RELATED TO OUR COMMON STOCK

Anti-takeover provisions in our financing agreements and organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our existing financing agreements impose restrictions on changes of control of our company and our ship-owning subsidiaries. These include requirements that we obtain the lenders’ consents prior to any change of control.

Several provisions of our amended and restated articles of incorporation and our by-laws could discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting us from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder unless certain provisions are met;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote for the directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

We cannot assure you that we will pay any dividends.

Both General Maritime and Arlington currently observe a cash dividend policy implemented by their respective boards of directors. The actual declaration of future cash dividends, and the establishment of record and payment dates, is subject to final determination by our board of directors each quarter after its review of our financial performance. New General Maritime’s ability to pay dividends in any period will depend upon factors including satisfying the requirements under General Maritime’s amended credit agreement and Arlington’s current credit facility, as and to the extent amended or otherwise modified, and applicable provisions of Marshall Islands law.

The timing and amount of dividends, if any, could be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. Maintaining the dividend policy will depend on our cash earnings, financial condition and cash requirements and could be affected by factors, including the loss of a vessel, required capital expenditures, reserves established by the board of directors, increased or unanticipated expenses, additional borrowings or future issuances of securities, which may be beyond our control. The declaration and payment of dividends will be subject to certain conditions and limitations under General Maritime’s amended credit agreement and Arlington’s current credit facility, as and to the extent amended or otherwise modified.

Under Marshall Islands law, a company may not declare or pay dividends if it is currently insolvent or would thereby be made insolvent. Marshall Islands law also provides that a company may declare dividends only to the extent of its surplus, or if there is no surplus, out of its net profits for the then current and/or immediately preceding fiscal years.

Our dividend policy may be changed at any time, and from time to time, by our board of directors.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock. General Maritime entered into registration rights agreements with the securityholders who received shares in our recapitalization transactions, currently Peter C. Georgiopoulos or entities controlled by him, that entitle them to have an aggregate of 2,192,793 shares registered for sale in the public market. In addition, those shares became eligible for sale in the public markets beginning on June 12, 2002, pursuant to Rule 144 under the Securities Act. General Maritime also registered on Form S-8 an aggregate of 4,400,000 shares issuable upon exercise of options we have granted to purchase common stock or reserved for issuance under our equity compensation plans. In addition, Stena, Concordia and Fram Shipping Ltd., or Fram, were not eligible to sell the remaining shares that they held after Arlington’s initial public offering until their lock-up agreements expired on August 1, 2005. Arlington entered into registration rights agreements with them that entitle them to have all or a portion of their remaining shares registered for sale in the public market following that lock-up period. In addition, these shares became eligible for sale into the public market pursuant to Rule 144 under the Securities Act on November 10, 2005. Any sales under Rule 144 would be subject to certain volume and manner of sale limitations prescribed by Rule 144. We expect New General Maritime to adopt the registration rights of Stena, Concordia, and Fram and to enter into a new registration rights agreement with Mr. Georgiopoulos and his entities that is consistent with the registration rights of Stena, Concordia, and Fram.

Our incorporation under the laws of the Republic of the Marshall Islands may limit the ability of our shareholders to protect their interests.

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the MIBCA. The provisions of the MIBCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the MIBCA. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the MIBCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

It may not be possible for our investors to enforce U.S. judgments against us.

Assuming the proposed transaction is consummated, New General Maritime will be incorporated in the Republic of the Marshall Islands, and most of its subsidiaries will be organized in the Republic of Liberia, the Republic of the Marshall Islands, and Bermuda. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents that are incorporated into this joint proxy statement/prospectus by reference may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts, or forward-looking statements.

Broadly speaking, forward-looking statements include:

•	statements containing projections of revenues, income (including income loss), earnings (including earnings loss) per share, capital expenditures, dividends, capital structure, or other financial items;

•	statements of the plans and objectives of management for future operations, including plans or objectives relating to products or services;

•	statements of future economic performance, including statements contained in discussion and analysis of financial condition by management or in results of operations;

•	statements of assumptions underlying or relating to the foregoing;

•	reports issued by an outside reviewer retained by any of the companies, to the extent any such report assesses a forward-looking statement made by any of the companies; and

•	statements containing a projection or estimate of any other item required by applicable regulations.

You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other similar words. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Included among the important factors that, in General Maritime’s and Arlington’s view, could cause actual results to differ materially from such forward-looking statements are the following:

•	the factors described under the section captioned “Risk Factors” beginning on page 20;

•	the ability to obtain the approval of the transaction by Arlington’s and General Maritime’s shareholders;

•	the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe;

•	the ability to realize the expected benefits to the degree, in the amounts or in the timeframe anticipated;

•	the ability to integrate Arlington’s businesses with those of General Maritime in a timely and cost-efficient manner;

•	changes in demand;

•	a material decline in rates in the tanker market;

•	changes in production of or demand for oil and petroleum products, generally or in particular regions;

•	greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping;

•	changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the IMO and the European Union or by individual countries;

•	actions taken by regulatory authorities;

•	changes in trading patterns significantly impacting overall tanker tonnage requirements;

•	changes in the typical seasonal variations in tanker charter rates;

•	changes in the cost of other modes of oil transportation;

•	changes in oil transportation technology;

•	increases in costs, including, without limitation: crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions;

•	changes in the condition of General Maritime’s or Arlington’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, the combined company’s anticipated drydocking or maintenance and repair costs);

•	changes in the itineraries of General Maritime’s or Arlington’s vessels;

•	the fulfillment of the closing conditions under, or the execution of customary additional documentation for, General Maritime’s agreements to acquire vessels; and

•	other factors listed from time to time in General Maritime’s or Arlington’s filings with the Securities and Exchange Commission, including, without limitation, their respective Annual Reports on Form 10-K for the year ended December 31, 2007 and their respective subsequent reports on Form 10-Q and Form 8-K.

The areas of risk and uncertainty described above should be considered in connection with any written or oral forward-looking statements that may be made after the date of this joint proxy statement/prospectus by Galileo Holding Corporation, General Maritime or Arlington or anyone acting for any or all of them. The ability of General Maritime, Arlington, or New General Maritime to pay dividends in any period will depend upon factors including applicable provisions of law and the final determination by the board of directors each quarter after its review of the combined company’s financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. Galileo Holding Corporation, General Maritime and Arlington disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this joint proxy statement/prospectus.

THE GENERAL MARITIME SPECIAL MEETING

General

The General Maritime board is using this joint proxy statement/prospectus to solicit proxies from General Maritime shareholders for use at the General Maritime special meeting. We are first mailing this joint proxy statement/prospectus and the accompanying form of proxy to both General Maritime shareholders and Arlington shareholders on or about November 5, 2008.

Date, Time and Place of the General Maritime Special Meeting

The special meeting of shareholders is scheduled to be held on December 16, 2008, at 10:00 a.m. (Eastern time) at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York.

Purpose of the General Maritime Special Meeting

At the special meeting, we are asking holders of General Maritime common stock to:

•	adopt the merger agreement and approve the General Maritime merger as described in this joint proxy statement/prospectus;

•	consider and vote upon any proposal to approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the General Maritime merger; and

•	transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting.

General Maritime Record Date; Shares Entitled to Vote

The General Maritime board has fixed the close of business on October 27, 2008 as the record date, which we sometimes refer to as the General Maritime record date, for the determination of General Maritime shareholders entitled to notice of, and to vote at, the special meeting. Only shareholders of record at the close of business on the General Maritime record date will be entitled to vote at the special meeting or any and all adjournments or postponements thereof. As of the General Maritime record date, General Maritime had issued and outstanding 31,323,758 shares of common stock that were held by 156 shareholders of record, which comprises all of General Maritime’s issued and outstanding voting stock. Each share of General Maritime common stock is entitled to one vote per share at the special meeting.

Quorum

A quorum of General Maritime shareholders is necessary to hold a valid meeting. The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of General Maritime common stock entitled to vote at the special meeting constitutes a quorum.

Abstentions and “broker non-votes” will be counted for purposes of determining the presence of a quorum. Shares held by General Maritime in its treasury do not count towards a quorum. A “broker non-vote” occurs with respect to a matter when a broker, bank or other nominee is not permitted to vote on that matter without instruction from the beneficial owner of the shares held by the broker, bank or other nominee and no instruction is given. Under NYSE rules, your broker or bank does not have discretionary authority to vote your shares of General Maritime common stock on the proposals described above. Without voting instructions on these proposals, a broker non-vote will occur.

Vote Required

Adoption of the merger agreement and approval of the General Maritime merger requires the affirmative vote of holders of a majority of the outstanding shares of General Maritime common stock. Abstentions and broker non-votes have the same effect as a vote against the proposal.

Recommendation of the General Maritime Board

The General Maritime board of directors unanimously recommends that General Maritime shareholders vote to adopt the merger agreement and approve the General Maritime merger. On August 5, 2008, by unanimous vote, the General Maritime board:

•	declared the merger agreement, the General Maritime merger and the other transactions contemplated by the merger agreement to be advisable and fair to and in the best interests of General Maritime and its shareholders;

•	approved the merger agreement and the transactions contemplated thereby, including, without limitation, the General Maritime merger; and

•	resolved to recommend that the shareholders of General Maritime adopt the merger agreement and approve the General Maritime merger and take any other actions requested in connection with the merger agreement.

Please see the section captioned “The Proposed Transaction — Recommendation of the General Maritime Board; General Maritime’s Reasons for the Proposed Transaction” beginning on page 60.

Voting by General Maritime’s Directors and Executive Officers

As of the General Maritime record date, 4,629,530 shares of General Maritime common stock were beneficially owned by General Maritime’s directors and executive officers, which represents approximately 14.8% of the shares issued and outstanding as of the General Maritime record date. Each General Maritime director and executive officer has indicated his present intention to vote, or cause to be voted, the General Maritime common shares owned by him for the adoption of the merger agreement and approval of the proposed transaction.

Voting of Proxies

You may vote in person at the General Maritime special meeting or by proxy. We recommend that you vote by proxy even if you plan to attend the meeting. You can always change your vote at the special meeting.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting.

How to Vote

There are different ways you may cast your vote. You may vote on matters to come before the General Maritime special meeting in one of four ways:

•	in person by attending the General Maritime special meeting;

•	by proxy, by accessing the Internet website specified on your enclosed proxy card;

•	by proxy, by calling the telephone number specified on your proxy card; or

•	by proxy, by completing, signing and dating your proxy card and returning it in the postage-paid envelope provided.

If you vote your proxy over the Internet or by telephone, you should NOT return your proxy card in the postage-paid envelope. If you vote your proxy over the Internet or by telephone, you must do so before 11:59 p.m. on the day before the General Maritime special meeting.

We encourage you to vote by proxy by mailing your proxy card, through the Internet or by telephone even if you plan to attend the General Maritime special meeting, to ensure that your shares are represented at the General Maritime special meeting and voted as directed.

If your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to General Maritime or by voting in person at the General Maritime special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker.

Revoking Your Proxy

You can change your vote at any time before your proxy is voted at the General Maritime special meeting in one of the following four ways:

•	First, you may timely deliver a valid, later-dated proxy.

•	Second, you may provide a written notice to General Maritime corporate secretary before the General Maritime special meeting indicating that you have revoked your proxy. The contact information for the General Maritime corporate secretary is c/o John C. Georgiopoulos, Secretary, General Maritime Corporation, 299 Park Avenue, 2nd Floor, New York, New York 10171.

•	Third, you may cast a new proxy vote over the Internet or by telephone.

•	Fourth, if you are a holder of record, you may vote in person at the General Maritime special meeting.

If you have instructed your broker, bank or other nominee how to vote your shares, you must follow the directors you receive from your broker, bank or other nominee to change those instructions.

Other Voting Matters

This joint proxy statement/prospectus, General Maritime’s Form 10-K for the fiscal year ended December 31, 2007, General Maritime’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008, and General Maritime’s Current Reports on Form 8-K filed on April 1, 2008, May 29, 2008, June 13, 2008, July 3, 2008, July 9, 2008, August 6, 2008 (as amended on August 7, 2008), August 28, 2008, October 23, 2008 and October 27, 2008 are available on General Maritime’s Internet website located at www.generalmaritimecorp.com, and are incorporated herein by reference. In addition, Arlington’s Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2007 and Arlington’s Quarterly Reports on Form 10-Q and Form 10-Q/A for the quarters ended March 31, 2008 and June 30, 2008 and Arlington’s Current Reports on Form 8-K filed on April 23, 2008, June 30, 2008, August 6, 2008, August 28, 2008, September 30, 2008 and October 23, 2008 are available on Arlington’s website located at www.arlingtontankers.com, and are incorporated herein by reference.

Proxy Solicitations

General Maritime is soliciting proxies for the General Maritime special meeting from General Maritime shareholders. General Maritime will bear the cost of soliciting proxies from General Maritime shareholders, except that General Maritime and Arlington will share equally the expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part. In addition, General Maritime may supplement the original solicitation of proxies by mail with solicitation by telephone, electronic transmission and other means by General Maritime’s directors, officers and/or employees.

General Maritime has also engaged the services of D.F. King & Co., Inc. for a fee of approximately $15,000, plus reimbursement of expenses, to assist in the solicitation of proxies.

General Maritime and its proxy solicitor will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of General Maritime common shares and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted.

Other Business; Adjournment

We are not currently aware of any other business to be acted upon at General Maritime special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment of the special meeting, the person named as your proxy will have discretion to vote or act on those matters according to his or her best judgment, which includes the discretion to adjourn the meeting.

Adjournments of the special meeting may be made, among other reasons, to solicit additional proxies. The General Maritime special meeting may be adjourned, from time to time, by the affirmative vote of the holders of shares of General Maritime common stock representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists. If a quorum is not present in person or represented by proxy at the General Maritime special meeting, the General Maritime shareholders entitled to vote at the special meeting may adjourn the special meeting from time to time, without notice other than announcement at the special meeting, until a quorum is present at the special meeting in person or represented by proxy. General Maritime does not currently intend to seek an adjournment of its special meeting.

Representatives of Deloitte & Touche LLP

Representatives of Deloitte & Touche LLP are expected to be present at the General Maritime special meeting. The representatives of Deloitte & Touche will have the opportunity to make a statement regarding the proposed transaction if they desire to do so, and they are expected to be available to respond to appropriate questions from General Maritime shareholders at the General Maritime special meeting.

Assistance

If you need assistance in voting your shares by proxy or have questions regarding the General Maritime special meeting, please contact D.F. King & Co., Inc. toll-free at (800) 659-5550. Banks and brokers may also call toll-free at (800) 659-5550.

THE ARLINGTON SPECIAL GENERAL MEETING

General

The Arlington board is using this joint proxy statement/prospectus to solicit proxies from the holders of Arlington common shares for use at the special general meeting of Arlington shareholders. Arlington is first mailing this joint proxy statement/prospectus and accompanying proxy card to its shareholders on or about November 5, 2008.

Date, Time and Place of the Arlington Special General Meeting

Arlington will hold its special general meeting of shareholders on December 16, 2008 at 10:00 a.m. (Eastern time) at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, NY 10022.

Purpose of the Arlington Special General Meeting

At the Arlington special general meeting, holders of Arlington common shares who are present and entitled to vote will be asked to:

•	approve and adopt the merger agreement and thereby approve the proposed transaction;

•	approve and adopt the Arlington amalgamation agreement and thereby approve the Arlington amalgamation;

•	consider and vote upon any proposal to approve adjournments or postponements of the special general meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special general meeting to approve and adopt the merger agreement and approve and adopt the Arlington amalgamation agreement; and

•	transact such other business as may properly come before the special general meeting or any adjournment or postponement thereof.

The Arlington board has unanimously determined that the transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of Arlington and its shareholders and approved the merger agreement and the Arlington amalgamation agreement.

Furthermore, the Arlington board unanimously recommends that shareholders vote “FOR” the approval of the merger agreement and the Arlington amalgamation agreement at the Arlington special general meeting.

Arlington Record Date; Outstanding Shares; Shares Entitled to Vote

The Arlington board has fixed the close of business on October 27, 2008 as the record date, which we sometimes refer to as the Arlington record date, for determination of Arlington shareholders entitled to notice of and to vote at the Arlington special general meeting. As of the Arlington record date, there were 15,500,000 Arlington common shares issued and outstanding that were held by 45 shareholders of record. Each shareholder is entitled to one vote at the Arlington special general meeting for each Arlington common share held by that shareholder at the close of business on the Arlington record date. Arlington’s common shares are its only voting securities.

Quorum

Under Arlington’s bye-laws, the quorum required for a special general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of the total issued voting shares. Holders of Arlington’s common shares are the only shareholders entitled to vote at the special general meeting. Shares represented by proxies that are marked “abstain” or “withhold” on any matter will be counted as shares present for purposes of determining the presence of a quorum.

Common shares that are represented by broker non-votes will also be counted as shares present for purposes of determining the presence of a quorum. A broker non-vote occurs when the broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power to vote on that proposal and has not received voting instructions from the beneficial owner for that proposal.

If the persons present or represented by proxies at a special general meeting are less than two persons present in person or by proxy who constitute less than 50% of the paid-up share capital entitled to vote as of the record date, then in the case of a special general meeting called by requisition the special general meeting shall be deemed cancelled, and in every other case, Arlington will adjourn the special general meeting to a later date.

Vote Required

The affirmative vote of a majority of the votes cast at the Arlington special general meeting and entitled to vote thereon is required to approve and adopt the merger agreement and the Arlington amalgamation agreement and thereby the proposed transaction. Abstentions, broker non-votes and votes withheld will not be counted as votes cast.

Recommendation of the Board of Directors

The Arlington board unanimously recommends that Arlington shareholders vote “FOR” the approval of the merger agreement and the Arlington amalgamation agreement at the Arlington special general meeting. As discussed elsewhere in this joint proxy statement/prospectus, the Arlington board has unanimously determined that the transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of Arlington and its shareholders and approved the merger agreement and the Arlington amalgamation agreement and the proposed transaction.

Arlington shareholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the proposed transaction. In particular, Arlington shareholders are directed to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus.

Voting by Arlington’s Directors and Executive Officers

As of the Arlington record date, 7,985 Arlington common shares were beneficially owned by Arlington’s directors and executive officer, which represents less than 1% of the shares issued and outstanding as of the Arlington record date. Each Arlington director and executive officer owning Arlington common shares has indicated his present intention to vote, or cause to be voted, the Arlington common shares owned by him for the approval and adoption of the merger agreement and the Arlington amalgamation agreement.

Voting in Person at the Special General Meeting

Shareholders of Record.  Shareholders of record may vote their shares in person at the special general meeting by ballot. Each proposal has a separate ballot. You must properly complete, sign, date and return the ballots to Arlington at the special general meeting to vote in person. To receive ballots, you must bring with you the documents described below.

Individuals.  As an individual, the proxy will have your name on it. You must present the proxy at check-in at the special general meeting to receive your ballots. You will receive ballots at the check-in table when you present your identification. If you have already returned your proxy card to Arlington and do not want to change your votes, you do not need to complete the ballots. If you do complete and return the ballots to Arlington, your proxy card will be automatically revoked.

Individuals Voting on Behalf of Another Individual.  If you will vote on behalf of another individual who is a shareholder of record, Arlington must have received at its registered office by 11:59 p.m. (Eastern time) on December 15, 2008 a duly executed proxy card from such individual shareholder of record appointing you as his or her proxy. If Arlington has received the proxy card, you will receive ballots at the check-in table when you present your identification.

Individuals Voting on Behalf of a Legal Entity.  If you represent a shareholder of record that is a legal entity, you may vote that legal entity’s shares if it authorizes you to do so. The documents you must provide to receive the ballots depend on whether you are representing a corporation, trust, partnership or other legal entity.

If you represent a corporation, you must:

•	bring to the special general meeting a letter or other document from the corporation, on the corporation’s letterhead and signed by an officer of the corporation, that authorizes you to vote its shares on its behalf; OR

•	Arlington must have received at its registered office by 11:59 p.m. (Eastern time) on December 15, 2008 a duly executed proxy card from the corporation appointing you as its proxy.

If you represent a trust, partnership or other legal entity, Arlington must have received at its registered office by 11:59 p.m. (Eastern time) on December 15, 2008 a duly executed proxy card from the legal entity appointing you as its proxy. A letter or other document will not be sufficient for you to vote on behalf of a trust, partnership or other legal entity.

Beneficial Owners.  If you hold your shares in street name, these proxy materials are being forwarded to you by your bank, broker or their appointed agent. Under Bermuda law, because your name does not appear on Arlington’s share register, you will not be able to vote in person at the special general meeting unless you request a proxy from your bank or broker and bring it with you to the special general meeting.

Individuals Voting on Behalf of a Beneficial Owner.  The proxy will not have your name on it. In order to receive your ballots you must:

•	present the proxy at check-in at the special general meeting; AND

•	bring to the special general meeting a letter from the person or entity named on the proxy that authorizes you to vote its shares at the special general meeting.

Appointment of Proxy

General

Shareholders of Record.  Arlington encourages you to appoint a proxy to vote on your behalf by promptly submitting the enclosed proxy card, which is solicited by the Arlington board and which, when properly completed, signed, dated and returned to us, will ensure that your shares are voted as you direct. Arlington strongly encourages you to return your completed proxy to Arlington regardless of whether you will attend the special general meeting to ensure that your vote is represented at the special general meeting.

PLEASE RETURN YOUR PROXY CARD TO AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, OR AST, IN THE ACCOMPANYING ENVELOPE NO LATER THAN 11:59 P.M. (EASTERN TIME), ON DECEMBER 15, 2008. IF AST DOES NOT RECEIVE YOUR PROXY CARD BY THIS TIME, YOUR PROXY WILL NOT BE VALID. IN THIS CASE, UNLESS YOU ATTEND THE SPECIAL GENERAL MEETING, YOUR VOTE WILL NOT BE REPRESENTED.

The persons named in the proxy card have been designated as proxies by Arlington’s board. The designated proxies are officers or directors of Arlington. They will vote as directed by the completed proxy card.

Shareholders of record may appoint another person to attend the special general meeting and vote on their behalf by crossing out the board-designated proxies, inserting such other person’s name on the proxy card and returning the duly executed proxy card to Arlington. When the person you appoint as proxy arrives at the special general meeting, AST will verify such person’s authorization to vote on your behalf by reference to your proxy card.

If you wish to change your vote, you may do so by revoking your proxy before the special general meeting. Please see the section captioned “— Revoking Your Proxy” on page 47 for more information.

Beneficial Owners.  If you hold your shares in street name, these proxy materials are being forwarded to you by your bank, broker or their appointed agent. You should also have received a voter instruction card instead of a proxy card. Your bank or broker will vote your shares as you instruct on the voter instruction card. Arlington strongly encourages you to promptly complete and return your voter instruction card to your bank or broker in accordance with their instructions so that your shares are voted. As described above, you may also request a legal proxy from your bank or broker to vote in person at the special general meeting.

Appointment of Proxies by Telephone or the Internet

If you are a shareholder of record, you may not appoint your proxy by telephone, or electronically through the Internet. If you are a beneficial owner, please check your voter instruction card or contact your bank or broker to determine whether you will be able to inform your bank or broker by telephone or the Internet how to vote on your behalf.

Voting by the Designated Proxies

The persons who are the designated proxies will vote as you direct in your proxy card or voter instruction card. Please note that proxy cards returned without voting directions, and without specifying a proxy to attend the special general meeting and vote on your behalf, will be voted by the proxies designated by the Arlington board in accordance with the recommendations of the Arlington board.

If any other matter properly comes before the special general meeting, your proxies will vote on that matter in their discretion.

Revoking Your Proxy

You may revoke or change your proxy before the special general meeting by:

•	sending Arlington a written notice of revocation prior to the special general meeting;

•	casting a new proxy vote over the Internet or by telephone by 11:59 p.m. (Eastern time) on December 15, 2008;

•	attending the special general meeting and voting in person if you are a record holder; OR

•	ensuring that Arlington receives from you at Arlington’s Registered office by 11:59 p.m. (Eastern time) on December 15, 2008 a new proxy card with a later date.

Any written notice of revocation must be sent to Arlington’s registered office to the attention of Renee Hill, Company Secretary, Arlington Tankers Ltd., c/o Appleby, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda, or by facsimile to (441) 298-3482.

Other Voting Matters

This joint proxy statement/prospectus, Arlington’s Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2007 and Arlington’s Quarterly Reports on Form 10-Q and Form 10-Q/A for the quarters ended March 31, 2008 and June 30, 2008 and Arlington’s Current Reports on Form 8-K filed on April 23, 2008, June 30, 2008, August 6, 2008, August 28, 2008, September 30, 2008 and October 23, 2008 are available on Arlington’s website located at www.arlingtontankers.com, and are incorporated herein by reference. In addition, General Maritime’s Form 10-K for the fiscal year ended December 31, 2007, General Maritime’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008, and General Maritime’s Current Reports on Form 8-K filed on April 1, 2008, May 29, 2008, June 13, 2008, July 3, 2008, July 9, 2008,

August 6, 2008 (as amended on August 7, 2008), August 28, 2008, October 23, 2008 and October 27, 2008 are available on General Maritime’s Internet website located at www.generalmaritimecorp.com, and are incorporated herein by reference.

Proxy Solicitations

Arlington is soliciting proxies for the Arlington special general meeting from Arlington shareholders. Arlington will bear the cost of soliciting proxies from Arlington shareholders, except that Arlington and General Maritime will share equally the expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part. In addition, Arlington may supplement the original solicitation of proxies by mail with solicitation by telephone, electronic transmission and other means by Arlington’s directors, officer and/or employees.

Arlington has also engaged the services of MacKenzie Partners, Inc. for a fee of approximately $15,000, plus reimbursement of expenses, to assist in the solicitation of proxies.

Arlington and its proxy solicitor will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Arlington common shares and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted.

Other Business

The Arlington board is not aware of any other business to be acted upon at the Arlington special general meeting. If any other matter should properly come before the meeting for action, the persons named in the accompanying proxy will vote the shares represented thereby at their discretion and in accordance with their best judgment.

Representatives of MSPC

Representatives of MSPC Certified Public Accountants and Advisors, A Professional Corporation, which we refer to as MSPC, are expected to be present at the Arlington special general meeting. The representatives of MSPC will have the opportunity to make a statement regarding the proposed transaction if they desire to do so, and they are expected to be available to respond to appropriate questions from Arlington shareholders at the Arlington special general meeting.

THE PROPOSED TRANSACTION

The Companies

General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

General Maritime, through its subsidiaries, is a provider of international seaborne crude oil transportation services principally within the Atlantic basin which includes ports in the Caribbean, South and Central America, the United States, West Africa, the Mediterranean, Europe and the North Sea. General Maritime, through its subsidiaries, also currently operates tankers in other regions including the Black Sea and Far East. General Maritime, through its subsidiaries, currently owns and operates a fleet of 22 tankers — eleven Aframax and eleven Suezmax tankers with a carrying capacity of approximately 2.7 million dwt. After the delivery of one Aframax vessel expected in December 2008, General Maritime will own a fleet of 23 tankers — twelve Aframax, and eleven Suezmax tankers with a total carrying capacity of approximately 2.9 million dwt. General Maritime common stock has traded on the NYSE under the trading symbol “GMR” since its initial public offering on June 12, 2001. As of June 30, 2008, General Maritime had approximately $865,428,000 in total assets.

Arlington Tankers Ltd.
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda
(441) 292-4456

Arlington is an international, seaborne transporter of crude oil and petroleum products. Arlington’s fleet consists of eight, modern double-hulled vessels and is one of the youngest tanker fleets in the world, with an average vessel age of approximately 4.7 years, as of June 30, 2007. The fleet consists of two V-MAX tankers, which are specially designed very large crude carriers, two Panamax tankers and four Product tankers. All of Arlington’s vessels are employed on long-term time charters. Arlington was incorporated in Bermuda in September 2004. Arlington common shares have traded on the NYSE under the trading symbol “ATB” since its initial public offering on November 10, 2004. As of June 30, 2008, Arlington had $335,735,000 in total assets.

Galileo Holding Corporation
c/o General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

Galileo Holding Corporation is a corporation incorporated under the laws of the Republic of the Marshall Islands recently formed for the purpose of effecting the proposed transaction. We refer to this entity in this joint proxy statement/prospectus as New General Maritime, the combined company or the holding company. Prior to the effective time of the proposed transaction, the holding company’s equity will be owned 73% by General Maritime and 27% by Arlington. At the effective time of the proposed transaction, the holding company will be renamed “General Maritime Corporation” and will become a publicly traded company.

Galileo Merger Corporation
c/o General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

Galileo Merger Corporation is a corporation incorporated under the laws of the Republic of the Marshall Islands and is a wholly owned subsidiary of the holding company. This entity was recently formed for the purpose of effecting the General Maritime merger (as described below). We refer to this entity in this joint proxy statement/prospectus as merger sub.

Archer Amalgamation Limited
c/o General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

Archer Amalgamation Limited is a company incorporated in the Islands of Bermuda and is a wholly owned subsidiary of the holding company. This entity was recently formed for the purpose of effecting the Arlington amalgamation (as described below). We refer to this entity in this joint proxy statement/prospectus as amalgamation sub.

Structure of the Proposed Transaction

The merger agreement provides for the transactions described below. The merger agreement is attached to this document as Appendix A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the proposed transaction and your rights and obligations in connection with the proposed transaction.

To accomplish the proposed transaction, General Maritime and Arlington have formed a holding company. Prior to the effective time of the proposed transaction, the holding company’s equity will be owned 73% by General Maritime and 27% by Arlington. The holding company has two subsidiaries, merger sub and amalgamation sub. At the time the proposed transaction is completed:

•	merger sub will be merged with and into General Maritime, which we refer to in this joint proxy statement/prospectus as the General Maritime merger, with General Maritime continuing as the surviving corporation; and

•	amalgamation sub will amalgamate with Arlington, which we refer to in this joint proxy statement/prospectus as the Arlington amalgamation, with Arlington continuing as the surviving corporation.

Pursuant to the merger agreement, and as a result of the proposed transaction, General Maritime and Arlington will each become a wholly owned subsidiary of the holding company. At the effective time of the proposed transaction:

•	the holding company’s name will be changed to “General Maritime Corporation”;

•	New General Maritime’s amended and restated certificate of incorporation and amended and restated by-laws will be substantially in the forms attached as Exhibit A and Exhibit B to Appendix A of this joint proxy statement/prospectus;

•	General Maritime’s current directors and officers will be the directors and officers of New General Maritime and, immediately after the effective time of the proposed transaction, one current Arlington representative, who is expected to be Dr. E. Grant Gibbons, will be appointed to the New General Maritime board of directors, as described in the section captioned “The Proposed Transaction — Continuing Board and Management Positions” beginning on page 91;

•	General Maritime’s current headquarters will be New General Maritime’s headquarters; and

•	shares of New General Maritime common stock are expected be listed and traded on the NYSE under the trading symbol “GMR,” the trading symbol under which shares of General Maritime common stock currently trade on the NYSE.

Background of the Proposed Transaction

As part of the continuous evaluation of its business, General Maritime regularly considers opportunities for business combinations and other strategic and commercial relationships to enhance shareholder value. Over the last several years, General Maritime has become familiar with Arlington’s business, as both companies operate in the international seaborne oil transportation services industry.

Since its initial public offering in November 2004, Arlington has paid quarterly cash dividends on its common shares that have been substantially the same as the amount of cash Arlington generated from operations in each quarter. As a consequence of this 100% dividend payout structure, Arlington has not built cash reserves for potential business expansion or for refinancing or repayment of its credit facility in January 2011.

From time to time since Arlington’s initial public offering, the Arlington board has reviewed and assessed various strategic transactions designed to enhance shareholder value. These transactions have included opportunities to expand the size of Arlington’s fleet through isolated vessel acquisitions as well as potential merger and acquisition transactions. In considering any such transaction, the Arlington board placed an emphasis on transactions that preserved or enhanced the amounts that Arlington paid to its shareholders as dividends. However, the ability to preserve or enhance the dividend paying model summarized above has always been tied to a refinancing of Arlington’s credit facility on a basis that provides for a balloon repayment, not an amortizing facility. As a result of the emphasis on dividend preservation, prior to the proposed transaction with General Maritime, the only strategic transaction that Arlington had completed was the purchase of two tankers in early 2006 from Stena.

By late 2007, the Arlington board concluded that a variety of factors that had been regularly reviewed earlier in the year had impacted Arlington’s potential to grow its fleet and sustain its dividend payout beyond 2010. First, the board realized that it would be difficult to expand the size of Arlington’s fleet by pursuing transactions designed to preserve Arlington’s dividend. This was due primarily to tanker prices, which were at historical highs, and the increased costs of borrowing resulting from the deterioration of the credit markets during 2007. Second, because of the condition of the credit markets, the Arlington board became more focused on the implications of the January 5, 2011 maturity of Arlington’s credit facility. Importantly, the Arlington board, on the basis of discussions with industry lenders and after soliciting and receiving several preliminary debt refinancing proposals, concluded that any future refinancing of the credit facility would likely result in an amortizing loan. The Arlington board recognized that the amortization of principal would materially reduce the cash that Arlington would have available for the payment of cash dividends, and materially and adversely affect Arlington’s future share price. Third, regardless of the refinancing of its credit facility, Arlington estimated that its dividend would decline approximately 10% in 2009 and for each year thereafter and therefore the dividend level would likely remain materially below the range of dividends paid in all prior years. Faced with the possibility of having to reduce dividends in the absence of a strategic transaction, and recognizing that isolated vessel acquisitions and debt refinancing without amortization were difficult to accomplish in the existing market conditions, the Arlington board instructed Edward Terino, Arlington’s Chief Executive Officer, President and Chief Financial Officer, to broaden the nature of the strategic transactions which Arlington might consider.

During the fourth quarter of 2007 and January 2008, Mr. Terino engaged in discussions with respect to possible transactions with several public and private shipping companies, and also met with several investment banking firms to consider the engagement of a financial advisor to assist Arlington with its analysis of strategic alternatives.

On January 31, 2008, Mr. Terino met with representatives of the Maritime Group of Jefferies & Company, Inc., or Jefferies, to discuss the possible engagement of Jefferies to advise Arlington on its strategic alternatives. On March 7, 2008, Arlington engaged Jefferies as its exclusive financial advisor for this purpose.

On March 20, 2008, representatives of Jefferies discussed with the Arlington board the potential strategic alternatives that Arlington could pursue. These alternatives included:

•	acquisitions of additional vessels;

•	acquisitions of public or private companies;

•	a merger of Arlington with a public or private company;

•	the sale of Arlington; or

•	the continued execution of Arlington’s current operating plan.

Jefferies also recommended to the Arlington board that Jefferies begin a formal process of identifying potential parties with which Arlington could enter into a strategic transaction. The Arlington board authorized Mr. Terino to commence the process of reviewing and evaluating strategic alternatives to enhance shareholder value, primarily focusing on a merger, acquisition or sale.

By the end of March 2008, Mr. Terino and Jefferies, with input from members of the Arlington board, compiled a list of 37 potential parties, consisting of 15 public companies and 22 private companies, for Jefferies to contact about a potential transaction with Arlington. Thereafter, Jefferies began to contact these parties to invite them into the process. During the same period, Mr. Terino and representatives of Arlington’s outside law firm, Wilmer Cutler Pickering Hale and Dorr LLP, or WilmerHale, began to prepare a data room of Arlington due diligence materials. Parties interested in participating in the first step of Arlington’s process were asked to sign a confidentiality agreement, and received a process letter requesting them to deliver to Arlington their preliminary proposals with respect to a potential transaction with Arlington in early May 2008.

Throughout the entire process, Jefferies initiated contact with 37 potential parties to participate in Arlington’s strategic alternatives analysis process, of which 11 signed a confidentiality agreement and reviewed the preliminary due diligence materials relating to Arlington and seven ultimately submitted a proposal. In addition, Arlington received one proposal from a party that was not contacted by Jefferies.

Among the parties that Jefferies contacted to participate in the process was General Maritime. Representatives of Jefferies first contacted Jeffrey D. Pribor, Executive Vice President and Chief Financial Officer of General Maritime, on March 27, 2008.

On March 28, 2008, representatives of Jefferies sent representatives of General Maritime a draft confidentiality agreement relating to the exchange of nonpublic information between the parties for their use in evaluating a possible transaction. The confidentiality agreement was executed as of May 22, 2008.

On April 2, 2008, Mr. Pribor informed Jefferies that General Maritime was interested in being included in the process. During April 2008, Mr. Pribor, Peter C. Georgiopoulos, General Maritime’s Chairman, President and Chief Executive Officer, and representatives of Arlington had several conversations regarding possible structures of a potential transaction between General Maritime and Arlington.

In May 2008, UBS Securities LLC, or UBS, began to advise General Maritime as its financial advisor in connection with a possible acquisition transaction with Arlington. General Maritime entered into a formal engagement letter with UBS on August 5, 2008, which was dated as of July 25, 2008.

By the early May deadline by which interested parties had been instructed to provide an initial indication of interest in pursuing a transaction with Arlington, five parties, including General Maritime (as described below), submitted formal, non-binding proposals for a transaction with Arlington. One of these proposals was for an all-cash acquisition of Arlington at a price in the range of $20.50 per share, which represented a discount to Arlington’s then market price of approximately $23.00 per share. The party submitting the all-cash proposal is referred to in this Joint Proxy Statement/Prospectus as Party A. In addition to these five parties, two parties indicated their interest in pursuing a merger with Arlington based on relative net asset value contribution but did not submit formal proposals, and requested that Jefferies and Arlington present them with potential terms for such a merger proposal. One of the parties, a private company, which is referred to in this joint proxy statement/prospectus as Party B, subsequently submitted a merger proposal on June 11, 2008.

On May 6, 2008, General Maritime submitted a non-binding proposal to Arlington prior to receiving non-public information from Jefferies and Arlington and following a review of relevant information by General Maritime management and consultation with members of the General Maritime board. This proposal suggested a merger of Arlington and General Maritime with an exchange ratio based on the relative net asset values of the two companies.

In developing its non-binding proposal of May 6, 2008, General Maritime considered Arlington’s fleet of crude and product tankers, time charter coverage, profit sharing arrangements and existing full payout dividend strategy. General Maritime’s non-binding proposal also reflected its views regarding potential synergies and cost reductions and the potential benefit of its liquidity, capital resources and positioning to take advantage of future growth opportunities. As a result of these considerations, General Maritime proposed that the transaction with Arlington be structured as a stock for stock transaction in which Arlington would issue new shares to General Maritime’s shareholders and be the surviving entity. General Maritime proposed that an exchange ratio would be based on the relative net asset values of the two companies. General Maritime also indicated that it would be prepared to consider alternative, tax-efficient transaction structures that could create value for the shareholders of both companies.

On May 14, 2008, the Arlington board met to evaluate the proposals received to date, which included the five proposals received (including proposals from Party A and General Maritime) as well as the indications from two parties that did not submit formal proposals. At the meeting, representatives of Jefferies discussed the various non-binding proposals with the Arlington board. The Arlington board viewed the offers from two of the parties that submitted formal proposals as inadequate and decided to exclude these parties from the next step of the process, and Jefferies did not receive any further proposals from these two parties. The Arlington board also decided to continue discussions with the two other parties which made stock-for-stock proposals, including General Maritime, and the two additional parties that had previously expressed interest in pursuing a merger but had not submitted formal proposals, one of which was Party B. In addition, the Arlington board instructed Jefferies to continue discussions with Party A to see if Party A would increase its cash bid. At the conclusion of the meeting, the Arlington board authorized management to continue working with Jefferies in pursuit of potential transactions with these parties.

Following the May 14, 2008 Arlington board meeting, Arlington held a series of meetings with the five parties that remained in the process in order to discuss the valuations, structures, social issues and long-term strategic aspects of the parties’ proposals in greater detail. The series of meetings included a meeting at General Maritime’s offices in New York City on May 22, 2008 at which Mr. Terino, Stephen Jaeger (a member of the Arlington board) and representatives of Jefferies met with representatives of General Maritime and representatives of UBS to discuss a potential transaction between General Maritime and Arlington and discussed, among other things, potential cost savings, potential synergies, transaction structure, valuation and logistical matters. Also at this meeting, General Maritime gave a presentation regarding its business strategy and its business generally. The series of meetings also included meetings with Party A at which, among other things, factors related to Arlington’s business that would warrant a higher cash bid were discussed.

On May 15, 2008, representatives of Jefferies, at Arlington’s direction, circulated a process letter requesting General Maritime to deliver to Arlington a preliminary proposal with respect to a potential transaction with Arlington.

On May 23, 2008 and May 30, 2008, two additional parties, one of which had been previously contacted by Jefferies and the other who approached Arlington directly, submitted non-binding proposals for a transaction with Arlington. Representatives of Arlington and representatives of Jefferies met with representatives of the party that had approached Arlington.

On May 27, 2008, at Arlington’s direction, Jefferies provided General Maritime and its representatives and advisors with access to an online data room containing certain nonpublic information relating to Arlington.

On June 1, 2008, representatives of General Maritime and Arlington, including Messrs. Peter Georgiopoulos and Pribor, Mr. Peter S. Bell, Senior Vice President and Head of Commercial Department of General Maritime Management LLC, and Mr. Terino met in Athens, Greece to discuss a potential transaction between General Maritime and Arlington. In particular, the participants at this meeting discussed the calculations of adjusted net asset values of the parties’ respective fleets, potential synergies and cost reductions and closing costs in connection with a potential transaction. On June 5, 2008, representatives of General Maritime, including Messrs. Peter Georgiopoulos and Tavlarios, and Michael K. Drayton, the Chairman of Arlington’s board at the time and representatives of Jefferies met in Athens, Greece to discuss a potential transaction between General Maritime and Arlington. At this meeting, which was intended to give General Maritime’s representatives a chance to meet Mr. Drayton, General Maritime’s representatives expressed their views on a potential transaction structure and synergies and cost reductions. The participants also discussed the state of the industry and the operations and outlook of General Maritime and Arlington.

On June 11, 2008, Party B submitted a non-binding proposal, and the party that submitted a non-binding proposal on May 23, 2008 informed Jefferies that it no longer would participate in the process.

On June 12, 2008, the Arlington board met again to consider the parties and their proposals for a potential transaction with Arlington. The Arlington board considered combinations with five parties, namely General Maritime, Party B, the party that submitted a proposal on May 30, 2008, the party that submitted the proposal in early May and the party that submitted an indication of interest in early May but had not submitted a formal proposal. Additionally, by the time of the meeting, Party A had not submitted a revised proposal. Arlington’s board determined to proceed with negotiations with two bidders. The Arlington board viewed the offers from two of the parties that submitted formal combination proposals and the party that submitted an indication of interest in early May but had not submitted a formal proposal as inadequate and decided to exclude these parties from the next step of the process. Jefferies did not receive any further proposals from these three parties. After discussing the process with Jefferies, the board determined to proceed in this manner in light of the timing and management resources needed to continue extensive negotiations and due diligence and the fact that the two parties represented the more attractive bids. During this final phase, the parties would seek to reach an agreement in principle on valuation (based primarily on the respective fleet net asset values) and other key deal terms so that a final party could be selected for negotiation of a definitive agreement. Following a review of the various proposals, including the results of the meetings with the parties held subsequent to the May 14, 2008 Arlington board meeting, the Arlington board selected General Maritime as one of the finalists. The Arlington board deferred its selection of the second finalist pending the receipt of responses to certain questions by Party B.

Also on June 12, 2008, following the meeting of the Arlington board, Jefferies received a letter from Party A with a revised indicative non-binding all-cash proposal to acquire Arlington at a price in the range of $22.00 per share, which represented a discount of 3.1% to the June 11, 2008 closing price of Arlington common shares of $22.71. Jefferies conveyed this proposal to the Arlington board.

On June 16, 2008, Mr. Terino and representatives of Jefferies met with representatives of General Maritime and representatives of UBS to discuss the approach to determining net asset values.

On June 17, 2008, the Arlington board met again. At this meeting, Jefferies reviewed the increased all-cash proposal from Party A and Party B’s responses to the questions posed to it with the Arlington board. Based on these responses, the Arlington board selected Party B as a finalist. In addition, as a result of receiving Party A’s revised proposal, the Arlington board instructed Jefferies to continue discussions with Party A.

On June 19, 2008, Mr. Terino and representatives of Jefferies met with Mr. Pribor and other representatives of General Maritime and representatives of UBS in New York City to discuss a potential transaction between General Maritime and Arlington. Among other things, general and administrative costs, potential cost savings and the selection of ship brokers for net asset value assessments were discussed.

On June 20, 2008, prior to the commencement of trading of Arlington common shares on the NYSE, Arlington publicly announced that it was engaged in the strategic alternatives analysis process. After this announcement, Mr. Terino and Jefferies received inquiries from several parties that previously had not been contacted, none of which submitted a proposal.

Also on June 20, 2008, General Maritime’s management provided materials regarding Arlington to the General Maritime board. On and following that date, management continued to consult with members of the General Maritime board regarding a potential transaction with Arlington.

Also on June 20, 2008, representatives of Jefferies, at Arlington’s direction, circulated a process letter to the remaining interested parties, including General Maritime, requesting such parties to deliver to Arlington a final proposal with respect to a potential transaction with Arlington by July 9, 2008.

Prior to the commencement of discussions regarding the proposed transaction, the Compensation Committee of the General Maritime board initiated a review of alternatives which might allow General Maritime to lower costs upon a future change of control of General Maritime, particularly those relating to employment arrangements with Peter Georgiopoulos. In the course of discussions with representatives of Arlington, management of General Maritime learned that decreasing General Maritime’s compensation expenses and change of control costs was viewed by representatives of Arlington as an important factor in evaluating a transaction with General Maritime. Therefore, on June 17, 2008, the Compensation Committee of the General Maritime board retained Proskauer Rose LLP as independent counsel and, with the assistance of its independent counsel and Steven Hall & Partners, a compensation consultant, the Compensation Committee began to consider methods by which these objectives might be achieved. During the following weeks, the Compensation Committee of the General Maritime board met formally and informally to discuss these matters, held conversations with Peter Georgiopoulos, and developed a potential executive transition plan. The Compensation Committee recognized that the proposed transaction would not be a change in control but deemed it important to lower ongoing administrative costs and potential future change of control costs.

In late June 2008, Mr. Terino, Mr. Jaeger, Mr. Drayton and representatives of Jefferies met with representatives of Party B to discuss the parameters of a potential transaction with Party B.

On June 26, 2008, following Arlington’s public announcement that it was engaged in the strategic alternatives analysis process, the Arlington board adopted a shareholder rights plan to ensure that Arlington could proceed with the process in an orderly manner. Arlington publicly announced its adoption of the shareholder rights plan that same day.

On July 2, 2008, Mr. Terino and representatives of Jefferies met with Mr. Pribor and other representatives of General Maritime and representatives of UBS in New York City to discuss a potential transaction between General Maritime and Arlington. Among other things, the parties’ respective views on fleets, charter values and the respective net asset values of the two companies were discussed.

On July 7, 2008, the General Maritime board held a special meeting to discuss the potential Arlington transaction. At this meeting, representatives of General Maritime’s management and its legal and financial advisors reviewed with the General Maritime board the potential Arlington transaction, including details regarding Arlington’s fleet and operations. In addition, General Maritime’s management and representatives of UBS reviewed with the General Maritime board a preliminary analysis regarding the relative valuation of Arlington and General Maritime and preliminary pro forma financial information for the combined company in the proposed transaction. Also at this meeting, representatives of General Maritime’s legal advisor, Kramer Levin Naftalis & Frankel LLP, or Kramer Levin, advised the General Maritime board on its fiduciary duties in connection with the potential transaction with Arlington, and also reviewed with the General Maritime board other legal matters relating to the potential Arlington transaction. At the conclusion of the meeting, following discussion, the General Maritime board authorized management to submit a non-binding proposal letter to Arlington to enter into a stock-for-stock merger with Arlington, with Arlington continuing as the surviving legal entity in the merger, and with General Maritime shareholders receiving 1.340 Arlington common shares for each share of General Maritime common stock and Arlington shareholders retaining their shares of Arlington common shares on a one-for-one basis, subject to the completion of a due diligence review of Arlington. This proposed exchange ratio was based on the relative net asset values of General Maritime’s and Arlington’s respective fleets, taking into account the value of time charters in place in light of then current market conditions.

On July 9, 2008, General Maritime submitted a non-binding proposal letter to Arlington. General Maritime requested a 45-day exclusivity period to negotiate a definitive merger agreement with Arlington.

In its non-binding proposal of July 9, 2008, General Maritime proposed a fixed exchange ratio of 1.340 shares of Arlington common stock for each share of General Maritime common stock. General Maritime further proposed that the surviving entity be incorporated as a Marshall Islands corporation to be listed on the NYSE. General Maritime stated that its proposal was not contingent upon raising additional financing, but that it would seek amendments to its credit facility prior to the closing of the proposed transaction. General Maritime proposed that the parties agree to customary reciprocal covenants restricting solicitations and negotiations of other acquisition proposals with appropriate customary exceptions allowing for the exercise of applicable fiduciary duties by each party’s board of directors. General Maritime proposed that the initial board of directors of the combined company be comprised of six to seven directors, five to six of whom would be from General Maritime and one of whom would be from Arlington. General Maritime indicated that it would retain its existing headquarters in New York City and would be prepared to honor existing employment agreements. Customary conditions to closing, representations and warranties were also proposed.

Also on July 9, 2008, Party A and Party B submitted their respective final non-binding proposals for a transaction with Arlington. Party A submitted an all-cash proposal to acquire Arlington at a price of $19.15 per share, which represented a 9.5% discount to the July 8, 2008 closing price of Arlington common shares of $21.15 per share. Party B submitted a proposal for a stock-for-stock merger of the parties that would result in post-transaction ownership based on the relative net asset values of the parties’ respective fleets. Party B requested a 30-day exclusivity period to negotiate a definitive merger agreement with Arlington.

On July 11, 2008, at the request of Arlington, Jefferies sent to UBS and General Maritime via e-mail a list of questions with respect to General Maritime’s proposal letter of July 9, 2008. In particular, among other things, Jefferies asked UBS and General Maritime to clarify aspects of the contemplated exchange mechanics, dividend policy, potential synergies, the potential executive transition plan, and debt financing and closing costs.

On July 13, 2008, General Maritime sent Arlington a letter responding to the questions contained in the e-mail sent by Jefferies on July 11, 2008.

On July 14, 2008, the Arlington board met to consider the three final proposals. During the meeting, Jefferies discussed with the Arlington board the various aspects of the proposals. Each proposal was for a different form of consideration. One proposal was for cash; one proposal was for stock of a private company; and one proposal was for stock in a public company. Because of the differences in the nature of the proposals, they were not directly comparable, and neither Jefferies nor the Arlington board made a determination as to which was the highest offer. Instead, based on a number of factors, the Arlington board selected General Maritime as the party with which to negotiate a definitive merger agreement, and authorized Arlington management to enter into a 45-day exclusivity agreement with General Maritime. The Arlington board declined to pursue Party A’s all-cash proposal after considering with Jefferies the terms of Party A’s proposal and the likelihood of completion of a transaction with Party A, especially given the following:

•	Party A’s proposal was at a 9.5% discount to Arlington’s then current market price and adjusted net asset value, and, as a proposal for a cash transaction, Party A’s proposal did not provide for a possible increase in value in the form of a higher share price and future dividends;

•	although the exchange ratio in the General Maritime proposal implied a discount of approximately 14.2% to the then current market price of the Arlington common shares, the Arlington board believed that any definitive transaction with General Maritime would provide Arlington’s shareholders the opportunity to participate in the potential increase in future value in the form of a higher share price and future dividends as compared to a cash transaction that was also at a discount;

•	Party A’s proposal had been reduced from Party A’s previous proposal; and

•	concern that such offer price could decline further prior to reaching a definitive agreement with Party A.

The Arlington board selected General Maritime over Party B for several reasons, including the following:

•	the Arlington board believed that a definitive agreement could be completed more quickly with General Maritime than with Party B because General Maritime is a public company;

•	following the proposed combination with General Maritime, there was a greater likelihood of preserving, or enhancing, the dividends to be received by Arlington shareholders in the future than there was following the proposed combination with Party B;

•	General Maritime’s liquidity and its experienced management team; and

•	the General Maritime proposal was not contingent on raising additional financing.

Following the Arlington board meeting on July 14, 2008, Jefferies notified General Maritime that Arlington wished to enter into exclusive negotiations with General Maritime on the basis of General Maritime’s proposal for a potential transaction with Arlington.

On July 15, 2008, Arlington provided General Maritime with its proposed form of exclusivity agreement. Following discussions among General Maritime, Arlington and their respective legal and financial advisors, General Maritime and Arlington entered into an exclusivity agreement on July 16, 2008. Among other things, the exclusivity agreement provided for an exclusivity period ending on August 30, 2008. Following the execution of the exclusivity agreement, the parties and their respective representatives began preparing and negotiating the definitive merger agreement and related documents.

On July 16, 2008, representatives of Kramer Levin and representatives of WilmerHale discussed possible structures for a potential transaction between General Maritime and Arlington.

On July 17, 2008, General Maritime provided Arlington with a follow-up list of documents, based on its initial review of the materials in the online data room, that it desired to review for confirmatory due diligence purposes, and on July 18, 2008, Arlington provided General Maritime with a list of documents that it desired to review for confirmatory due diligence purposes. Thereafter, until August 5, 2008, the parties supplied each other with the requested documents and conducted their respective confirmatory due diligence reviews of each other.

On July 18, 2008, WilmerHale delivered an initial draft of the merger agreement for the proposed transaction to General Maritime and Kramer Levin. Thereafter, until August 5, 2008, the parties and their respective representatives exchanged revised drafts of the proposed merger agreement and continued to negotiate the terms of the proposed transaction.

Also on July 18, 2008, representatives of Kramer Levin and representatives of WilmerHale discussed due diligence matters relating to Arlington’s vessels.

On July 21, 2008, Mr. Terino, Mr. Jaeger, representatives of WilmerHale, representatives of Jefferies and representatives of UBS met at General Maritime’s offices in New York City, where Mr. Tavlarios, Mr. Pribor and other members of General Maritime’s management gave a due diligence presentation with respect to General Maritime and its operations. Also on July 21, 2008, Mr. Jaeger met separately with Peter Georgiopoulos. During that meeting, Mr. Jaeger informed Peter Georgiopoulos that each Arlington director was interested in serving as the Arlington representative on the combined company’s board of directors.

On July 22, 2008, Kramer Levin provided WilmerHale with comments to the initial draft of the merger agreement which had been circulated by WilmerHale. On July 24, 2008 and July 25, 2008, representatives of Kramer Levin and representatives of WilmerHale participated in numerous telephone conferences to discuss and negotiate the terms of the merger agreement. On July 25, 2008, WilmerHale delivered to Kramer Levin a revised draft of the merger agreement, and on July 27, 2008, Kramer Levin provided WilmerHale with comments to the revised draft of the merger agreement circulated by WilmerHale.

Between July 22, 2008 and August 2, 2008, General Maritime, Arlington and their respective advisors exchanged comments and revisions to the draft merger agreement during the course of their negotiations. These negotiations, comments and revisions focused on possible structures for the proposed transaction, the conduct of the respective businesses of the parties prior to the consummation of the proposed transaction, the scope of and exceptions to covenants restricting solicitations and negotiations of other acquisition proposals, the parties’ respective rights to terminate the merger agreement and the related termination fees, the rights and obligations of the parties in connection with obtaining consents from each party’s respective lenders, the conditions of each of the parties to consummate the transaction, and the potential exercise by objecting shareholders of dissenters or appraisal rights. The parties cooperated in determining a mutually acceptable transaction structure taking into account tax considerations, provisions in the parties’ respective constituent documents, existing contractual arrangements to which the parties were subject and the risks for potential litigation. Arlington negotiated for greater restrictions on the conduct of General Maritime’s business prior to the closing of the proposed transaction, especially with respect to General Maritime’s ability to engage in transactions affecting its equity capitalization or having the effect of preventing or materially delaying the proposed transaction, and to limit the ability of General Maritime to terminate the merger agreement. General Maritime negotiated to maximize its flexibility to pursue transactions that did not prevent or materially delay the proposed transaction, and to limit the circumstances under which it would be required to pay fees or expenses and broaden the circumstances under which it would be entitled to fees or expenses in connection with termination of the merger agreement.

On July 28, 2008, the General Maritime board held a regular meeting at which the potential Arlington transaction was discussed. At this meeting, members of General Maritime’s management reviewed with the General Maritime board the due diligence review that had been conducted to date with respect to Arlington, the possible alternatives with respect to treatment of General Maritime’s and Arlington’s respective debt facilities following consummation of the proposed Arlington transaction, and the potential terms of the proposed transaction. In addition, representatives of Kramer Levin advised the General Maritime board on its fiduciary duties in connection with the proposed transaction with Arlington, and reviewed with the General Maritime board the material terms of the draft merger agreement. After discussion, the General Maritime board determined that General Maritime should continue to engage in negotiations with Arlington.

During the week of July 28, 2008, each party continued its confirmatory due diligence review of the other party, and the parties and their respective representatives and advisors also continued to negotiate the terms of the merger agreement.

On July 30, 2008, the Arlington board held a telephonic meeting to discuss the status of the proposed transaction, including the status of the merger agreement negotiations and the discussions regarding the proposed structure of the proposed transaction.

Messrs. Peter Georgiopoulos, Tavlarios, Pribor and John Georgiopoulos, who were the individuals responsible for negotiating the proposed transaction on behalf of General Maritime, are expected to continue in various capacities with General Maritime and New General Maritime following the consummation of the proposed transaction. For a description of the employment arrangements for these executives, please see the section captioned “The Proposed Transaction — Interests of General Maritime’s Directors and Executive Officers in the Proposed Transaction” beginning on page 74. The determinations relating to such employment arrangements were not subject to any substantial negotiations except in the case of Peter Georgiopoulos (which is described in greater detail in the section captioned “The Proposed Transaction — Interests of General Maritime’s Directors and Executive Officers in the Proposed Transaction” beginning on page 74, and above in this section). The employment arrangements for Messrs. Tavlarios, Pribor and John Georgiopoulos are expected to be subject to the respective existing employment agreements to which such executives are party and the determinations of General Maritime’s and New General Maritime’s respective boards of directors and compensation committees.

Mr. Terino, at the direction of the Arlington board, led the negotiations of the merger agreement on behalf of Arlington. If Mr. Terino’s employment with Arlington is terminated by Arlington without cause or by Mr. Terino with good reason within 12 months following the consummation of the proposed transaction, the amount that would be payable to Mr. Terino pursuant to Mr. Terino’s existing change in control agreement would be at least $500,000. In connection with entering into the merger agreement, the Arlington board, after consultation with the General Maritime board, determined that additional steps should be taken to reinforce and encourage the continued employment and dedication of Mr. Terino and to recognize the efforts of Mr. Terino in connection with the consummation of the proposed transaction, including the payment of a $1,250,000 cash bonus upon consummation of the proposed transaction and a gross-up payment to cover any excise tax and any taxes incurred by Mr. Terino upon the payment of such gross-up payment. These additional benefits are in lieu of the benefits under Mr. Terino’s change in control agreement and were agreed and approved by the Arlington board at the same meeting in which the Arlington board approved the proposed transaction. Arlington entered into a retention agreement with Mr. Terino on October 17, 2008 that reflects these benefits. See the section captioned “The Proposed Transaction — Interests of Arlington’s Directors and Executive Officer in the Proposed Transaction” beginning on page 89.

At the completion of the proposed transaction, New General Maritime’s board of directors will include one representative from Arlington’s board, who is expected to be Dr. E. Grant Gibbons. Arlington and the Arlington board negotiated for this directorship.

On July 31, 2008, the Compensation Committee of the General Maritime board met and reviewed matters regarding a potential executive transition and potential changes to compensation arrangements of Peter Georgiopoulos, in each case contingent upon consummation of the proposed transaction with Arlington. The Compensation Committee considered alternatives available to the Company as well as the expected costs and potential benefits of the contemplated executive transition plan. At the end of this meeting, the Compensation Committee unanimously resolved to recommend to the General Maritime board the general terms of the General Maritime executive transition plan for Peter Georgiopoulos.

Also on July 31, 2008, the parties agreed on the structure of the proposed transaction, and WilmerHale delivered to Kramer Levin a revised draft of the merger agreement.

On August 1, 2008, the General Maritime board held a special meeting to discuss the potential Arlington transaction. At this meeting, representatives of General Maritime’s management and its legal and financial advisors reviewed with the General Maritime board the proposed transaction, and the status of their respective due diligence reviews of Arlington. In addition, representatives of UBS reviewed with the General Maritime board preliminary financial analyses of Arlington, General Maritime and the proposed transaction that UBS had performed. Also at this meeting, representatives of Kramer Levin advised the General Maritime board on its fiduciary duties in connection with the proposed transaction with Arlington, and updated the General Maritime board with respect to the structure and other material legal terms of the draft merger agreement. After discussion, the General Maritime board determined that General Maritime should continue to engage in negotiations with Arlington.

Also on August 1, 2008, General Maritime received a commitment letter from Nordea Bank Finland plc, New York Branch, as administrative agent and collateral agent for the lenders party to General Maritime’s credit agreement, dated as of October 26, 2005, as amended, and from the necessary lenders, agreeing, subject to the conditions set forth in the commitment letter, to amend the credit agreement in order to give effect to the transactions contemplated by the merger agreement. A copy of the signed commitment letter was thereafter delivered by representatives of General Maritime to representatives of Arlington.

Also on August 1, 2008, the Arlington board met in New York City to discuss the status of the proposed transaction. At this meeting:

•	representatives of Bernhard Schulte (Bermuda) Ltd Partnership, Arlington’s technical consulting firm, gave a presentation regarding their due diligence review with respect to General Maritime’s fleet and technical operations;

•	representatives of WilmerHale gave a presentation regarding their legal due diligence investigation of General Maritime; and

•	representatives of MSPC gave a presentation regarding their accounting due diligence investigation of General Maritime.

At this meeting, representatives of WilmerHale also provided a detailed description of the key terms of the current draft of the merger agreement and reported on the status of the open issues regarding the merger agreement.

On August 2, 2008, Kramer Levin provided WilmerHale with comments to the draft merger agreement.

On August 3, 2008, representatives of General Maritime, Arlington, Kramer Levin and WilmerHale met telephonically to discuss the remaining outstanding issues under the draft merger agreement. Thereafter, through August 4, 2008, the parties participated in numerous conference calls to complete the negotiation of the remaining open issues with respect to the merger agreement.

On August 5, 2008, the General Maritime board held a special meeting to consider the proposed Arlington transaction. At this meeting, representatives of UBS reviewed with the General Maritime board the financial terms of the proposed transaction and the updated financial analyses of Arlington, General Maritime and the proposed transaction that UBS had performed. At the conclusion of this presentation, UBS delivered its oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of August 5, 2008, and based upon and subject to various assumptions, matters considered and limitations described in the opinion, the General Maritime exchange ratio provided for in the proposed transaction was fair, from a financial point of view, to General Maritime. In addition, representatives of Kramer Levin advised the General Maritime board of its fiduciary duties in connection with the proposed transaction, and, together with management, updated the General Maritime board with respect to the material terms of the proposed merger agreement. After a thorough discussion, the General Maritime board unanimously declared the merger agreement, the General Maritime merger and the other transactions contemplated by the merger agreement to be advisable and fair to and in the best interests of General Maritime and its shareholders, directed that the merger agreement and the General Maritime merger be submitted to the shareholders of General Maritime for their approval, and recommended that the shareholders of General Maritime adopt the merger agreement and approve the General Maritime merger and take any other actions requested in connection with the merger agreement. In addition, the independent members of the General Maritime board unanimously approved the proposal of the Compensation Committee of July 31, 2008 regarding a potential executive transition contingent upon consummation of the proposed transaction with Arlington, and the General Maritime board unanimously approved and ratified the bank commitment letter.

Also on August 5, 2008, the Arlington board met to review the final terms of the merger agreement and the Arlington amalgamation agreement and to consider the approval of the merger agreement and the Arlington amalgamation agreement. For this meeting, Mr. Jaeger was joined in New York by Mr. Terino and representatives of WilmerHale and Jefferies. In addition, Dr. E. Grant Gibbons (a member of the Arlington board), Mr. Drayton, representatives of MSPC, and representatives of Arlington’s technical consulting firm joined this meeting telephonically. At this meeting, representatives of WilmerHale made a detailed presentation regarding the resolution of the final outstanding issues in the merger agreement. In addition, representatives of each of Arlington’s technical consulting firm, WilmerHale and MSPC updated the Arlington board on their respective due diligence reviews of General Maritime. At this meeting, representatives of Jefferies reviewed with the Arlington board its financial analysis of the Arlington exchange ratio and then provided an oral opinion, later confirmed in writing, to the effect that, based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described in its opinion, as of August 5, 2008, the Arlington exchange ratio was fair, from a financial point of view, to the holders of Arlington common shares. Following receipt of such fairness opinion, the Arlington board unanimously determined that the transactions contemplated by the merger agreement, including the Arlington amalgamation, were advisable and fair to, and in the best interests of, Arlington and its shareholders, approved the merger agreement and the Arlington amalgamation, and recommended that Arlington’s shareholders vote in favor of approving the merger agreement and the Arlington amalgamation agreement.

Following the companies’ respective board meetings held on August 5, 2008, the merger agreement was executed by the parties.

On the morning of August 6, 2008, prior to the commencement of trading on the NYSE, General Maritime and Arlington issued a joint press release publicly announcing the execution of the merger agreement.

Recommendation of the General Maritime Board; General Maritime’s Reasons for the Proposed Transaction

The General Maritime board unanimously recommends that General Maritime shareholders vote to adopt the merger agreement and approve the General Maritime merger. At a special meeting of the General Maritime board held on August 5, 2008, by a unanimous vote, the General Maritime board:

•	declared the merger agreement, the General Maritime merger and the other transactions contemplated by the merger agreement to be advisable and fair to and in the best interests of General Maritime and its shareholders;

•	approved the merger agreement and the transactions contemplated thereby, including, without limitation, the General Maritime merger; and

•	resolved to recommend that the shareholders of General Maritime adopt the merger agreement and approve the General Maritime merger and take any other actions requested in connection with the merger agreement.

In the course of reaching its decision to recommend that General Maritime shareholders adopt the merger agreement and approve the General Maritime merger, the General Maritime board consulted with members of General Maritime’s management, as well as General Maritime’s financial advisor and outside legal counsel, and considered a number of factors, including those described below.

Positive Factors

•	The combined company’s potential for revenue growth, including the balance between time charter and spot exposure to provide earnings and cash flow stability while creating the potential to benefit from stronger tanker rates.

•	The companies’ complementary businesses and the potential for synergies and cost savings, including an estimated $7.5 million of cash cost savings we expect to realize in the first full year of operations following the proposed transaction from combining operations and the executive transition.

•	The fact that General Maritime common stock and Arlington common shares had historically performed well.

•	The fact that the consideration to be paid to Arlington shareholders and General Maritime shareholders was consistent with recent comparable transactions in the industry, thereby reinforcing the view that the merger consideration was appropriate.

•	The fact that the consideration to be paid to Arlington shareholders, as well as the other terms and conditions of the proposed transaction, was the result of a competitive process by Arlington, thereby reducing the likelihood that a competing offer for Arlington would be made after announcement of the proposed transaction and increasing the likelihood that the proposed transaction would be consummated.

•	The fact that the exchange ratios in the proposed transaction were determined based on the respective net asset values of General Maritime and Arlington.

•	The combined company’s improved financial flexibility to invest in growth and its contemplated cash dividend target of $2.00 per share annually.

•	The fact that the combined company will have a modern, diverse fleet of 31 double-hulled vessels (approximately 4.0 million dwt) with an average age of 8.0 years, with a presence in both the crude oil and the petroleum product segments.

•	The combined company’s expanded geographic reach, with trading outside of General Maritime’s current routes.

•	The combined company’s stronger platform for growth and its positioning to be a leading consolidator in the industry.

•	The combined company’s contracted revenue stream of approximately $450 million through 2013.

•	The benefits associated with the abilities of the management team of the combined company and its experience with consolidations.

•	The terms and conditions of the merger agreement, including the merger consideration and the mechanics of the exchange ratios payable to General Maritime shareholders and Arlington shareholders, the limitations on the interim business operations of General Maritime and Arlington, the conditions to consummation of the proposed transaction, and the terms regarding third party proposals and termination

(including the potential payment by Arlington of a termination fee and/or the reimbursement of expenses in specified circumstances), which were favorable to General Maritime shareholders.

•	The analyses and presentation prepared by UBS and its opinion, dated August 5, 2008, to the effect that, as of such date, and based upon and subject to various assumptions, matters considered and limitations described in the opinion, the General Maritime exchange ratio provided for in the proposed transaction was fair, from a financial point of view, to General Maritime, which is described in the section captioned “The Proposed Transaction — Opinion of General Maritime’s Financial Advisor” beginning on page 63.

•	The fact that both companies had the support of their respective existing bank lenders and received preliminary approvals to continue their respective debt facilities following consummation of the proposed transaction.

•	The expected qualification of the General Maritime merger and the Arlington amalgamation as reorganizations within the meaning of Section 368(a) of the Code, resulting in none of New General Maritime, General Maritime, Arlington or their respective shareholders recognizing gain or loss for U.S. federal income tax purposes solely as a result of the proposed transaction.

•	The relative market capitalization of General Maritime and Arlington and the expected capital structure of the combined company following the proposed transaction, and the fact that General Maritime shareholders would hold approximately 73% of the outstanding shares of the combined company.

•	The fact that, after consummation of the proposed transaction, the executive officers of General Maritime will manage the combined company, and the combined company’s board will consist of the six members of the current General Maritime board and one representative of Arlington, who is expected to be Dr. E. Grant Gibbons.

Negative Factors

•	The risks and costs associated with the proposed transaction not being completed in a timely manner or at all, even if approved by both companies’ shareholders.

•	The risks and costs associated with diverting management and employee attention and resources for an extended period of time from other strategic opportunities and operational matters while working to implement the proposed transaction.

•	The potential adverse effect of the proposed transaction on existing business and customer relationships.

•	Potential litigation arising from the merger agreement or the proposed transaction.

•	The challenges of completing the transaction and combining the businesses of the two companies, and the risks of not achieving the expected operating efficiencies, growth or cash cost savings of the proposed transaction and the related arrangements.

•	The substantial transactional costs and expenses expected to be incurred by General Maritime, as well as by Arlington, in connection with the proposed transaction.

•	The fact that the fixed General Maritime exchange ratio would not adjust downwards to compensate for declines in the price of Arlington common shares prior to the closing of the proposed transaction, and that the terms of the merger agreement did not include termination rights triggered expressly by a decrease in value of Arlington due to a decline in the market price of Arlington common shares; the General Maritime board determined that this structure was appropriate and the risk acceptable in view of the General Maritime board’s focus on the relative net asset values of the two companies and the percentage of the combined company to be owned by former General Maritime shareholders based on such net asset values.

•	The dilutive effect of the proposed transaction on the share ownership of General Maritime shareholders.

•	Restrictions under the merger agreement on the conduct of General Maritime’s business and its ability to pursue other strategic opportunities prior to the completion of the proposed transaction.

•	Other applicable risks associated with General Maritime, the merger agreement and the proposed transaction, including those described under the section captioned “Risk Factors” beginning on page 20.

The General Maritime board was also aware of, and considered, factors relating to the potential costs and benefits of the proposed executive transition arrangements with Peter Georgiopoulos, as well as the interests of General Maritime’s other executive officers and directors in the proposed transaction, as described in the section captioned “The Proposed Transaction — Interests of General Maritime’s Directors and Executive Officers in the Proposed Transaction” beginning on page 74.

The above discussion is not exhaustive, but it addresses the material factors considered by the General Maritime board in connection with the proposed transaction. In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the General Maritime board does not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The General Maritime board discussed the factors described above, asked questions of General Maritime’s management and General Maritime’s legal and financial advisors, and unanimously determined that the proposed transaction was advisable and fair to and in the best interests of General Maritime and its shareholders. This determination was made after the General Maritime board considered all of the factors as a whole. In addition, individual members of the General Maritime board may have given different weight to different factors. This explanation of the General Maritime board’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section captioned “Special Note Regarding Forward-Looking Statements” beginning on page 38.

Opinion of General Maritime’s Financial Advisor

On August 5, 2008, at a meeting of the General Maritime board held to evaluate the proposed transaction, UBS Securities LLC, which we sometimes refer to as UBS, delivered to the General Maritime board an oral opinion, which opinion was confirmed by delivery of a written opinion dated August 5, 2008, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the General Maritime exchange ratio provided for in the proposed transaction was fair, from a financial point of view, to General Maritime.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Appendix B and is incorporated herein by reference. UBS’ opinion was provided for the benefit of the General Maritime board in connection with, and for the purpose of, its evaluation of the proposed transaction and addresses only the fairness of the General Maritime exchange ratio in the proposed transaction from a financial point of view. The opinion does not address any other aspect of the proposed transaction. The opinion does not address the relative merits of the proposed transaction as compared to other business strategies or transactions that might be available with respect to General Maritime or General Maritime’s underlying business decision to effect the proposed transaction. The opinion does not constitute a recommendation to any shareholder as to how to vote or act with respect to the proposed transaction. Holders of shares of General Maritime common stock are encouraged to read UBS’ opinion carefully in its entirety. The following summary of UBS’ opinion should be read in conjunction with the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to General Maritime and Arlington;

•	reviewed certain internal financial information and other data relating to General Maritime’s businesses and financial prospects that were provided to UBS by General Maritime’s management and not publicly available, including financial forecasts and estimates prepared by General Maritime’s management that the General Maritime board directed UBS to utilize for purposes of its analysis;

•	reviewed certain internal financial information and other data relating to Arlington’s businesses and financial prospects that were provided to UBS by General Maritime’s management and not publicly available, including financial forecasts and estimates prepared by General Maritime’s management that the General Maritime board directed UBS to utilize for purposes of its analysis;

•	reviewed certain estimates of cost savings and the costs and payments to achieve such cost savings, referred to collectively as “Net Cost Savings”, prepared by General Maritime’s management that were provided to UBS by General Maritime and not publicly available that the General Maritime board directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of General Maritime’s senior management concerning the businesses and financial prospects of General Maritime and Arlington;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the proposed transaction with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of General Maritime common stock and Arlington common shares;

•	considered the combined company’s forecasted financial statements pro forma for the proposed transaction reflecting the financial forecasts and estimates for General Maritime and Arlington referred to above and the estimated Net Cost Savings referred to above;

•	reviewed the forecasted earnings and dividends of the combined company pro forma for the proposed transaction reflecting the financial forecasts and estimates for General Maritime and Arlington referred to above and the estimated Net Cost Savings referred to above per share of General Maritime common stock after giving effect to the General Maritime exchange ratio relative to the forecasted earnings per share and dividends per share of General Maritime common stock on a standalone basis;

•	reviewed a draft of the merger agreement dated August 5, 2008; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the General Maritime board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the General Maritime board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of General Maritime or Arlington, and was not furnished with any such evaluation or appraisal (other than a net asset valuation of General Maritime and Arlington prepared by General Maritime’s management). With respect to the financial forecasts, estimates and estimated Net Cost Savings referred to above, UBS assumed, at the direction of the General Maritime board, that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of General Maritime’s management as to the future financial performance of General Maritime, Arlington and the combined company pro forma for the proposed transaction, and such estimated Net Cost Savings. In addition, UBS assumed, with the approval of the General Maritime board, that the financial forecasts and estimates, including estimated Net Cost Savings, referred to above would be achieved at the times and in the amounts projected. UBS also assumed, with the consent of the General Maritime board, that the proposed transaction would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, with respect to General Maritime. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the direction of the General Maritime board, UBS was not asked to, nor did it, offer any opinion as to the terms, other than the General Maritime exchange ratio to the extent expressly specified in UBS’ opinion, of the merger agreement or the form of the proposed transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the General Maritime exchange ratio. UBS expressed no opinion as to what the value of the combined company’s common stock would be when issued pursuant to the proposed transaction or the prices at which the combined company’s common stock, General Maritime common stock or Arlington common shares would trade at any time. In rendering its opinion, UBS assumed, with the consent of the General Maritime board, that (i) the final executed form of the merger agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the merger agreement would comply with all material terms of the merger agreement and (iii) the proposed transaction would be consummated in accordance with the terms of the merger agreement without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction would be obtained without any material adverse effect on the combined company, General Maritime, Arlington or the proposed transaction. Except as described above, there were no other instructions to, or limitations on, UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the General Maritime board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public company analysis and selected transactions analysis summarized below, no company or transaction used as a comparison was identical to General Maritime or Arlington or the proposed transaction. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analysis and the summary below must be considered as a whole and that selecting portions of its analysis and factors or focusing on information presented in tabular format, without considering all analyses and factors or the full narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of General Maritime and Arlington, and of the estimated Net Cost Savings, provided by General Maritime’s management, and the estimates of the future financial performance of the combined company pro forma for the proposed transaction, reflecting such estimates, in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of General Maritime or Arlington. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold.

The General Maritime exchange ratio was determined through negotiation between General Maritime and Arlington, and the decision by the General Maritime board to enter into the merger agreement was solely that of the General Maritime board. UBS’ opinion and financial analyses were only one of many factors considered by the General Maritime board in its evaluation of the proposed transaction and should not be viewed as determinative of the views of the General Maritime board with respect to the proposed transaction or the General Maritime exchange ratio.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the General Maritime board on August 5, 2008 in connection with UBS’ opinion relating to the proposed transaction. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses. Financial data of General Maritime were based on General Maritime public filings, Institutional Brokers’ Estimate System (IBES) estimates for General Maritime and certain financial forecasts and estimates prepared by General Maritime’s management that the General Maritime board directed UBS to utilize for purposes of its analyses. Financial data of Arlington were based on Arlington public filings, IBES estimates for Arlington and certain financial forecasts and estimates prepared by General Maritime’s management that the General Maritime board directed UBS to utilize for purposes of its analyses. Estimated financial data for the combined company pro forma for the proposed transaction reflect the financial forecasts and estimates for General Maritime and Arlington provided by General Maritime’s management described above and the estimated Net Cost Savings described above that the General Maritime board directed UBS to utilize for purposes of its analyses.

Historical Trading Ratio Analysis.  UBS reviewed, for illustrative purposes, the ratio of the closing price per share of General Maritime common stock to the closing price per Arlington common share for each trading day over the two-year period ended August 4, 2008, with each such closing price per share adjusted for dividends distributed by each respective company. As of August 4, 2008, the ratio of the closing price per share of General Maritime common stock to the closing price per Arlington common share was 1.211. For each of the periods set forth in the table below, each such period ending August 4, 2008, UBS calculated the average daily trading ratio, which represents the average of the ratio of the closing price per share of General Maritime common stock to the closing price per Arlington common share for each trading day, adjusted as described above, over such period. UBS compared the results of this analysis to the General Maritime exchange ratio of 1.34 shares of the combined company common stock per share of General Maritime common stock provided for in the proposed transaction. As indicated in the table below, the General Maritime exchange ratio provided for in the proposed transaction was greater than the average daily trading ratio calculated by UBS for each of the periods set forth in the table below, each such period ending August 4, 2008.

UBS calculated, for illustrative purposes, the implied percentage of the outstanding common stock of the combined company pro forma for the proposed transaction that would be held by the former holders of shares of General Maritime common stock were the exchange ratio in the proposed transaction to be based on each of the historical average daily trading ratios described above. UBS compared the results of this analysis to the expected 73% ownership of the combined company pro forma for the proposed transaction by former holders of shares of General Maritime common stock. The following table presents the results of these calculations:

	Illustrative Historical
	Trading Ratio
	(average of closing price
	per share of General
	Maritime common stock	Illustrative Implied
	divided by closing price	Ownership of the
	per share of Arlington	Combined Company
	common stock for each	by General Maritime
Period	trading day in period)	Shareholders

Terms of Proposed Transaction	1.340	73.0%
August 4, 2008	1.211	71.0%
1-Month	1.204	70.9%
3-Month	1.206	70.9%
1-Year	1.156	70.0%
2-Year	1.146	69.8%

As indicated in the table above, the 73% implied percentage ownership of the combined company pro forma for the transaction by former holders of shares of General Maritime common stock was higher than the illustrative percentage ownership of the combined company pro forma for the proposed transaction by former holders of shares of General Maritime common stock calculated by UBS for each of the periods set forth in the table above implied by the average daily trading ratio for such period.

Contribution Analysis.  To compare the relative contribution of each of General Maritime and Arlington to the combined company, without giving effect to the estimated Net Cost Savings, based on the various financial metrics described below, to the percentage of common stock of the combined company pro forma for the proposed transaction to be received by holders of General Maritime common stock as a result of the proposed transaction, UBS performed the levered and unlevered contribution analyses described below. UBS used the internal forecasts and estimates referred to above for each of General Maritime and Arlington, and adjusted forecasts and estimates for 2013 for each of General Maritime and Arlington, provided by General Maritime’s management.

Levered Analysis.  UBS performed an analysis of the relative contributions from each of General Maritime and Arlington to the combined company, without giving effect to the estimated Net Cost Savings, with respect to selected levered financial metrics that can be assessed relative to implied equity value. UBS compared the results of this analysis to the expected 73% ownership of the combined company pro forma for the proposed transaction to be held by holders of shares of General Maritime common stock. UBS reviewed:

•	equity value, calculated, in the case of General Maritime, as (a) the number of diluted shares outstanding of General Maritime as of May 6, 2008, based on the treasury stock method for stock options, multiplied by (b) the closing price per share of General Maritime common stock on August 4, 2008, and, in the case of Arlington, as (a) the number of basic shares outstanding of Arlington as of May 6, 2008 multiplied by (b) the closing price per Arlington common share on August 4, 2008;

•	cash available for dividends, calculated, in the case of General Maritime, as earnings before interest, taxes, depreciation and amortization, or “EBITDA”, less net cash interest expense, less drydocking costs, and, in the case of Arlington, as EBITDA, less net cash interest expense, plus swap benefits, and in each case excluding any capital expenditures for new vessels, for fiscal year 2007 and estimated for fiscal years 2008 and 2009;

•	the average of annual estimated cash available for dividends for fiscal years 2010 through 2013;

•	estimated cash available for dividends for fiscal year 2013, as adjusted to reflect, in the case of General Maritime, General Maritime’s normalized level of drydocking costs and, in the case of Arlington, a full year’s estimated revenue from two vessels for which Arlington’s contracts expire during 2013;

•	net asset value, as prepared by General Maritime’s management; and

•	adjusted net asset value, as prepared by General Maritime’s management, to reflect the net present value of the difference between current vessel charter rates and estimated market vessel charter rates.

Unlevered Analysis.  In addition, UBS performed an analysis of the relative contributions from each of General Maritime and Arlington to the combined company, without giving effect to the estimated Net Cost Savings, with respect to selected unlevered financial metrics that can be assessed relative to enterprise value. UBS compared the results of this analysis to the expected 74.5% of the enterprise value of the combined company pro forma for the proposed transaction ascribable to General Maritime, based on the closing price per share of General Maritime common stock on August 4, 2008 and the General Maritime exchange ratio. For this analysis, UBS calculated the enterprise value of General Maritime as a sum of (i) the equity value of General Maritime, (ii) the book value of the debt (net of cash and cash equivalents) of General Maritime as of June 30, 2008 and (iii) $123 million, representing the unpaid amount of the cost of acquisition of two Aframax tankers. UBS calculated the implied enterprise value of Arlington in the proposed transaction as the sum of (i) the implied equity value of Arlington (calculated as (a) the number of basic shares outstanding of Arlington as of May 6, 2008 multiplied by (b) the closing price per share of General Maritime common stock on August 4, 2008 multiplied by (c) the inverse of the General Maritime exchange ratio) and (ii) the book value of the debt (net of cash and cash equivalents) of Arlington as of June 30, 2008. UBS calculated the enterprise value of Arlington at market as of August 4, 2008 as the sum of (i) the equity value of Arlington and (ii) the book value of the debt (net of cash and cash equivalents) of Arlington as of June 30, 2008. UBS reviewed:

•	enterprise value, based on the closing prices of General Maritime common stock and Arlington common shares on August 4, 2008;

•	EBITDA and earnings before interest and taxes, or “EBIT”, for fiscal year 2007 and estimated for fiscal years 2008 and 2009, with General Maritime’s EBITDA adjusted to reflect the deduction of amortization of drydocking costs;

•	the average of annual estimated EBITDA and the average of annual estimated EBIT for fiscal years 2010 through 2013, with General Maritime’s estimated EBITDA adjusted to reflect the deduction of estimated amortization of drydocking costs; and

•	estimated EBITDA and estimated EBIT for fiscal year 2013, with General Maritime’s estimated EBITDA adjusted to reflect the deduction of General Maritime’s amortization of drydocking costs, and Arlington’s EBITDA and EBIT adjusted to reflect a full year’s estimated revenue from two vessels for which Arlington’s contracts expire during 2013.

The table below presents the results of the levered and unlevered contribution analyses.

	Percentage Contribution
	Arlington	General
	Tankers	Maritime

Levered Analyses
Implied Equity Value based on General Maritime Closing Stock Price on August 4, 2008 and General Maritime Exchange Ratio	27.0	73.0
Equity Value at August 4, 2008 Closing Stock Prices	29.0	71.0
Cash Available for Dividends
2007A	27.0	73.0
2008E	20.6	79.4
2009E	22.8	77.2
2010E-2013E (average)	23.7	76.3
2013E (adjusted)	28.5	71.5
Net Asset Value	30.3	69.7
Adjusted Net Asset Value	26.4	73.6
Unlevered Analyses
Implied Enterprise Value based on General Maritime Closing Stock Price on August 4, 2008 and General Maritime Exchange Ratio	25.5	74.5
Enterprise Value at August 4, 2008 Closing Stock Prices	26.6	73.4
EBITDA
2007A	28.1	71.9
2008E	22.6	77.4
2009E	23.9	76.1
2010E-2013E (average)	25.0	75.0
2013E (adjusted)	29.1	70.9
EBIT
2007A	30.8	69.2
2008E	23.4	76.6
2009E	26.0	74.0
2010E-2013E (average)	27.1	72.9
2013E (adjusted)	32.4	67.6

As indicated in the table above, the percentage contributions by General Maritime to the pro forma combined entity for the levered financial metrics set forth in the table above ranged from approximately 70% to approximately 79%, and for the unlevered financial metrics set forth in the table above ranged from approximately 68% to approximately 77%.

Selected Public Company Analysis.  UBS compared selected ratios and multiples related to enterprise value and equity value for each of General Maritime and Arlington on a standalone basis, and for Arlington in the proposed transaction, to the corresponding ratios and multiples for the selected publicly traded companies in the tanker sector of the seaborne transportation services industry identified below. For purposes of this analysis, UBS calculated the implied equity value multiples and implied enterprise value multiples for Arlington in the proposed transaction using an implied value per share of Arlington common stock equal to the closing price per share of General Maritime common stock as of August 4, 2008, multiplied by the inverse of the General Maritime exchange ratio, which we sometimes refer to as Arlington at Implied Value in the proposed transaction. Although none of these companies is directly comparable to General Maritime or to Arlington, these companies were selected because their equity is publicly traded in the United States, they are focused on the tanker sector of the seaborne transportation services industry and they are corporations that have typically paid dividends of greater than 50% of their cash available for distributions or that have a stated dividend policy of distributing all of their cash available for distributions less reserves established by their respective boards of directors:

•	DHT Maritime, Inc.

•	Knightsbridge Tankers Limited

•	Nordic American Tanker Shipping Limited

•	Omega Navigation Enterprises, Inc.

•	Teekay Tankers Ltd.

For each of the companies selected by UBS, UBS reviewed, among other things:

•	enterprise value, calculated as diluted equity value, using the treasury stock method for stock options, based on the closing price per share of common stock as of August 4, 2008, plus net debt (calculated as the book value of debt less cash and cash equivalents, each as of the most recently published balance sheet), as a multiple of estimated EBITDA for each of calendar years 2008 and 2009;

•	the ratio of closing market price per share of common stock, as of August 4, 2008, to estimated dividends per share of common stock (“DPS”) for each of calendar years 2008 and 2009; and

•	closing market price per share of common stock, as of August 4, 2008, as a multiple of net asset value, calculated as “steel value”, as obtained from Shipvalue.net as of July 2008, less net debt, per share of common stock.

Financial data for the selected companies were based on public filings and estimated financial data for the selected companies were based on IBES consensus estimates.

UBS compared the selected ratios and multiples derived for the selected companies with corresponding selected ratios and multiples implied for:

•	Arlington, where price per share of common stock and enterprise value were based on the closing price per Arlington common share on August 4, 2008 and using (i) estimated financial data for Arlington prepared by General Maritime’s management described above, and (ii) estimated financial data for Arlington based on IBES consensus estimates;

•	Arlington at Implied Value in the proposed transaction using (i) estimated financial data for Arlington prepared by General Maritime’s management described above and (ii) estimated financial data for Arlington based on IBES consensus estimates; and

•	General Maritime, where price per share of common stock and enterprise value were based on the closing price per share of General Maritime common stock on August 4, 2008 and using (i) estimated financial data for General Maritime prepared by General Maritime’s management described above, and (ii) based on estimated financial data for General Maritime based on IBES consensus estimates.

For purposes of the ratios and multiples of General Maritime and Arlington, net asset value for each company was provided by General Maritime’s management.

The results of these analyses are summarized in the following table:

			Closing Stock		Closing Stock
			Price on		Price on
	Enterprise		8/4/2008/		8/4/2008/NAV
	Value/EBITDA		Estimated DPS		per Share of
	2008E	2009E	2008E	2009E	Common Stock

Selected Companies
Mean	8.5	9.0	8.1	9.1	102.3
Median	7.9	8.6	7.5	8.7	107.7
High	10.5	10.0	11.2	12.0	129.3
Low	7.3	8.4	6.3	7.5	59.0
Arlington at Closing Stock Price on August 4, 2008
Based on IBES Consensus Estimates	11.1	11.4	8.6	8.6	69.9
Based on Estimates provided by General Maritime’s Management	11.1	10.0	8.7	7.6	69.9
Arlington at Implied Value in Proposed Transaction, based on General Maritime Closing Stock Price on August 4, 2008 and General Maritime Exchange Ratio
Based on IBES Consensus Estimates	10.5	10.7	7.7	7.7	63.2
Based on Estimates provided by General Maritime’s Management	10.4	9.4	7.9	6.9	63.2
General Maritime at Closing Stock Price on August 4, 2008
Based on IBES Consensus Estimates	8.3	8.4	11.8	11.8	74.3
Based on Estimates provided by General Maritime’s Management	7.7	7.3	11.8	11.8	74.3

As indicated in the table above, except as noted below, for each of the multiples described above, the multiple calculated by UBS for Arlington based on the closing price per Arlington share on August 4, 2008 was within the range of the corresponding multiples for the selected companies. The enterprise value multiples for Arlington, based on the closing price per Arlington share on August 4, 2008 and estimated EBITDA for fiscal years 2008 and 2009 based on IBES consensus estimates, and for fiscal year 2008 based on the estimates of General Maritime’s management, were above the range of the corresponding multiples for the selected companies.

In addition, except as noted below, for each of the multiples described above, the multiple calculated by UBS for Arlington at Implied Value in the proposed transaction was within the range of the corresponding multiples for the selected companies. The enterprise value multiple for Arlington at Implied Value in the proposed transaction based on estimated EBITDA for fiscal year 2009 based on IBES consensus estimates for Arlington was above the range of the corresponding multiple for the selected companies and the ratio of Arlington’s closing share price on August 4, 2008 to estimated DPS for fiscal year 2009 based on the estimates of General Maritime’s management for Arlington was below the range of the corresponding ratio for the selected companies.

Selected Transactions Analysis.  UBS reviewed the purchase prices paid in the four transactions set forth below, which involved target companies in the tanker sector of the seaborne transportation services industry that were announced after January 1, 2004. With respect to the two of such transactions for which financial information about the target company’s EBITDA for the last twelve months (“LTM”) immediately preceding the announcement of the relevant transaction was publicly available, UBS calculated and compared the implied enterprise value, based on the purchase price paid for the common equity of the target company, as a multiple of the target company’s LTM EBITDA based on publicly reported financial information.

Selected Precedent Tanker Sector Transactions

			Implied Enterprise
Date Announced	Acquiror	Target	Value/LTM EBITDA

April 17, 2007	Teekay Shipping Corporation and A/S Dampskibsselskabet TORM	OMI Corporation	7.7
December 13, 2004	Overseas Shipholding Group, Inc.	Stelmar Shipping Ltd.	11.0
March 26, 2004	General Maritime Corporation	Soponata-Sociedade Portugeuesa	nm
March 16, 2004	Teekay Shipping Corporation	Naviera F. Tapias SA	nm

UBS calculated the enterprise value of Arlington at Implied Value in the proposed transaction as a multiple of Arlington EBITDA for the last twelve months ended June 30, 2008. This calculation resulted in an implied enterprise multiple of 10.5 for Arlington at Implied Value in the proposed transaction, which was in the range of the corresponding multiple for the selected transactions.

Discounted Cash Flow Analysis.

General Maritime.  UBS performed a discounted cash flow analysis of General Maritime on a standalone basis using financial forecasts and estimates prepared by General Maritime’s management for the second half of fiscal year 2008 and fiscal years 2009 through 2013 that the General Maritime board directed UBS to utilize for purposes of its analysis. UBS calculated a range of implied present values as of June 30, 2008 of the standalone after-tax unlevered free cash flows that General Maritime was forecasted to generate from July 1, 2008 through December 31, 2013 using discount rates ranging between 9.5% and 11.5%. UBS also calculated estimated terminal values for General Maritime as of December 31, 2013, based on the estimated standalone after-tax unlevered free cash flow for fiscal year 2013, as adjusted to reflect General Maritime’s normalized level of drydocking costs, using growth rates into perpetuity of General Maritime’s after-tax unlevered free cash flows for fiscal years after 2013 ranging between 1.0% and 3.0% and discount rates ranging between 9.5% and 11.5%. The estimated terminal values were then discounted to present value as of June 30, 2008 using discount rates ranging between 9.5% and 11.5%. This discounted cash flow analysis resulted in a reference range of implied equity value per share of General Maritime common stock of approximately $19 to $39.

Combined Company Pro Forma for the Proposed Transaction.  UBS performed a discounted cash flow analysis of the combined company pro forma for the proposed transaction using financial forecasts and estimates, inclusive of estimated Net Cost Savings described above, for the combined company, prepared by General Maritime’s management for the second half of fiscal year 2008 and fiscal years 2009 through 2013 that the General Maritime board directed UBS to utilize for purposes of its analysis. UBS calculated a range of implied present values as of June 30, 2008 of the after-tax unlevered free cash flows that the combined company pro forma for the proposed transaction was forecasted to generate from July 1, 2008 through December 31, 2013 using discount rates ranging between 9.5% and 11.5%. UBS also calculated estimated terminal values for the combined company pro forma for the proposed transaction as of December 31, 2013, based on the estimated after-tax unlevered free cash flow of the combined company pro forma for the proposed transaction for fiscal year 2013, as adjusted to reflect General Maritime’s normalized level of drydocking costs and a full year’s estimated revenue from two vessels for which Arlington’s contracts expire during 2013, using growth rates into perpetuity of the adjusted after-tax unlevered free cash flows of the combined company pro forma for the proposed transaction for fiscal years after 2013 ranging between 1.0% and 3.0% and discount rates ranging between 9.5% and 11.5%. The estimated terminal values were then discounted to present value as of June 30, 2008 using discount rates ranging between 9.5% and 11.5%. This discounted cash flow analysis resulted in a reference range of implied equity value per share of the combined company common stock pro forma for the proposed transaction of approximately $16 to $33.

For each combination of discount rate and perpetuity growth rate, UBS calculated an implied present value of equity, per share of General Maritime common stock, of the combined company pro forma for the proposed transaction equal to the product of the estimated discounted cash flow value per share of the combined company pro forma for the proposed transaction multiplied by 1.34, the General Maritime exchange ratio. This analysis resulted in a reference range of implied equity value, per share of General Maritime common stock, of the combined company pro forma for the proposed transaction of approximately $22 to $45.

The reference range of implied equity value, per share of General Maritime common stock, of the combined company pro forma for the proposed transaction of approximately $22 to $45 determined by UBS as described above was above the reference range of implied equity value per share of General Maritime common stock on a standalone basis of approximately $19 to $39 determined by UBS as described above.

Pro Forma Financial Analyses.  UBS considered the combined company’s forecasted financial statements pro forma for the proposed transaction, reflecting the financial forecasts and estimates for General Maritime and Arlington prepared by General Maritime’s management and utilized by UBS for purposes of its analysis at the direction of the General Maritime board, and the estimated Net Cost Savings prepared by General Maritime’s management and utilized by UBS for purposes of its analysis at the direction of the General Maritime board. UBS treated the costs and payments to achieve the estimated Net Cost Savings as capitalized costs.

UBS compared estimated dividends per share, estimated cash available for dividends per share and estimated earnings per share of common stock of the combined company pro forma for the proposed transaction for fiscal years 2008 through 2013, to the corresponding figure per share of common stock of General Maritime on a standalone basis. For comparison purposes, the estimated dividends per share, estimated cash available for dividends per share and estimated earnings per share of common stock of the combined company pro forma for the proposed transaction for each period were multiplied by 1.34, in order to reflect the estimated dividends, estimated cash available for dividends and estimated earnings of the combined company pro forma for the proposed transaction corresponding to a share of common stock of General Maritime taking into account the General Maritime exchange ratio. This analysis indicated that the proposed transaction would be accretive when compared to estimated dividends per share of common stock of General Maritime in each of fiscal years 2008 through 2013, dilutive when compared to estimated cash available for dividends per share of common stock of General Maritime in each of fiscal years 2008 through 2013, dilutive when compared to estimated earnings per share of common stock of General Maritime in fiscal year 2008, and accretive when compared to estimated earnings per share of common stock of General Maritime in fiscal years 2009 through 2013.

Miscellaneous

Under the terms of UBS’ engagement, General Maritime has agreed to pay UBS for its financial advisory services in connection with the proposed transaction an aggregate fee of $5.0 million, $1.0 million of which was payable in connection with UBS’ opinion and $4.0 million of which is contingent upon consummation of the proposed transaction. In addition, General Maritime has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of its counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of General Maritime and Arlington and, accordingly, may at any time hold a long or short position in such securities.

General Maritime selected UBS as its financial advisor in connection with the proposed transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Interests of General Maritime’s Directors and Executive Officers in the Proposed Transaction

Shareholders should note that some General Maritime directors and executive officers have interests in the proposed transaction as directors or officers that are different from, or in addition to, the interests of other General Maritime shareholders. The General Maritime board was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that General Maritime’s shareholders vote in favor of the approval and adoption of the merger agreement. As provided in the merger agreement, at the completion of the proposed transaction, New General Maritime’s board will include six members who are currently members of General Maritime’s board, namely Peter C. Georgiopoulos, William J. Crabtree, Rex W. Harrington, George J. Konomos, Peter S. Shaerf, and John P. Tavlarios.

Contingent upon the closing of the proposed transaction, pursuant to the letter agreement described below, Peter C. Georgiopoulos has agreed to serve as Chairman of New General Maritime and General Maritime and to step down as General Maritime’s President and Chief Executive Officer. In addition, the following executive officers of General Maritime or its subsidiaries have been proposed to serve as executive officers of New General Maritime: John P. Tavlarios, currently a director of General Maritime and Chief Executive Officer of General Maritime Management LLC, General Maritime’s management subsidiary, is to serve as President of New General Maritime; Jeffrey D. Pribor, currently Executive Vice President and Chief Financial Officer of General Maritime, is to serve as Executive Vice President and Chief Financial Officer of New General Maritime; and John C. Georgiopoulos, currently Executive Vice President, Chief Administrative Officer, Treasurer and Secretary of General Maritime, is to serve as Executive Vice President, Treasurer and Secretary of New General Maritime. Peter S. Bell, currently Senior Vice President and Head of the Commercial Department of General Maritime Management LLC, and Milton H. Gonzales, Jr., currently Senior Vice President — Technical Operations of General Maritime Management LLC, are expected to continue in positions comparable to the ones they currently hold.

On October 24, 2008, General Maritime and New General Maritime entered into a new letter agreement with Peter C. Georgiopoulos. Pursuant to the letter agreement, contingent upon and subject to the consummation of the proposed transaction and the occurrence of the effective date of the proposed transaction:

•	Mr. Georgiopoulos will serve as Chairman for three years, if elected.

•	Mr. Georgiopoulos’s “evergreen” employment arrangement, as well as all obligations of General Maritime to pay salary or severance, will terminate.

•	The obligations of General Maritime to reimburse Mr. Georgiopoulos on a “grossed-up” basis for any excise tax in connection with a change of control of General Maritime will terminate. In the event any payment or benefit (including restricted stock) from New General Maritime or its subsidiaries or affiliates would cause Mr. Georgiopoulos to owe excise tax under Section 280G of the Code, such payments and benefits will be reduced such that they do not exceed the greater of (i) the maximum amount that would be payable to Mr. Georgiopoulos without the imposition of any excise tax with respect to such payments and benefits and (ii) the amount that yields Mr. Georgiopoulos the greatest after-tax amount of such payments or benefits after taking into account any excise tax imposed on him, whether due to such payments or benefits or otherwise.

•	Mr. Georgiopoulos will repay an outstanding loan of $485,467 from General Maritime.

•	New General Maritime will pay Mr. Georgiopoulos $22 million as consideration for terminating the employment and severance arrangements and guarantee him $8 million as a bonus for 2008.

•	Mr. Georgiopoulos’ existing registration rights agreement with General Maritime will be terminated in connection with completion of the proposed transaction, and he and New General Maritime will enter into a new registration rights agreement to be effective as of the effective date of the proposed transaction.

•	As Chairman, Mr. Georgiopoulos will receive New General Maritime’s standard director retainer payment and an additional $30,000 per year as a Chairman’s fee. He will be eligible for additional payments (whether cash, stock awards, option grants, or otherwise) at the discretion of the New General Maritime’s independent compensation committee and board. It is expected that these additional payments will be determined based on his involvement in successful strategic and transactional work for New General Maritime.

•	Mr. Georgiopoulos will receive healthcare coverage from New General Maritime, and New General Maritime will reimburse Mr. Georgiopoulos for certain legal fees incurred by Mr. Georgiopoulos in connection with negotiating and drafting the letter agreement, up to a maximum of $20,000, as well as for the antitrust filing fee he paid in connection with the proposed transaction.

Pursuant to the terms of the merger agreement and the Amended and Restated 2001 Stock Incentive Plan, as amended, each share of General Maritime restricted common stock that remains unvested as of the effective time of the proposed transaction will be converted automatically into shares of New General Maritime restricted common stock and will remain subject to its existing vesting and other conditions. The number of shares of General Maritime common stock subject to each such assumed restricted common stock grant will be appropriately adjusted to reflect the exchange ratio of 1.34 shares of New General Maritime common stock for each share of General Maritime common stock. As of October 30, 2008, Mr. Peter Georgiopoulos held 1,717,908 shares of unvested restricted common stock of General Maritime; Mr. Tavlarios, 259,465 shares; Mr. Pribor, 69,110 shares; Mr. John Georgiopoulos, 40,154 shares; Mr. Gonzales, 21,046 shares; and Mr. Bell, 33,154 shares.

Also pursuant to the terms of the merger agreement and the Amended and Restated 2001 Stock Incentive Plan, as amended, each General Maritime stock option outstanding immediately prior to the effective time of the proposed transaction will be converted automatically into an option to purchase shares of New General Maritime common stock on substantially the same terms and conditions (including vesting schedule) as applied to such General Maritime stock option immediately prior to the effective time of the proposed transaction. The number of shares and exercise price of each option will be appropriately adjusted to reflect the exchange ratio of 1.34 shares of New General Maritime common stock for each share of General Maritime common stock. As of October 30, 2008, Messrs. Crabtree, Harrington, and Shaerf each held options to purchase 1,250 shares of General Maritime common stock at an exercise price of $22.57, all of which options were vested.

General Maritime’s board has determined that the transactions contemplated by the merger agreement will not constitute a change in control within the meaning of the General Maritime Amended and Restated 2001 Stock Incentive Plan, the General Maritime Corporation Change of Control Severance Program for U.S. Employees, and its employment agreements with Messrs. Peter Georgiopoulos, Tavlarios, Pribor, and John Georgiopoulos.

The merger agreement includes provisions relating to indemnification and insurance for directors and officers of General Maritime. See the section captioned “The Merger Agreement — Indemnification and Insurance” beginning on page 129.

Recommendation of the Arlington Board; Arlington’s Reasons for the Proposed Transaction

The Arlington board unanimously recommends that Arlington shareholders vote to approve the merger agreement and the Arlington amalgamation agreement. At a meeting on August 5, 2008, the Arlington board:

•	determined that the transactions contemplated by the merger agreement, including the Arlington amalgamation, were advisable and fair to, and in the best interests of, Arlington and its shareholders;

•	approved the merger agreement and the Arlington amalgamation agreement; and

•	determined to recommend that Arlington’s shareholders vote “FOR” approving the merger agreement and the Arlington amalgamation agreement.

In the course of reaching its decision to recommend that Arlington shareholders approve the merger agreement and approve the Arlington amalgamation agreement, the Arlington board consulted with Arlington’s management, as well as with Arlington’s financial advisor, outside legal counsel, technical consulting firm and independent registered public accounting firm and considered a number of factors, including those described below.

Positive Factors

•	If the proposed transaction is completed, Arlington’s shareholders will have the opportunity to participate in the potential increased future value of a larger company with an attractive business profile. In particular:

•	the combined company will have an enhanced fleet and market presence;

•	Arlington’s shareholders will have the potential to benefit from General Maritime’s vessels that are trading in the spot market;

•	the combined company will benefit from General Maritime’s management team that has experience both managing a larger fleet and consolidating the industry;

•	the combined company’s annual cash dividend target of $2.00 per share compared favorably with Arlington’s expected dividends per share for 2009 and onward; and

•	the combined company’s partial dividend payout structure and approximately $165 million of availability under General Maritime’s credit facility provide a stronger platform for growth.

•	If the proposed transaction is completed, the combined company will have a stronger financial profile than Arlington has on a stand-alone basis. In particular, the larger scale of the combined company will provide greater opportunities to retain cash to invest in growth, while at the same servicing the debt associated with the combined company’s more moderate leverage.

•	The combined company will have an attractive dividend profile for Arlington shareholders. Most notably, the combined company will have an initial annual dividend target of $2.00 per share, which is supported by the combined company’s time charter coverage. In addition, the combined company’s partial dividend payout structure, together with its long-term growth prospects, provides opportunities for increased dividends in future years.

In contrast, the Arlington board anticipated that, on a stand-alone basis, Arlington’s cash available for dividends would decline in 2009 from the cash available in 2008 and for each year thereafter and therefore the dividend level would likely remain materially below the range of dividends paid in all prior years. Due to the expected refinancing with amortizing debt of Arlington’s credit facility at or prior to January 2011, a decline in dividends of more than 40% is expected to occur in 2011. However, regardless of the refinancing of its credit facility, Arlington estimates its dividend to approximately equal $2.00 per share in 2009. In addition, Arlington’s board noted that the Arlington share price has been strongly influenced by the dividend yield it has provided, and they expected that the trading value of the Arlington common shares would decline materially in tandem with a materially reduced cash dividend payout.

•	Since Arlington had undertaken a robust strategic alternatives analysis to solicit third-party interest in a potential transaction and the fact that Arlington was exploring strategic alternatives had been publicly announced, a wide number of parties had an opportunity to propose possible transactions. After evaluating the terms of the proposals made by the other third parties in Arlington’s process, the risks and uncertainties associated with the ability of any such other parties to enter into or consummate any transaction as well as the risks and benefits of Arlington remaining as a stand-alone, independent company, the Arlington board concluded that the proposed combination with General Maritime is in the best interests of Arlington and its shareholders.

•	Based on information concerning Arlington’s and General Maritime’s respective historic businesses, financial results and prospects, including the result of Arlington’s due diligence review of General Maritime, Arlington believes that the two companies can be effectively and efficiently integrated.

•	Jefferies (which will receive a fee for its services as financial advisor to Arlington in connection with the proposed transaction, a substantial portion of which is contingent upon the completion of the proposed transaction), has provided a fairness opinion stating that, as of August 5, 2008 and subject to the various assumptions made, procedures followed, matters considered and limitations described in its opinion, the Arlington exchange ratio was fair, from a financial point of view, to the holders of Arlington common shares which is described in the section captioned “The Proposed Transaction — Opinion of Arlington’s Financial Advisor” beginning on page 78.

•	Since the exchange ratios for the proposed transaction were determined based on the respective net asset values of General Maritime and Arlington, the price can be supported by underlying assets.

•	Both parties are strongly committed to completing the proposed transaction pursuant to their respective obligations under the terms of the merger agreement.

•	The General Maritime merger and Arlington amalgamation are expected to qualify as reorganizations within the meaning of Section 368(a) of the Code, resulting in none of New General Maritime, General Maritime, Arlington or their respective shareholders recognizing gain or loss for U.S. federal income tax purposes solely as a result of the proposed transaction.

•	In the view of the Arlington Board, the terms of the merger agreement, including the termination fee, do not preclude a proposal for an alternative acquisition transaction involving Arlington. In addition, the merger agreement allows the Arlington board to change or withdraw its recommendation of the merger agreement if Arlington receives a superior proposal from a third party and the Arlington board determines that the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law, subject to the payment of a termination fee upon termination under certain circumstances.

•	Since the merger agreement provides that the combined company’s board after the completion of the proposed transaction will include one representative of Arlington, who is expected to be Dr. E. Grant Gibbons, the proposed transaction provides some leadership continuity for Arlington shareholders.

Negative Factors

•	There are certain risks that the proposed transaction is not completed in a timely fashion or at all due to any of the following:

•	failure of the Arlington shareholders or the General Maritime shareholders to vote in favor of the adoption of the proposed transaction;

•	failure of regulatory agencies to approve the proposed transaction;

•	imposition of terms and conditions on regulatory approvals that would materially and adversely affect the projected financial results of the combined company; and

•	failure to satisfy the closing conditions, some of which are outside of Arlington’s control.

•	The Arlington exchange ratio in the merger agreement implies a discount of approximately 9.6% to Arlington’s closing share price of August 4, 2008, the day prior to the execution of the merger agreement and one trading day prior to the public announcement of the execution of the merger agreement by the parties. The Arlington board recognized this discount in approving the proposed transaction and determined that even with this discount the proposed transaction provided Arlington’s shareholders with a possible increase in value in the form of a higher share price and future dividends as compared to a cash transaction that was also at a discount and was preferable to not doing any transaction.

•	The merger agreement does not include protections against declines in the price of General Maritime common stock prior to the closing of the proposed transaction. In particular, the fixed Arlington exchange ratio does not adjust downwards to compensate for declines in the price of General Maritime common stock prior to the closing of the proposed transaction and Arlington does not have termination rights that are triggered expressly by a decrease in value of General Maritime due to a decline in the market price of General Maritime common stock. The Arlington board determined that this structure was appropriate and the risk acceptable in view of the Arlington board’s focus on the relative net asset values of the two companies and the percentage of the combined company to be owned by former Arlington shareholders based on such net asset values.

•	As a result of the fact that Arlington’s shareholders will only own approximately 27% of the combined company following the completion of the proposed transaction, General Maritime’s current shareholders will have the ability to significantly influence the combined company’s business after the completion of the proposed transaction.

•	Since Arlington will only have one representative on the combined company’s board, who is expected to be Dr. E. Grant Gibbons, General Maritime’s current directors will have the ability to control the direction of the combined company’s business after the completion of the proposed transaction.

•	During the period prior to the completion of the proposed transaction, Arlington is restricted under the merger agreement from taking certain actions that it may desire to take. In addition, during this period, there is the potential that management’s attention could be diverted.

•	Certain provisions of the merger agreement may have the effect of discouraging proposals for alternative acquisition transactions involving Arlington, including: (1) the restriction on Arlington’s ability to solicit proposals for alternative transactions; (2) the requirement that the Arlington board submit the Arlington voting proposal to Arlington shareholders for approval, even if the Arlington board withdraws its recommendation of the proposed transaction; and (3) the requirement that Arlington pay a termination fee of $11.0 million to General Maritime in certain circumstances following the termination of the merger agreement.

•	Certain of Arlington’s directors or its executive officer may have interests in the proposed transaction as individuals that are in addition to, or that may be different from, the interests of Arlington shareholders.

•	Arlington will have to incur significant fees and expenses associated with completing the proposed transaction. Moreover there is a risk that anticipated cost savings will not be achieved and that future dividends may not be in the amounts anticipated.

•	There are other risks, such as those of the type and nature described in the section captioned “Risk Factors” beginning on page 20.

The above discussion is not exhaustive, but it addresses the material factors considered by the Arlington board in connection with the proposed transaction. In view of the wide variety of factors and the amount of information considered, as well as the complexity of that information, the Arlington board does not find it practicable, and did not quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. This determination was made after the Arlington board considered all of the factors as a whole. In addition, individual members of the Arlington board may have given different weight to different factors. This explanation of the Arlington board’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section captioned “Special Note Regarding Forward-Looking Statements” beginning on page 38.

Opinion of Arlington’s Financial Advisor

Jefferies served as Arlington’s financial advisor in connection with the proposed transaction. On August 5, 2008, Jefferies delivered to the board of Arlington its oral opinion, subsequently confirmed in writing on such date, to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth in its opinion, the Arlington exchange ratio was fair, from a financial point of view, to the holders of common shares of Arlington.

The full text of Jefferies’ written opinion, dated August 5, 2008, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. You are encouraged to read carefully Jefferies’ entire opinion. It describes the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Jefferies in rendering its opinion. The following is a summary of the material aspects of Jefferies’ opinion and the methodology that Jefferies used to render its opinion. This summary should be read in conjunction with the full text of the opinion.

Jefferies’ opinion was provided for the use and benefit of the board of directors of Arlington in its consideration of the proposed transaction. Jefferies’ opinion did not address the relative merits of the proposed transaction as compared to any alternative transaction or opportunity that might be available to Arlington, nor did it address the underlying business decision by Arlington to engage in the proposed transaction or the terms of the merger agreement or the documents referred to therein. Furthermore, Jefferies’ opinion did not constitute a recommendation as to how any holder of common shares of Arlington should vote on the proposed transaction or any matter related thereto. In addition, Jefferies’ opinion did not address, the fairness to, or any other consideration of, the holders of any other class of securities or the creditors or other constituencies of Arlington or the holders of any class of securities or the creditors or other constituencies of General Maritime. Jefferies’ opinion also did not address the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the proposed transaction or any class of such persons relative to the Arlington exchange ratio. Jefferies expressed no opinion as to the price at which the Arlington common shares, General Maritime common stock or New General Maritime common stock will trade at any future time.

In connection with its opinion, Jefferies, among other things:

•	reviewed a draft of the merger agreement, dated August 4, 2008;

•	reviewed certain publicly available financial and other information about Arlington and General Maritime;

•	reviewed certain information furnished to Jefferies by Arlington and General Maritime, including financial forecasts and analyses, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Arlington and General Maritime;

•	reviewed certain information furnished to Jefferies by General Maritime’s management relating to certain cost savings and operating synergies projected by General Maritime’s management to result from the proposed transaction, which we sometimes refer to as the Synergies;

•	assessed the sustainability of Arlington’s current dividend policy;

•	held discussions with members of senior management of Arlington and General Maritime concerning the matters described in the second, third and fourth bullet points above and with members of senior management of Arlington concerning the fifth bullet point above;

•	reviewed certain publicly available information, including share trading price history and valuation multiples, of Arlington and General Maritime, and certain publicly traded companies that Jefferies deemed comparable to Arlington and General Maritime;

•	reviewed the results of operations of Arlington and General Maritime, and compared them with those of certain publicly traded companies that Jefferies deemed to be relevant;

•	compared the proposed financial terms of the proposed transaction with the financial terms of certain other transactions that Jefferies deemed relevant;

•	considered the potential pro forma impact of the proposed transaction; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate including Jefferies’ assessment of general economic, market and monetary conditions.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied on, but did not make or assume any responsibility to independently investigate or verify, the accuracy and completeness of the financial and other information that was supplied or otherwise made available by Arlington or General Maritime or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by it. In its review, Jefferies was furnished with certain appraisals of the assets of Arlington and General Maritime undertaken by third parties at the request of Arlington and General Maritime, but did not, and assumed no responsibility to, independently verify such information. Jefferies did not make, nor did it assume any responsibility to make, an independent evaluation or appraisal of any of the assets or liabilities of, or a physical inspection of any of the properties or facilities of, Arlington or General Maritime. In addition, Jefferies did not evaluate the solvency or fair value of Arlington or General Maritime under any state or federal laws relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts provided to and examined by it, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. Arlington and General Maritime have informed Jefferies, however, and Jefferies assumed, that such financial forecasts, including the Synergies, were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Arlington as to the future financial performance of Arlington, and Arlington and General Maritime as to the future financial performance of General Maritime. Jefferies assumed, with the consent of Arlington, that the financial results (including the anticipated pro forma financial effects and Synergies) reflected in such forecasts would be realized at the times and in the amounts projected by Arlington and General Maritime. Jefferies expressed no opinion as to such financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies may have become aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting Arlington or General Maritime, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to Arlington and the Arlington board of directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the merger agreement to Arlington and its shareholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the proposed transaction to Arlington or General Maritime. Jefferies assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by it. In addition, Jefferies assumed that the proposed transaction would be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, and releases (contractual or otherwise) for the proposed transaction, no delay, limitations, restrictions or conditions, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Arlington, General Maritime or the contemplated benefits of the proposed transaction. Jefferies also assumed that New General Maritime was organized in connection with the proposed transaction, and that upon consummation of the proposed transaction, its sole assets would be the issued and outstanding shares of General Maritime following its merger with merger sub and Arlington following its amalgamation with amalgamation sub. Jefferies’ opinion was approved for issuance by the fairness committee of Jefferies.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following is a summary of the material financial analyses performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. To fully understand Jefferies’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

This summary is not intended to be an exhaustive description of the analyses performed by Jefferies. Jefferies did not attribute any particular weight to any analysis, methodology or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor; accordingly, the analyses performed by Jefferies must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed in Jefferies’ opinion.

Transaction Overview

Based on the approximately 15.50 million Arlington common shares and approximately 31.33 million shares of General Maritime common stock outstanding as of August 4, 2008, each of which will convert into one share and 1.34 shares of common stock of New General Maritime, pursuant to the merger agreement, Jefferies observed that holders of Arlington common shares and General Maritime common stock would own approximately 27.0% and 73.0%, of the outstanding shares of New General Maritime common stock following consummation of the proposed transaction.

Arlington Stand-Alone Valuation

As an initial step, Jefferies analyzed the implied value of Arlington as a stand-alone company, which value could be then used in comparison to the implied value of the Arlington exchange ratio. To perform the stand-alone valuation, Jefferies reviewed the share trading price history of Arlington, the net asset value of Arlington’s fleet and performed an analysis of the present value of hypothetical future stock prices and dividends of Arlington on a stand-alone basis. As illustrated below, the range of implied values per share of Arlington common stock on a stand-alone basis was $12.49 to $23.01 per share, the former of which was the low end of the range of present value of future share prices and dividends and the latter of which was the high end of the range of adjusted net asset value.

Historical Trading Analysis.  Jefferies reviewed the share price trading history of Arlington over the 52 weeks preceding August 4, 2008 for reference purposes only and noted that the 52-week high and low share price for Arlington was $26.45 and $18.95, per share. Jefferies noted that the closing price of Arlington common shares on August 4, 2008 was $19.45 per share.

Adjusted Net Asset Value Analysis.  Net asset value is a commonly used valuation parameter for valuing shipping companies because of their large asset bases, the usage of which is critical to the earnings capacity of such companies. Jefferies performed an adjusted net asset value analysis for Arlington’s fleet using fleet information from Arlington’s management and fair market value estimates of each vessel in Arlington’s fleet, which were furnished at the request of Arlington by three internationally recognized ship valuation companies selected by Arlington. These fair market value estimates assumed that each vessel could be employed at current market rates, to the extent applicable. Jefferies adjusted the fair market values to reflect the anticipated cash flows over the life of the vessel’s corresponding charter using forward charter rates furnished at the request of Arlington by two internationally recognized ship valuation companies selected by Arlington, adjusted for the value of Arlington’s customers’ options to extend the charters. To determine the option value, Jefferies relied, with Arlington’s permission, on information provided by an academic source with significant option valuation experience. To calculate Arlington’s adjusted net asset value (“NAV”), Jefferies subtracted Arlington’s net debt from the total adjusted fair market value of Arlington’s fleet. The results of these analyses were as follows:

	Low*	High*
	Value in $ millions, except per share amounts

Charter-Free Value of Assets	$633.0	$664.0
Less: Charter Adjustment for Charters and Charter Options Below Current Market	(108.9)	(90.2)
Charter Adjusted Asset Value	524.1	573.8
Plus: Cash (as of June 30, 2008)	12.4	12.4
Less: Debt (as of June 30, 2008)	(229.5)	(229.5)
NAV	307.0	356.6
Shares Outstanding (Millions)	15.5	15.5
NAV/Share	$19.81	$23.01

*	High and low values based on aggregate charter adjusted NAV for the entire fleet.

Present Value of Future Share Price and Dividends Analysis.  Jefferies performed an analysis of hypothetical future stock prices of Arlington on a stand-alone basis. Jefferies assumed, with Arlington’s consent, that Arlington’s existing credit facility would be refinanced upon its scheduled maturity in January 2011 with a credit facility with a 15-year amortization profile, thereby reducing the cash available for dividend payments to Arlington’s shareholders. Jefferies estimated hypothetical future share prices of Arlington as of December 31, 2010 by applying an illustrative future trading multiple range of 8.5x to 9.5x to the projected EBITDA of Arlington in 2011. Jefferies selected the EBITDA multiples based on the trading multiples of the companies set forth below. In connection with its analysis, Jefferies selected tanker companies that, like

Arlington, are focused on seaborne transportation of petroleum, petroleum products and natural gas but that historically have had lower dividend payout ratios because Jefferies assumed that on a stand-alone basis, distributable cash available for dividends would likely have decreased when Arlington refinances its existing credit facility upon the scheduled maturity in January 2011.

•	A/S Dampskibsselskabet TORM

•	Overseas Shipholding Group, Inc.

•	StealthGas Inc.

•	Teekay Corporation

•	Tsakos Energy Navigation Ltd.

	2008E	2009E
	EBITDA	EBITDA

Mean	7.5x	7.9x
Median	8.0x	8.3x
High	9.3x	9.3x
Low	4.6x	6.2x

Jefferies also estimated expected dividend payouts for Arlington through the end of 2010 and discounted both the estimated future share price and these estimated dividend payments by Arlington estimated cost of equity of 12.0%. Jefferies’ analysis indicated the following hypothetical present value of future share price and dividends of Arlington on a stand-alone basis:

	Estimated 2011 EBITDA Multiple
	8.5x	9.0x	9.5x

Present Value of Future Share Price and Dividends	$12.49	$13.59	$14.68

Pro Forma Valuation of New General Maritime

Jefferies analyzed the pro forma valuation of New General Maritime as a means of deriving a value for the New General Maritime shares that would be issued to Arlington shareholders in the proposed transaction. Jefferies examined the potential pro forma financial effect of the proposed transaction of Arlington and General Maritime by undertaking an adjusted net asset value analysis and a comparable public companies analysis. As illustrated by the analyses described below, the range of implied values per share of New General Maritime on a pro forma basis was $16.63 to $23.74 per share, the former of which was determined based on the low end of the range using estimated 2008 EBITDA and the latter of which was determined based on the high end of the range using estimated 2009 EBITDA.

Adjusted Net Asset Value Analysis.  To determine the adjusted NAV of the combined entity, Jefferies used the same approach as outlined in the section captioned “— Arlington Stand-Alone Valuation — Adjusted Net Asset Value Analysis”. In the case of the assets contributed by General Maritime, Jefferies, however, also relied, with the permission of Arlington, on fair market value estimates of General Maritime’s vessels provided by General Maritime based on information furnished to General Maritime by two internationally recognized ship valuation companies and forward charter rate estimates provided by one internationally recognized ship valuation company. The assumed net debt balance for General Maritime was adjusted to include expected remaining capital expenditures of $123.3 million relating to the acquisition of two Aframax vessels from Euronav NV that were expected to be delivered by the end of October 2008. The results of these analyses were as follows:

	Combined Adjusted Net Asset Value
	Low	High
	(In $ millions, except per share amounts)

Arlington Adjusted Asset Value	$524.1	$573.8
General Maritime Adjusted Asset Value	1,590.9	1,599.9
Combined Adjusted Asset Value	$2,115.0	$2,173.6
Less: Pro Forma Debt (including estimated closing costs of $47.9 million)	(1,011.7)	(1,011.7)
Plus: Pro Forma Cash	55.1	55.1
Combined NAV	$1,158.4	$1,217.0
Pro Forma Shares Outstanding (Millions)	57.5	57.5
Combined NAV Per Share	$20.15	$21.17

Comparable Public Companies.  Jefferies reviewed and compared certain trading, financial and operating data for Arlington and General Maritime to publicly available trading, financial and operating data for the companies listed below. Jefferies selected such companies because of their projected high dividend payout ratios and the expectation that New General Maritime will also have a high dividend payout ratio.

•	Capital Product Partners LP

•	DHT Maritime, Inc.

•	Knightsbridge Tankers Ltd.

•	Nordic American Tanker Shipping Ltd.

•	Omega Navigation Enterprises, Inc.

•	Ship Finance International Ltd.

•	Teekay Tankers Ltd.

Using publicly available research analyst consensus estimates for comparable companies and financial forecasts provided by each of Arlington and General Maritime, Jefferies calculated and analyzed each company’s:

•	August 4, 2008 stock price;

•	The ratio of each company’s estimated total enterprise value to estimated EBITDA for the calendar years 2008 and 2009;

•	Each company’s estimated dividend yield for the calendar years 2008 and 2009;

•	Each company’s estimated payout ratio, which is the ratio of distributable cash paid out as a dividend, for the calendar years 2008 and 2009 (distributable cash is equal to EBITDA minus interest expense and taxes and excludes capitalized drydocking costs);

	Mean		Median		High		Low

TEV/Estimated 2008 EBITDA	9.4	x	8.9	x	11.9	x	7.1	x
Estimated 2008 Dividend Yield	11.4%		11.6%		14.5%		8.5%
Estimated 2008 Payout Ratio	74.7%		74.2%		104.0%		43.9%
TEV/Estimated 2009 EBITDA	9.8	x	9.9	x	11.2	x	8.4x
Estimated 2009 Dividend Yield	10.7%		10.7%		13.4%		8.4%
Estimated 2009 Payout Ratio	78.4%		78.3%		110.9%		43.1%

			General
	Arlington		Maritime*

TEV/Estimated 2008 EBITDA	11.0	x	8.4	x
Estimated 2008 Dividend Yield	11.7%		8.5%
Estimated 2008 Payout Ratio	103.7%		43.5%
TEV/Estimated 2009 EBITDA	11.0	x	8.0	x
Estimated 2009 Dividend Yield	11.5%		8.5%
Estimated 2009 Payout Ratio	102.8%		41.5%

*	General Maritime EBITDA is before amortization of restricted stock.

Based on this information, Jefferies determined an implied value for New General Maritime’s shares by applying a reference range of 8.5x to 10.0x to estimated 2008 EBITDA of $225.0 million, including the pro forma effect of $7.5 million of Synergies. This analysis indicated a range of implied values per share of New General Maritime’s common stock of $16.63 to $22.51.

Additionally, based on this information, Jefferies determined an implied value for New General Maritime’s shares applying a reference range of 8.5x to 10.0x to estimated 2009 EBITDA of $232.1 million. This analysis indicated a range of implied values per share of New General Maritime’s common stock of $17.68 to $23.74.

Based on this information, Jefferies also determined an implied value for New General Maritime’s shares applying a reference range of an 8.5% to 10.0% dividend yield on an estimated 2009 dividend per share of $2.00. This analysis indicated a range of implied values per share of New General Maritime’s common stock of $20.00 to $23.53.

Historical Trading Exchange Ratio

For reference purposes only, Jefferies conducted an historical trading exchange ratio analysis. Jefferies noted that the parties had considered structuring the transaction as a merger based on the General Maritime exchange ratio in which either (i) Arlington would issue its shares to holders of General Maritime common stock in exchange for their General Maritime shares or (ii) General Maritime would issue its shares to holders of Arlington common shares in exchange for their Arlington shares. Consequently, Jefferies calculated the implied value of the consideration payable to the General Maritime shareholders and Arlington shareholders under these different structures. If the transaction were structured as a merger whereby Arlington issued its shares to holders of General Maritime common stock in exchange for their General Maritime shares on a 1.34 to 1 basis, based on the closing price per Arlington common share of $19.45 on August 4, 2008, the implied per share value of the consideration payable to a General Maritime shareholder would have been $26.06 per General Maritime share. If the transaction had been structured as a merger pursuant to which General Maritime issued its shares to holders of Arlington common shares in exchange for their Arlington shares on a 0.746 to 1 basis (the inverse of the General Maritime exchange ratio), based on the closing price per share of General Maritime common stock of $23.56 on August 4, 2008, the implied per share value of the consideration payable to an Arlington shareholder would have been $17.58 per Arlington share.

Jefferies also compared the General Maritime exchange ratio to the ratio of historical per share prices of General Maritime common stock to Arlington common shares over the twelve-month period preceding the date of its opinion. The results of this comparison are set forth below.

	General
	Maritime								Twelve		Six		Three		One
	Exchange						August 4,		Month		Month		Month		Month
	Ratio		High		Low		2008		Average		Average		Average		Average

Exchange Ratio	1.34	x	1.33	x	0.90	x	1.21	x	1.12	x	1.15	x	1.18	x	1.18x

Jefferies noted for the Arlington Board’s consideration as a reference point that the General Maritime exchange ratio of 1.34x was higher than the highest ratio described above. This exchange ratio provides

Arlington’s shareholders with a lower percentage ownership of the combined company than it would using any of the other exchange ratios noted above.

Relative Contribution Analysis

Jefferies performed a contribution analysis to assist Arlington’s board in analyzing the relative contributions of each of Arlington and General Maritime to the combined company after the proposed transaction, based on the assets, public market valuation and historical performance of the two companies and the forecasts of the managements of the two companies. Jefferies estimated the contribution of Arlington after the proposed transaction on a percentage basis with respect to the following:

•	Equity value at market price;

•	Equity value at exchange ratio (calculated using the transaction exchange ratios and Arlington closing share price of $19.45 as of August 4, 2008);

•	Adjusted net asset value (reflecting the mid-point of the valuation range);

•	Estimated 2008 net income;

•	Estimated 2009 net income;

•	Estimated 2010 net income;

•	Estimated 2008 distributable cash flow (equal to estimated 2008 EBITDA less interest less tax expense and excluding capitalized drydocking costs);

•	Estimated 2009 distributable cash flow (equal to estimated 2009 EBITDA less interest less tax expense and excluding capitalized drydocking costs);

•	Estimated 2010 distributable cash flow (equal to estimated 2010 EBITDA less interest less tax expense and excluding capitalized drydocking costs);

•	Total enterprise value at market price;

•	Total enterprise value at exchange ratio (calculated using the transaction exchange ratios and Arlington closing share price of $19.45 as of August 4, 2008);

•	Adjusted asset value;

•	Estimated 2008 EBITDA;

•	Estimated 2009 EBITDA; and

•	Estimated 2010 EBITDA.

Using the foregoing metrics, Jefferies computed the implied contribution of Arlington to the combined entity to be as follows:

	Arlington	General Maritime
	Percentage	Percentage
Financial Metric	Contribution*	Contribution*

Equity Value at Market Price	29.0%	71.0%
Equity Value at Exchange Ratio	27.0%	73.0%
Adjusted Net Asset Value	26.9%	73.1%
Estimated 2008 Net Income	19.4%	80.6%
Estimated 2009 Net Income	19.3%	80.7%
Estimated 2010 Net Income	13.8%	86.2%
Estimated 2008 Distributable Cash Flow	19.1%	80.9%
Estimated 2009 Distributable Cash Flow	18.3%	81.7%
Estimated 2010 Distributable Cash Flow	15.1%	84.9%
Total Enterprise Value at Market Price	26.6%	73.4%
Total Enterprise Value at Exchange Ratio	25.6%	74.4%
Adjusted Asset Value	25.6%	74.4%
Estimated 2008 EBITDA	21.6%	78.4%
Estimated 2009 EBITDA	20.9%	79.1%
Estimated 2010 EBITDA	17.8%	82.2%

*	Excludes potential closing costs and synergies resulting from the proposed transaction.

By examining these metrics, Jefferies derived the implied value of the contributions by Arlington to New General Maritime on a percentage basis, which it then compared to the implied ownership percentage of the Arlington shareholders in New General Maritime. Jefferies observed an implied Arlington contribution range in the combined company of approximately 13.8% to 29.0% based on the foregoing metrics compared with an implied ownership percentage of the Arlington shareholders in the pro forma entity of 27.0%.

Precedent Transactions.

As noted above under the discussion relating to Historical Trading Exchange Ratio, initially the parties had considered structuring the transaction as a merger based on the General Maritime exchange ratio in which either (i) Arlington would issue its common shares to holders of General Maritime common stock in exchange for their General Maritime common stock (“Scenario A”) or (ii) General Maritime would issue its common stock to holders of Arlington common shares in exchange for their Arlington shares (“Scenario B”). Although neither of these structures ultimately was adopted, Jefferies undertook the precedent transaction analyses described below assuming, for the purpose of the analyses, that the transaction was structured as either Scenario A or Scenario B. These analyses were provided to the Arlington Board as supplemental data for reference purposes only.

Comparable Transactions Analysis

Using publicly available information, Jefferies examined the following transactions involving acquisitions of shipping companies announced since December 2004 with transaction values greater than $100 million.

Jefferies used this analysis for reference purposes only. The transactions considered and the month and year each transaction was announced were as follows:

Target	Acquiror	Month and Year Announced

Quintana Maritime Limited	Excel Maritime Carriers Ltd.	February 2008
Chembulk Tankers LLC	PT Berlian Laju Tanker Tbk	October 2007
UN Ro-Ro Management Inc	Kohlberg Kravis Roberts & Co	October 2007
MC Shipping Inc.	Bear Stearns Merchant Banking	July 2007
OMI Corp	Teekay Shipping/TORM	April 2007
Maritrans Inc.	Overseas Shipholding Group, Inc.	September 2006
Songa Shipholding AS	Eitzen Chemical ASA	August 2006
Delmas	CMA CGM SA	September 2005
CP Ships Ltd	TUI AG	August 2005
Koninklijke P&O Nedlloyd NV	AP Moller Maersk A/S	May 2005
Seabulk International, Inc.	Seacor Holdings, Inc.	March 2005
Navios Corporation	International Shipping Enterprises, Inc.	February 2005
Stelmar Shipping Ltd	Overseas Shipholding Group, Inc.	December 2004

For the selected transactions noted above Jefferies reviewed and compared, among other things, the transaction value as a multiple of the target company’s last twelve months EBITDA (“LTM EBITDA”) immediately preceding announcement of the transaction and the ratio of the equity consideration paid in the transaction to the adjusted net asset value of the acquired company. The results of these analyses were as follows:

	Transaction		Price/
	Value/		Adjusted
	LTM EBITDA		NAV

Mean	8.8	x	106.9%
Median	7.7	x	106.2%
High	13.8	x	115.4%
Low	5.6	x	92.0%

Jefferies noted that Scenario A implied a ratio of equity consideration paid to adjusted net asset value of General Maritime of 90.4%, and Scenario B implied a ratio of equity consideration paid to adjusted net asset value of Arlington of 82.1%, as compared to the high and low range of equity consideration paid to adjusted net asset value in the above comparable transactions of 92.0% to 115.4%.

Transaction Premiums Paid Analysis

Using publicly available information, Jefferies analyzed the premiums offered in 52 stock-for-stock transactions with transaction values between $200 million and $2.0 billion announced since January 2005, excluding transactions in which the acquiror’s stockholders owned less than 55% of the pro forma combined company. Jefferies used this analysis for reference purposes only. For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s closing price one trading day and four weeks prior to the transaction’s announcement. This analysis indicated the following premiums for those time periods prior to announcement.

	Premium/(Discount) to Target
	1 Day Prior	4 Weeks Prior

Mean	19.8%	19.4%
Median	17.1%	18.3%
High	101.5%	90.7%
Low	(66.7)%	(87.9)%

Jefferies also reviewed the following stock-for-stock transactions, where, in each case, the acquiror’s stockholders received less than a majority of the outstanding shares of the combined company:

Acquiror/Surviving Entity	Target

Triarc Companies, Inc.	Wendy’s International Inc.
Thermo Electron Corp.	Fisher Scientific International Inc.
Viisage Technology Inc.	Identix Inc.
HealthTronics Inc.	Prime Medical Services, Inc.

For each of these transactions, Jefferies calculated the discount to the acquiror’s closing price one trading day and four weeks prior to the transaction’s announcement by using the inverse of the exchange ratio in the transaction multiplied by the target company’s relevant stock price. Jefferies used this analysis for reference purposes only. This analysis indicated the following discounts for those time periods prior to announcement:

	Implied Premium/(Discount)
	to Acquiror
	1 Day Prior	4 Weeks Prior

Mean	(7.7)%	(10.2)%
Median	(6.0)%	(7.2)%
High	(3.4)%	(4.3)%
Low	(15.6)%	(22.3)%

Jefferies noted that the low and high range of premia / (discounts) paid in the above comparable transactions, computed using the stock price information as of the day prior to announcement, to (i) the target where the acquiror’s stockholders owned greater than 55% of the pro forma combined company (similar to Scenario B) was (66.7%) to 101.5%, and to (ii) the acquiror where the acquiror’s stockholders received less than a majority of the outstanding shares of the combined company (similar to Scenario A, and calculated using the inverse of the exchange ratio in the transaction multiplied by the target’s relevant stock price) was (15.6%) to (3.4%). These ranges compare to the discount and implied discount to Arlington shareholders under Scenario B and Scenario A, respectively, of 9.6%.

Other Considerations

Jefferies considered a discounted cash flow analysis but determined that it was of limited benefit given the inherent difficulty of projecting spot and charter rates over the medium- to long-term.

Miscellaneous

No company or transaction used in the analyses described above is identical to Arlington, General Maritime, New General Maritime or the proposed transaction. In evaluating the comparable companies and transactions, Jefferies made judgments and assumptions regarding industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Arlington’s control and the control of Jefferies, such as the impact of competition on Arlington, General Maritime or New General Maritime or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Arlington, General Maritime or New General Maritime, the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable companies or comparable transactions data.

Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. Arlington selected Jefferies to act as its financial advisor because of Jefferies’ qualifications, reputation and experience. In the ordinary course of its business, Jefferies and/or its affiliates may trade or hold securities of Arlington, General Maritime and/or New General Maritime and/or their respective affiliates for their own account and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies and/or its affiliates may seek to, in the future, provide financial advisory and financial services to Arlington, General Maritime, New General Maritime and/or their respective affiliates, for which they would expect to receive compensation.

Pursuant to an engagement letter between Arlington and Jefferies dated March 7, 2008, Arlington agreed to pay Jefferies for its financial advisory services in connection with the proposed transaction an aggregate fee of $6.25 million, $1.0 million of which was payable upon delivery of its opinion and $5.25 million of which is contingent upon consummation of the proposed transaction. The contingent transaction fee, if paid, would represent a majority of the total fees payable to Jefferies. Jefferies also will be reimbursed for expenses incurred in connection with its engagement. Arlington has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered or to be rendered by it under its engagement.

The Arlington exchange ratio was determined by arms’-length negotiations between Arlington and General Maritime, in consultation with their respective financial advisors and other representatives, and was not established by such financial advisors.

Interests of Arlington’s Directors and Executive Officer in the Proposed Transaction

Shareholders should note that some of Arlington’s directors and its executive officer have interests in the proposed transaction as a directors or officer that are different from, or in addition to, the interests of other Arlington shareholders. The Arlington board was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that Arlington’s shareholders vote in favor of the approval and adoption of the merger agreement. At the completion of the proposed transaction, New General Maritime’s board of directors will include one representative from Arlington’s board, who is expected to be Dr. E. Grant Gibbons.

Mr. Terino has several arrangements with Arlington pursuant to which he may receive benefits upon consummation of the proposed transaction. In addition, the Arlington board, after consultation with the General Maritime board, entered into a retention agreement with Mr. Terino as of October 17, 2008, whereby he will receive additional benefits upon the consummation of the proposed transaction and upon the termination of his employment under certain circumstances. Below are descriptions of each of these arrangements with Mr. Terino.

Change in Control Agreement

As of October 24, 2005, Arlington and Mr. Terino have entered into a change in control agreement, pursuant to which Mr. Terino would be entitled to the following benefits if his employment with Arlington is terminated by Arlington without cause (as defined in the change in control agreement) or by Mr. Terino for good reason (as defined in the change in control agreement) within 12 months following a change in control (as defined in the change in control agreement):

(1) a payment equal to 12 months of Mr. Terino’s base salary;

(2) a payment equal to the highest bonus paid to Mr. Terino in any of the three years prior to the date of the change in control;

(3) benefits under Arlington’s benefit plans for Mr. Terino and his family for 12 months; and

(4) certain outplacement services up to an aggregate of $20,000.

The consummation of the proposed transaction will constitute a change in control within the meaning of Mr. Terino’s change in control agreement. The Arlington board and Mr. Terino have agreed that if Mr. Terino’s employment with Arlington is terminated by Arlington without cause or by Mr. Terino with good reason within 12 months following the consummation of the proposed transaction, the amount that would be payable to Mr. Terino pursuant to items (1) and (2) above would equal $500,000.

Under the retention agreement entered into between Mr. Terino and Arlington, Mr. Terino is entitled to the benefits described below under the caption “Retention Agreement — Bonus Payment” in lieu of receiving the $500,000 payment. In addition, Mr. Terino is entitled to the benefits described below under the caption “Retention Agreement — Compensation” in lieu of receiving the benefits described under items (3) and (4) above.

2008 Bonus Plan

Pursuant to Arlington’s 2008 bonus plan, if Arlington completes at least one transaction during 2008 that satisfies certain transaction criteria described in the bonus plan, Mr. Terino would be entitled to certain benefits. The consummation of the proposed transaction will not satisfy the transaction criteria set forth in Arlington’s 2008 bonus plan.

However, also pursuant to Arlington’s 2008 bonus plan, if Arlington completes one or more transactions during 2008 that does not meet the transaction criteria set forth in the bonus plan, but which are approved by the Arlington board, Mr. Terino is eligible to receive a cash payment of up to $200,000. Under the retention agreement entered into between Mr. Terino and Arlington, Mr. Terino is entitled to the benefits described below under the caption “Retention Agreement — Bonus Payment” in lieu of receiving any such payment.

2006 Bonus Plan

Pursuant to Arlington’s 2006 bonus plan, Mr. Terino received an equity-based award that entitles him to cash payments based on 3,537 of Arlington’s common shares. In connection with this award, Mr. Terino is entitled to receive a lump sum cash payment equal to the average daily closing price per Arlington common share on the NYSE during the 30 trading days prior to the date that Arlington first declares a dividend in 2009 multiplied by 3,537, so long as Mr. Terino remains employed with Arlington on such declaration date. Under the retention agreement entered into between Mr. Terino and Arlington, this cash payment will be accelerated upon consummation of the proposed transaction and if the merger agreement is terminated at any time prior to the effective time and Mr. Terino is terminated prior to the date on which Arlington first declares a dividend in 2009, each as described below under the caption “Retention Agreement — 2006 Bonus Plan Payment” in lieu of receiving any such payment.

Retention Agreement

In connection with entering into the merger agreement, the Arlington board, after consultation with the General Maritime board, determined that additional steps should be taken to reinforce and encourage the continued employment and dedication of Mr. Terino and to recognize the efforts of Mr. Terino in connection with the consummation of the proposed transaction. Mr. Terino and Arlington entered into a retention agreement pursuant to which Mr. Terino is entitled to the benefits described below.

Bonus Payment.  Upon the occurrence of a triggering event described below, Mr. Terino will be entitled to a lump sum cash payment equal to $1.25 million. This bonus payment includes a $750,000 cash bonus made in the discretion of Arlington’s compensation committee and will be made in lieu of the payments described under items (1) and (2) of the description of Mr. Terino’s change in control agreement under the caption “Change in Control Agreement” above as well as any payment under Arlington’s 2008 bonus plan.

For purposes of the retention agreement, a triggering event means the first to occur (if at all) of any of the following:

(a) Mr. Terino’s employment with Arlington is terminated by Arlington (other than for cause, disability or death, each as defined in the retention agreement) or by Mr. Terino for good reason (as defined in the retention agreement), in each case prior to the first to occur of termination of the merger agreement at any time prior to the effective time or the consummation of the proposed transaction, or

(b) the consummation of the proposed transaction.

2006 Bonus Plan Payment.  In connection with the proposed transaction, the Arlington board and Mr. Terino have agreed to accelerate the cash payment payable to Mr. Terino in connection with his equity-based award under Arlington’s 2006 bonus plan. Upon the occurrence of a triggering event prior to the date on which Arlington first declares a dividend in 2009, Mr. Terino will be entitled to a cash payment equal to the average daily closing price per Arlington common share on the NYSE during the 30 trading days preceding the closing date of the proposed transaction multiplied by 3,537. In addition, if the merger agreement is terminated at any time prior to the effective time and Mr. Terino is terminated prior to the date on which Arlington first declares a dividend in 2009, Mr. Terino will be entitled to a cash payment equal to the average daily closing price per Arlington common share on the NYSE during the 30 trading days preceding the date Mr. Terino’s employment is terminated multiplied by 3,537.

Severance Benefits.  If Mr. Terino’s employment with Arlington is terminated by Arlington other than for cause, disability or death or by Mr. Terino for good reason prior to the first to occur of termination of the merger agreement at any time prior to the effective time or the date that is 12 months after the closing date of the proposed transaction, then Mr. Terino will be entitled to benefits under Arlington’s benefit plans (or a cash payment in lieu of such benefits) for Mr. Terino and his family for 12 months up to an aggregate of $75,000 and certain outplacement services up to an aggregate of $20,000. These benefits will be provided in lieu of the benefits described under items (3) and (4) of the description of Mr. Terino’s change in control agreement under the section captioned “—Change in Control Agreement” above.

Tax Gross Up.  To the extent any payment under the retention agreement would be subject to an excise tax imposed by Section 4999 of the Code, Arlington has agreed to make a gross-up payment to Mr. Terino to cover the excise tax and any taxes incurred by Mr. Terino upon the payment of such gross-up payment.

Equity Compensation

Other than 3,000 Arlington common shares owned by Mr. Terino and the equity-based award described above under the section captioned “—Retention Agreement — 2006 Bonus Plan,” Mr. Terino does not own, directly or indirectly, any securities of Arlington.

Indemnification

The merger agreement includes provisions relating to indemnification and insurance for directors and officers of Arlington. See the section captioned “The Merger Agreement — Indemnification and Insurance” beginning on page 129.

Continuing Board and Management Positions

At the effective time of the proposed transaction, the New General Maritime board of directors will consist of General Maritime’s current directors and one of Arlington’s current directors, as mutually agreed to by the parties. The executive officers of General Maritime will become the executive officers of New General Maritime immediately prior to the effective time of the proposed transaction. In addition, at the effective time of the proposed transaction, the directors of General Maritime will be the directors of Galileo Merger Corporation immediately prior to the effective time and the directors of Arlington will include John C. Georgiopoulos, currently an executive officer of General Maritime. For information about where you can find out more about New General Maritime’s directors and executive officers at the effective time of the proposed transaction, please see the section captioned “Where You Can Find More Information” beginning on page 167.

Listing of New General Maritime Common Stock; Deregistration and Delisting of General Maritime Common Stock and Arlington Common Shares

Shares of General Maritime common stock are currently listed and traded on the NYSE under the trading symbol “GMR.” Upon consummation of the proposed transaction, shares of General Maritime common stock will no longer be listed or traded on the NYSE. Arlington common shares are currently listed and traded on the NYSE under the trading symbol “ATB.” Upon consummation of the proposed transaction, Arlington common shares will no longer be listed or traded on the NYSE.

We intend to apply to list on the NYSE, under the trading symbol “GMR,” the shares of New General Maritime common stock that will be issuable pursuant to the proposed transaction, and it is a condition to the closing of the proposed transaction that the shares of New General Maritime common stock issuable in the proposed transaction be approved for listing on the NYSE, subject to official notice of issuance. The shareholders of each of General Maritime and Arlington will become shareholders of New General Maritime upon consummation of the proposed transaction.

Dividend Information

General Maritime announced on February 21, 2007 that the General Maritime board changed General Maritime’s quarterly dividend policy by adopting a fixed target amount of $0.50 per share per quarter, or $2.00 per share each year, starting with the first quarter of 2007. General Maritime intends to declare dividends in April, July, October and February of each year. For the second quarter of 2008, the General Maritime board declared a $0.50 per share dividend that will be payable on or about August 29, 2008.

Historically, Arlington has paid a quarterly cash distribution to the holders of Arlington common shares in amounts substantially equal to the charter hire received from the charterers of Arlington’s vessels, less cash expenses and less any cash reserves established by the Arlington board. Arlington has generally declared those dividends in January, April, July and October of each year and paid those dividends in the subsequent month. Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to additional paid-in capital. In July 2008, Arlington declared a cash dividend of $8,680,000, or $0.56 per share, and paid that dividend on August 5, 2008 to Arlington shareholders of record as of August 1, 2008. In October 2008, Arlington declared a cash dividend of $8,835,000, or $0.57 per share, payable on November 4, 2008 to Arlington shareholders of record as of October 31, 2008.

The respective boards of directors of General Maritime and Arlington will continue to evaluate their respective dividend policies in light of applicable business, financial, legal and regulatory considerations.

The merger agreement provides that General Maritime and Arlington must coordinate with each other the payment of dividends with respect to Arlington common shares and General Maritime common stock and the record dates and payment dates relating thereto. The merger agreement also provides that each of General Maritime and Arlington may pay quarterly dividends made in the ordinary course of business at a rate and with usual record and payment dates consistent with such party’s past practice for quarterly dividends.

Following consummation of the proposed transaction, New General Maritime will have a cash dividend target of $2.00 per share of New General Maritime common stock annually. Since General Maritime and Arlington began paying dividends under their respective dividend policies, both companies have had sufficient cash to pay dividends at an annual rate of $2.00 per share, even if the historical number of General Maritime shares outstanding is multiplied by 1.34 to adjust for the General Maritime exchange ratio in the proposed transaction. New General Maritime intends to declare dividends in February, April, July, and October of each year. The payment of dividends by New General Maritime, however, will be subject to approval and declaration by the New General Maritime board and will depend on a variety of factors, including business, financial, legal and regulatory considerations and covenants under our credit facilities.

New General Maritime believes that, based on:

•	the contracted time charter revenues of General Maritime and Arlington of approximately $247 million for 2009,

•	estimated direct vessel operating expenses of approximately $86 million for 2009, which represents General Maritime’s 2008 direct vessel operating expense budget plus five percent and Arlington’s fixed direct vessel operating expenses for 2009,

•	estimated cash general and administrative expenses of approximately $25 million for 2009, which represents Arlington’s and General Maritime’s 2009 budget for such expenses minus $7.5 million in cost reductions expected from the proposed transaction,

•	estimated net interest expense of approximately $51 million for 2009, and

•	estimated capital expenditures for drydocking of approximately $15 million for 2009,

New General Maritime will have sufficient earnings to fund its target dividend in 2009 so long as it earns spot rates for each of its unchartered vessels of at least $13,966 per day or a comparable amount from new time charters. The average daily full fleet spot charter rate that General Maritime earned for its vessels for the six months ended June 30, 2008 was $38,298 per day. The foregoing estimates are based on the current fleets of General Maritime and Arlington and assume:

•	a fleet utilization rate of 96% minus scheduled drydocking days;

•	$230 million of Arlington indebtedness expected to be outstanding following the consummation of the proposed transaction bearing interest at 6.2325% per annum; and

•	$761 million of General Maritime indebtedness expected to be outstanding following the consummation of the proposed transaction bearing interest at 5.0125% per annum.

Unanticipated increases in expenses, increases in LIBOR which would affect the unhedged, floating rate portion of General Maritime’s outstanding borrowings, lower than anticipated vessel utilization, or failure to obtain anticipated contracted time charter revenues may affect New General Maritime’s ability to achieve the foregoing estimates and realize its dividend target of $2.00 per share. If New General Maritime does not realize the amounts specified above, future dividends, if any, may be below the target rate. In addition, the declaration of dividends in any amount will be subject to the discretion of New General Maritime’s board of directors, who may decline to declare dividends even if sufficient funds are available.

General Maritime does not as a matter of course make public projections as to future earnings. However, the management of General Maritime has prepared the prospective financial information set forth above to present an estimate of the minimum earnings required for New General Maritime to pay dividends in 2009 at the target rate of $2.00 per share. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither General Maritime’s or Arlington’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by the management of General Maritime as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those described above and those described under the section captioned “Risk Factors.” Accordingly, there can be no assurance that the prospective results are indicative of the future performance of New General Maritime or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

General Maritime and Arlington do not, and New General Maritime does not intend to, generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, General Maritime, Arlington and New General Maritime do not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, General Maritime, Arlington, and New General Maritime disclaim any obligation or intention to update or revise the prospective financial information as a result of developments occurring after the date of this joint proxy statement/prospectus.

Commitment Letter; Treatment of Existing Debt Facilities in the Proposed Transaction; Amended Credit Agreement

On August 1, 2008, General Maritime received a commitment letter from Nordea Bank Finland plc, New York Branch, as administrative agent and collateral agent for the lenders party to General Maritime’s credit agreement, dated as of October 26, 2005, as amended to date, which we refer to as the 2005 Credit Agreement, and from the necessary lenders, agreeing, subject to the conditions set forth in the commitment letter, to amend the credit agreement in order to give effect to the transactions contemplated by the merger agreement. In addition, both General Maritime and Arlington have received the support of their respective existing bank lenders and have received preliminary approvals to roll-over their respective debt facilities in the proposed transaction, subject to the satisfaction of other conditions.

On October 20, 2008, in connection with the proposed transaction, General Maritime entered into an Amended and Restated Credit Agreement, which we refer to as the amended credit agreement, among New General Maritime, General Maritime, the lenders party from time to time thereto, Nordea Bank Finland PLC, New York Branch, as Administrative Agent and Collateral Agent, and Nordea Bank Finland PLC, New York Branch, HSH Nordbank AG, and DNB Nor Bank ASA, New York Branch, as Joint Lead Arrangers and Joint Book Runners.

Under the amended credit agreement, if the proposed transaction is consummated and other conditions are satisfied, then General Maritime’s existing 2005 Credit Agreement will be amended and restated in its entirety, and will reflect the following changes:

•	General Maritime will pay a non-refundable upfront fee in an amount equal to 0.10% of the amount of each lender’s commitment for each lender who executes the amended credit agreement, which fee shall be earned by, and payable, to each of the commitment parties on the closing date of the proposed transaction;

•	the definition of the term “EBITDA,” as used in the financial covenants, will be revised to give pro forma effect to the proposed transaction;

•	the applicable margin will be increased to 100 basis points without any other adjustments;

•	New General Maritime will provide a guarantee and will pledge its equity interest in General Maritime;

•	the covenants in the amended credit agreement will generally apply to New General Maritime and all of its subsidiaries (including General Maritime, Arlington and their respective subsidiaries);

•	all financial covenants in the amended credit agreement will be tested with respect to New General Maritime and its subsidiaries on a consolidated basis;

•	the shareholder payments covenant will apply to dividends and other distributions, including stock buy-backs, in respect of shares of New General Maritime common stock, and will permit General Maritime, as a subsidiary of New General Maritime, to pay dividends to New General Maritime;

•	the portion of the dividend covenant that currently allows General Maritime to pay dividends at a rate of up to $0.50 per common share per quarter will allow New General Maritime to pay dividends on shares of its common stock at up to the same rate;

•	the portion of the dividend covenant that currently allows General Maritime to pay additional dividends, including stock buy-backs, in an aggregate amount not to exceed the sum of $150 million plus 50% of cumulative net excess cash flow after February 16, 2007 will allow New General Maritime to pay such additional dividends in an aggregate amount not to exceed the sum of $150 million plus 50% of cumulative net excess cash flow after January 1, 2007; and

•	certain representations and warranties will be revised to reflect changes, including the structure of the resulting entities, following the consummation of the proposed transaction.

Under the amended credit agreement, among other things, if the proposed transaction is consummated and General Maritime has taken the required actions described below, then General Maritime’s existing 2005

Credit Agreement, as amended to date, will be amended and restated in its entirety. Among other conditions, New General Maritime is required to pledge General Maritime’s common stock, deliver amended vessel mortgages and complete definitive documentation in order for the amended credit agreement to become effective. If the proposed transaction is not consummated or the other conditions precedent to closing described above are not satisfied, General Maritime’s 2005 Credit Agreement, as amended, will remain in effect until its scheduled maturity in 2012.

On September 25, 2008, Arlington, the lender under its secured credit facility and certain subsidiaries of Arlington entered into an agreement under which the lender under Arlington’s secured credit facility consented to the proposed transaction. Pursuant to the terms of such agreement, among other things, the margin will be increased to 1.25% per year and Arlington will be required to pay a 1% prepayment fee if the loan under its secured credit facility is prepaid within two years of September 25, 2008 and the secured credit facility will be amended, restated or otherwise modified to incorporate the foregoing and to give effect to the transactions contemplated by the merger agreement. Each of the amendments described above will become effective only upon the closing of the proposed transaction.

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of the proposed transaction, the operations of New General Maritime, and the ownership and disposition of New General Maritime common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, no Marshall Islands withholding tax or income tax will be imposed on any of New General Maritime, General Maritime, Arlington, or their respective shareholders as a result of the proposed transaction. In addition, New General Maritime will not be subject to tax in the Marshall Islands on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by New General Maritime to our shareholders or with respect to proceeds from the disposition of New General Maritime common stock.

Bermuda Tax Considerations

The following are the material Bermuda tax consequences of the proposed transaction, the operations of New General Maritime, and the ownership and disposition of New General Maritime common stock. Arlington is incorporated in Bermuda. Under current Bermuda law, no Bermuda withholding tax or income tax will be imposed on any of New General Maritime, General Maritime, Arlington, or their respective shareholders as a result of the proposed transaction. In addition, Bermuda currently imposes no tax on exempted corporations. Arlington has obtained an assurance from the Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Arlington or Arlington’s Bermuda subsidiaries until March 28, 2016. Such assurance will extend to Arlington after its amalgamation with amalgamation sub. Arlington cannot assure you that either Arlington or its Bermuda subsidiaries will not be subject to any Bermuda tax after that date.

Material United States Federal Income Tax Consequences to Shareholders

In the opinions of Kramer Levin Naftalis & Frankel LLP and Wilmer Cutler Pickering Hale and Dorr LLP, subject to the qualifications and limitations in their opinions attached as Exhibits 8.1 and 8.2, respectively, to the registration statement of which this joint proxy statement/prospectus forms a part, the following are the material United States federal income tax consequences generally applicable to persons who hold General Maritime common stock or Arlington common shares or will hold New General Maritime common stock of (i) the proposed transaction; and (ii) the ownership and disposition of New General Maritime common stock. The following is based on the Code, Treasury Regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any of these changes could alter the tax consequences set forth in this joint proxy statement/prospectus. The following assumes that the General Maritime merger, the Arlington amalgamation and related transactions will be completed on the terms and conditions of the merger agreement and as described in this joint proxy statement/prospectus without waiver or modification of any of such terms or conditions.

The following does not address all aspects of U.S. federal income taxation that may be relevant to a particular shareholder and, except where specifically noted, does not address the effects of any state, local or non-U.S. tax laws. In addition, the following relates to persons who hold General Maritime common stock or Arlington common shares and will hold New General Maritime common stock as capital assets (as defined in Section 1221 of the Code). The tax treatment of a General Maritime, Arlington, or New General Maritime shareholder may vary depending upon the shareholder’s particular situation, and some shareholders may be subject to special rules not discussed below, including, for example, partners of partnerships that hold General Maritime common stock or Arlington common shares, or will hold New General Maritime common stock, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, traders in securities, persons whose functional currency is not the United States dollar, persons who hold General Maritime common stock or Arlington common shares, or who will hold New General Maritime common shares, as part of a hedge, straddle, conversion, constructive sale, synthetic security or other integrated transaction, and individuals who received General Maritime common stock or Arlington common shares, or who will receive New General Maritime common stock, pursuant to the exercise of employee stock options or otherwise as compensation.

For purposes of the following, the term “U.S. Holder” means a beneficial owner of General Maritime common stock, Arlington common shares, or New General Maritime common stock that is, for United States federal income tax purposes, (i) an individual U.S. citizen or resident, (ii) a U.S. corporation or other U.S. entity taxable as a corporation, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding General Maritime common stock or Arlington common shares, you are encouraged to consult your tax advisor. A beneficial owner of General Maritime common stock, Arlington common shares, or New General Maritime common stock (other than a partnership) that is not a U.S. Holder is referred to below as a “Non-U.S. Holder.”

Consequences of the Proposed Transaction

The obligation of General Maritime to complete the General Maritime merger is conditioned upon the receipt of an opinion, dated as of the date of the General Maritime merger, of Kramer Levin Naftalis & Frankel LLP, subject to the assumptions and qualifications set forth below and in such opinion, to the effect that the General Maritime merger and the Arlington amalgamation will qualify as reorganizations within the meaning of Section 368(a) of the Code. The obligation of Arlington to complete the Arlington amalgamation is conditioned upon the receipt of an opinion, dated as of the date of the Arlington amalgamation, of Wilmer Cutler Pickering Hale and Dorr LLP, subject to the assumptions and qualifications set forth below and in such opinion, to the effect that the General Maritime merger and Arlington amalgamation will qualify as reorganizations within the meaning of Section 368(a) of the Code. The opinions will be based on, among other things, current provisions of the Code, Treasury Regulations promulgated under the Code, administrative rulings and pronouncements and judicial decisions as of the date thereof, all of which are subject to change, possibly with retroactive effect, as well as facts existing as of the date of the opinions, various representations as to factual matters made by General Maritime and Arlington and the assumption that the proposed transaction is completed in accordance with the terms and conditions of the merger agreement and as described in this joint proxy statement/prospectus without waiver or modification of any of such terms and conditions. These representations or this assumption, if incorrect in certain material respects, could jeopardize the conclusions reached in the opinions, and the U.S. federal income tax consequences of the merger could be adversely affected. Neither General Maritime nor Arlington will seek a ruling from the IRS as to the United States federal income tax consequences of the proposed transaction, and the opinions are not binding on the

IRS or the courts. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

Provided the General Maritime merger and the Arlington amalgamation qualify as reorganizations within the meaning of Section 368(a) of the Code, the following material United States federal income tax consequences will result from the proposed transaction:

Consequences of the General Maritime Merger

•	General Maritime shareholders will not recognize any gain or loss on the exchange of General Maritime common stock for New General Maritime common stock in the General Maritime merger (except for gain or loss with respect to cash received in lieu of fractional shares);

•	the aggregate tax basis of New General Maritime common stock received by a General Maritime shareholder, including any fractional share of New General Maritime common stock deemed received, pursuant to the General Maritime merger, will equal such General Maritime shareholder’s aggregate tax basis in the General Maritime common stock surrendered in exchange;

•	the holding period of New General Maritime common stock received by a General Maritime shareholder, including any fractional share of New General Maritime common stock deemed received, pursuant to the General Maritime merger, will include the holding period of the General Maritime common stock surrendered in exchange;

•	a General Maritime shareholder who receives cash in lieu of a fractional share of New General Maritime common stock pursuant to the General Maritime merger will be treated as having received that cash in exchange for such fractional share and (i) if such shareholder is a U.S. Holder, generally will recognize capital gain or loss on the deemed exchange in an amount equal to the difference between the amount of cash received and the basis of the General Maritime stock allocable to such fractional share; and (ii) if such shareholder is a Non-U.S. Holder, will not be subject to U.S. income or withholding tax except as set forth below under the section captioned “Ownership of New General Maritime Common Stock — Non-U.S. Holders”; and

•	no income, gain or loss will be recognized by General Maritime, Arlington, or New General Maritime as a result of the transfer to General Maritime shareholders of New General Maritime common stock pursuant to the General Maritime merger.

Consequences of the Arlington Amalgamation

•	Arlington shareholders will not recognize any gain or loss on the exchange of Arlington common shares for New General Maritime common stock in the Arlington amalgamation (except for gain or loss with respect to cash received in lieu of fractional shares);

•	the aggregate tax basis of New General Maritime common stock received by an Arlington shareholder, including any fractional share of New General Maritime common stock deemed received, pursuant to the Arlington amalgamation, will equal such Arlington shareholder’s aggregate tax basis in the Arlington common shares surrendered in exchange;

•	the holding period of New General Maritime common stock received by an Arlington shareholder, including any fractional share of New General Maritime common stock deemed received, pursuant to the Arlington amalgamation, will include the holding period of the Arlington common shares surrendered in exchange;

•	an Arlington shareholder who receives cash in lieu of a fractional share of New General Maritime common stock pursuant to the General Maritime merger will be treated as having received that cash in exchange for such fractional share and (i) if such shareholder is a U.S. Holder, generally will recognize capital gain or loss on the deemed exchange in an amount equal to the difference between the amount of cash received and the basis of the Arlington shares allocable to such fractional share; and (ii) if such shareholder is a

Non-U.S. Holder, will not be subject to U.S. income or withholding tax except as set forth below under the section captioned “Ownership of New General Maritime Common Stock — Non-U.S. Holders”; and

•	no income, gain or loss will be recognized by General Maritime, Arlington, or New General Maritime as a result of the transfer to Arlington shareholders of New General Maritime common stock pursuant to the Arlington amalgamation.

The tax consequences of the proposed transaction may be different under the tax laws of jurisdictions other than the United States. Shareholders are urged to consult their own tax advisors.

Ownership of New General Maritime Common Stock

U.S. Holders

Distributions

Subject to the discussion of PFICs below, any distributions made by New General Maritime with respect to its common stock to a U.S. Holder will generally constitute dividends to the extent of New General Maritime’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his, her or its common stock, and thereafter as capital gain. Because New General Maritime is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from New General Maritime. Amounts taxable as dividends generally will be treated as foreign source “passive income” for U.S. foreign tax credit purposes.

Dividends paid on New General Maritime’s common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates (through 2010), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE, on which New General Maritime common stock will be traded); (2) New General Maritime is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe it will be); (3) the U.S. Non-Corporate Holder’s holding period of the common stock includes more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that (i) any dividends paid on New General Maritime common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible, or (ii) the preferential rate on dividends will not be repealed prior to the scheduled expiration date or expire on such date. Any dividends New General Maritime pays out of earnings and profits which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of New General Maritime common stock — paid by New General Maritime. If New General Maritime pays an “extraordinary dividend” on its common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Dispositions of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other taxable disposition of New General Maritime common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Long-term capital gains of U.S. Non-Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company

New General Maritime will be a PFIC if either:

•	75% or more of its gross income in a taxable year consists of “passive income” (generally including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury regulations); or

•	at least 50% of its assets in a taxable year (averaged over the year and generally determined based upon value) produce or are held for the production of passive income.

For purposes of determining whether New General Maritime is a PFIC, New General Maritime will be treated as earning and owning its proportionate share of the income and assets, respectively, of its subsidiaries that have made special U.S. tax elections to be disregarded as separate entities (as described above) as well as of any other corporate subsidiary in which New General Maritime owns at least 25% of the value of the subsidiary’s stock. For purposes of these tests, income derived from the performance of services does not constitute passive income. By contrast, rental income would generally constitute passive income unless New General Maritime were treated under specific rules as deriving its rental income in the active conduct of a trade or business. Based on the existing operations of General Maritime and Arlington and certain estimates of the gross income and gross assets of New General Maritime, we do not believe that New General Maritime will be a PFIC with respect to any taxable year. In this regard, we intend to treat New General Maritime’s income from the time and spot charter of vessels as services income, rather than rental income. Accordingly, we believe that such income does not constitute passive income, and that the assets that New General Maritime will own and operate in connection with the production of that income, primarily its vessels, do not constitute passive assets for purposes of determining whether New General Maritime is a PFIC.

There is, however, no direct legal authority under the PFIC rules addressing New General Maritime’s method of operation. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that New General Maritime is a PFIC. Moreover, because there are uncertainties in the application of the PFIC rules, because the PFIC test is an annual test, and because, although we intend to manage New General Maritime’s business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of New General Maritime’s operations in future years, there can be no assurance that New General Maritime will not become a PFIC in any taxable year.

If New General Maritime were to be treated as a PFIC for any taxable year (and regardless of whether New General Maritime remains a PFIC for subsequent taxable years), each U.S. Holder who is treated as owning New General Maritime stock for purposes of the PFIC rules would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions (i.e., the portion of any distributions received by the U.S. Holder on New General Maritime common stock in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the common stock) and on any gain from the disposition of New General Maritime common stock, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. Holder’s holding period of New General Maritime common stock.

The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. Holder who has made a timely “qualified electing fund” (“QEF”) election for all taxable years that the holder has held its common stock and New General Maritime were a PFIC. Instead, each U.S. Holder who has made a timely QEF election is required for each taxable year to include in income a pro rata share of New General Maritime’s ordinary earnings as ordinary income and a pro rata share of New General Maritime’s net capital gain as long term capital gain, regardless of whether New General Maritime has made any distributions of the earnings or gain. The U.S. Holder’s basis in New General Maritime common stock will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis of the common stock and will not be taxed again once distributed. A U.S. Holder making a QEF election would generally recognize capital gain or loss on the sale, exchange or other disposition of New General Maritime common stock. If we determine that New General Maritime is a PFIC for any taxable year, we may provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Alternatively, if New General Maritime were to be treated as a PFIC for any taxable year and provided that its common stock is treated as “marketable,” which we believe will be the case, a U.S. Holder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the common stock at the close of any taxable year over the U.S. Holder’s adjusted tax basis in the common stock is included in the U.S. Holder’s income as ordinary income. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the common stock is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Holder included in income in prior years. A U.S. Holder’s tax basis in its common stock would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of New General Maritime common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

A U.S. Holder who holds New General Maritime common stock during a period when New General Maritime is a PFIC generally will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Holder’s holding of New General Maritime common stock, even if New General Maritime ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a mark-to-market or QEF election. U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including as to the advisability of choosing to make a QEF or mark-to-market election.

Non-U.S. Holders

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from New General Maritime on New General Maritime common stock unless the income is effectively connected income (and, if a treaty applies, the income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States).

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of New General Maritime common stock, unless either:

•	the gain is effectively connected income (and, if a treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Effectively connected income (and, if applicable, income that is attributable to a permanent establishment in the United States) will generally be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. Holders. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders may be subject to tax in jurisdictions other than the United States on dividends received from New General Maritime on New General Maritime common stock and on any gain realized upon the sale, exchange or other disposition of New General Maritime common stock.

Backup Withholding and Information Reporting

In general, payments of distributions on, and the proceeds of a disposition of, New General Maritime common stock will be subject to U.S. federal income tax information reporting requirements if you are a Non-Corporate U.S. Holder. Such payments may also be subject to U.S. federal backup withholding tax if you are a Non-Corporate U.S. Holder and you:

•	fail to provide us with an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	fail to comply with applicable certification requirements.

Non-U.S. Holders generally will be subject to information reporting with respect to distributions on New General Maritime common stock. Non-U.S. Holders may be required to establish their exemption from information reporting on proceeds of a disposition of New General Maritime common stock and from backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

General Maritime shareholders and Arlington shareholders are urged to consult their tax advisors concerning the United States federal, state and local and non-U.S. tax consequences to them of the proposed transaction and of owning New General Maritime common stock.

Material United States Federal Income Tax Considerations Relating to New General Maritime

The following sets forth the material United States federal income tax consequences relating to the operations of New General Maritime. The following is based on the Code, Treasury Regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any of these changes could alter the tax consequences set forth in this joint proxy statement/prospectus. The discussion below assumes that the General Maritime merger, the Arlington amalgamation and related transactions will be completed on the terms and conditions of the merger agreement and as described in this joint proxy statement/prospectus without waiver or modification of any of such terms or conditions.

The following does not address all aspects of U.S. federal income taxation that may be relevant to New General Maritime and, except where specifically noted, does not address the effects of any state, local or non-U.S. tax laws.

Special U.S. tax elections have been or will be made in respect of New General Maritime’s subsidiaries following completion of or in connection with the proposed transaction, the effect of which for U.S. federal income tax purposes will be to disregard the subsidiaries for which elections have been made as separate taxable entities from that of their direct or indirect parent, New General Maritime. Therefore, for purposes of the following discussion, New General Maritime, and not its subsidiaries subject to this special election, will be treated as the owner and operator of vessels held by such subsidiaries and as receiving the income from these vessels.

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income tax in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States, which we refer to as “U.S. source shipping income.”

For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes U.S. source shipping income.

No portion of shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be U.S. source shipping income. Such shipping income will not be subject to any U.S. federal income tax.

Shipping income attributable to transportation exclusively between U.S. ports will be considered to be 100% derived from U.S. sources. However, due to prohibitions under U.S. law, we do not engage in transportation of cargo that produces 100% U.S. source shipping income.

Unless exempt from tax under Section 883 of the Code, our gross U.S. source shipping income generally would be subject to a 4% tax imposed without allowance for deductions, unless such income is “effectively connected” with the conduct of a U.S. trade or business, as described below.

Section 883 Exemption

Under Section 883 and the regulations thereunder, a foreign corporation will be exempt from U.S. federal income taxation on its U.S. source shipping income if:

(1)	it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883, and to which we refer as the “Country of Organization Test”; and

(2) either:

(a)	more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders, which includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”;

(b)	its stock is “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly Traded Test”; or

(c)	it is a “controlled foreign corporation” and it satisfies an ownership test to which, collectively, we refer as the “CFC Test.”

The Marshall Islands, the jurisdiction where New General Maritime is incorporated, has been officially recognized by the IRS as a qualified foreign country that currently grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we expect New General Maritime to earn in the future. Therefore, New General Maritime will satisfy the Country of Organization Test and will be exempt from U.S. federal income taxation with respect to its U.S. source shipping income if it is able to satisfy any one of the 50% Ownership Test, the Publicly Traded Test or the CFC Test.

We believe that New General Maritime will satisfy the Publicly Traded Test, as discussed below. We do not currently anticipate circumstances under which New General Maritime would be able to satisfy either the 50% Ownership Test or the CFC Test.

For purposes of the Publicly Traded Test, the regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of each such class of stock that are traded during that year on established securities markets in any other single country. New General Maritime common stock, which will be the combined company’s sole class of issued and outstanding stock, will be “primarily traded” on the NYSE.

New General Maritime common stock will be considered to be “regularly traded” on an established securities market if (1) more than 50% of the outstanding shares of New General Maritime common stock are listed on such market; (2) the New General Maritime common stock is traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (3) the aggregate number of shares of New General Maritime common stock traded on such market during the taxable year is at least 10% of the average number of shares of New General Maritime common stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. The regulations provide that the trading frequency and trading volume tests will be deemed satisfied if New General Maritime common stock is regularly quoted by dealers making a market in New General Maritime stock.

Subject to the Five Percent Override Rule described below, we anticipate that New General Maritime will satisfy these tests and that, as a result, New General Maritime common stock will be considered to be “regularly traded” on the NYSE.

Notwithstanding the above, New General Maritime common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of New General Maritime stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the outstanding New General Maritime common stock, which we refer to as the “Five Percent Override Rule.”

For purposes of identifying the persons who actually or constructively own 5% or more of New General Maritime stock, or “5% shareholders,” we may rely on Schedule 13G and Schedule 13D filings with the SEC. An investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for these purposes.

In the event the 50% ownership threshold is met, the Five Percent Override Rule will nevertheless not apply if we can establish that there are sufficient 5% shareholders that are considered to be “qualified shareholders” for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of New General Maritime stock for more than half the number of days during the taxable year.

We believe that, based on the current ownership of General Maritime and of Arlington, the Five Percent Override rule will not be triggered with respect to the ownership of common stock of New General Maritime following consummation of the proposed transaction for 2008. However, if 5% shareholders were to own 50% or more of the common stock of New General Maritime for more than half the days of any future taxable year, the Five Percent Override Rule would be triggered. If the Five Percent Override Rule were triggered, we believe we would have significant difficulty in satisfying the exception described in the immediately preceding paragraph and, therefore, would not qualify for the Publicly Traded Test.

Taxation in Absence of Section 883 Exemption

If the exemption under Section 883 does not apply, New General Maritime’s gross U.S. source shipping income would be subject to a 4% tax, without allowance for deductions, unless such income is effectively connected with the conduct of a U.S. trade or business (“effectively connected income”), as described below. Since under the sourcing rules described above no more than 50% of New General Maritime’s shipping income would be treated as being U.S. source shipping income, the maximum effective rate of U.S. federal income tax on our non-effectively connected shipping income would never exceed 2%.

To the extent New General Maritime’s U.S. source shipping income, or other income it may have, is considered to be effectively connected income, as described below, any such income, net of applicable deductions, would be subject to the U.S. federal corporate income tax, currently imposed at rates of up to 35%. In addition, New General Maritime may be subject to a 30% “branch profits” tax on such income, and on certain interest paid or deemed paid attributable to the conduct of such trade or business.

New General Maritime’s U.S. source shipping income would be considered effectively connected income only if:

•	New General Maritime has, or is considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and

•	substantially all of New General Maritime’s U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend for New General Maritime to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on our current shipping operations and the expected mode of New General Maritime’s future shipping operations and other activities, we believe that none of New General Maritime’s U.S. source shipping income will constitute effectively connected income. However, New General Maritime may from time to time generate non-shipping income that may be treated as effectively connected income.

Gain on Sale of Vessels

Provided New General Maritime qualifies for exemption from tax under Section 883 in respect of its shipping income, gain from the sale of a vessel likewise should be exempt from tax under Section 883. If, however, New General Maritime’s shipping income does not, for whatever reason, qualify for exemption under Section 883, and assuming that any gain derived from the sale of a vessel is attributable to its U.S. office, as we believe likely would be the case as New General Maritime currently is expected to be structured, then such gain will be treated as effectively connected income (determined under rules different from those discussed above) and subject to the net income and branch profits tax regime described above.

Accounting Treatment

The proposed transaction will be accounted for as a purchase of Arlington under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of Arlington will be recorded in the combined company’s financial statements, as of the completion of the proposed transaction, at their respective fair values. Reported financial condition and results of operations of the combined company issued after completion of the proposed transaction will reflect each of General Maritime’s and Arlington’s balances and results subsequent to the completion of the proposed transaction, but will not be retroactively revised to reflect the historical financial position or results of the operations of General Maritime and Arlington combined prior to completion of the proposed transaction. Following the completion of the proposed transaction, the earnings of the combined company will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets.

Principal Corporate Offices

After completion of the proposed transaction, New General Maritime will maintain the headquarters and principal corporate offices of General Maritime in New York, New York.

Workforce and Employee Benefit Matters

Continuation of Agreements

After the completion of the proposed transaction, New General Maritime will honor all obligations of General Maritime and its subsidiary, General Maritime Management, and Arlington under any employment agreements, collective bargaining agreements, employee benefit plans (as they may be amended in accordance with the proposed transaction) and commitments of General Maritime and its subsidiary, General Maritime Management LLC, and Arlington existing as of the date of the merger agreement (or as established or amended in accordance with the merger agreement) that apply to any current or former employee, or current or former director of General Maritime and Arlington or any of their subsidiaries.

Employee Benefit Plans

After the completion of the proposed transaction, the employees of Arlington will be eligible to participate in the employee benefit plans of General Maritime, including the 401(k) plan, health plans and the stock incentive plan. Arlington’s 401(k) plan will be terminated before the completion of the proposed transaction and the participants will be eligible to participate in General Maritime’s 401(k) plan, to the extent they still are employed by Arlington or New General Maritime. The General Maritime Amended and Restated 2001 Stock Incentive Plan, as amended and restated, effective March 30, 2006, will be amended as of the completion of the proposed transaction so that future awards relate to shares of New General Maritime common stock and the plan is administered by the board of directors and Compensation Committee of New General Maritime.

Treatment of General Maritime Stock Options and Other Equity-Based Awards in the Proposed Transaction

The proposed transaction will have no substantial effect on outstanding awards under the General Maritime Amended and Restated 2001 Stock Incentive Plan, as amended. Awards under the plan (of stock options and restricted stock) will be converted into equivalent grants with respect to New General Maritime common stock, but all the terms of the awards will remain the same.

Each General Maritime stock option will become an option to purchase shares of New General Maritime common stock with the following adjustments: The number of General Maritime common shares currently subject to the options will be multiplied by 1.34 (the same ratio that applies to outstanding shares of General Maritime stock), rounded down to the nearest whole share, and the exercise price per share of your option will be divided by 1.34, rounded up to the nearest whole cent. For example, an option to purchase 1,500 shares of General Maritime common stock for an exercise price of $14.58 per share would be converted in an option to purchase 2,010 shares (1,500 x 1.34) of New General Maritime common stock with an exercise price of $10.89 per share (14.58 ÷ 1.34, rounded up to the nearest whole cent). All the other terms of your stock options, including the vesting schedule, will remain the same.

Each share of restricted stock will be converted into 1.34 shares of New General Maritime common stock at the same time and in the same manner as other shares of General Maritime common stock. All other terms of your restricted stock, including the vesting schedule, will remain the same.

Resale of New General Maritime Stock

The issuance of the shares of New General Maritime common stock that current General Maritime shareholders and Arlington shareholders will receive in the proposed transaction will have been registered under the Securities Act. Therefore, these shares may be traded in normal market and brokerage transactions by any former General Maritime shareholders or Arlington shareholders following the consummation of the proposed transaction as long as that person is not deemed to be an “affiliate” of either General Maritime or Arlington under the Securities Act. An “affiliate,” as defined by the rules promulgated under the Securities Act, is a person who, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, General Maritime or Arlington. Persons who are affiliates of General Maritime or Arlington at the time the merger agreement is submitted to the vote of their respective shareholders may not sell their shares of New General Maritime common stock acquired in the proposed transaction except pursuant to an effective registration statement under the Securities Act, or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rules 144 and 145 promulgated by the SEC under the Securities Act. Affiliates generally include directors, executive officers and beneficial owners of 10% or more of any class of capital stock.

This joint proxy statement/prospectus does not cover any resale of New General Maritime common stock received in the proposed transaction by any person that may be deemed to be an affiliate of General Maritime or Arlington.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
DIRECTORS AND EXECUTIVE OFFICERS

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of General Maritime

The following table sets forth certain information regarding the beneficial ownership of General Maritime common stock as of October 30, 2008 of:

•	each person, group or entity known to General Maritime to beneficially own more than 5% of our stock;

•	each of General Maritime’s directors;

•	each of the following executive officers, who are sometimes referred to as the named executive officers: General Maritime’s Chairman, Chief Executive Officer and President; the Chief Executive Officer of General Maritime’s tanker operating subsidiary, General Maritime Management LLC; General Maritime’s Executive Vice President and Chief Financial Officer; General Maritime’s Executive Vice President, Chief Administrative Officer, Treasurer and Secretary; and the Senior Vice President, Head of Commercial Department of General Maritime Management LLC; and

•	all of General Maritime’s current directors and named executive officers as a group.

As of October 30, 2008, a total of 31,323,758 shares of General Maritime common stock were outstanding. Each share of General Maritime common stock is entitled to one vote on matters on which General Maritime common shareholders are eligible to vote. The amounts and percentages of General Maritime common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of that security, or “investment power,” which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any securities as to which that person has a right to acquire beneficial ownership presently or within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed to be the beneficial owner of securities as to which that person has no economic interest.

	Amount of		Percentage of
	Common Stock		Common Stock
Name and Address of Beneficial Owner(1)	Beneficially Owned		Outstanding(2)

Peter C. Georgiopoulos	3,985,701	(3)	12.7%
John P. Tavlarios	319,481	(4)	1.0%
Jeffrey D. Pribor	89,387	(5)	*
John C. Georgiopoulos	134,693	(6)	*
Peter S. Bell	40,193	(7)	*
William J. Crabtree	14,525	(8)	*
Rex W. Harrington	18,350	(8)	*
John O. Hatab	10,100	(9)	*
Peter S. Shaerf	17,100	(10)	*
FMR LLC(11)	4,534,800		14.5%
NFJ Investment Group LP(12)	1,985,200		6.3%
All current directors and named executive officers as a group (9 persons)	4,629,530		14.8%

*	Less than 1% of the outstanding shares of common stock.

(1)	Unless otherwise indicated the business address of each beneficial owner identified is c/o General Maritime Corporation, 299 Park Avenue, Second Floor, New York, New York 10171.

(2)	Based on 31,323,758 shares outstanding as of October 30, 2008.

(3)	Includes 500,000 restricted shares of General Maritime common stock granted on November 26, 2002, which will vest on November 26, 2009; 150,000 restricted shares of General Maritime common stock granted on February 9, 2005, which will vest on November 16, 2014; 350,000 restricted shares of General Maritime common stock granted on April 6, 2005, which will vest on December 31, 2014; 250,000 restricted shares of General Maritime common stock granted on December 21, 2005, which will vest on November 15, 2015; 150,000 restricted shares of General Maritime common stock granted on December 18, 2006, which will vest on November 15, 2016; 77,908 restricted shares of General Maritime common stock granted on April 2, 2007, which will vest on November 15, 2016; and 240,000 restricted shares of General Maritime common stock granted on December 21, 2007, which will vest on November 15, 2017. The foregoing grants are subject to accelerated vesting under certain circumstances set forth in the relevant grant agreement. Also includes 2,267,793 shares pledged as security for personal bank loans.

(4)	Includes 125,000 restricted shares of General Maritime common stock granted on November 26, 2002, which will vest on November 26, 2009; 50,000 restricted shares of General Maritime common stock granted on February 9, 2005, which will vest in five equal installments commencing on November 16, 2005 and on each of the four anniversaries thereafter; 50,000 restricted shares of General Maritime common stock granted on December 21, 2005, which will vest in five equal installments commencing on November 15, 2006 and on each of the four anniversaries thereafter; 30,000 restricted shares of General Maritime common stock granted on December 18, 2006, which will vest in five equal installments commencing on November 15, 2007 and on each of the four anniversaries thereafter; 15,581 restricted shares of General Maritime common stock granted on April 2, 2007, which will vest in equal installments on the first five anniversaries of November 15, 2006; and 48,000 restricted shares of General Maritime common stock granted on December 21, 2007, which will vest in equal installments on the first five anniversaries of November 15, 2007. The foregoing grants are subject to accelerated vesting under certain circumstances set forth in the relevant grant agreement.

(5)	Includes 10,000 restricted shares of General Maritime common stock granted on February 9, 2005, which will vest in five equal installments commencing on November 16, 2005 and on each of the four anniversaries thereafter; 18,000 restricted shares of General Maritime common stock granted on December 21, 2005, which will vest in five equal installments commencing on November 15, 2006 and on each of the four anniversaries thereafter; 20,000 restricted shares of General Maritime common stock granted on December 18, 2006, which will vest in five equal installments commencing on November 15, 2007 and on each of the four anniversaries thereafter; 10,387 restricted shares of General Maritime common stock granted on April 2, 2007, which will vest in equal installments on the first five anniversaries of November 15, 2006; and 30,000 restricted shares of General Maritime common stock granted on December 21, 2007, which will vest in equal installments on the first five anniversaries of November 15, 2007. The foregoing grants are subject to accelerated vesting under certain circumstances set forth in the grant agreement.

(6)	Includes 10,000 restricted shares of General Maritime common stock granted on February 9, 2005, which will vest in five equal installments commencing on November 16, 2005 and on each of the four anniversaries thereafter; 15,000 restricted shares of General Maritime common stock granted on December 21, 2005, which will vest in five equal installments commencing on November 15, 2006 and on each of the four anniversaries thereafter; and 10,000 restricted shares of General Maritime common stock granted on December 18, 2006, which will vest in five equal installments commencing on November 15, 2007 and on each of the four anniversaries thereafter; 5,193 restricted shares of General Maritime common stock granted on April 2, 2007, which will vest in equal installments on the first five anniversaries of November 15, 2006. The foregoing grants are subject to accelerated vesting under certain circumstances set forth in the relevant grant agreement.

(7)	Includes 10,000 restricted shares of General Maritime common stock granted on December 21, 2005, which will vest in five equal installments commencing on November 15, 2006 and on each of the four anniversaries thereafter; 10,000 restricted shares of General Maritime common stock granted on December 18, 2006, which will vest in five equal installments commencing on November 15, 2007 and on each of the four anniversaries thereafter; 5,193 restricted shares of General Maritime common stock granted on April 2, 2007, which will vest in equal installments on the first five anniversaries of November 15, 2006; and 15,000 restricted shares of General Maritime common stock granted on December 21, 2007, which will vest in equal installments on the first five anniversaries of November 15, 2007. The foregoing grants are subject to accelerated vesting under certain circumstances set forth in the grant agreement.

(8)	In accordance with SEC rules, this number includes 1,250 shares of General Maritime common stock that may be acquired pursuant to stock options that are or will become exercisable within 60 days. Includes 3,250 restricted shares of General Maritime common stock granted on May 14, 2008, which will generally vest on the earlier of May 14, 2009 and the date of the 2009 Annual Meeting of General Maritime Shareholders. The foregoing grants are subject to accelerated vesting under certain circumstances set forth in the relevant grant agreement.

(9)	Includes 3,250 restricted shares of General Maritime common stock granted on May 14, 2008, which will generally vest on the earlier of May 14, 2009 and the date of the 2009 Annual Meeting of General Maritime Shareholders.

(10)	In accordance with SEC rules, this number includes 2,500 shares of General Maritime common stock that may be acquired pursuant to stock options that are or will become exercisable within 60 days. Includes 3,250 restricted shares of General Maritime common stock granted on May 14, 2008, which will generally vest on the earlier of May 14, 2009 and the date of the 2009 Annual Meeting of General Maritime Shareholders. The foregoing grants are subject to accelerated vesting under certain circumstances set forth in the relevant grant agreement.

(11)	Information regarding share ownership was obtained from the Schedule 13G/A filed jointly on February 14, 2008 by FMR LLC and Mr. Edward Johnson III, each of whose address is 82 Devonshire Street, Boston, Massachusetts 02109. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,328,800 shares or 13.82% of the outstanding General Maritime common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Leveraged Co Stock Fund, amounted to 2,849,200 shares or 9.1% of General Maritime common stock. Fidelity Leveraged Co Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 4,328,800 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Pyramis Global Advisors Trust Company (“PGATC”), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 206,000 shares or 0.66% of General Maritime common stock as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 206,000 shares and sole power to vote or to direct the voting of 206,000 shares of General Maritime common stock owned by the institutional accounts managed by PGATC as reported above.

(12)	Information regarding share ownership was obtained from the Schedule 13G/A filed on April 16, 2008 by NFJ Investment Group L.P., whose address is 2100 Ross Avenue, Suite 700, Dallas, TX 75201. NFJ

Investment Group L.P. is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended. The securities reported herein are held by certain investment advisory clients or discretionary accounts of which NFJ is the investment advisor. Investment advisory contracts grant to NFJ all voting and/or investment power of the securities held by such clients or in such counts and, as a result, NFJ may be deemed to be the beneficial owner of such securities within the meaning of Rule 13d-3 under the Act.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of Arlington

The table below provides the number and percentage of Arlington’s common shares, as of October 30, 2008, beneficially owned by (i) each person, entity or group of affiliated persons or entities known to Arlington to beneficially own more than 5% of the outstanding common shares, (ii) each person who is currently a director of Arlington, (iii) Arlington’s Chief Executive Officer, President and Chief Financial Officer and Arlington’s former President and Co-Chief Executive Officer and (iv) all of Arlington’s current directors and executive officers as a group.

		Percentage of
	Amount of Common	Common
	Shares Beneficially	Shares
Name and Address of Beneficial Owner(1)	Owned(2)	Outstanding

Stena and Concordia entities and related persons(3)	2,787,772	18.0
Wellington Management Company, LLP(4)	1,688,285	10.9
Bank of America Corporation(5)	1,608,708	10.4
NB Holdings Corporation(6)	1,608,708	10.4
U.S. Trust Corporation(7)	1,135,732	7.3
Michael K. Drayton	1,985	*
E. Grant Gibbons	0	*
Stephen O. Jaeger	3,000	*
Arthur L. Regan(8)	3,000	*
Edward Terino	3,000	*
All current directors and executive officers as a group (4 persons)	7,985	*

*	Represents less than 1% of Arlington’s outstanding common shares.

(1)	Unless otherwise indicated, the address of each beneficial owner listed is c/o Arlington Tankers Ltd., First Floor, The Hayward Building, 22 Bermudiana Road, Hamilton HM 11, Bermuda.

(2)	The number of common shares beneficially owned by each person is determined under rules promulgated by the SEC. For each person, the “Amount of Shares Beneficially Owned” column may include common shares attributable to the person because of that person’s voting or investment power or other relationship. Unless otherwise indicated, each person in the table has sole voting and investment power over the shares listed. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named shareholder.

(3)	The shares listed were initially purchased by Stena Finance AB, an wholly-owned subsidiary of Stena AB, a Swedish company, and subsequently transferred to Stena (Switzerland) AG, a Swiss company, which is also an wholly-owned subsidiary of Stena AB. Based on the Schedule 13G filed by Stena (Switzerland) AG on May 12, 2008, the total amount of securities owned following the transactions reported includes 1,252,988 shares held by Stena (Switzerland) AG. Approximately 51% of the outstanding capital stock of Stena AB is beneficially owned by Dan Sten Olsson, approximately 24.5% is beneficially owned by Mr. Olsson’s sister, Madeleine Olsson Eriksson, and approximately 24.5% is beneficially owned by Mr. Olsson’s brother, Stefan Sten Olsson. Each reporting person disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein as defined in Rule 16a-1(a)(2)(i) under the Securities and Exchange Act of 1934, as amended. The total amount of securities owned following the transactions reported includes 767,392 shares held by each of CM V-Max I Ltd and CM V-Max II Ltd.

CM V-Max I Ltd and CM V-Max II Ltd are Bermuda companies and indirect wholly-owned subsidiaries of Concordia Maritime AB. Approximately 52% of the outstanding capital stock of Concordia Maritime AB (representing approximately 73% of the voting rights) is indirectly beneficially owned by Stena Sessan AB, a Swedish company, and the remaining 48% is publicly traded on the Stockholm Stock Exchange. Approximately 33.33% of the outstanding capital stock of Stena Sessan AB is beneficially owned by Stefan Sten Olsson, approximately 16.66% is beneficially owned by Dan Sten Olsson, approximately 16.66% is beneficially owned by Madeleine Olsson Eriksson, and the remaining 33.33% is beneficially owned equally by children of Dan Sten Olsson and Madeleine Olsson Eriksson. All of the information in this footnote is based on the Form 4 filed by Stena (Switzerland) AG (on behalf of each of the holders referenced by this footnote) on November 19, 2007. The address of the business office of each of Dan Sten Olsson, Madeleine Olsson Eriksson, Stefan Sten Olsson, Stena, Stena Sessan and Concordia is Masthuggskajen, SE-405 19 Gothenburg, Sweden. The address of the business office of each of Stena Switzerland is Bahnhofplatz, CH-6300 Zug, Switzerland. The address of the business office of each of V-Max I and V-Max II is c/o Codan Services Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

(4)	Based on the Schedule 13G filed by Wellington Management Company, LLP on February 14, 2008. The Schedule 13G states that Wellington has shared voting power over 908,185 of Arlington’s common shares and shared dispositive power over 1,688,285 of Arlington’s common shares. The address for Wellington Management Company LLP is 75 State Street Boston, MA 02109.

(5)	Based on the Schedule 13G filed by Bank of America Corporation, NB Holdings Corporation, Bank of America N.A., United States Trust Company, N.A., Banc of America Securities Holdings Corporation, Banc of America Securities LLC, Columbia Management Group, LLC and Columbia Management Advisors, LLC on February 11, 2008. The Schedule 13G states that Bank of America has shared voting power over 1,536,208 of Arlington’s common shares and shared dispositive power over 1,608,708 of Arlington’s common shares. The address for Bank of America is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

(6)	Based on the Schedule 13G filed by Bank of America Corporation, NB Holdings Corporation, Bank of America N.A., United States Trust Company, N.A., Banc of America Securities Holdings Corporation, Banc of America Securities LLC, Columbia Management Group, LLC and Columbia Management Advisors, LLC on February 11, 2008. The Schedule 13G states that Bank of America has shared voting power over 1,536,208 of Arlington’s common shares and shared dispositive power over 1,608,708 of Arlington’s common shares. The address for Bank of America is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

(7)	Based on the Schedule 13G filed by Bank of America Corporation, NB Holdings Corporation, Bank of America N.A., United States Trust Company, N.A., Banc of America Securities Holdings Corporation, Banc of America Securities LLC, Columbia Management Group, LLC and Columbia Management Advisors, LLC on February 11, 2008. The Schedule 13G states that U.S. Trust has sole voting power over 1,135,712 of Arlington’s common shares, and sole dispositive power over 1,135,712 of Arlington’s common shares. The address of US Trust is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

(8)	Mr. Regan resigned as President and Co-Chief Executive Officer effective August 17, 2007.

REGULATORY MATTERS

The proposed transaction is subject to the HSR Act. Under the HSR Act, certain acquisition transactions may not be consummated until required notification and report forms have been furnished to the Antitrust Division and the FTC, and until certain waiting periods have been terminated or have expired. The parties have provided the required notification and report forms, and the waiting period under the HSR Act commenced on August 14, 2008. On August 26, 2008, we received notice that the FTC and the Antitrust Division have granted early termination of the waiting period under the HSR Act. The termination or expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the proposed transaction on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed transaction. If the proposed transaction is not consummated within 12 months after the termination of the initial HSR Act waiting period, General Maritime and Arlington must submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period must expire or be terminated earlier before the proposed transaction could be consummated.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary. We urge you to read the merger agreement carefully in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the proposed transaction.

The representations and warranties described below and included in the merger agreement were made by Arlington and General Maritime to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by Arlington and General Maritime in connection with negotiating the terms of the merger agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, or may have been used for the purpose of allocating risk between Arlington and General Maritime rather than establishing matters as facts. The merger agreement is described in this joint proxy statement/prospectus and included as Appendix A only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information regarding Arlington, General Maritime or their respective businesses. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Arlington or General Maritime, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the documents that we incorporate by reference into this joint proxy statement/prospectus for information regarding Arlington and General Maritime and their respective businesses. See the section captioned “Where You Can Find More Information” beginning on page 167 of this joint proxy statement/prospectus.

The General Maritime Merger and the Arlington Amalgamation

The General Maritime Merger

Subject to the terms and conditions of the merger agreement and in accordance with Marshall Islands law, merger sub will merge with and into General Maritime. General Maritime will survive the General Maritime merger as a wholly-owned subsidiary of Galileo Holding Corporation, which will be renamed “General Maritime Corporation” upon the closing of the proposed transaction

The Arlington Amalgamation

Subject to the terms and conditions of the merger agreement and in accordance with Bermuda law, Arlington will amalgamate with amalgamation sub. The resulting amalgamated company will survive the Arlington amalgamation as a wholly-owned subsidiary of Galileo Holding Corporation named “Arlington Tankers Ltd.”

Consideration to be Received in the General Maritime Merger and the Arlington Amalgamation

The General Maritime Merger

•	General Maritime Common Stock. At the effective time of the General Maritime merger, each share of General Maritime common stock outstanding immediately prior to the effective time of the General Maritime merger (other than shares owned by General Maritime as treasury stock, shares owned by any subsidiary of General Maritime, and shares owned by Arlington, any subsidiary of Arlington, Galileo Holding Corporation, merger sub or amalgamation sub, in each case immediately prior to the effective time of the General Maritime merger) will be automatically converted into the right to receive 1.34 shares of New General Maritime common stock, other than shares of General Maritime common stock held by a holder who has delivered a written objection to the proposed corporate action and a demand for payment of such shares in accordance with Sections 100 and 101 of the MIBCA, and has not voted in favor of the adoption of the merger agreement, until such time as such holder fails to perfect or effectively withdraws or otherwise loses such holder’s right to payment under Sections 100 and 101 of the MIBCA.

•	Unvested Stock. At the effective time of the General Maritime merger, any shares of General Maritime common stock issued with respect to any unvested shares of General Maritime common stock awarded to employees, directors or consultants pursuant to any of General Maritime’s plans or arrangements and outstanding immediately prior to the effective time of the General Maritime merger will be converted into New General Maritime common stock and remain subject to the same terms, restrictions and vesting schedule as in effect immediately prior to the effective time of the General Maritime merger, except to the extent by their terms such unvested shares of General Maritime common stock vest at the effective time of the General Maritime merger.

•	Treatment of General Maritime Stock Plans. At the effective time of the General Maritime merger, each outstanding option to purchase General Maritime common stock and all stock option plans or other stock or equity-related plans of General Maritime will be assumed by New General Maritime and will become an option to acquire, on the same terms and conditions as were applicable under the General Maritime stock option immediately prior to the General Maritime merger, the same number of shares of New General Maritime as the holder of the General Maritime stock option would have been entitled to receive pursuant to the General Maritime merger had the holder exercised the option in full immediately prior to the effective time of the General Maritime merger, at a price per share equal to the quotient of:

•	the aggregate exercise price for the shares of General Maritime common stock purchasable pursuant to such General Maritime stock option immediately prior to the effective time of the General Maritime merger, divided by

•	the aggregate number of shares of New General Maritime stock deemed purchasable pursuant to such General Maritime stock option.

The Arlington Amalgamation

At the effective time of the Arlington amalgamation, each Arlington common share outstanding immediately prior to the effective time of the Arlington amalgamation (other than shares owned by Arlington as treasury stock, other than shares owned by any subsidiary of Arlington, and other than shares owned by General Maritime, any subsidiary of General Maritime, Galileo Holding Corporation, merger sub or amalgamation sub, in each case immediately prior to the effective time of the Arlington amalgamation) will be automatically converted into the right to receive one share of New General Maritime common stock, other than Arlington common shares held by a holder who has not voted in favor of the Arlington amalgamation or consented thereto in writing and who otherwise properly perfected such holder’s right to appraisal for such shares in accordance with the Companies Act, until such time as such holder withdraws an appraisal application to the applicable Bermuda court.

Procedures for Exchange of Certificates; Fractional Shares

As soon as reasonably practicable after the effective time of the General Maritime merger and the Arlington amalgamation, BNY Mellon Shareowner Services, or another exchange agent designated by General Maritime and reasonably acceptable to Arlington, will mail transmittal materials to each holder of record of shares of General Maritime common stock and Arlington common shares, advising each such holder of the effectiveness of the General Maritime merger and the Arlington amalgamation and the procedure for surrendering his, her or its share certificates to the exchange agent.

Each holder of a share of General Maritime common stock or an Arlington common share that has been converted into the right to receive the transaction consideration, will receive the applicable transaction consideration upon surrender to the exchange agent of the stock certificate, together with a letter of transmittal covering such shares and any other documents as the exchange agent may reasonably require.

Holders of General Maritime common stock and Arlington common shares will not receive any fractional shares of New General Maritime common stock in the proposed transaction. Instead, each holder of Arlington common shares or General Maritime common stock who otherwise would have been entitled to receive a fraction of a share of New General Maritime common stock will receive, in lieu thereof, cash in an amount equal to such fractional part of a share of New General Maritime common stock multiplied by the closing price of New General Maritime common stock at the end of regular trading hours on the NYSE on the first trading day following the day on which the effective time of the proposed transaction occurs, as such price is reported on the NYSE Composite Transaction Tape.

After completion of the proposed transaction, each certificate that previously represented shares of General Maritime common stock or Arlington common shares will represent only the right to receive the applicable transaction consideration, as described above under the section captioned “— Consideration to be Received in the General Maritime Merger and the Arlington Amalgamation,” including any cash for fractional shares and dividends or other distributions payable after the completion of the proposed transaction. Neither General Maritime, Arlington, amalgamation sub, merger sub, Galileo Holding Corporation nor the exchange agent are liable to any holder of shares of New General Maritime common stock, or General Maritime common stock, or Arlington common shares, as the case may be, for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law. After the effective date of the proposed transaction, General Maritime and Arlington will not register any transfers of shares of General Maritime common stock or any transfer of Arlington common shares.

Representations and Warranties

The merger agreement contains customary representations and warranties made by each of General Maritime and Arlington to the other. These representations and warranties relate to, among other things:

•	organization, standing, corporate power and authority, execution and delivery, no conflict, necessary consents, approvals, orders and authorizations of governmental entities relating to the merger agreement and related matters;

•	capital structure;

•	subsidiaries;

•	SEC filings, financial statements and information provided;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	filing of tax returns, payment of taxes and other tax matters;

•	agreements, contracts and commitments;

•	litigation;

•	environmental matters;

•	employee benefit plans;

•	compliance with laws;

•	permits;

•	employees;

•	insurance;

•	vessels;

•	absence of existing discussions;

•	opinion of financial advisor;

•	rights agreement;

•	brokers;

•	controls and procedures, certifications and other matters relating to the Sarbanes-Oxley Act of 2002;

•	real property;

•	personal property;

•	intellectual property; and

•	certain business practices.

Conduct of Business Pending Consummation of the Proposed Transaction

General Maritime

Under the merger agreement, General Maritime and each of its subsidiaries will: act and carry on its business in the ordinary course of business (other than with respect to any “permitted transaction,” as that term is defined below), pay its debts and taxes and perform its other obligations when due, comply with applicable laws, rules and regulations and use reasonable best efforts, consistent with the ordinary course of business (other than with respect to any permitted transaction), to maintain and preserve its business organization, assets and properties, keep available the services of its present officers and key employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it, and maintain, or cause to be maintained, in effect insurance covering General Maritime’s vessels.

The merger agreement also contains a number of specific restrictions on General Maritime and its subsidiaries during the period between the signing of the merger agreement and the completion of the proposed transaction. These restrictions relate to General Maritime or its subsidiaries:

•	declaring, setting aside or paying any dividends in respect of any capital stock, other than quarterly dividends made in the ordinary course of business and dividends and distributions by any subsidiary of General Maritime to its parent;

•	splitting, combining or reclassifying any of its capital stock or issuing or authorizing the issuance of any other securities;

•	purchasing, redeeming or otherwise acquiring any shares of its capital stock or any rights, warrants or options to acquire any such shares other than in connection with the forfeiture or exercise of any stock option, restricted stock, restricted stock units, restricted stock awards or similar awards under the General Maritime’s Amended and Restated 2001 Stock Incentive Plan, as amended;

•	except in connection with any “permitted equity issuance,” as that term is defined below, issuing or selling shares of capital stock (other than the issuance of shares of General Maritime common stock upon the exercise of General Maritime stock options outstanding on the date of the merger agreement), and other than rights under the General Maritime rights plan;

•	except as or in connection with any permitted transaction, amending its organizational documents;

•	except for any permitted transaction, acquiring any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or entity or division thereof or any assets outside of the ordinary course of business;

•	except in the ordinary course of business or as or in connection with any permitted transaction, selling or disposing of any properties or assets of General Maritime or any of its subsidiaries;

•	except as or in connection with any permitted transaction or as permitted under the merger agreement, entering into an agreement with respect to any change of control proposal, or any acquisition or disposition of all or substantially all of the assets or securities of General Maritime or any of its subsidiaries;

•	incurring any indebtedness for borrowed money, or guaranteeing the indebtedness of another person, in each case other than (i) indebtedness or guarantees outstanding on the date of the merger agreement, (ii) as or in connection with any permitted transaction and (iii) indebtedness incurred as a result of any payoff or refinancing of Arlington’s credit facility;

•	making any changes in accounting methods, principles or practices;

•	except as or in connection with any permitted transaction or otherwise in the ordinary course of business, amending or accelerating the payment, right to payment or vesting of any outstanding options or restricted stock awards;

•	making or rescinding any tax election, settling or compromising any tax liability or amending any tax return; or

•	as to General Maritime only, and not its subsidiaries, liquidating, dissolving or reorganizing or adopting a plan of complete or partial liquidation, dissolution or reorganization.

In addition, during the period between the signing of the merger agreement and the completion of the proposed transaction, General Maritime has agreed to use its reasonable best efforts to orally consult with the Chief Executive Officer of Arlington prior to doing any of the following:

•	(i) merging, amalgamating or consolidating with, or purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or entity or division thereof or (ii) incurring any indebtedness for borrowed money, or guaranteeing the indebtedness of another person, in each case other than indebtedness or guarantees outstanding on the date of the merger agreement, as or in connection with any permitted transaction, and indebtedness incurred as a result of any payoff or refinancing of Arlington’s credit facility;

•	selling, disposing or transferring of any assets material to General Maritime and its subsidiaries;

•	purchasing or constructing any vessel, or entering into of any agreement for the purchase or construction of any vessel; or

•	selling or otherwise disposing of any vessel, or entering into any agreement for the sale or disposal of any General Maritime vessel.

As used in the merger agreement, the term “permitted transaction” means any transaction, the consummation of which would not prevent or materially delay the consummation the transactions contemplated by the merger agreement.

As used in the merger agreement, the term “permitted equity issuance” means:

•	the issuance of equity securities by subsidiaries of General Maritime solely to General Maritime or other subsidiaries of General Maritime;

•	the issuance by General Maritime of equity securities in transactions approved by the General Maritime board in exchange for cash or assets at a price per share which the General Maritime board determines in its good faith judgment is no less than 95% of the General Maritime adjusted net assets value per share, which means the sum of

•	the appraised value of the General Maritime vessel, as it may be reduced for any then existing charters, charter options or other similar contractual arrangements relating to the General Maritime vessels, plus

•	General Maritime’s cash and cash equivalents at such time, minus

•	outstanding General Maritime indebtedness at such time, divided by the total number of shares of General Maritime common stock then outstanding; and

•	the grant of compensatory awards by General Maritime under General Maritime’s Amended and Restated 2001 Stock Incentive Plan, as amended, in the ordinary course of business, to a new director or, on or after December 15, 2008, in amounts determined by the compensation committee of the General Maritime board in its good faith judgment.

Arlington

Under the merger agreement, Arlington and each of its subsidiaries will: act and carry on its business in the ordinary course of business; pay its debts and taxes and perform its other obligations when due; comply with applicable laws, rules and regulations; and use reasonable best efforts, consistent with the ordinary course of business, to maintain and preserve its business organization, assets and properties, keep available the services of its present officers and key employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it, and maintain, or cause to be maintained, in effect insurance covering Arlington’s vessels.

The merger agreement also contains a number of specific restrictions on Arlington and its subsidiaries during the period between the signing of the merger agreement and the completion of the proposed transaction. These specific restrictions relate to Arlington or its subsidiaries:

•	declaring, setting aside or paying any dividends in respect of any capital stock, other than quarterly dividends made in the ordinary course of business and dividends and distributions by any subsidiary of Arlington to its parent;

•	splitting, combining or reclassifying any of its capital stock or issuing or authorizing the issuance of any other securities;

•	purchasing, redeeming or otherwise acquiring any shares of its capital stock or any rights, warrants or options to acquire any such shares;

•	issuing or selling shares of capital stock other than the issuance of rights under the Arlington rights plan;

•	amending its organizational documents;

•	except for purchases in the ordinary course of business, acquiring any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or entity or division thereof or any assets outside of the ordinary course of business;

•	except in the ordinary course of business, selling or disposing of any properties or assets of Arlington or any of its subsidiaries;

•	whether or not in the ordinary course of business, selling, disposing of or otherwise transferring any assets material to Arlington and its subsidiaries, taken as a whole;

•	approving or implementing any shareholders rights plan or altering or further amending the Arlington rights plan or rights;

•	entering into an agreement with respect to any acquisition proposal, or any acquisition or disposition of all or substantially all of the assets or securities of Arlington or any of its subsidiaries;

•	incurring or suffering to exist any indebtedness for borrowed money other than the borrowings under the Loan Agreement, dated December 12, 2005, between Arlington and The Royal Bank of Scotland in the ordinary course of business or guaranteeing any such indebtedness of another person; issuing, selling or amending any debt securities or warrants or other rights to acquire any debt securities of Arlington or any of its subsidiaries, guaranteeing any debt securities of another person, entering into any “keep well” or other agreement to maintain any financial statement condition of another person; making any loans, advances (other than routine advances to employees of Arlington in the ordinary course of business) or capital contributions to, or investment in, any other person, other than Arlington or any of its subsidiaries; or entering into any hedging agreement or other financial agreement;

•	making any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $50,000 in the aggregate for Arlington and its subsidiaries;

•	making any changes in accounting methods, principles or practices;

•	entering into any material agreement or modifying or amending in any manner which is adverse to Arlington or any of its subsidiaries or terminating any material agreement to which Arlington or any of its subsidiaries is part, or knowingly waiving, releasing or assigning any material rights or claims;

•	entering into any agreement with a term extending more than one year that is not terminable by Arlington or any of its subsidiaries without penalty or payment upon less than 30 days prior written notice;

•	taking any action with respect to, approving, entering into, terminating or amending any employment, severance or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement; increasing in any material respect the compensation or fringe benefits of, or paying any bonus to, any director, officer, employee or consultant (except for annual increases of the salaries of non-officer employees in the ordinary course of business); amending or accelerating the payment, right to payment or vesting of any compensation or benefits, including any outstanding stock appreciation rights; paying any material benefit not provided for as of the date of the merger agreement under any benefit plan, other than the payment of wages and salaries in the ordinary course of business; granting any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan or removing existing restrictions in any benefit plans or agreements or awards made thereunder; or taking any action other than in the ordinary course of business to fund the payment of compensation or benefits under any employee plan, agreement or benefit plan;

•	making or rescinding any tax election, settling or compromising any tax liability or amending any tax return;

•	initiating, compromising or settling any material litigation or arbitration proceeding;

•	purchasing or constructing any vessel or entering into any agreement for the purchase or construction of any vessel; selling or otherwise disposing of any Arlington vessel; entering into any agreement for the bareboat or time charter-out of any Arlington vessel that

•	has a term in excess of six months,

•	provides for one or more renewal or extension options or

•	provides for any purchase option,

deferring scheduled maintenance of any Arlington vessel; departing from any normal drydock and maintenance practices or discontinuing replacement of spares in operating the Arlington vessel; or entering into any agreement for the drydocking or material repair of any Arlington vessel;

•	entering into any new line of business; or

•	liquidating, dissolving or reorganizing or adopting a plan of complete or partial liquidation, dissolution or reorganization.

Other Agreements

The merger agreement also contains the agreements described below that apply during the period beginning with the signing of the merger agreement and ending at the earlier to occur of the effective time of the proposed transaction and the termination of the merger agreement.

Joint Proxy Statement/Prospectus; Registration Statement

General Maritime and Arlington have agreed to cooperate to and promptly prepare, and cause the holding company to file with the SEC, the registration statement registering the issuance of the shares of common stock to be issued in connection with the proposed transaction, in which this joint proxy statement/prospectus is included as a prospectus.

Shareholders Meetings

As promptly as practicable following the date of the merger agreement, each of General Maritime and Arlington is obligated to establish a record date for, duly call, give notice of, convene and hold, as promptly as practicable after the declaration of the effectiveness of the registration statement, a meeting of its shareholders to consider approval of the merger agreement and the proposed transaction.

Closing Efforts

General Maritime and Arlington must use reasonable best efforts to, and to cause New General Maritime to use reasonable best efforts to: take all actions necessary to satisfy the closing conditions in the merger agreement and to consummate the transactions contemplated by the merger agreement as promptly as practicable; as promptly as practicable, obtain from any governmental entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by General Maritime or Arlington or any of their subsidiaries in connection with the authorization, execution and delivery of the merger agreement and the consummation of the transactions contemplated by the merger agreement; defend any lawsuits or legal proceedings challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement; and as promptly as practicable, make all necessary filings with respect to the merger agreement and the transactions contemplated by the merger agreement. However, neither General Maritime, Arlington nor the holding company is required to hold separate or to divest any of their respective businesses, subsidiaries, affiliates, vessels or other material assets, or to take any action that would prohibit or materially limit the ownership or operation of the business or assets of General Maritime, Arlington or any of their respective subsidiaries or affiliates.

NYSE Listing

General Maritime and Arlington have agreed to use their reasonable best efforts to cause the shares of New General Maritime common stock to be issued in the proposed transaction to be listed on the NYSE subject to official notice of issuance, on or prior to the closing date of the proposed transaction, and to cause the trading symbol for New General Maritime common stock to be “GMR” on the closing date of the proposed transaction.

Lenders’ Consents

General Maritime will use its reasonable best efforts to cooperate with Arlington, and Arlington will use its best efforts to cooperate with General Maritime, to obtain the consent of the agent and the lenders under General Maritime’s credit facility. Arlington will use its reasonable best efforts to cooperate with General Maritime, and General Maritime will use its best efforts to cooperate with Arlington, to obtain the consent of the agent and the lenders under Arlington’s credit facility.

Vessel Insurance

Arlington has agreed, promptly following the date of the merger agreement, to consult with General Maritime regarding the appropriate level of insurance covering Arlington’s vessels, and Arlington will use its reasonable best efforts to cause each vessel manager to maintain insurance at the levels reasonably requested by General Maritime. If General Maritime reasonably determines that any vessel manager is not implementing on a reasonably prompt basis insurance at the levels reasonably requested by General Maritime, then Arlington will purchase directly such insurance for Arlington’s vessels as General Maritime may reasonably request, to the extent such insurance is available in the market.

Conditions to Completion of the Proposed Transaction

The obligation of each party to complete the proposed transaction is subject to the satisfaction or waiver of several conditions set forth in the merger agreement, which are summarized below:

•	the shareholders of General Maritime and of Arlington shall each have approved the merger agreement and the proposed transaction;

•	the waiting period under the HSR Act shall have expired or been terminated. The FTC and the Antitrust Division have granted early termination of the waiting period under the HSR Act. See the section captioned “Regulatory Matters” on page 111;

•	all authorizations or consents of any governmental entity in connection with the consummation of the proposed transaction shall have been obtained;

•	the registration statement of which this joint proxy statement/prospectus forms a part shall have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceeding for that purpose shall have been issued or threatened in writing by the SEC or its staff;

•	no governmental entity shall have enacted or issued any order, executive, stay, decree, temporary restraining order, judgment or injunction which has the effect of making either the General Maritime merger or the Arlington amalgamation illegal or otherwise prohibiting consummation of the transactions contemplated by the merger agreement;

•	the shares of New General Maritime common stock to be issued in the proposed transaction shall have been approved for listing on the NYSE; and

•	there shall not be pending before any governmental entity any actions, suits, claims or proceedings relating to the proposed transaction, or otherwise against the parties to the merger agreement or any of their respective subsidiaries, which have a reasonable likelihood of a judgment against such parties or any of their respective subsidiaries and with respect to which judgments adverse to such parties or any of their respective subsidiaries have had or are reasonably likely to have in the aggregate a material adverse effect on either General Maritime or Arlington.

The obligation of General Maritime to complete the proposed transaction is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Arlington set forth in the merger agreement shall be true and correct as of the date of the merger agreement and as of the closing date of the proposed transaction as though made on and as of the closing date, except: to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date; for changes contemplated by the merger agreement; and where the failure to be true and correct has not had, and is not reasonably likely to have, individually or in the aggregate, a material adverse effect on Arlington;

•	Arlington shall have performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the closing date;

•	General Maritime shall have received an opinion of Kramer Levin Naftalis & Frankel LLP, counsel to General Maritime, to the effect that each of the General Maritime merger and the Arlington amalgamation will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

•	the General Maritime lender consent shall be in full force and effect; and

•	the appraisal rights in connection with the General Maritime merger and the Arlington amalgamation shall not have been properly perfected pursuant to the Companies Act by holders of more than 30% of the outstanding Arlington common shares, or pursuant to the MIBCA of more than 10% of the outstanding shares of General Maritime common stock.

The obligation of Arlington to complete the proposed transaction is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of General Maritime set forth in the merger agreement shall be true and correct as of the date of the merger agreement and as of the closing date of the proposed transaction as though made on and as of the closing date, except: to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date; for changes contemplated by the merger agreement; and where the failure to be true and correct has not had, and is not reasonably likely to have, individually or in the aggregate, a material adverse effect on General Maritime;

•	General Maritime shall have performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the closing date; and

•	Arlington shall have received an opinion of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to Arlington, to the effect that each of the General Maritime merger and the Arlington amalgamation will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

The merger agreement provides that any or all of the conditions to either party’s obligation to complete the proposed transaction, as described above, may be waived, in whole or in part, by the relevant party. Neither General Maritime nor Arlington currently expects to waive any material condition to the completion of the proposed transaction.

As used in the merger agreement, a “material adverse effect” on General Maritime or Arlington is any change, event, effect, circumstance, occurrence, state of facts or development that, individually or in the aggregate with all such other changes, events, effects, circumstances, occurrences, states of facts and developments, is or is reasonably likely to be materially adverse to the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, or the ability of such party to consummate the transactions contemplated by the merger agreement on a reasonably prompt basis. However, the following will not be deemed to constitute a “material adverse effect”: any change, event, effect, circumstance, occurrence, state of facts, or development to the extent caused by or resulting from, subject to certain exceptions:

•	changes, events, circumstances or developments in prevailing economic or market conditions in the United States or any other jurisdiction in which such party and its subsidiaries have substantial business operations;

•	changes, events, circumstances or developments occurring after the date of the merger agreement, affecting the industries in which such company operates generally;

•	changes announced or effective after the date of the merger agreement in U.S. GAAP applicable to either party and its subsidiaries;

•	changes announced or effective after the date of the merger agreement in laws, rules or regulations of general applicability or interpretations thereof by any governmental entity;

•	the announcement and pendency of the merger agreement and the transactions contemplated thereby; or

•	any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event will a change in the trading prices or volume of such party’s capital stock, by itself, be considered a material adverse effect.

No Solicitation; No Change in Recommendation

General Maritime

The merger agreement contains provisions requiring General Maritime not to, and not to authorize or permit any of its subsidiaries or its or their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives to, directly or indirectly, other than pursuant to the “fiduciary exception” described below:

•	solicit, initiate, encourage or take any other action designed to, or which would reasonably be expected to, facilitate, any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to or result in, any change of control proposal; or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with respect to, any proposal or offer that constitutes, or would be reasonably expected to lead to or result in, any change of control proposal.

The board may, to the extent required by its fiduciary obligations, as determined in good faith by the General Maritime board after consultation with outside counsel, in response to a change of control proposal:

•	furnish information with respect to General Maritime to the person making the change of control proposal pursuant to a customary confidentiality agreement; and

•	participate in discussions or negotiations with the person making the change of control proposal and its representatives regarding such change of control proposal.

Unless the General Maritime board determines in good faith (after consultation with outside counsel) that its fiduciary obligations require it to cause General Maritime to act as provided below, neither the General Maritime board nor any committee thereof may:

•	withdraw, qualify or modify, in a manner adverse to Arlington, or publicly propose to withdraw, qualify or modify, in a manner adverse to Arlington, its approval or recommendation to its shareholders with respect to the merger agreement and the proposed transaction;

•	cause or permit General Maritime to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership or similar agreement constituting or relating to any change of control proposal that is not a permitted transaction;

•	approve or recommend, or propose to approve or recommend, any General Maritime acquisition agreement; or

•	cause or permit General Maritime to terminate the merger agreement in connection with entering into a General Maritime acquisition agreement.

General Maritime will as promptly as possible advise Arlington of any change of control proposal or any request for nonpublic information in connection with any change of control proposal, or of any inquiry with respect to, or that would reasonably be expected to lead to, any change of control proposal, the material terms and conditions of any such change of control proposal, request or inquiry and the identity of the person making any such change of control proposal, request or inquiry. If General Maritime receives any change of control proposal or any such request or inquiry, it must keep Arlington fully informed, on the current basis, of the status and details of any such change of control proposal, request or inquiry, and it must also provide to Arlington as promptly as possible after receipt or delivery thereof copies of all correspondence and other written material sent or provided to General Maritime from any third party in connection with any such change of control proposal, request or inquiry or sent or provided by General Maritime to any third party in connection with any change of control proposal, request or inquiry.

Arlington

The merger agreement contains provisions requiring Arlington not to, and not to authorize or permit any of its subsidiaries or its or their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives to, directly or indirectly, other than pursuant to the “fiduciary exception” described in below:

•	solicit, initiate, encourage or take any other action designed to, or which would reasonably be expected to, facilitate, any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to or result in, any acquisition proposal; or

•	enter into, continue or otherwise participate in any discussions or negotiations with respect to, furnish to any person any information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with respect to, any proposal or offer that constitutes, or would be reasonably expected to lead to or result in, any acquisition proposal.

If Arlington receives an acquisition proposal prior to obtaining the requisite shareholder approval by Arlington’s shareholders of the merger agreement and the proposed transaction, then, to the extent required by the Arlington board’s fiduciary obligations, as determined by the Arlington board in good faith, after consultation with outside counsel and Jefferies (or another financial advisor of nationally recognized reputation), and that the Arlington board determines in good faith constitutes, or would reasonably be expected to result in, a superior proposal, Arlington may be able to:

•	furnish information with respect to Arlington to the person making the acquisition proposal and its representatives pursuant to a customary confidentiality agreement not less restrictive of the other party than Arlington’s confidentiality agreement with General Maritime; and

•	participate in discussions or negotiations with the person and its representatives regarding such acquisition proposal.

Other than pursuant to the “fiduciary exception” described below, neither the Arlington board nor any committee thereof would be able to:

•	withdraw, qualify or modify, in a manner adverse to General Maritime, or publicly propose to withdraw, qualify or modify, in a manner adverse to General Maritime, its approval or recommendation to its shareholders;

•	cause or permit Arlington to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement constituting or relating to any acquisition proposal; or

•	approve or recommend, or propose to approve or recommend, any acquisition proposal.

The Arlington board may withdraw or modify its recommendation with respect to the merger agreement and the proposed transaction, if the Arlington board determines in good faith, after consultation with outside counsel, that its fiduciary obligations require it to do so, but only at a time that is prior to obtaining the requisite approval by Arlington’s shareholders and following receipt by General Maritime of written notice advising General Maritime that the Arlington board desires to withdraw or modify the recommendation and, if such withdrawal is due to the existence of an acquisition proposal, specifying the material terms and conditions of the acquisition proposal and identifying the person making the acquisition proposal.

Arlington will as promptly as possible advise General Maritime of any acquisition proposal or any request for nonpublic information in connection with any acquisition proposal, or of any inquiry with respect to, or that would reasonably be expected to lead to, any acquisition proposal, the material terms and conditions of any such acquisition proposal, request or inquiry and the identity of the person making any such acquisition proposal, request or inquiry. Arlington will not, nor will it permit its subsidiaries or their respective representatives to, provide any information to or participate in discussions or negotiations with the person making any acquisition proposal or any such request or inquiry until five business days after Arlington has first notified General Maritime of such acquisition proposal, request or inquiry. If Arlington receives any acquisition proposal or any such request or inquiry, it will (i) keep General Maritime fully informed, on a current basis, of the status and details of any such acquisition proposal, request or inquiry, (ii) provide to General Maritime as promptly as possible after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Arlington from any third party in connection with any such acquisition proposal, request or inquiry or sent or provided by Arlington to any third party in connection with any acquisition proposal, request or inquiry and (iii) if General Maritime makes a counterproposal, consider and cause its financial and legal advisors to negotiate on its behalf in good faith with respect to the terms of such counterproposal.

As used in the merger agreement, the term “acquisition proposal” means

•	any inquiry, proposal or offer for, relating to, or that would reasonably be expected to lead to or result in a merger, consolidation, dissolution, tender offer, recapitalization, share exchange or other business combination involving Arlington or any of its subsidiaries,

•	any proposal for the issuance by Arlington or any of its subsidiaries of over 10% of its equity securities, or

•	any proposal to acquire or purchase in any manner, directly or indirectly, in one transaction or a series of transactions, over 10% of the equity securities or consolidated total assets of Arlington or any resulting parent entity of Arlington, in each case other than the transactions contemplated by the merger agreement.

As used in the merger agreement, the term “change of control proposal” means any proposal that would reasonably be expected to lead to or result in:

•	any merger or any acquisition of any capital stock of General Maritime or any similar transaction involving General Maritime, as a result of which the shareholders of General Maritime immediately prior to the consummation of such transaction would own less than 50% of the voting stock of General Maritime or, if General Maritime is not the surviving corporation, the surviving corporation immediately following the consummation of such transaction, or

•	the sale of all or substantially all of the assets of General Maritime.

As used in the merger agreement, the term “superior proposal” means any unsolicited, bona fide written proposal made by a third party that, if consummated, would result in such person owning, directly or indirectly, more than 80% of the equity securities or assets of Arlington, pursuant to a tender or exchange offer, a merger, a consolidation or a sale of its assets, on terms which the Arlington board determines in its good faith judgment (after consultation with its outside counsel and Jefferies, or another financial advisor of nationally recognized reputation) to be more favorable to the shareholders of Arlington than the transactions contemplated by the merger agreement, taking into account all the terms and conditions of such proposal and the merger agreement and the transactions contemplated by the merger agreement, and reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that no acquisition proposal will be deemed to be a superior proposal if any financing required to consummate the acquisition proposal is not committed.

As used in the merger agreement, the term “General Maritime acquisition agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement constituting or relating to any change of control proposal that is not a permitted transaction.

Termination of the Merger Agreement

Either General Maritime or Arlington has the right to terminate the merger agreement at any time prior to the completion of the proposed transaction, even if one or both parties have obtained the requisite shareholder approval, if:

•	the parties mutually agree in writing;

•	the completion of the proposed transaction does not occur on or before March 31, 2009 (except that a party may not terminate under this provision if its willful breach of a representation or warranty contained in the merger agreement or whose other action or failure to fulfill any obligation under the merger agreement was a principal cause of, or resulted in, such delay);

•	any restraint which has the effect of making the proposed transaction illegal or otherwise prohibiting consummation of the proposed transaction or any adverse proceeding results in a judgment that will have become nonappealable and final; or

•	at either the General Maritime special meeting or the Arlington special general meeting, the shareholders do not approve the merger agreement and the proposed transaction.

General Maritime has the right to terminate the merger agreement at any time prior to the completion of the proposed transaction, even if it has obtained the requisite shareholder approval, if:

•	(i) the Arlington board withdraws or modifies, in a manner materially adverse to General Maritime, its approval or recommendation of the merger agreement and the transactions contemplated thereby; (ii) the Arlington board fails to give its recommendation to the approval of the merger agreement and the transactions contemplated thereby in this joint proxy statement/prospectus or has withdrawn or modified in a manner materially adverse to General Maritime its recommendation of the merger agreement and the transactions contemplated thereby; (iii) after receipt by Arlington of an acquisition proposal that is public information, General Maritime has requested in writing that the Arlington board reconfirm its recommendation of the merger agreement and the transactions contemplated thereby and the Arlington board has failed to do so within five business days after its receipt of General Maritime’s request; (iv) the Arlington board has approved or recommended, or has proposed publicly to approve or recommend, to the shareholders of Arlington an acquisition proposal; (v) a tender offer or exchange offer for outstanding Arlington common shares is commenced (other than by General Maritime or an affiliate of General Maritime), and the Arlington board has recommended that the shareholders of Arlington tender their shares in such tender or exchange offer or the Arlington board fails to recommend against acceptance of such offer; or (vi) Arlington has breached its non-solicitation obligations or its obligation to call its shareholder meeting;

•	Arlington has breached its representations, warranties, covenants or agreements in the merger agreement, which breach would cause the conditions to closing relating to the accuracy of representations and warranties or compliance with covenants and agreement, as applicable, not to be satisfied, and which breaches have not been cured within 30 days after notice from General Maritime, or all of the conditions of the merger agreement have been satisfied and Arlington breaches its obligations to consummate the transactions contemplated thereby;

•	the General Maritime board, to the extent required by its fiduciary obligations, determines in good faith after consultation with outside counsel to enter into a General Maritime acquisition agreement; or

•	if appraisal rights in connection with the General Maritime merger and the Arlington amalgamation have been properly perfected pursuant to the Companies Act by holders of more than 30% of the outstanding Arlington common shares; or pursuant to the MIBCA by holders of more than 10% of the outstanding shares of General Maritime common stock.

Arlington has the right to terminate the merger agreement at any time prior to the completion of the proposed transaction, even if it has obtained the requisite shareholder approval, if:

•	(i) the General Maritime board withdraws or modifies, in a manner materially adverse to Arlington, its approval or recommendation of the merger agreement and the transactions contemplated thereby; (ii) the General Maritime board fails to give its recommendation to the approval of the merger agreement and the transactions contemplated thereby in this joint proxy statement/prospectus or has withdrawn or modified in a manner materially adverse to Arlington its recommendation of the merger agreement and the transactions contemplated thereby; or (iii) after receipt by General Maritime of a change of control proposal that is public information, Arlington has requested in writing that the General Maritime board reconfirm its recommendation of the merger agreement and the transactions contemplated thereby and the General Maritime board has failed to do so within five business days after its receipt of Arlington’s request;

•	General Maritime has breached its non-solicitation obligations or its obligation to call its shareholder meeting;

•	General Maritime has breached its representations, warranties, covenants or agreements in the merger agreement, which breach would cause the conditions to closing relating to the accuracy of representations and warranties or compliance with covenants and agreement, as applicable, not to be satisfied, and which breaches have not been cured within 30 days after notice from Arlington, or all of the conditions of the merger agreement have been satisfied and General Maritime breaches its obligations to consummate the transactions contemplated thereby; or

•	if the General Maritime board has approved or recommended, or has proposed publicly to approve or recommend, to the shareholders of General Maritime a change of control proposal but General Maritime has not terminated the merger agreement.

Effect of Termination

In the event of the termination of the merger agreement described in the section captioned “— Termination of the Merger Agreement” above, the merger agreement will become immediately void and there will be no liability or obligation on the part of any of the parties to the merger agreement or their respective officers, directors, shareholders or affiliates, except:

•	any such termination will not relieve any party from liability for any willful or material breach of the merger agreement; and

•	the provisions regarding confidentiality, the effect of termination, fees and expenses and miscellaneous matters of the merger agreement and the confidentiality agreement between Arlington and General Maritime will remain in full force and effect and survive any termination of the merger agreement.

Termination Fees

In the merger agreement, General Maritime has agreed to pay Arlington a termination fee of $11 million if the merger agreement is terminated:

•	by Arlington or General Maritime as a result of the failure of General Maritime to obtain the approval of General Maritime shareholders, if at or prior to the time of such failure, there has been announced a change of control proposal which has not have been absolutely and unconditionally withdrawn and abandoned, and within 12 months after such termination, General Maritime consummates the transactions contemplated by such change of control proposal;

•	by Arlington, if: the General Maritime board withdraws or modifies, in a manner materially adverse to Arlington, its approval or recommendation of the merger agreement and the transactions contemplated thereby; the General Maritime board fails to give its recommendation to the approval of the merger agreement and the transactions contemplated thereby in this joint proxy statement/prospectus or has have withdrawn or modified in a manner materially adverse to Arlington its recommendation of the merger agreement and the transactions contemplated thereby; or after receipt by General Maritime of a change of control proposal that is public information, Arlington has requested in writing that the General Maritime board reconfirm its recommendation of the merger agreement and the transactions contemplated thereby and the General Maritime board has failed to do so within five business days after its receipt of Arlington’s request;

•	by General Maritime, if General Maritime has breached its non-solicitation obligations or its obligation to call its shareholder meeting; or

•	by General Maritime if General Maritime enters into an acquisition agreement.

In the merger agreement, Arlington has agreed to pay General Maritime a termination fee of $11 million if the merger agreement is terminated:

•	by Arlington or General Maritime as a result of the failure of Arlington to obtain the approval of Arlington shareholders, if either: at or prior to the time of such failure, there has been announced an acquisition proposal which has not been absolutely and unconditionally withdrawn and abandoned, and within 12 months after such termination, Arlington consummates any acquisition proposal; or within 12 months after such termination, Arlington consummates any acquisition proposal, provided, that for purposes of this provision, the term acquisition proposal will have the meaning described above, except that all references to 10% therein will be deemed to be references to 50%; or

•	by General Maritime, if: the Arlington board withdraws or modifies, in a manner materially adverse to General Maritime, its approval or recommendation of the merger agreement and the transactions contemplated thereby; the Arlington board fails to give its recommendation to the approval of the merger agreement and the transactions contemplated thereby in this joint proxy statement/prospectus or has withdrawn or modified in a manner materially adverse to General Maritime its recommendation of the merger agreement and the transactions contemplated thereby; after receipt by Arlington of an acquisition proposal that is public information, General Maritime has requested in writing that the Arlington board reconfirm its recommendation of the merger agreement and the transactions contemplated thereby and the Arlington board has failed to do so within five business days after its receipt of General Maritime’s request; the Arlington board has approved or recommended to the shareholders of Arlington an acquisition proposal; a tender offer or exchange offer for outstanding Arlington common shares is commenced (other than by General Maritime or an affiliate of General Maritime), and the Arlington board has recommended that the shareholders of Arlington tender their shares in such tender or exchange offer or the Arlington board fails to recommend against acceptance of such offer; or Arlington has breached its non-solicitation obligations or its obligation to call its shareholders meeting.

Expenses

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring those expenses, whether or not the proposed transaction is completed, except that General Maritime and Arlington have agreed to share equally the aggregate filing fees of both parties’ pre-merger notification report under the HSR Act, and all fees and expenses, other than accountant’s and attorneys’ fees, incurred with respect to the printing and filing of this joint proxy statement/prospectus and the registration statement and any amendments or supplements thereto.

General Maritime will pay Arlington up to $4.5 million as reimbursement for expenses of Arlington actually incurred relating to the transactions contemplated by the merger agreement prior to termination upon the termination of the merger agreement:

•	by Arlington or General Maritime as a result of the failure of the closing of the proposed transaction to occur on or before March 31, 2009, if the reason the closing has not occurred is due to General Maritime having breached its representations, warranties, covenants or agreements in the merger agreement or not having performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the closing date;

•	by Arlington or General Maritime if at the General Maritime shareholder meeting, the General Maritime shareholders do not approve the merger agreement and the proposed transaction;

•	by Arlington if: the General Maritime board withdraws or modifies, in a manner materially adverse to Arlington, its approval or recommendation of the merger agreement and the transactions contemplated thereby; the General Maritime board fails to give its recommendation to the approval of the merger agreement and the transactions contemplated thereby in this joint proxy statement/prospectus or has withdrawn or modified in a manner materially adverse to Arlington its recommendation of the merger agreement and the transactions contemplated thereby; or after receipt by General Maritime of a change of control proposal that is public information, Arlington has requested in writing that the General Maritime board reconfirm its recommendation of the merger agreement and the transactions contemplated thereby and the General Maritime board has failed to do so within five business days after its receipt of Arlington’s request;

•	by Arlington if General Maritime has breached its non-solicitation obligations or its obligation to call its shareholders meeting;

•	by Arlington if: General Maritime has breached its representations, warranties, covenants or agreements in the merger agreement, which breach would cause the conditions to closing relating to the accuracy of representations and warranties or compliance with covenants and agreement, as applicable, not to be satisfied, and which breaches have not been cured within 30 days after notice from Arlington; or if all of the conditions of the merger agreement have been satisfied and General Maritime breaches its obligations to consummate the transactions contemplated thereby; or

•	by Arlington if the General Maritime board has approved or recommended, or has proposed publicly to approve or recommend, to the shareholders of General Maritime a change of control proposal but General Maritime has not terminated the merger agreement.

Arlington will pay General Maritime up to $4.5 million as reimbursement for expenses of General Maritime actually incurred relating to the transactions contemplated by the merger agreement prior to termination upon the termination of the merger agreement:

•	by Arlington or General Maritime as a result of the failure of the closing of the proposed transaction to occur on or before March 31, 2009, if the reason the closing has not occurred is due to Arlington having breached its representations, warranties, covenants or agreements in the merger agreement or not having performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the closing date;

•	by Arlington or General Maritime if at the Arlington shareholder meeting, Arlington shareholders do not approve the merger agreement and the proposed transaction;

•	by General Maritime if: the Arlington board withdraws or modifies, in a manner materially adverse to General Maritime, its approval or recommendation of the merger agreement and the transactions contemplated thereby; the Arlington board fails to give its recommendation to the approval of the merger agreement and the transactions contemplated thereby in this joint proxy statement/prospectus or has withdrawn or modified in a manner materially adverse to General Maritime its recommendation of the merger agreement and the transactions contemplated thereby; after receipt by Arlington of an acquisition proposal that is public information, General Maritime has requested in writing that the Arlington board reconfirm its recommendation of the merger agreement and the transactions contemplated thereby and the Arlington board has failed to do so within five business days after its receipt of General Maritime’s request; the Arlington board has approved or recommended, to the shareholders of Arlington an acquisition proposal; a tender offer or exchange offer for outstanding Arlington common shares is commenced (other than by General Maritime or an affiliate of General Maritime), and the Arlington board has recommended that the shareholders of Arlington tender their shares in such tender or exchange offer or the Arlington board fails to recommend against acceptance of such offer; or Arlington has breached its non-solicitation obligations or its obligation to call its shareholders meeting;

•	by General Maritime if: Arlington has breached its representations, warranties, covenants or agreements in the merger agreement, which breach would cause the conditions to closing relating to the accuracy of representations and warranties or compliance with covenants and agreement, as applicable, not to be satisfied, and which breaches have not been cured within 30 days after notice from General Maritime; or all of the conditions of the merger agreement have been satisfied and Arlington breaches its obligations to consummate the transactions contemplated thereby; or

•	by General Maritime if appraisal rights in connection with the Arlington amalgamation and the General Maritime merger have been properly perfected pursuant to the Companies Act by holders of more than 30% of the outstanding Arlington common shares, or pursuant to the MIBCA by holders of more than 10% of the outstanding shares of General Maritime common stock.

Indemnification and Insurance

General Maritime

The merger agreement provides that, from and after the closing of the proposed transaction, each of General Maritime as the surviving corporation and New General Maritime will, jointly and severally, indemnify and hold harmless each person who is or was at any time prior to the closing of the proposed transaction a director or officer of General Maritime or any of its subsidiaries, to the fullest extent permitted by law.

The merger agreement also provides that from the closing of the proposed transaction through the six-year anniversary of the date on which the closing of proposed transaction occurs, the articles of incorporation and by-laws of General Maritime as the surviving corporation will each contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of General Maritime and its subsidiaries than are set forth in the articles of incorporation and by-laws of General Maritime as in effect on the date of the merger agreement.

General Maritime as the surviving corporation or New General Maritime will either maintain General Maritime’s current directors’ and officers’ insurance policy for matters existing or occurring prior to the closing of the proposed transaction for six years after the closing of the proposed transaction, so long as the annual premium would not be in excess of 300% of the last annual premium General Maritime paid prior to the closing of the proposed transaction, or purchase a six-year extended reporting period endorsement of the current directors’ and officers’ insurance policy.

Arlington

The merger agreement provides that from and after the closing of the proposed transaction, each of the amalgamation sub as the surviving corporation of the Arlington amalgamation and New General Maritime will, jointly and severally, indemnify and hold harmless each person who is or was at any time prior to the closing of the proposed transaction, a director or officer of Arlington or any of its subsidiaries, to the fullest extent permitted by law.

The merger agreement further provides that from the closing of the proposed transaction through the six-year anniversary of the date on which the closing of the proposed transaction occurs, the memorandum of association and bye-laws of the amalgamation sub as the surviving corporation of the Arlington amalgamation will each contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Arlington and its subsidiaries than are set forth in the memorandum of association and bye-laws of Arlington as in effect on the date of the merger agreement.

The amalgamation sub or New General Maritime will either maintain its current directors’ and officers’ insurance policy with respect to matters existing or occurring prior to the closing of the proposed transaction for six years after the closing of the proposed transaction, so long as the annual premium would not be in excess of 300% of the last annual premium Arlington paid prior to the closing of the proposed transaction, or purchase a six year extended reporting period endorsement of the current directors’ and officers’ insurance policy of Arlington.

Amendment; Extension and Waiver

The merger agreement may be amended by the parties thereto at any time before or after approval of the matters presented in connection with the proposed transaction by the shareholders of any of the parties, except that, after such approval, no amendment may be made which by law requires further approval by such shareholders without such further approval. The merger agreement may not be amended after the closing of the proposed transaction. Except as required by law, no amendment of the merger agreement will require the approval of the shareholders of either party.

At any time before completion of the proposed transaction, the parties to the merger agreement may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or any document delivered pursuant thereto; or

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

Governing Law

The merger agreement is governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdictions other than those of the State of New York, except that the General Maritime merger will be governed by the applicable provisions of the MIBCA to the extent required thereby, and the Arlington amalgamation will be governed by the applicable provisions of the Companies Act to the extent required thereby.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Shares of General Maritime common stock are listed and traded on the NYSE under the trading symbol “GMR.” Arlington common shares are listed on the NYSE under the trading symbol “ATB.” The following table sets forth, during the periods indicated, the high and low intraday trading prices per share of General Maritime common stock, as reported on the NYSE, and the high and low intraday trading prices per Arlington common shares, as reported on the NYSE, as well as cash dividends declared per share of General Maritime common stock and Arlington common shares.

	General Maritime Common Stock			Arlington Common Shares
	High	Low	Dividends	High	Low	Dividends

2006
First Quarter	$38.97	$32.81	$2.00	$23.90	$21.46	$0.53
Second Quarter	37.33	30.34	1.43	23.45	20.35	0.57
Third Quarter	40.64	34.02	0.66	23.48	21.41	0.59
Fourth Quarter	38.07	34.28	0.71	24.24	21.92	0.60
2007
First Quarter	45.33	27.73	15.62	24.15	21.96	0.57
Second Quarter	33.82	26.40	0.50	29.90	23.43	0.58
Third Quarter	29.77	22.24	0.50	29.90	21.69	0.59
Fourth Quarter	28.87	22.59	0.50	26.00	19.72	0.59
2008
First Quarter	27.77	19.81	0.50	23.00	18.93	0.56
Second Quarter	31.00	23.19	0.50	24.32	21.09	0.56
Third Quarter	27.50	18.22	0.50	23.04	14.16	0.56
Fourth Quarter (through October 30, 2008)	19.55	8.72	0.50	15.04	6.20	0.57

On August 5, 2008, which was the last trading day prior to the public announcement of the execution of the merger agreement, the closing price for a share of General Maritime common stock was $24.21, and the closing price for an Arlington common share was $19.71. On October 30, 2008, the most recent practicable date prior to the printing of this joint proxy statement/prospectus, the closing price for a share of General Maritime common stock was $13.15, and the closing price for an Arlington common share was $9.05. The averages of the closing prices per share of General Maritime common stock and per Arlington common share for certain periods prior to the public announcement of the execution of the merger agreement are as follows:

	General Maritime	Arlington
	Common Stock	Common Stock
	(NYSE)	(NYSE)

30 consecutive trading day average ending August 5, 2008	$25.41	$21.72
60 consecutive trading day average ending August 5, 2008	$26.69	$22.61
90 consecutive trading day average ending August 5, 2008	$26.21	$22.70

We encourage you to obtain current market quotations for both General Maritime common stock and Arlington common shares prior to making any decision with respect to the proposed transaction.

General Maritime announced on February 21, 2007 that the General Maritime board changed General Maritime’s quarterly dividend policy by adopting a fixed target amount of $0.50 per share per quarter, or $2.00 per share each year, starting with the first quarter of 2007. General Maritime intends to declare dividends in April, July, October and February of each year. For the third quarter of 2008, the General Maritime board declared a $0.50 per share dividend that will be payable on or about December 5, 2008.

Historically, Arlington has paid a quarterly cash distribution to the holders of Arlington common shares in amounts substantially equal to the charter hire received from the charterers of Arlington’s vessels, less cash expenses and less any cash reserves established by the Arlington board. Arlington has generally declared those dividends in January, April, July and October of each year and paid those dividends in the subsequent month. Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to additional paid-in capital. In July 2008, Arlington declared a cash dividend of $8,680,000, or $0.56 per share, and paid that dividend on August 5, 2008 to Arlington shareholders of record as of August 1, 2008. In October 2008, Arlington declared a cash dividend of $8,835,000, or $0.57 per share, payable on November 4, 2008 to Arlington shareholders of record as of October 31, 2008.

The respective boards of directors of General Maritime and Arlington will continue to evaluate their respective dividend policies in light of applicable business, financial, legal and regulatory considerations.

The merger agreement provides that General Maritime and Arlington must coordinate with each other the payment of dividends with respect to Arlington common shares and General Maritime common stock and the record dates and payment dates relating thereto. The merger agreement also provides that each of General Maritime and Arlington may pay quarterly dividends made in the ordinary course of business at a rate and with usual record and payment dates consistent with such party’s past practice for quarterly dividends.

Following consummation of the proposed transaction, New General Maritime will have a cash dividend target of $2.00 per share of New General Maritime common stock annually. Since General Maritime and Arlington began paying dividends under their respective dividend policies, both companies have had sufficient cash to pay dividends at an annual rate of $2.00 per share, even if the historical number of General Maritime shares outstanding is multiplied by 1.34 to adjust for the General Maritime exchange ratio in the proposed transaction. New General Maritime intends to declare dividends in February, April, July, and October of each year. The payment of dividends by New General Maritime, however, will be subject to approval and declaration by the New General Maritime board and will depend on a variety of factors, including business, financial, legal and regulatory considerations.

GENERAL MARITIME CORPORATION (NEW GENERAL MARITIME)
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

General Maritime and Arlington have formed a holding company. Prior to the effective time of the proposed transaction, the holding company’s equity will be owned 73% by General Maritime and 27% by Arlington. The holding company has two subsidiaries, merger sub and amalgamation sub. At the time the proposed transaction is completed:

•	merger sub will be merged with and into General Maritime, which we refer to in this joint proxy statement/prospectus as the General Maritime merger, with General Maritime continuing as the surviving corporation; and

•	amalgamation sub will amalgamate with Arlington, which we refer to in this joint proxy statement/prospectus as the Arlington amalgamation.

Pursuant to the merger agreement, and as a result of the proposed transaction, General Maritime and Arlington will each become a wholly owned subsidiary of the holding company. However, at the effective time of the proposed transaction, the holding company’s name will be changed to “General Maritime Corporation.”

The accompanying unaudited pro forma condensed combined balance sheet at June 30, 2008 is presented in thousands of U.S. dollars and reflects the combination of General Maritime and Arlington using the purchase method of accounting as if the proposed transaction closed on June 30, 2008. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2007 and six months ended June 30, 2008 are presented in thousands of U.S. dollars and reflect the combination of General Maritime and Arlington as if the proposed transaction closed on January 1, 2007.

The following unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with General Maritime’s audited consolidated financial statements and the related notes included in General Maritime’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008, General Maritime’s unaudited interim condensed consolidated financial statements and related notes included in General Maritime’s Quarterly Report on Form 10-Q for the six months ended June 30, 2008 filed with the SEC on August 11, 2008, Arlington’s audited financial statements included in Arlington’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 14, 2008, and Arlington’s unaudited interim condensed consolidated financial statements and related notes included in Arlington’s Quarterly Report on Form 10-Q for the six months ended June 30, 2008 filed with the SEC on August 11, 2008, all of which are incorporated by reference herein.

The proposed transaction will be accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”). In accordance with this standard, General Maritime has concluded that General Maritime will be the acquirer for financial accounting purposes. General Maritime has considered the following factors which support this conclusion:

(1)	The entity issuing the shares, Galileo Holding Corporation (“New General Maritime”), will be renamed “General Maritime Corporation.”

(2)	General Maritime’s current board will maintain six of seven positions on the post merger board. As a result of the merger, New General Maritime will include one new member, designated by Arlington and reasonably acceptable to General Maritime.

(3)	General Maritime’s senior management group will continue in similar leadership roles of the post-merger company.

In accordance with U.S. GAAP, the cost of the acquisition (see Note 2), has been allocated to the estimated fair value of Arlington’s identifiable assets and liabilities pursuant to the purchase method proscribed by SFAS 141, and is based on preliminary estimates of their respective fair values. Pursuant to SFAS 141, the cost of the business combination is based on the market price of General Maritime common stock over a reasonable period of time before and after the terms of the proposed transaction were agreed upon and announced which we have determined to be the average closing price of General Maritime common stock for a period of two days before and two days after August 6, 2008 (date of announcement of the proposed transaction). Accordingly, the purchase price allocation and resulting pro forma adjustments have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial statements. As a consequence, the purchase price and the purchase price allocation are preliminary and subject to revision based on the final determination of the fair values of Arlington’s assets and liabilities and potential changes in the price General Maritime common stock after the effective date of the proposed transaction. The other pro forma adjustments are also preliminary.

As a result, under the purchase method of accounting, the total estimated consideration payable in the proposed transaction, which is sometimes referred to as the merger consideration, calculated as described in Note 2 to these unaudited pro forma combined condensed financial statements, has been preliminarily allocated to Arlington’s net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values without any excess recognized as goodwill. General Maritime’s management has made a preliminary allocation of the estimated merger consideration to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. Since these unaudited pro forma combined condensed financial statements have been prepared based on preliminary estimates of merger consideration and fair values attributable to the proposed transaction, the actual amounts recorded for the proposed transaction may differ from the information presented. The estimation and allocations of merger consideration are subject to change pending further review of the fair value of the assets acquired and liabilities assumed and actual transaction costs. A final determination of fair values will be based on the actual net tangible and intangible assets and liabilities of Arlington that will exist on the date of completion of the proposed transaction.

The unaudited pro forma combined condensed financial statements do not reflect future events that may occur after the proposed transaction, including the potential realization of operating cost savings, general and administrative synergies or restructuring or other costs relating to the integration of the two companies nor do they include any other non-recurring costs related to the proposed transaction. The unaudited combined condensed pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X of the SEC.

The unaudited pro forma information reflected in the unaudited pro forma combined condensed financial statements is provided for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have occurred if the proposed transaction had been completed on June 30, 2008 and January 1, 2007, nor are they necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma financial information does not purport to indicate the financial position or results of operations of any future date or any future period. The pro forma adjustments are preliminary, subject to change and are based upon available information and certain assumptions that General Maritime believes are reasonable on the date of this joint proxy statement/prospectus.

The accompanying unaudited pro forma combined condensed financial statements should be read in conjunction with the historical financial statements and the managements’ discussion and analysis of General Maritime and Arlington, which are incorporated by reference in this joint proxy statement/prospectus. See the section captioned “Where You Can Find More Information,” beginning on page 167.

GENERAL MARITIME CORPORATION (NEW GENERAL MARITIME)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2008
(Dollars In Thousands)

					Unaudited Pro
	Historical				Forma Condensed
	General	Arlington	Pro Forma		Combined Balance
	Maritime	Tankers Ltd.	Adjustments		Sheet
			(Note 2)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$42,709	$12,375	$(7,000	)A(2)	$18,084
			(30,000	)D
Due from charterers, net	9,951	908			10,859
Prepaid expenses and other current assets	27,670	134			27,804
Derivative asset	67	—			67

Total current assets	80,397	13,417	(37,000)		56,814

NONCURRENT ASSETS:
Vessels, net of accumulated depreciation	728,250	321,720	279,700	A(3)	1,329,670
Vessel deposits	13,708	—			13,708
Other fixed assets, net	11,963	—			11,963
Deferred drydock costs, net	19,756	—			19,756
Deferred financing costs, net	4,678	598	(56	)A(6)	5,220
Derivative asset	4,737	—			4,737
Other assets	694	—	3,792	A(5)	4,486
Goodwill	1,245	—			1,245

Total noncurrent assets, net	785,031	322,318	283,436		1,390,785

TOTAL ASSETS	$865,428	$335,735	$246,436		$1,447,599

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$20,232	$1,063			$21,295
Deferred voyage revenue	11,455	—			11,455
Derivative liability	9,119	—			9,119

Total current liabilities	40,806	1,063	—		41,869
NONCURRENT LIABILITIES:
Long-term debt	611,000	229,500			840,500
Other noncurrent liabilities	3,087	—			3,087
Fair market value of time charters acquired	—	—	92,757	A(4)	92,757
Derivative liabilities	858	7,283			8,141

Total noncurrent liabilities	614,945	236,783	92,757		944,485

TOTAL LIABILITIES	655,751	237,846	92,757		986,354

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Common stock	314	155	107	A(1)	576
Paid-in capital	207,217	97,734	183,572	A(1)	458,523
			(30,000	)D
Retained Earnings	—	—			—
Accumulated other comprehensive income	2,146	—			2,146

Total shareholders’ equity	209,677	97,889	175,679		461,245

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$865,428	$335,735	$246,436		$1,447,599

GENERAL MARITIME CORPORATION (NEW GENERAL MARITIME)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

					Unaudited Pro
					Forma Condensed
	Historical				Combined
	General	Arlington	Pro Forma		Statement of
	Maritime	Tankers Ltd.	Adjustments		Income
			(Note 2)

VOYAGE REVENUES:
Voyage revenues	$154,523	$34,996			$189,519

OPERATING EXPENSES:
Voyage expenses	24,285	—			24,285
Direct vessel expenses	30,822	10,430	(517	)B	40,735
General and administrative	24,355	1,457			25,812
Depreciation and amortization	27,080	7,610	7,102	C	41,792
Loss on disposal of vessel equipment	1,095				1,095

Total operating expenses	107,637	19,497	6,585		133,719

OPERATING INCOME	46,886	15,499	(6,585)		55,800

OTHER EXPENSE:
Interest income	501	197			698
Interest expense	(13,957)	(6,829)			(20,786)
Other expense	(15,560)	170			(15,390)

Net other expense	(29,016)	(6,462)	—		(35,478)

NET INCOME	$17,870	$9,037	$(6,585)		$20,322

Basic earnings per common share	$0.62				$0.37
Diluted earnings per common share	$0.60				$0.37
Weighted average shares outstanding(a)
Basic	28,957,150				54,302,581
Diluted	29,773,766				55,396,846

(a)	The pro forma weighted average shares outstanding has been calculated based on the weighted number of shares of common stock outstanding during the period, adjusted to give effect to shares issued in the transaction as if such shares had been issued at the beginning of the period presented.

GENERAL MARITIME CORPORATION (NEW GENERAL MARITIME)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

					Pro Forma Condensed
	Historical				Combined
	General	Arlington	Pro Forma		Statement of
	Maritime	Tankers Ltd.	Adjustments		Income
			(Note 2)

VOYAGE REVENUES:
Voyage revenues	$255,015	$70,199			$325,214

OPERATING EXPENSES:
Voyage expenses	38,069	—			38,069
Direct vessel expenses	48,213	19,956	(1,013	)B	67,156
General and administrative	46,920	2,488			49,408
Depreciation and amortization	49,671	15,642	13,862	C	79,175
Loss on disposal of vessel equipment	417	—			417

Total operating expenses	183,290	38,086	12,849		234,225

OPERATING INCOME	71,725	32,113	(12,849)		90,989

OTHER EXPENSE:
Interest income	2,482	828			3,310
Interest expense	(25,541)	(13,696)			(39,237)
Other expense	(4,127)	(7,538)			(11,665)

Net other expense	(27,186)	(20,406)	—		(47,592)

NET INCOME	$44,539	$11,707	$(12,849)		$43,397

Basic earnings per common share	$1.46				$0.77
Diluted earnings per common share	$1.43				$0.76
Weighted average shares outstanding(a)
Basic	30,402,810				56,239,765
Diluted	31,212,732				57,325,061

(a)	The pro forma weighted average shares outstanding has been calculated based on the weighted number of shares of common stock outstanding during the period, adjusted to give effect to shares issued in the transaction as if such shares had been issued at the beginning of the period presented.

GENERAL MARITIME CORPORATION (NEW GENERAL MARITIME)

Notes to Pro Forma Condensed Combines Financial Statements (Unaudited)
(Amounts expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)

Note 1 —	Description of transaction and basis of presentation:

On August 6, 2008, General Maritime and Arlington announced that they had entered into an Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008 referred to herein as the merger agreement. The proposed transaction is more fully described in the section captioned “The Proposed Transaction” beginning on page 49 and should be read in conjunction with these unaudited pro forma condensed combined financial statements.

Pro forma adjustments giving effect to the proposed transaction have been reflected in the unaudited pro forma condensed combined statements of income computed assuming the proposed transaction was completed January 1, 2007 and are discussed in Note 2. Pro forma adjustments giving effect to the proposed transaction have been reflected in the unaudited pro forma condensed combined balance sheet computed assuming the proposed transaction was completed on June 30, 2008 and are discussed in Note 2.

With respect to the pro forma adjustments related to the unaudited pro forma condensed combined statements of income, only adjustments that are expected to have a continuing effect on the combined financial statements are taken into consideration. For example, the unaudited pro forma condensed combined financial statements do not reflect any restructuring expenses, payments pursuant to change-of-control provisions or integration costs that may be incurred as a result of the proposed transaction.

Only adjustments that are directly attributable, factually supportable and that can be estimated reliably are taken into consideration. For example, the unaudited pro forma condensed combined financial statements do not reflect any cost savings potentially realizable from the elimination of certain expenses or from potential synergies, if any. Additionally, no account has been given to the potential impact of the proposed transaction on U.S. transportation tax on the revenues and earnings of General Maritime and Arlington that historically have not been subject to such tax as such amounts could not be reliably estimated. General Maritime and Arlington historically did not record a tax provision because their income was earned in jurisdictions that did not impose taxes on international shipping income, and no such taxes are anticipated for New General Maritime. As a result, General Maritime does not expect to recognize any deferred taxes on the difference between the carrying amounts and the fair values of Arlington’s identifiable assets and liabilities.

Note 2 —	Pro forma adjustments related to the Merger:

A.  Description of transaction and basis of presentation

The merger agreement is to be accounted for as a purchase under accounting principles generally accepted in the United States with General Maritime deemed to be the acquirer for accounting purposes. Under the purchase method of accounting, the assets and liabilities of Arlington will be recorded as of the closing date of the proposed transaction, at their respective fair values. Under the terms of the merger agreement, each share of General Maritime common stock outstanding at the closing of the proposed transaction, including currently outstanding restricted common stock and the shares granted under General Maritime share plans or as described elsewhere in this joint proxy statement/prospectus, will be converted into 1.34 shares of New General Maritime’s common stock; each Arlington common share outstanding at the closing of the proposed transaction, will be converted into one share of New General Maritime’s common stock. The proposed transaction is subject to customary closing conditions, including regulatory approvals, as well as approval by General Maritime shareholders and Arlington shareholders. Giving effect to the 1.34 fixed ratio exchange of New General Maritime shares received for each share of General Maritime stock, the 15,500,000 outstanding Arlington common shares are equivalent to 11,567,164 shares of General Maritime

GENERAL MARITIME CORPORATION (NEW GENERAL MARITIME)

Notes to Pro Forma Condensed Combines Financial Statements — (Continued)

common stock. The resulting purchase price, as well as the allocation of the excess consideration paid for the Arlington shares over the book value of Arlington’s net assets, is shown as follows:

Shares outstanding of Arlington	15,500,000
conversion factor	1.34

Equivalent shares in General Maritime	11,567,164
Average General Maritime closing share price*	$24.34

$281,568 (1)
Estimated transaction costs(2)	$7,000

Cost of the Acquisition	$288,568
Book value of net assets acquired	(97,889)

Excess of purchase price over net assets acquired	$190,679

Allocation of excess of purchase price over net assets acquired:
Vessels(3)	$279,700
Unfavorable long-term time charters(4)	(92,757)
Advances for future drydocks(5)	3,792
Deferred financing costs(6)	(56)

$190,679

*	Represents the average closing stock price of General Maritime between August 4, 2008 and August 8, 2008, which encompass the two business days before and after the proposed transaction announcement date of August 6, 2008.

(1)	Upon completion of the proposed transaction, New General Maritime will issue 41,973,836 shares of common stock in exchange for the 31,323,758 shares of General Maritime common stock currently outstanding (or 10,650,078 incremental shares). The resulting effect on the allocation of the equity issued by New General Maritime for the Arlington shares is as follows:

Equity issued to effect merger	$281,568
Less: Equity of Arlington acquired	(97,889)

Additional equity to be recognized	183,679
Less: Par value of incremental shares issued by New Parent at $0.01 per share	(107)

Additional paid-in capital	$183,572

(2)	These costs represent fees and costs incurred by General Maritime that are directly related to consummating the proposed transaction, which mainly refer to fees payable to investment bankers, attorneys, accountants, printing and filing costs. In total, General Maritime and Arlington expect to incur approximately $7 million and $10 million, respectively, in fees and costs associated with consummating the proposed transaction.

(3)	The amount indicates the estimated fair value of Arlington’s fleet, adjusted for the excess of fair value of net assets acquired over consideration paid.

(4)	The amount relates to the liability arising from the fair value of Arlington’s leases and time charter contracts (“charters assumed”) to be assumed by General Maritime upon consummation of the proposed transaction. Fair value is determined by reference to market data. The preliminary estimated amounts reflected as a liability in the unaudited pro forma condensed combined balance sheet is based on the difference between the current fair value of charters with similar characteristics as the charters assumed

GENERAL MARITIME CORPORATION (NEW GENERAL MARITIME)

Notes to Pro Forma Condensed Combines Financial Statements — (Continued)

and the net present value of future contractual cash flows from the charter contracts assumed. Such liabilities are amortized as an increase in revenue over the period of the charters assumed. Remaining contractual lives of the charters assumed range from 38 to 64 months.

(5)	The amount relates to Arlington’s technical management contracts. Payments under these contracts represent prepayments for drydockings to be performed in the future. In addition, the amount includes an asset arising from the fair value of Arlington’s technical management agreement to be assumed by General Maritime upon consummation of the proposed transaction. Fair value is determined by reference to market data. The preliminary estimated amounts reflected as an asset in the unaudited pro forma condensed combined balance sheet is based on the difference between the current fair value of technical management agreements with similar characteristics as the technical management contracts assumed and the net present value of the future contractual cashflows from the technical management contracts assumed. Such assets are amortized as an increase in depreciation and amortization over the period of the technical management contracts assumed. The remaining contractual lives of the technical management contracts assumed range from 38 to 64 months.

(6)	The amount relates to the allocation of the excess fair value of net assets acquired over consideration paid to Arlington’s deferred financing costs.

B.	To record the portion of the technical management contract for drydockings, which under General Maritime’s accounting policy represents a prepaid asset until the date a vessel is drydocked.

	Six Months Ended	Year Ended
	June 30,	December 31,
	2008	2007

Arlington’s historical direct vessel expense	$10,430	$19,956
Arlington’s historical direct vessel expense excluding provision for drydock	9,913	18,943

	$517	$1,013

C.	To record increased depreciation of vessels based on preliminary assigned fair values of the vessels using Arlington’s remaining estimated average useful life of 19 years and the reversal of the depreciation on the vessels’ carrying values:

	Six Months Ended	Year Ended
	June 30,	December 31,
	2008	2007

Depreciation based on fair value of vessels	$14,712	$29,504
Historical depreciation of vessels	7,610	15,642

	$7,102	$13,862

D.	To record the $22 million of consideration for termination of Mr. Georgiopoulos’ employment arrangement and the guaranteed bonus of $8 million expected to be paid to Mr. Georgiopoulos pursuant to the executive transition plan. These amounts have been excluded from the pro forma condensed combined statements of income because such costs are nonrecurring and will not have a continuing impact on the combined company’s results of operations.

DESCRIPTION OF NEW GENERAL MARITIME COMMON STOCK

The following description of New General Maritime common stock contains a summary of the material provisions of New General Maritime’s amended and restated articles of incorporation and its amended and restated by-laws. Copies of a form of New General Maritime’s amended and restated certificate of incorporation and a form of its amended and restated by-laws are attached to this joint proxy statement/prospectus as Exhibits A and B to Appendix A, and are incorporated by reference into this joint proxy statement/prospectus.

Authorized and Outstanding Capital Stock

New General Maritime’s authorized capital stock will consist of 140,000,000 authorized shares of common stock, par value $0.01 per share, and 10,000,000 authorized shares of preferred stock, par value $0.01 per share. Upon consummation of the proposed transaction, New General Maritime will have a total of approximately 57.5 million shares of common stock outstanding.

New General Maritime Common Stock

The holders of New General Maritime common stock will be entitled to one vote for each share they hold on all matters voted on by New General Maritime shareholders, and will not be entitled to cumulate votes for the election of directors. Election of directors will be by plurality of votes cast, and all other matters will be by a majority of the votes cast. Subject to any preferences that may be applicable to any outstanding preferred stock, the holders of shares of New General Maritime common stock will be entitled to receive any dividends that may be declared from time to time by the New General Maritime board out of assets or funds legally available to pay dividends. In the event of liquidation, dissolution or winding up of New General Maritime, the holders of shares of New General Maritime common stock will be entitled to share ratably in all assets remaining after payment of all debts and liabilities, subject to the prior distribution rights of holders of shares of New General Maritime preferred stock, if any are then outstanding.

New General Maritime Preferred Stock

After completion of the proposed transaction, New General Maritime may issue up to 10,000,000 shares of preferred stock. The New General Maritime board will have the authority to issue preferred stock in one or more series and to fix for each series the voting powers, full, limited or none, and the designations, preferences and relative, participating, option or other special rights and qualifications, limitations or restrictions thereon, and the number of shares constituting any series and the designations of the series, without further vote or action by the New General Maritime shareholders. Because the terms of the preferred stock may be fixed by the New General Maritime board without shareholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover of New General Maritime or to make the removal of management of New General Maritime more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the New General Maritime common stock.

Anti-Takeover Provisions — New General Maritime’s Amended and Restated Articles of Incorporation, New General Maritime’s Amended and Restated By-Laws and the MIBCA

Provisions in New General Maritime’s amended and restated articles of incorporation and amended and restated by-laws might make it harder for a person or group to acquire New General Maritime through a tender offer, proxy contest or otherwise. These provisions, which are identical to provisions in General Maritime’s amended and restated articles of incorporation and amended and restated by-laws prior to completion of the proposed transaction, include, for example, terms providing for:

Blank Check Preferred Stock

Under the terms of New General Maritime’s amended and restated articles of incorporation, the New General Maritime board has authority, without any further vote or action by its shareholders, to issue up to 10,000,000 shares of blank check preferred stock. The New General Maritime board may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of New General Maritime or the removal of its management.

Classified Board of Directors

New General Maritime’s amended and restated articles of incorporation provides for the division of its board into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of the board will be elected each year. This classified board provision could discourage a third party from making a tender offer for the New General Maritime shares or attempting to obtain control of New General Maritime. It could also delay shareholders who do not agree with the policies of the board from removing a majority of the board for two years.

Business Combinations

Although the MIBCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of the Marshall Islands and “interested shareholders,” the amended and restated articles of incorporation of New General Maritime include these provisions. The amended and restated articles of incorporation of New General Maritime contain provisions which prohibit them from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the New General Maritime board approved the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•	on or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; or

•	the shareholder is Peter C. Georgiopoulos or an affiliate or associate thereof.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Election and Removal of Directors

The amended and restated articles of incorporation of New General Maritime prohibit cumulative voting in the election of directors. The amended and restated by-laws of New General Maritime require parties other than the board to give advance written notice of nominations for the election of directors. The amended and restated articles of incorporation of New General Maritime also provide that the directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of New General Maritime capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

The amended and restated articles of incorporation and amended and restated by-laws of New General Maritime provide that any action required or permitted to be taken by its shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of shareholders. The amended and restated articles of incorporation and amended and restated by-laws of New General Maritime provide that, subject to certain exceptions, only the board may call special meetings of New General Maritime shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a New General Maritime shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of the New General Maritime board and shareholder consideration of a proposal may be delayed until the next annual meeting.

Amendments to Articles of Incorporation

The amended and restated articles of incorporation of New General Maritime require the affirmative vote of the holders of not less than 80% of the shares entitled to vote in an election of directors to amend, alter, change or repeal the following provisions in the amended and restated articles of incorporation of New General Maritime:

•	the classified board and director removal provisions;

•	the requirement that action by written consent of the shareholders be taken by unanimous written consent;

•	limitations on the power of New General Maritime shareholders to amend the amended and restated by-laws;

•	the limitation on business combinations between New General Maritime and interested shareholders; and

•	the provisions requiring the affirmative vote of the holders of not less than 80% of the New General Maritime shares entitled to vote in an election of directors to amend the foregoing provisions.

This requirement makes it more difficult for New General Maritime shareholders to make changes to the provisions in the amended and restated articles of incorporation that could have anti-takeover effects.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF GENERAL MARITIME,
ARLINGTON AND NEW GENERAL MARITIME

Pursuant to the proposed transaction, General Maritime shareholders and Arlington shareholders will receive shares of New General Maritime common stock. Therefore, after the consummation of the proposed transaction, current General Maritime shareholders and current Arlington shareholders will become New General Maritime shareholders, and their rights as New General Maritime shareholders will be governed by New General Maritime’s amended and restated articles of incorporation, New General Maritime’s amended and restated by-laws and the MIBCA. The rights of New General Maritime shareholders under the MIBCA, New General Maritime’s amended and restated articles of incorporation and New General Maritime’s amended and restated by-laws following completion of the proposed transaction will be the same, in all material respects, to their rights as General Maritime shareholders prior to completion of the proposed transaction under the MIBCA, General Maritime’s amended and restated articles of incorporation and General Maritime’s amended and restated by-laws, except as otherwise described below under the sections captioned “— Authorized Capital Stock” and “— Shareholder Rights Plan.” In addition, there are a number of differences between Arlington shareholders’ current rights under Arlington’s memorandum of association, as amended, Arlington’s bye-laws, as amended, and the Companies Act, on one hand, and what their rights would be under New General Maritime’s amended and restated articles of incorporation, New General Maritime’s amended and restated by-laws, and the MIBCA, on the other hand. These differences are described below.

Authorized Capital Stock

Arlington

The authorized share capital of Arlington is divided into three classes, consisting of 60,000,000 common shares, par value $0.01 per share; 4,000,000 preference shares, par value $0.01 per share, of which 60,000 shares are designated Series A Junior Participating Preference Shares; and 12,000 founder shares, par value $1.00 per share.

General Maritime

The authorized share capital of General Maritime consists of 75,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share, of which 500,000 shares are designated Series A Junior Participating Preferred Stock.

New General Maritime

The authorized capital stock of New General Maritime will consist of 140,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

Shareholder Rights Plan

Arlington

On and effective as of June 26, 2008, the Arlington board declared a dividend distribution of one right, or a right, for each Arlington common shares outstanding at the close of business on July 7, 2008, or the record date. Each right initially represents the right to purchase from Arlington one one-thousandth of a series A junior participating preference share, $0.01 par value per share, at a purchase price of $95, or the purchase price, subject to adjustment. The description and terms of the rights are set forth in a rights agreement dated as of June 26, 2008, as amended on August 5, 2008 by the amendment described below, between Arlington and American Stock Transfer & Trust Company, LLC, as rights agent.

Initially, the rights are not exercisable and will be attached to all certificates representing outstanding Arlington common share, and no separate rights certificates will be distributed. The initial date on which the rights become exercisable is referred to in this joint proxy statement/prospectus as the distribution date. The rights will separate from the Arlington common shares, and the distribution date will occur, upon the earlier of (i) 10 business days following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons, or an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Arlington common shares or (b) the first date (which we refer to as the share acquisition date) on which an executive officer of Arlington has actual knowledge that an acquiring person has become such, or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Arlington common shares. The distribution date may be deferred in circumstances determined by the Arlington board. In addition, certain inadvertent acquisitions will not trigger the occurrence of the distribution date. Until the distribution date (or earlier redemption or expiration of the rights), (i) the rights will be evidenced by the Arlington common share certificates outstanding on the record date, together with a summary of rights, or by new Arlington common share certificates issued after the record date which shall contain a notation incorporating the rights agreement by reference, (ii) the rights will be transferred with and only with such Arlington common share certificates and (iii) the surrender for transfer of any certificates for Arlington common shares outstanding (with or without a copy of the summary of rights or such notation) will also constitute the transfer of the rights associated with the Arlington common shares represented by such certificate.

The rights are not exercisable until the distribution date and will expire upon the close of business on June 26, 2018, or the final expiration date, unless earlier redeemed or exchanged as described below. As soon as practicable after the distribution date, separate rights certificates will be mailed to holders of record of the Arlington common shares as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except as otherwise determined by the Arlington board, and except for Arlington common shares issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only Arlington common shares issued prior to the distribution date will be issued with rights.

In the event that any person becomes an acquiring person, unless the event causing the 20% threshold described above to be exceeded is a permitted offer (as that term is defined in the rights agreement), then, promptly following the first occurrence of such event, each holder of a right (except as provided below and in Section 7(e) of the rights agreement) shall thereafter have the right to receive, upon exercise, that number of Arlington common shares (or, in certain circumstances, cash, property or other securities of Arlington) which equals the exercise price of the right divided by 50% of the current market price (as defined in the rights agreement) per Arlington common shares at the date of the occurrence of such event. However, rights are not exercisable following such event until such time as the rights are no longer redeemable by Arlington as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be null and void. The event summarized in this paragraph is referred to as a “section 11(a)(ii) event.”

In the event that, at any time after any person becomes an acquiring person, (i) Arlington is consolidated with, or merged with and into, another entity and Arlington is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a permitted offer) or if Arlington is the surviving entity, but its outstanding Arlington common shares are changed or converted into shares or securities (of any other person) or cash or any other property, or (ii) more than 50% of Arlington’s assets or earning power is sold or transferred, each holder of a right (other than rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of Arlington common shares of the acquiring company which equals the exercise price of the right divided by 50% of the current market price (as defined in the rights agreement) of such Arlington common shares at the date of the occurrence of the event. The events summarized in this paragraph are referred to as “section 13 events.” A section 11(a)(ii) event and section 13 events are collectively referred to as “triggering events.”

At any time after the occurrence of a section 11(a)(ii) event, when no person owns a majority of the Arlington common shares, the Arlington board may exchange the rights (other than rights owned by such acquiring person which have become void), in whole or in part, at an exchange ratio of one Arlington common share, or one one-thousandth of a preference share (or of a share of a class or series of Arlington preference shares having equivalent rights, preferences and privileges), per right (subject to adjustment).

The purchase price payable, and the number of units of preference shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preference shares, (ii) if holders of the preference shares are granted certain rights or warrants to subscribe for preference shares or convertible securities at less than the then-current market price (as defined in the rights agreement) of the preference shares, or (iii) upon the distribution to holders of the preference shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of rights associated with each Arlington common share is also subject to adjustment in the event of a stock split of the Arlington common shares or a share dividend on the Arlington common shares payable in Arlington common shares or subdivisions, consolidations or combinations of Arlington common shares occurring, in any such case, prior to the distribution date.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional preference shares (other than fractions which are integral multiples of one one-thousandth of a preference share) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the preference shares on the last trading date prior to the date of exercise.

Preference shares purchasable upon exercise of the rights will not be redeemable. Each preference share will be entitled to receive, when, as and if declared by the Arlington board, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per Arlington common share. In the event of liquidation, the holders of the preference shares will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per Arlington common share. Each preference share will have 1,000 votes, voting together with the Arlington common shares. In the event of any merger, consolidation or other transaction in which Arlington common shares are changed or exchanged, each preference share will be entitled to receive 1,000 times the amount received per Arlington common share. These rights are protected by customary anti-dilution provisions. Because of the nature of the preference shares’ dividend, liquidation and voting rights, the value of one one-thousandth of a preference share purchasable upon exercise of each right should be approximately the value of one Arlington common share.

At any time prior to the earlier of the tenth business day (or such later date as may be determined by the Arlington board) after the share acquisition date, Arlington may redeem the rights in whole, but not in part, at a redemption price of $0.00001 per right, payable in cash or shares. Immediately upon the redemption of the rights or such earlier time as established by the Arlington board in the resolution ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

At least once every three years, a committee of independent Arlington directors will evaluate the rights agreement in order to consider whether the maintenance of the rights agreement continues to be in the interests of Arlington and its shareholders.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of Arlington, including, without limitation, the right to vote or to receive dividends. Although the distribution of the rights should not be taxable to shareholders or to Arlington, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Arlington common shares (or other consideration) of Arlington or for Arlington common shares of the acquiring company as set forth above.

Any provision of the rights agreement, other than the redemption price, may be amended by the Arlington board prior to such time as the rights are no longer redeemable. Once the rights are no longer redeemable, the Arlington board’s authority to amend the rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of rights.

On August 5, 2008, prior to the execution of the merger agreement, the Arlington board approved an amendment to the rights agreement. This amendment, among other things, renders the rights agreement inapplicable to the proposed transaction. The amendment provides, among other things, that none of the approval, adoption, execution or delivery of the merger agreement, the performance by any party to the merger agreement of its obligations thereunder, or the consummation of the transactions contemplated by the merger agreement, will result in the rights becoming exercisable or in New General Maritime, amalgamation sub, merger sub or any of their affiliates and associates being deemed an “acquiring person” under the rights agreement. The amendment also provides that the rights will expire on the earlier to occur of (i) the close of business on June 26, 2018 and (ii) immediately prior to the effective time of the proposed transaction.

General Maritime

On December 2, 2005, the General Maritime board approved the adoption of a shareholder rights plan and declared a dividend distribution of one right for each outstanding share of General Maritime common stock to shareholders of record on the close of business on December 7, 2005. Each right is nominally exercisable, upon the occurrence of certain events, for one one-hundredth of a share of series A junior participating preferred stock, par value $.01 per share, of General Maritime, which is sometimes referred to as the preferred stock, at a purchase price of $175.00 per unit, subject to adjustment. The rights will expire on December 5, 2010, which is sometimes referred to as the expiration date. The description and terms of the rights are set forth in an amended and restated rights agreement dated as of August 31, 2006, as amended on August 6, 2008 by the amendment described below, between General Maritime and Mellon Investor Services LLC, as rights agent.

Initially, the rights will be attached to all General Maritime common stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. The rights will separate from the General Maritime common stock and a distribution date will occur upon the earliest to occur of the following events, which are sometimes referred to as triggering events: (i) ten business days (or such later date as may be determined by the General Maritime board) following the date, which is sometimes referred to as the stock acquisition date, of the first public disclosure by General Maritime or otherwise that a person or group of affiliated or associated persons, sometimes referred to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of General Maritime common stock (20% or more of the outstanding shares of General Maritime common stock in the case of certain acquisitions by institutional investors); (ii) ten business days (or such later date as may be determined by the General Maritime board) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of General Maritime common stock; and (iii) the first date on which a business combination is deemed to occur.

No person will become an acquiring person as a result of a qualified offer. A qualified offer must satisfy the following conditions: the offeror must publicly announce a tender offer for all outstanding General Maritime common stock; the consideration offered must be all cash, and must be the same for all holders; the offer must be conditional upon the offeror beneficially owning a majority of the outstanding General Maritime common stock on consummation of the offer; and the offeror must irrevocably commit that if the offer is consummated, holders who do not tender their General Maritime common stock shall receive the offer consideration in a back-end merger; the offeror must indicate its source of financing and such financing is unconditionally available; the offeror must make appropriate SEC filings; the offeror must not otherwise trigger the rights; and holders of at least 75% of the outstanding General Maritime common stock must state in writing that the offer should be deemed a qualified offer.

Until the distribution date, (i) the rights will be evidenced by General Maritime common stock certificates and will be transferred with and only with such General Maritime common stock certificates; (ii) newly issued General Maritime common stock certificates will contain a notation incorporating the rights agreement by reference; and (iii) the surrender for transfer of any certificates for General Maritime common stock outstanding will also constitute the transfer of the rights associated with the General Maritime common stock represented by such certificate.

The rights are not exercisable until the distribution date and will expire at the earliest of the expiration date, the exchange date or the date set by resolution of the General Maritime board for the redemption of the rights.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of General Maritime common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates will represent the rights. Except as otherwise determined by the General Maritime board, only shares of General Maritime common stock issued prior to the distribution date will be issued with rights.

If a person becomes an acquiring person, ten business days after the first public disclosure of such event (or such later date as may be determined by the General Maritime board), each holder of a right, other than an acquiring person or an associate or affiliate of an acquiring person, will have the right to receive, upon exercise, General Maritime common stock (or, in certain circumstances, cash, property or other securities of General Maritime) having a value equal to two times the exercise price of the right. For example, at an exercise price of $175.00 per right, each right not owned by an acquiring person (or by certain related parties) following a triggering event would entitle its holder to purchase $350.00 worth of General Maritime common stock (or other consideration, as noted above) for $175.00. Assuming that General Maritime common stock had a per share value of $50.00 at such time, the holder of each valid right would be entitled to purchase seven shares of General Maritime common stock for $175.00. Rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by an acquiring person or an associate or affiliate of an acquiring person will be null and void.

If a tender offer to purchase 15% or more of the outstanding General Maritime common stock is announced, then 10 business days later (unless the General Maritime board takes action to delay exercisability of the rights or unless an acquiring person becomes such), each right will become exercisable for preferred stock. If thereafter the stock acquisition date occurs, the rights will become exercisable for General Maritime common stock, as provided in the preceding paragraph.

If at any time following the stock acquisition date, General Maritime is acquired in a merger or other business combination transaction or 50% or more of General Maritime’s assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the right.

At any time after the later to occur of the stock acquisition date and the distribution date and prior to the acquisition by a Person or group of 50% or more of the outstanding General Maritime common stock, the General Maritime board may exchange the rights (other than Rights owned by such Person or group which will have become void), in whole or in part, at an exchange rate of one share of General Maritime common stock (or a combination of cash, property, General Maritime common stock or other securities having an equal value) per Right (subject to adjustment).

The purchase price payable and the number of shares of General Maritime common stock or preferred stock issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution. Adjustments will be made to reflect dividends (other than regular periodic cash dividends), distributions, subdivisions, combinations, reclassification or the granting of certain rights or warrants with respect to the General Maritime common stock or preferred stock, as appropriate.

At any time prior to the later of the share acquisition date and the distribution date, the General Maritime board may redeem the rights in whole, but not in part, at a price of $.01 per right. The rights expire ten years from the date of the first issuance of the rights. Immediately upon the action of the General Maritime board ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 per right redemption price. Rights are not exercisable while subject to redemption.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of General Maritime, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to General Maritime, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for General Maritime common stock (or other consideration) or for common stock of the acquiring company as set forth above.

Any of the provisions of the rights agreement may be amended by a majority of the General Maritime board prior to the later to occur of the stock acquisition date and the distribution date. From and after the later to occur of the stock acquisition date and the distribution date, the provisions of the rights agreement may be amended by the General Maritime board to cure any ambiguity, to correct or supplement any provision contained in the rights agreement which may be defective or inconsistent with any other provision in the rights agreement or to change or supplement the provisions of the rights agreement in any manner which General Maritime may deem necessary or desirable and which does not adversely affect the interests of the holders of rights certificates (other than an acquiring person or an affiliate or associate of an acquiring person).

On August 5, 2008, prior to entering into the merger agreement, the General Maritime board approved an amendment to the rights agreement, which amendment, among other things, provides that the rights under the rights agreement will not become exercisable as a result of the merger agreement and the transactions contemplated thereby, and that the rights agreement will be terminated immediately prior to the consummation of the proposed transaction. General Maritime and the rights agent entered into the amendment as of August 6, 2008. The amendment also provides that the rights will expire on the earlier to occur of (i) the close of business on December 5, 2010 and (ii) immediately prior to the effective time of the proposed transaction.

New General Maritime

New General Maritime will not have a shareholder rights plan in place upon consummation of the proposed transaction. However, it is possible that New General Maritime may in the future adopt a shareholder rights plan.

Number of Directors; Classification of Board of Directors

Arlington

The Companies Act provides that the affairs of a company shall be managed by not less than two directors. Arlington’s amended bye-laws provide that the Arlington board shall consist of at least two directors or such number in excess of two as the Arlington board may determine. The Arlington board currently consists of three directors who are divided into three classes of equal size designated Class I, Class II and Class III. Each class of directors is elected for a three-year term of office, the terms of the classes being staggered so that the term of only one class of directors expires at each Arlington annual general meeting.

New General Maritime

Under the MIBCA, Marshall Islands companies are required to have at least one director. The directors of a Marshall Islands company may be divided into two or more classes and those classes of directors may serve for different terms.

The number of New General Maritime directors will be not less than one nor more than twelve, as fixed from time to time by the vote of not less than 66 2/3% of the entire New General Maritime board. This number will not be reduced to shorten the term of any director who is in office. The New General Maritime board will be divided into three equal classes, each for a term of three years, with the term of office of one of the three classes expiring each year.

Board Vacancies and Newly Created Directorships

Arlington

Under Arlington’s amended bye-laws, both Arlington shareholders and the Arlington board have the power to propose any person for election as a director. Further, Arlington shareholders may fill any vacancy on the Arlington board occurring as a result of the death, disability, disqualification or resignation of any director, or as a result of an increase in the number of directors. When a director’s term expires, as described in the section captioned “— Number of Directors; Classification of Board of Directors” on page 149, then Arlington shareholders may fill such vacancy at that annual general meeting of shareholders. If Arlington shareholders do not fill such a vacancy, then the Arlington board may do so.

New General Maritime

Any vacancies on the board for any reason, and any newly created directorships resulting from any increase in the number of directors, will be filled by the vote of not less than 66 2/3% of the New General Maritime directors then in office, although less than a quorum, and any directors so chosen will hold office until the next election of the class for which such directors will have been chosen, until their successors are elected and qualified.

Removal of Directors

Arlington

An Arlington director may be removed, only for cause, by the affirmative vote of holders of more than 80% of the votes cast at any special general meeting of shareholders convened for the purpose of removing a director, provided that notice of any such meeting contains a statement of the intention to vote for the removal of a director and is provided to such director not less than 14 days before the meeting, and that such director is entitled to be heard on the motion for such director’s removal.

New General Maritime

Under the MIBCA, any director may be removed for cause by a vote of shareholders, and may be removed without cause by a vote of shareholders if the company’s articles of incorporation or by-laws so provide. Under the amended and restated articles of incorporation and by-laws of New General Maritime, any director, or all the directors, of New General Maritime will be able to be removed at any time, but only for cause and only by the affirmative vote of 80% or more of the shares entitled to vote generally in the election of directors (considered as one class) cast at a meeting of shareholders.

Appointment of Auditors

Arlington

Under Arlington’s bye-laws, and subject to the provisions of the Companies Act, at the annual general meeting or if no appointment is made at the annual general meeting, then at a subsequent special general meeting in each year, the shareholders shall appoint an independent auditor to audit the accounts of Arlington. If the office of auditor becomes vacant by the resignation or death of the auditor, or by the auditor becoming incapable of acting by reason of illness or other disability the vacancy shall be filled in accordance with the Companies Act.

New General Maritime

Under the charter of New General Maritime’s Audit Committee expected to be adopted, the Audit Committee will have the power to appoint the independent auditor.

Quorum for Meetings of Shareholders

Arlington

At any general meeting of Arlington, two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in Arlington shall form a quorum for the transaction of business.

New General Maritime

Under the MIBCA, unless provided otherwise in a company’s articles of incorporation, a majority of the shares entitled to vote at a meeting (represented in person or by proxy) constitutes a quorum, but in no event shall a quorum consist of less than one-third of the shares entitled to vote. Under the amended and restated articles of incorporation of New General Maritime, each meeting of New General Maritime shareholders, the holders of a majority of the outstanding shares entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Voting Rights and Required Votes Generally

Arlington

Subject to the provisions of the Companies Act, any question proposed for consideration to the Arlington shareholders requires the affirmative vote of holders of a simple majority of the votes cast. However, except as otherwise described below under the section captioned “— Voting on Mergers, Consolidations, Sales or Leases of Assets and Certain Other Transactions,” Arlington’s amended bye-laws contain provisions whereby amendments to the bye-laws, requisitioning of general meetings and other business proposed by Arlington shareholders, election of directors, amendments to classes of directors or their terms of office, removal of directors, the sale of shares in subsidiaries or vessels owned by those subsidiaries, and certain business combinations all require the affirmative vote of holders of at least 80% of the Arlington shares entitled to vote generally in the election of directors.

New General Maritime

Except as otherwise provided by the New General Maritime board with respect to any series of preferred stock, all voting rights of New General Maritime will be vested exclusively in common shareholders. The holders of such shares of common stock will be entitled to one vote per share. At all shareholder meetings that provide for the election of directors, a plurality of votes cast will elect each director. With respect to other matters, the affirmative vote of the holders of a majority of the shares of all classes of stock present in person or represented by proxy at the meeting will be the act of the shareholders. Where a separate vote by class is required, the affirmative vote of the holders of a majority of the shares of each class present in person or by proxy at the meeting will be the act of such class.

Voting on Mergers, Consolidations, Sales or Leases of Assets and Certain Other Transactions

Arlington

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the Bermuda company’s board of directors and by its shareholders. Arlington’s amended bye-laws provide that an amalgamation (other than an amalgamation with a wholly owned subsidiary or an amalgamation discussed in the following paragraph) must be approved by a simple majority of the votes cast at a general meeting of Arlington’s shareholders at which a quorum is present.

Although the Companies Act does not contain specific provisions regarding “business combinations” between companies incorporated under the laws of Bermuda and “interested shareholders,” Arlington’s amended bye-laws do contain such provisions. Arlington’s amended bye-laws require that, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by the Arlington board and authorized at an annual or special general meeting by the affirmative vote of holders of at least 66 2/3% of Arlington’s issued and outstanding voting shares that are not owned by the interested shareholder, unless:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Arlington board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of Arlington’s issued and outstanding voting shares at the time the transaction commenced.

For purposes of these provisions, “business combinations” include mergers, amalgamations, consolidations and sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets. An “interested shareholder” is a person that beneficially owns 15% or more of Arlington’s issued and outstanding voting shares and any person affiliated or associated with Arlington that owned 15% or more of Arlington’s issued and outstanding voting shares at any time three years prior to the relevant time, except that so long as Concordia, either alone or together with any of its affiliates and associates, owns 15% or more of Arlington’s issued and outstanding voting shares, neither Concordia nor any of its affiliates or associates shall be an interested shareholder unless Concordia or its affiliates or associates acquires additional voting shares representing 3% or more of Arlington’s issued and outstanding voting shares.

Also, Arlington’s amended bye-laws provide that the shares of any of Arlington’s vessel owning subsidiaries or the vessels owned by such subsidiaries may only be sold or otherwise disposed of or (in the case of the vessels) caused to be sold or otherwise disposed of if such sale or disposal is approved by resolution of Arlington’s shareholders. Arlington’s amended bye-laws require that the bye-laws of Arlington’s subsidiaries provide that the vessels owned by such subsidiaries may not be sold or otherwise disposed of without the above stated shareholder approval. These restrictions do not apply to mortgages of vessels, pledges or charges of shares of subsidiaries which own vessels, time charters, demise charters, voyage charters, contracts of affreightment, sale and lease back transactions or other similar transactions.

New General Maritime

New General Maritime’s amended and restated by-laws will contain provisions regarding transactions between “interested shareholders” and New General Maritime. New General Maritime will allow business combinations with interested shareholders if:

•	prior to the transaction, the New General Maritime board approves either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of New General Maritime outstanding at the time the transaction commenced (excluding those shares owned by directors and officers and employee stock);

•	at or subsequent to such time, the business combination is approved by the New General Maritime board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; or

•	the shareholder is Peter Georgiopoulos or an affiliate or associate thereof.

These restrictions will not apply if:

•	A shareholder becomes an interested shareholder inadvertently and:

•	as soon as practicable, sells enough shares to cease being an interested shareholder; and

•	would not, at any time within the prior three-year period, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•	the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which

•	constitutes (A) a merger or consolidation of New General Maritime, (B) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or any subsidiary of the corporation having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of New General Maritime or the aggregate market value of all the outstanding shares of New General Maritime, or (C) a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the New General Maritime;

•	is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the New General Maritime board; and

•	is approved or not opposed by a majority of the members of the New General Maritime board then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

New General Maritime will give not less than 20 days notice to all interested shareholders prior to the consummation of any of the transactions described in clauses (A) and (B) above.

Dissenters’ Rights of Appraisal

Arlington

The Companies Act provides that the provisions under a company’s bye-laws in relation to general meetings and class meetings shall apply to meetings regarding an amalgamation unless the bye-laws otherwise provide. The Companies Act further provides that, unless the bye-laws provide otherwise, a resolution of the shareholders or a class of shareholders must be approved by a majority of 75% of those voting at such a meeting, and the quorum for such a meeting shall be at least two persons holding or representing by proxy more than 33.33% of the issued share of the company or the class and that any holder of shares present in person or by proxy may demand a poll.

Except as otherwise described above under the section captioned “— Voting on Mergers, Consolidations, Sales or Leases of Assets and Certain Other Transactions”, under Arlington’s amended bye-laws any business combination requiring approval by the shareholders requires such quorum and majority as are set out above under the sections captioned “— Quorum for Meeting of Shareholders” and “— Voting Rights and Required Votes Generally.”

Under the Companies Act, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may apply to the Supreme Court of Bermuda within one month of notice of the shareholders meeting to appraise the fair value of those shares.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders, or by the company.

New General Maritime

Under the MIBCA, shareholders have the right to dissent from a plan of merger or consolidation to which the corporation is a party or the sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of business, and receive payment of the fair value of their shares. In addition, a holder of any adversely affected shares who does not vote for or consent in writing to an amendment to a company’s articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•	alters or abolishes any preferential right or any outstanding shares having preferences;

•	creates, alters, or abolishes any provision or right in respect to the redemption or any outstanding shares;

•	alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

•	excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Business Combination Statutes

Arlington

There are no specific business combination statutes under Bermuda law. Except as otherwise described above under the section captioned “— Voting on Mergers, Consolidations, Sales or Leases of Assets and Certain Other Transactions” business combinations in Bermuda are governed by the requirements of the Companies Act.

New General Maritime

Under the MIBCA, any plan of merger or consolidation shall be authorized by the holders of a majority of the outstanding shares entitled to vote thereon. In addition, any sale, lease, exchange or other disposition of all or substantially all the assets of a Marshall Islands corporation, if not made in the usual or regular course of the business actually conducted by such corporation, requires the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote thereon, unless any class of shares is entitled to vote thereon as a class, in which event such authorization shall require the affirmative vote of the holders of a majority of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon.

Shareholder Action by Written Consent

Arlington

Under Arlington’s amended bye-laws and the Companies Act, action by written consent of shareholders is permitted where the written resolution is signed by all of the shareholders who would be entitled to attend and vote at a meeting, with the exception of a resolution to remove an auditor or a director before the expiration of such auditor’s or director’s term of office.

New General Maritime

Under the MIBCA, any action required to, or that may, be taken by a shareholder meeting may be taken without a meeting if a written consent to such action is signed by all the shareholders entitled to vote with respect thereto. Any action required to be taken or which may be taken at any annual or special meeting of New General Maritime shareholders may be taken without a meeting if consent in writing is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Special Meetings of Shareholders

Arlington

Arlington’s amended bye-laws and Bermuda law provide that any resolution required or permitted to be passed by Arlington’s shareholders must be passed at an annual or special general meeting of Arlington’s shareholders or by the unanimous written consent of Arlington’s shareholders (with the exception of a resolution to remove an auditor or a director before the expiration of such auditor’s or director’s term of office).

Under Bermuda law, a Bermuda company is required to convene an annual general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors at any time and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

Arlington’s amended bye-laws require that shareholders be given at least 30 days notice of either an annual general meeting or a special general meeting, although annual general meetings can be called on shorter notice if agreed by all of the shareholders who would be entitled to attend and vote at the annual general meeting, and special general meetings can be called on shorter notice if agreed by 95% of the shareholders who would be entitled to attend and vote at the special general meeting.

The Companies Act requires that shareholders be given at least five days advance notice of a general meeting, but an accidental failure to give notice to any person does not invalidate the proceedings at a meeting.

New General Maritime

Under the MIBCA, a special meeting of shareholders may be called by the board of directors or by such persons as authorized by the articles of incorporation or by-laws. At such meeting, only business that is related to the purpose set forth in the required notice may be transacted. Under the MIBCA, notice of any shareholder meeting must state the purpose of such meeting and that it is being called at the direction of whoever is calling the meeting.

New General Maritime’s amended and restated articles of incorporation and by-laws will allow special meetings of shareholders to be called for any purpose by the Chief Executive Officer or the Chairman of the company, or by resolution of the New General Maritime board, and will be called by the Chief Executive Officer or the Secretary of the company at the written request of holders of not less than 50% of the voting power of the shares entitled to vote at the meeting. Special meetings of the shareholders will be able to be called exclusively by the New General Maritime board, which shall state the purpose or purposes of the proposed special meeting. The business transacted at any special meeting shall be limited to the purposes stated when the meeting is called by the board or in the notice of such meeting. Any action required to be taken or which may be taken at any annual or special meeting of shareholders of New General Maritime may be taken without a meeting if consent in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Amendments to Governing Documents

Arlington

Bermuda law provides that the memorandum of association of a Bermuda company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Arlington’s amended bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of the Arlington board and by a resolution of the Arlington shareholders. In the case of certain bye-laws, such as the bye-laws relating to amendments to the bye-laws, requisitioning general meetings, election of directors, amendments to classes of directors or their term of office, removal of directors, the sale of shares in subsidiaries or vessels owned by those subsidiaries and certain business combinations, all require the affirmative vote of holders of 80% of the Arlington shares which would be entitled to vote generally in the election of directors.

Under the Companies Act, the holders of an aggregate of not less than 20% in par value of a Bermuda company’s issued share capital have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

New General Maritime

Under the MIBCA, an amendment to the articles of incorporation may be authorized by the holders of a majority of all outstanding shares entitled to vote thereon. In addition, and notwithstanding any provision in the articles of incorporation to the company, if an amendment would increase or decrease the aggregate number of authorized shares of any class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely, the amendment shall be authorized by a vote of the holders of a majority of all outstanding shares of such class. If any proposed amendment would alter or change the powers, preferences, or special rights of one or more series of any class so as to affect them adversely, but would not affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for purposes of this section.

The New General Maritime board will be authorized to make, alter or repeal by-laws of New General Maritime by a vote of not less than a majority of the entire board, and shareholders will not be able to make additional by-laws, nor alter or repeal any existing by-law, except where such power to amend or repeal is expressly granted by the MIBCA.

Indemnification of Directors and Officers

Arlington

Under the Companies Act, a Bermuda company is permitted to indemnify any officer or director, out of the funds of the company, against:

•	any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him by the court; and

•	any loss or liability resulting from negligence, default, breach of duty or breach of trust, save for fraud and dishonesty. Arlington’s amended bye-laws contain a provision whereby Arlington shareholders waive any claim or right of action that they have, both individually and on Arlington’s behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Arlington’s amended bye-laws also indemnify Arlington’s directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in Arlington’s amended bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

New General Maritime

Under the MIBCA, for actions not by or in the right of a Marshall Islands corporation, the corporation may indemnify any person who was or is a party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such conduct was unlawful.

In addition, under the MIBCA, in actions brought by or in right of a Marshall Islands corporation, any agent who is or is threatened to be made party can be indemnified for expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of the action if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that indemnification is not permitted with respect to any claims in which such person has been found liable for negligence or misconduct with respect to the corporation unless the appropriate court determines that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity.

New General Maritime will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of New General Maritime) by reason of the fact that such person is or was a director or officer of New General Maritime, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of New General Maritime, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

New General Maritime will also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of New General Maritime to procure judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of (or in a similar capacity in respect of) another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney’s fees) actually and reasonably incurred by such person or in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of New General Maritime and except that no indemnification will be made in respect of any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of such person’s duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Limitations on Personal Liability of Directors

Arlington

Under the Companies Act, a director must observe the statutory duty of care which requires directors to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Directors are also subject to common law fiduciary duties which require directors to act in what they reasonably believe to be the best interests of the company and for a proper purpose. Bermuda law renders void any provision in the bye-laws or any contract between a company and any such director exempting him from or indemnifying him against any liability in respect of any fraud or dishonesty of which he may be guilty in relation to the company.

New General Maritime

Under Marshall Islands law, directors and officers shall discharge their duties in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions. In discharging their duties, directors and officers may rely upon financial statements of the corporation represented to them to be correct by the president or the officer having charge of its books or accounts or by independent accountants.

The MIBCA provides that the articles of incorporation of a Marshall Islands company may include a provision for the elimination or limitation of liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its shareholders;

•	for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or

•	for any transaction from which the director derived an improper personal benefit.

Directors of New General Maritime will not be personally liable to the corporation or its shareholders for monetary damages for any breach of duty in such capacity, except that the liability of a director will not be eliminated or limited:

•	for any breach of such director’s duty of loyalty to the corporation or its shareholders;

•	for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or

•	for any transaction from which such director derived an improper personal benefit.

Preemptive Rights

Arlington

Neither the Companies Act nor Arlington’s amended bye-laws contain any provisions granting shareholders preemptive rights. Thus, if additional common shares of Arlington are issued, the current holders of Arlington common shares would own a proportionately smaller interest in a larger number of outstanding common shares to the extent that they do not participate in the additional issuance.

New General Maritime

Under the MIBCA, unless provided otherwise in the articles of incorporation, the holders of any class of capital stock shall have specified preemptive rights. Under the amended and restated New General Maritime articles of incorporation, no holder of New General Maritime common stock or preferred stock will have any preemptive rights with respect to any new or additional issue of any class of New General Maritime stock whatsoever.

Cumulative Voting Rights

Arlington

Holders of common shares of Arlington do not have cumulative voting rights.

New General Maritime

Holders of New General Maritime common stock will not have cumulative voting rights.

Dividends and Stock Repurchases

Arlington

Under the Companies Act, a Bermuda company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing either that the company is, or would after the payment, be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities and issued share capital (par value) and any share premium accounts (share premium being the amount of consideration paid for the subscription of shares in excess of the par value of those shares). Under Arlington’s amended bye-laws, each common share is entitled to dividends if and when dividends are declared by the Arlington board, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on Arlington’s ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of Arlington common shares.

New General Maritime

Under the MIBCA, a Marshall Islands corporation may declare and pay dividends in cash, stock or other property on its outstanding shares, except when the corporation is insolvent or would thereby be made insolvent or when the declaration or payment would be contrary to any restrictions contained in the articles of incorporation. Dividends may be paid out of surplus only, and in the event there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

The New General Maritime board will be entitled to declare dividends and repurchase New General Maritime common stock, subject to any preferred dividend right of the holders of any preference shares.

Record Date for Determining Shareholders Entitled to Vote

Arlington

The Arlington board may fix any date as the record date for determining the shareholders entitled to receive notice of and to vote at any general meeting of Arlington.

New General Maritime

The New General Maritime board will be entitled to fix, in advance, a record date for shareholder meetings, which shall not be more than sixty nor less than fifteen days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed, then:

•	the record date for determining shareholders entitled to notice of or to vote at the meeting will be at the close of business on the day next preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and

•	the record date for determining shareholders for any other purpose will be at the close of business on the day on which the New General Maritime board adopts the resolution relating thereto.

Notice of Shareholder Meetings

Arlington

Arlington’s amended bye-laws require that shareholders be given at least 30 days notice of either an annual general meeting or a special general meeting, although annual general meetings can be called on shorter notice if agreed by all of the shareholders who would be entitled to attend and vote at the annual general meeting, and special general meetings can be called on shorter notice if agreed by 95% of the shareholders who would be entitled to attend and vote at the special general meeting

The Companies Act requires that shareholders be given at least five days advance notice of a general meeting, but an accidental failure to give notice to any person does not invalidate the proceedings at a meeting.

New General Maritime

Under the MIBCA, notice of any shareholder meeting must be given not less than fifteen nor more than sixty days before the meeting, and shall state the place, date and hour of the meeting and, in the case of a special meeting, shall also state the purpose of such meeting and that the meeting is being called at the direction of whoever is calling the meeting. Whenever New General Maritime shareholders will be required or permitted to take any action at a meeting, a written notice of the meeting will be required to be given stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by applicable law, the written notice of any meeting must be given not less than fifteen nor more than sixty days before the date of the meeting to each shareholder entitled to vote at such meeting.

Advance Notice of Shareholder Nominations for Directors and Shareholder Proposals

Arlington

Arlington’s amended bye-laws provide that shareholders are required to give Arlington advance notice of any person they wish to propose for election as a director if that person is not proposed by the Arlington board. These advance notice provisions provide that the shareholder must have given written notice of such proposal not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to shareholders and the date on which public disclosure of the date of the annual general meeting was first made. In the case of a special general meeting called for the purpose of electing directors, notice by the shareholder must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was mailed to shareholders and the date on which public disclosure of the date of the special general meeting was first made. Any nomination not properly made in accordance with the foregoing will be disregarded.

Arlington’s amended bye-laws provide that shareholders are required to give Arlington advance notice of any business to be introduced at any annual general meeting. The advance notice provisions provide that, for business to be properly introduced by a shareholder when such business is not specified in the notice of meeting or brought at the direction of the Arlington board, the shareholder must have given notice not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to shareholders or the date on which public disclosure of the of the annual general meeting was made. Any business not properly brought before such meeting will not be transacted.

New General Maritime

Nominations for the election of directors may be made by the New General Maritime board or by any shareholder entitled to vote for the election of directors. Nominations by other than action of the board will be required to be made by notice in writing, delivered or mailed by first class mail, postage prepaid, to the Secretary of New General Maritime not less than fifteen nor more than sixty days prior to any meeting of the shareholders called for the election of directors, provided, that if less than 21 days notice of the meeting is given to shareholders, such written notice shall be delivered or mailed, as prescribed, to the Secretary of New General Maritime not later than the close of the seventh day following the day on which notice of the meeting was mailed to shareholders. Notice of nominations which are proposed by the board will be given by the Chairman.

Each notice will be required to set forth:

•	the name, age, and business address of each nominee proposed in such notice;

•	the principal occupation or employment of each such nominee; and

•	the number of shares of New General Maritime common stock which are beneficially owned by each such nominee.

The chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if the chairman of the meeting so determines, will so declare to the meeting and the defective nomination will be disregarded.

New General Maritime’s amended and restated by-laws will require that the company be given advance written notice of any matters which shareholders wish to present for action at an annual meeting. The Secretary will be required to receive such notice at New General Maritime’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting, provided, however, that in the event the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the shareholder will be considered timely if it is delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Shareholder Inspection of Corporate Records

Arlington

Members of the general public have the right to inspect the public documents of a Bermuda company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings of shareholders and the company’s audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders and members of the general public at the registered office without charge. If a member of the general public requests a copy of the register of members, or any part thereof, the appropriate fee as prescribed in the Companies Act will be applicable. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). Bermuda Companies are required to maintain share registers in Bermuda but may, subject to the provisions of the Companies Act, establish branch registers outside Bermuda. Bermuda companies are required to keep at their registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

New General Maritime

Under the MIBCA, any shareholder, during the usual hours of business, may inspect, for a purpose reasonably related to its interest as a shareholder, and make copies of extracts, from the share register, books of account, and minutes of all proceedings of Marshall Islands companies. The right of inspection may not be limited in the articles of incorporation or by-laws. A list of registered shareholders must be produced at any meeting of shareholders upon request of any shareholder at the meeting or prior thereto.

Any records maintained by New General Maritime in the regular course of its business, including its stock ledger, books of account and minute books, will be kept on, or will be in the form of, magnetic tape, computer disks, photographs, microphotographs or any other information storage device, provided that the records so kept will be able to be converted into clearly legible form within a reasonable time. New General Maritime will convert any records upon the request of any person entitled to inspect them.

Interested Director Transactions

Arlington

The Companies Act and Arlington’s amended bye-laws provide that a transaction entered into by Arlington in which a director has an interest will not be voidable by Arlington, and such director will not be liable to Arlington for any profit realized pursuant to such transaction as a result of such interest, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing, to the directors. In addition, Arlington’s amended bye-laws allow a director to be taken into account in determining whether a quorum is present, and to vote on a transaction in which that director has an interest following a declaration of the interest pursuant to the Companies Act, provided that the director is not disqualified from doing so by the chairman of the meeting.

New General Maritime

No contract or transaction between New General Maritime and one or more of its directors or officers, or between New General Maritime and any other corporation or type of organization in which one or more of its directors or officers are directors or officers, or have a financial interest, will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the New General Maritime board or committee which authorizes the contract or transaction, or only because his or her or their votes are counted for such purpose, if:

•	the material facts as to his or her relationship or interest and as to the contract or transaction are known to the board or a committee, and the board or committee in good faith authorizes the contract or transaction by the vote of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board, by unanimous vote of the disinterested directors;

•	the material facts as to his or her relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

•	the contract or transaction is fair as to New General Maritime when it is authorized, approved or ratified, by the New General Maritime board, a committee or the shareholders.

APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS

General Maritime

General Maritime’s shareholders will have the right under Marshall Islands law to dissent from the agreement and plan of merger and amalgamation and to receive payment of the fair value of their General Maritime common stock in lieu of the cash and General Maritime common stock provided for in the agreement and plan of merger and amalgamation. The “fair value” of the General Maritime common stock for this purpose will exclude any element of value arising from the accomplishment or expectation of the proposed transaction. In order for a holder of General Maritime common stock to exercise such right to dissent, it must file a written notice of objection with General Maritime any time prior to the time the vote is taken on the agreement and plan of merger and amalgamation at the General Maritime special meeting. Such written notice of objection must include a statement that the General Maritime shareholder intends to demand payment for its shares if the agreement and plan of merger and amalgamation is approved. If the proposed transaction is approved, General Maritime will be required to give written notice within 20 days of such approval to General Maritime shareholders who filed a notice of objection. Within 20 days following receipt of such notice, General Maritime shareholders who receive such notice and elect to dissent are required to file a written notice of objection with General Maritime. Such notice of objection shall include the shareholder’s name, address, the number of shares of General Maritime common stock held and a demand for payment for such shares. Upon providing such notice of election to General Maritime, such shareholder will cease to have any of the rights of a General Maritime shareholder except the right to be paid the fair value of such shareholder’s shares. Simply voting against approval of the agreement and plan of merger and amalgamation will not be considered a demand for dissenters’ rights. If a holder of General Maritime common stock fails to timely file such written notice, or votes for adoption of the agreement and plan of merger and amalgamation, such shareholder will lose the right to dissent.

The address to which a written notice should be mailed is:

General Maritime Corporation
299 Park Avenue
New York, NY 10171
Attention: John C. Georgiopoulos, Secretary

The preceding discussion is not a complete statement of the law pertaining to dissenters’ rights under Marshall Islands law and should be read in conjunction with the provisions of the MIBCA addressing dissenters’ rights attached as Appendix D to this proxy statement/prospectus. Because the right to dissent from the agreement and plan of merger and to receive payment of the “fair value” of General Maritime common stock depends on strict compliance with Marshall Islands law, a General Maritime shareholder wishing to exercise that right should review the provisions of the MIBCA attached to this joint proxy statement/prospectus as Appendix D.

Arlington

If you are a shareholder of Arlington who does not vote in favor of the amalgamation and are not satisfied that you have been offered the fair value of your common shares, you may (within one month after the date notice of the Arlington Special General Meeting was given) apply to the Bermuda courts to appraise the fair value of your common shares. In accordance with the Companies Act, the Arlington board has determined that, as of August 5, 2008, the consideration to be received by Arlington shareholders in the proposed transaction is at least equal to the fair value of the Arlington common shares.

Within one month after the Bermuda court’s appraisal of your shares, Arlington will be required to pay you an amount equal to the value of your common shares as appraised by the court. However, where the court has appraised any shares under this procedure and the Arlington amalgamation has been completed prior to the appraisal then, within one month after the court’s appraisal of your shares, if the amount, if any, previously paid to you for your shares is less than the appraisal by the court, Arlington will pay to you the difference between the amount paid to you and the value appraised by the court. There is no appeal from an appraisal by the court under this procedure.

LEGAL MATTERS

The validity of the shares of New General Maritime common stock offered hereby will be passed upon for New General Maritime by Reeder & Simpson P.C., Marshall Islands counsel to General Maritime. Kramer Levin Naftalis & Frankel LLP, U.S. counsel to General Maritime, will deliver an opinion to General Maritime concerning certain U.S. federal tax consequences of the proposed transaction, Wilmer Cutler Pickering Hale and Dorr LLP, U.S. counsel to Arlington, will deliver an opinion to Arlington concerning certain U.S. federal tax consequences of the proposed transaction. Reeder & Simpson P.C., Marshall Islands counsel to General Maritime, will deliver an opinion to General Maritime concerning certain Marshall Islands tax consequences of the proposed transaction, and Appleby, Bermuda counsel to Arlington, will deliver an opinion to Arlington concerning certain Bermuda tax consequences of the proposed transaction.

EXPERTS

The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference from General Maritime Corporation’s Annual Report on Form 10-K for the years ended December 31, 2006 and 2007, and the effectiveness of General Maritime Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of Galileo Holding Corporation included in this joint proxy statement/prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Arlington Tankers Ltd. as of December 31, 2006 and 2007, and for each of the years in the two-year period ended December 31, 2007, appearing in Arlington Tankers Ltd.’s Annual Report on Form 10-K for the year ended December 31, 2007, have been incorporated by reference herein in reliance upon the report of MSPC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of operations, shareholders’ equity, and cash flows of Arlington Tankers Ltd. for the year ended December 31, 2005, appearing in Arlington Tankers Ltd.’s Annual Report on Form 10-K for the year ended December 31, 2007, have been incorporated by reference herein in reliance upon the report of KPMG LLP, or KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Arlington Tankers Ltd. has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference to its audit report on Arlington Tankers Ltd’s past financial statements incorporated by reference in this registration statement.

FUTURE SHAREHOLDER PROPOSALS

General

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, shareholders may present proper proposals for inclusion in a company’s proxy statement and for consideration at the next annual meeting of its shareholders by submitting their proposals to the company in a timely manner.

General Maritime

General Maritime’s amended and restated by-laws require that General Maritime be given advance written notice of any matters which shareholders wish to present for action at an annual meeting. The Secretary must receive such notice at General Maritime’s principal executive offices, as set forth below, not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting, provided, however, that in the event the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the shareholder will be considered timely if it is delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

General Maritime will hold an Annual Meeting of Shareholders in 2009 only if the proposed transaction has not been completed. If General Maritime holds an Annual Meeting of Shareholders in 2009, shareholder proposals to be presented at that meeting must be received by General Maritime at its offices in New York, New York, addressed to the Secretary, not later than December 10, 2008, if the proposal is submitted for inclusion in General Maritime’s proxy materials for that meeting pursuant to Rule 14a-8 under the Exchange Act, or not earlier than January 14, 2009 nor later than February 13, 2009 if the proposal is submitted pursuant to General Maritime’s amended and restated by-laws. Such proposals must comply with General Maritime’s amended and restated by-laws and the requirements of Regulation 14A of the Exchange Act. In addition, Rule 14a-4 of the Exchange Act governs General Maritime’s use of its discretionary proxy voting authority with respect to a shareholder proposal that is not addressed in the proxy statement. With respect to the 2009 Annual Meeting of Shareholders, if General Maritime is not provided notice of a shareholder proposal on or after January 14, 2009, but not later than February 13, 2009, General Maritime will be allowed to use its discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in the proxy statement.

A copy of the full text of General Maritime’s amended and restated by-laws is on file with the SEC. Any proposals, nominations or notices should be sent to: John C. Georgiopoulos, Secretary, General Maritime Corporation, 299 Park Avenue, New York, New York 10171.

Arlington

Arlington will hold an annual general meeting of shareholders in 2009 only if the proposed transaction has not been completed. If Arlington holds an annual general meeting of shareholders in 2009, proposals on matters appropriate for shareholder consideration consistent with the regulations of the SEC submitted by shareholders for inclusion in the proxy statement and form of proxy for the 2009 Arlington Annual General Meeting must be received at Arlington’s registered office in Hamilton, Bermuda as set forth below on or before January 2, 2009.

Arlington’s amended bye-laws require that Arlington be given advance written notice of nominees proposed by a shareholder for the election of directors or other matters which shareholders wish to present for action at an annual general meeting. The Secretary must receive such notice at the address noted below not less than 90 days nor more than 120 days prior to the anniversary of the last annual general meeting, provided, however, that in the event that the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, in order to be timely, notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure was made. Assuming that the 2009 annual meeting is held, and that it is held within 30 days from the anniversary date of the 2008 annual meeting, appropriate notice would need to be provided to Arlington at the address noted below no earlier than March 19, 2009, and no later than April 20, 2009. If a shareholder fails to provide timely notice of a proposal to be presented at the 2009 annual meeting, the proxies designated by Arlington’s board of directors will have discretionary authority to vote on any such proposal which may come before the meeting.

Arlington’s amended bye-laws also specify requirements relating to the content of the notice which shareholders must provide to the Secretary for any matter, including a shareholder nomination for director, to be properly presented at a meeting. A copy of the full text of Arlington’s amended bye-laws is on file with the SEC. Any proposals, nominations or notices should be sent to: Renee Hill, Company Secretary, Arlington Tankers Ltd., c/o Appleby, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

WHERE YOU CAN FIND MORE INFORMATION

General Maritime and Arlington file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.

New General Maritime has filed a registration statement on Form S-4 to register with the SEC the shares of New General Maritime common stock to be issued in the proposed transaction. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of New General Maritime in addition to being a proxy statement of General Maritime and Arlington for their respective special meetings of shareholders. As allowed by the SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or in the exhibits to the registration statement.

The SEC allows us to “incorporate by reference” information into this joint proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately by General Maritime or Arlington with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that each of General Maritime and Arlington have previously filed with the SEC. These documents contain important information about General Maritime and Arlington and their respective finances.

General Maritime Filings (File No. 001-16531):

•	annual report on Form 10-K for the fiscal year ended December 31, 2007;

•	quarterly reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008; and

•	current reports on Form 8-K filed on April 1, 2008, May 29, 2008, June 13, 2008, July 3, 2008, July 9, 2008, August 6, 2008 (as amended on August 7, 2008), August 28, 2008, October 23, 2008 and October 27, 2008.

Arlington Filings (File No. 001-32343):

•	annual report on Form 10-K for the fiscal year ended December 31, 2007;

•	amended annual report on Form 10-K/A for the fiscal year ended December 31, 2007;

•	quarterly reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

•	amended quarterly reports on Form 10-Q/A for the quarters ended March 31, 2008 and June 30, 2008; and

•	current reports on Form 8-K filed on April 23, 2008, June 30, 2008, August 6, 2008, August 28, 2008, September 30, 2008 and October 23, 2008.

Each of General Maritime and Arlington are also incorporating by reference additional documents that each files with the SEC between the date of this joint proxy statement/prospectus and the date of the later to occur of the special meetings.

General Maritime has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to General Maritime, and Arlington has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Arlington.

Because you are either a General Maritime shareholder or an Arlington shareholder, we may have sent you some of the documents listed above, but you may also obtain any of them through us or the SEC. If you are a General Maritime shareholder and would like to request from General Maritime any of the documents it has filed with the SEC, please do so by December 9, 2008 in order to receive those documents before the General Maritime special meeting. General Maritime shareholders may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone at the following address:

General Maritime Corporation
Attention: Jeffrey D. Pribor
299 Park Avenue
New York, New York 10171
Telephone: (212) 763-5600

If you are an Arlington shareholder and would like to request from Arlington any of the documents it has filed with the SEC, please do so by December 9, 2008 in order to receive those documents before the Arlington special general meeting. Arlington shareholders may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone at the following address:

Arlington Tankers Ltd.
c/o Arlington Tankers, LLC
191 Post Road West
Westport, Connecticut 06880
Attention: Edward Terino
Telephone: (203) 221-2765

You can also get more information by visiting the investor relations website of General Maritime at www.generalmaritimecorp.com or Arlington at www.arlingtontankers.com. Website materials are not part of this joint proxy statement/prospectus.

You should rely on the information contained in or incorporated by reference into this joint proxy statement/prospectus to vote on the proposals to General Maritime shareholders and to Arlington shareholders in connection with the proposed transaction, as the case may be. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated October 31, 2008. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of New General Maritime common stock in the proposed transaction shall create any implication to the contrary.

GALILEO HOLDING CORPORATION

INDEX TO CONSOLIDATED BALANCE SHEET

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet	F-3
Note to Consolidated Balance Sheet	F-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Galileo Holding Corporation,

We have audited the accompanying balance sheet of Galileo Holding Corporation (the “Company”) as of August 5, 2008. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Galileo Holding Corporation as of August 5, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

New York, NY
August 27, 2008

GALILEO HOLDING CORPORATION

BALANCE SHEET
(In United States dollars)

As of
August 5, 2008

Total assets	$—

Liabilities and shareholders’ equity
Liabilities	$—
Shareholders’ equity
Common stock, $0.01 par value per share; 100 shares issued and outstanding	1
Subscriptions receivable	(1)
Total shareholders’ equity	—
Total liabilities and shareholders’ equity	$—

See notes to balance sheet.

GALILEO HOLDING CORPORATION

NOTES TO BALANCE SHEET
(In United States dollars)

1.	Nature of Operations

Galileo Holding Corporation (the “Company”) was formed on August 5, 2008, under the laws of the Marshall Islands, to become the holding company for a merger between General Maritime Corporation (“General Maritime”) and Arlington Tankers Ltd. (“Arlington”). General Maritime owns 73% of the capital stock of the Company and Arlington owns 27% of the capital stock of the Company. The authorized capital stock of the Company consists of 100 shares of common stock, par value $.01 per share, of which 73 shares have been issued to General Maritime and 27 shares have been issued to Arlington.

2.	Basis of Presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

APPENDIX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER AND AMALGAMATION
by and among
Arlington Tankers Ltd.,
Galileo Holding Corporation,
Archer Amalgamation Limited,
Galileo Merger Corporation,
and
General Maritime Corporation
Dated as of August 5, 2008

TABLE OF DEFINED TERMS

Cross Reference
Terms	in Agreement

Acquisition Proposal	Section 6.1(c)(i)
Adverse Proceeding	Section 7.1(g)
Affiliate	Section 3.2(d)
Agreement	Preamble
Amalgamated Company	Section 1.4(b)
Amalgamation Agreement	Section 1.2(c)
Amalgamation Certificate	Section 1.2(b)
Amalgamation Sub	Preamble
Amalgamation Sub Common Stock	Section 1.1(c)
Antitrust Laws	Section 6.6(b)
Antitrust Order	Section 6.6(b)
Archer	Preamble
Archer Amalgamation	Preamble
Archer Balance Sheet	Section 4.5(b)
Archer Board	Preamble
Archer Common Stock	Section 2.1(b)(ii)
Archer Credit Facility	Section 5.2(i)
Archer Director	Section 1.1(b)
Archer Disclosure Letter	Article IV
Archer Dissenting Shares	Section 2.4(b)(i)
Archer Employee Plans	Section 4.12(a)
Archer Exchange Ratio	Section 2.1(b)(iii)
Archer Filed SEC Documents	Article IV
Archer Financial Advisor	Section 4.19
Archer Founder Stock	Section 4.2(a)
Archer Indemnified Parties	Section 6.12(a)(i)
Archer-Leased Real Property	Section 4.23(b)
Archer Lender Consent	Section 6.17(a)
Archer Maritime Guideline	Section 4.13
Archer Material Adverse Effect	Section 4.1
Archer Material Contracts	Section 4.9(a)
Archer Maximum Premium	Section 6.12(a)(iii)
Archer Meeting	Section 4.4(d)
Archer Permits	Section 4.14
Archer Real Property Leases	Section 4.23(b)
Archer Rights	Section 4.2(b)
Archer Rights Plan	Section 4.2(b)
Archer Rights Plan Amendment	Section 4.20
Archer Preferred Stock	Section 4.2(a)
Archer SEC Documents	Section 4.5(a)
Archer Shareholder Approval	Section 4.4(a)
Archer Vessel	Section 4.11(b)
Archer Voting Proposal	Section 4.4(a)
Articles of Merger	Section 1.2(a)
Bankruptcy and Equity Exception	Section 3.4(a)

Cross Reference
Terms	in Agreement

BCA	Preamble
Certificates	Section 2.2(a)
Change of Control Proposal	Section 6.1(c)(ii)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Preamble
Combinations	Preamble
Companies Act	Preamble
Confidentiality Agreement	Section 5.3
Current Archer D&O Insurance	Section 6.12(a)(iii)
Current Galileo D&O Insurance	Section 6.12(b)(iii)
Effective Time	Section 1.2(c)
Employee Benefit Plan	Section 3.12(a)(i)
Environmental Laws	Section 3.11(b)(i)
ERISA	Section 3.12(a)(ii)
ERISA Affiliate	Section 3.12(a)(iii)
Exchange Act	Section 3.4(c)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
GAAP	Section 3.5(b)
Galileo	Preamble
Galileo Acquisition Agreement	Section 6.1(b)(ii)(B)
Galileo Balance Sheet	Section 3.5(b)
Galileo Board	Preamble
Galileo Common Stock	Section 2.1(a)(ii)
Galileo Credit Facility	Section 6.17(b)
Galileo Disclosure Letter	Article III
Galileo Dissenting Shares	Section 2.4(a)(i)
Galileo Employee Plans	Section 3.12(a)
Galileo Exchange Ratio	Section 2.1(a)(iii)
Galileo Filed SEC Documents	Article III
Galileo Financial Advisor	Section 3.19
Galileo Indemnified Parties	Section 6.12(b)(i)
Galileo-Leased Real Property	Section 3.23(b)
Galileo Lender Consent	Section 6.17(b)
Galileo Maritime Guideline	Section 3.13
Galileo Material Adverse Effect	Section 3.1
Galileo Material Contracts	Section 3.9(a)
Galileo Maximum Premium	Section 6.12(b)(iii)
Galileo Meeting	Section 3.4(d)
Galileo Merger	Preamble
Galileo Adjusted Net Asset Value Per Share	Section 5.1
Galileo Permits	Section 3.14
Galileo Preferred Stock	Section 3.2(a)
Galileo Real Property Leases	Section 3.23(b)
Galileo Restricted Shares	Section 3.2(b)
Galileo Rights	Section 3.2(d)

Cross Reference
Terms	in Agreement

Galileo Rights Plan	Section 3.2(d)
Galileo Rights Plan Amendment	Section 3.20
Galileo SEC Documents	Section 3.5(a)
Galileo Shareholder Approval	Section 3.4(a)
Galileo Stock Options	Section 2.3(a)
Galileo Stock Plans	Section 2.3(a)
Galileo Vessel	Section 3.11(b)(iv)
Galileo Voting Proposal	Section 3.4(a)
Governmental Entity	Section 3.4(c)
Hazardous Materials	Section 3.11(b)(ii)
HSR Act	Section 3.4(c)
Intellectual Property Rights	Section 3.25(a)
IRS	Section 3.12(b)
Joint Proxy Statement/Prospectus	Section 3.5(c)
Legal Provisions	Section 3.13
Liens	Section 3.4(b)
Management Agreements	Section 4.16
Manager	Section 4.16
Merger Sub	Preamble
Merger Sub Common Stock	Section 1.1(c)
New Parent	Preamble
New Parent Common Stock	Section 1.1(a)
NYSE	Section 2.2(c)
Ordinary Course of Business	Section 3.3(c)
Outside Date	Section 8.1(b)
Permitted Equity Issuance	Section 5.1
Permitted Transaction	Section 5.1
Proposal	Section 6.1(c)(i)
Registration Statement	Section 3.5(c)
Regulation M-A Filing	Section 3.5(c)
Release	Section 3.11(b)(iii)
Representatives	Section 6.1(a)(i)
Restraints	Section 7.1(e)
SEC	Section 3.4(c)
SEC Documents	Article III
Securities Act	Section 3.2(d)
SOX	Section 3.5(a)
Specified Archer Time	Section 6.1(a)(i)
Specified Galileo Time	Section 6.1(b)(i)
Subsidiary	Section 3.3(a)
Superior Proposal	Section 6.1(c)(iii)
Surviving Corporation	Section 1.4(a)
Takeover Laws	Section 3.4(a)
Tax Returns	Section 3.8(a)
Taxes	Section 3.8(a)

AGREEMENT AND PLAN OF MERGER AND AMALGAMATION

THIS AGREEMENT AND PLAN OF MERGER AND AMALGAMATION (this “Agreement”), dated as of August 5, 2008, is by and among Arlington Tankers Ltd., a company incorporated in the Islands of Bermuda (“Archer”), Galileo Holding Corporation, a corporation incorporated under the laws of the Republic of the Marshall Islands (“New Parent”), Archer Amalgamation Limited, a company incorporated in the Islands of Bermuda and a wholly owned Subsidiary of New Parent (“Amalgamation Sub”), Galileo Merger Corporation, a corporation incorporated under the laws of the Republic of the Marshall Islands and a wholly owned Subsidiary of New Parent (“Merger Sub”), and General Maritime Corporation, a corporation incorporated under the laws of the Republic of the Marshall Islands (“Galileo”).

WHEREAS, the Board of Directors of Archer (the “Archer Board”), the Board of Directors of Galileo (the “Galileo Board”), and the Boards of Directors of New Parent, Amalgamation Sub and Merger Sub each deem it advisable to and in the best interests of each respective company and its shareholders that Archer and Galileo combine on the terms and subject to the conditions set forth in this Agreement in order to advance the long-term business interests of Archer and Galileo;

WHEREAS, the combination of Archer and Galileo shall be effected as follows: (i) Archer will amalgamate with Amalgamation Sub, with the resulting amalgamated company continuing as the surviving entity (the “Archer Amalgamation”), in accordance with the terms of this Agreement and the Bermuda Companies Act 1981 (the “Companies Act”), and (ii) the Merger Sub will merge with and into Galileo with Galileo continuing as the surviving corporation (the “Galileo Merger” and, together with the Archer Amalgamation, the “Combinations”), in accordance with the terms of this Agreement and the Business Corporations Act of the Marshall Islands (the “BCA”);

WHEREAS, upon consummation of the Combinations, each of the Amalgamated Company and the Surviving Corporation will be a wholly owned Subsidiary of New Parent, which has been formed by Archer and Galileo solely for the purpose of the transactions contemplated by this Agreement; and

WHEREAS, for United States federal income tax purposes, it is intended that each of the Archer Amalgamation and the Galileo Merger, together with the transactions set forth in Section 6.19, shall qualify as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, Archer, Galileo, Merger Sub, Amalgamation Sub and New Parent agree as follows:

ARTICLE I

FORMATION OF NEW PARENT AND MERGER SUBS; THE COMBINATIONS

1.1 Formation of New Parent and Merger Subs.

(a) Archer and Galileo have caused New Parent to be organized under the laws of the Republic of the Marshall Islands. Archer owns 27% of the capital stock of New Parent and Galileo owns 73% of the capital stock of New Parent. The authorized capital stock of New Parent consists of 100 shares of common stock, par value $.01 per share (the “New Parent Common Stock”), of which 27 shares have been issued to Archer and 73 shares have been issued to Galileo. Archer and Galileo shall each take, and shall each cause New Parent to take, all requisite action to cause (i) the Articles of Incorporation of New Parent to be in the form of Exhibit A, or as otherwise mutually agreed upon by the parties hereto and provided in an amendment to this Agreement (which amendment shall include, among other things, an amendment of such Exhibit A), and providing, among other things, that the name of New Parent shall be “General Maritime Corporation,” and, as so amended, such Articles of Incorporation shall be the Articles of Incorporation of New Parent, until further amended in accordance with the BCA, and (ii) the By-laws of New Parent to be in the form of Exhibit B, or as otherwise mutually agreed upon by the parties hereto and provided in an amendment to this Agreement (which amendment shall include, among other things, an amendment of such Exhibit B), and, as so amended, such By-laws shall be the By-laws of New Parent, until further amended in accordance with the BCA.

(b) The sole director of New Parent as of the date hereof is the individual listed on Schedule 1.1(b)(i). Archer and Galileo shall each take, and shall cause New Parent to take, all requisite action to cause the directors of New Parent as of the Effective Time to be (i) the individuals listed on Schedule 1.1(b)(ii) and one individual who is a director or executive officer of Archer as of prior to the Effective Time and who is mutually acceptable to Archer and Galileo (such individual, the “Archer Director”). If any of the individuals listed on Schedule 1.1(b)(ii) shall prior to the Effective Time be unable or unwilling to hold office as a director of New Parent immediately after the Effective Time, the Galileo Board shall designate another individual to be appointed director in his or her place, and such individual shall become a director of New Parent at the Effective Time. Neither Archer nor Galileo nor New Parent shall permit any individual to be a director of New Parent other than in accordance with this Section 1.1(b).

(c) Archer and Galileo have caused New Parent to organize, and New Parent has organized, Amalgamation Sub under the laws of the Islands of Bermuda and Merger Sub under the laws of the Republic of the Marshall Islands. The authorized share capital of Amalgamation Sub consists of 100 shares of common stock, par value $.01 per share (the “Amalgamation Sub Common Stock”), all of which are validly issued, fully paid and nonassessable, and are owned by New Parent. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $.01 per share (the “Merger Sub Common Stock”), all of which are validly issued, fully paid and nonassessable, and are owned by New Parent.

1.2 Effective Time.

(a) On the terms and subject to the conditions set forth in this Agreement, the Merger Sub shall be merged with and into Galileo at the Effective Time in accordance with the BCA, with Galileo continuing as the surviving corporation. On the Closing Date, Archer and Galileo shall cause to be filed with the Registrar of Corporations of the Republic of the Marshall Islands, articles of merger (the “Articles of Merger”) in such form as is required by, and executed by the Surviving Corporation in accordance with, the relevant provisions of the BCA and shall make all other filings or recordings required under the BCA in order to effect the Galileo Merger.

(b) On the terms and subject to the conditions set forth in this Agreement, Archer shall be amalgamated with Amalgamation Sub at the Effective Time in accordance with the Companies Act, with the Amalgamated Company continuing as the surviving entity. On the Closing Date, Archer and Galileo shall cause to be filed with the Registrar of Companies of Bermuda, a certificate of amalgamation (the “Amalgamation Certificate”) in such form as is required by, and executed by the Amalgamated Company in accordance with, the relevant provisions of the Companies Act and shall make all other filings or recordings required under the Companies Act in order to effect the Archer Amalgamation.

(c) The Galileo Merger and the Archer Amalgamation shall become effective at such date and time as Archer and Galileo shall agree and shall be specified in the Articles of Merger and the Amalgamation Agreement between Archer and Amalgamation Sub, which shall be in substantially the form attached hereto as Schedule 1.2(c) (the “Amalgamation Agreement”); provided that (i) such date and time shall be after the time of filing of the Articles of Merger and the Amalgamation Agreement and (ii) the Galileo Merger and the Archer Amalgamation shall become effective at the same date and time. As used in this Agreement, the term “Effective Time” shall mean the time when the Galileo Merger and the Archer Amalgamation become effective.

1.3 Closing.  The closing of the Combinations (the “Closing”) will take place at 10:00 a.m., Eastern time, on a date to be specified by Archer and Galileo (the “Closing Date”), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036, unless another date, place or time is agreed to in writing by Archer and Galileo.

1.4 Effects of the Combinations.

(a) At the Effective Time (i) the separate existence of the Merger Sub shall cease and the Merger Sub shall be merged with and into Galileo, with Galileo continuing as the surviving corporation and a Marshall Islands company and having such name as Galileo may determine (Galileo following the Galileo Merger is sometimes referred to herein as the “Surviving Corporation”) and (ii) the Articles of Incorporation of Galileo shall be amended to read in the form of Exhibit C, and, as so amended, such Articles of Incorporation shall be the Articles of Incorporation of the Surviving Corporation, until further amended in accordance with the BCA. In addition, Archer and Galileo shall cause New Parent to cause the Bylaws of the Merger Sub as in effect immediately prior to the Effective Time to be amended and restated at the Effective Time in the form of Exhibit D, and, as so amended and restated, such Bylaws shall be the Bylaws of the Surviving Corporation, until further amended in accordance with the BCA. The Galileo Merger shall have the effects set forth in Section 97 of the BCA.

(b) At the Effective Time (i) Archer shall be amalgamated with Amalgamation Sub, with the resulting amalgamated company continuing as the surviving entity and a Bermuda exempted company with the name “Arlington Tankers Ltd.” (the Amalgamation Sub following the Archer Amalgamation is sometimes referred to herein as the “Amalgamated Company”) and (ii) the Memorandum of Association of the Amalgamation Sub shall be amended to be identical to the Memorandum of Association of Archer as of immediately prior to the Effective Time, and, as so amended, such Memorandum of Association shall be the Memorandum of Association of the Amalgamated Company, until further amended in accordance with the BCA. In addition, Archer and Galileo shall cause the Bye-laws of Amalgamation Sub as in effect immediately prior to the Effective Time to be amended and restated at the Effective Time to be identical to the Bye-laws of Archer as of immediately prior to the Effective Time, and, as so amended and restated, such Bye-laws shall be the Bye-laws of the Amalgamated company, until further amended in accordance with the Companies Act. The Archer Amalgamation shall have the effects set forth in Section 109 of the Companies Act.

1.5 Directors of the Surviving Entities.

(a) The directors of the Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

(b) The names and addresses of the initial directors of the Amalgamated Company shall be as set forth on Schedule 1.5(b), with such initial directors to hold office in accordance with the Memorandum of Association and Bye-laws of the Amalgamated Company.

1.6 Actions of Archer and Galileo.  Archer and Galileo, as the holders of all the outstanding shares of New Parent Common Stock, have adopted and approved this Agreement and the transactions contemplated hereby and shall cause New Parent, as the sole stockholder of each of Merger Sub and Amalgamation Sub, to adopt and approve this Agreement. Each of Archer and Galileo shall take all actions necessary to cause New Parent, Merger Sub and Amalgamation Sub to take any actions necessary in order to consummate the Combinations and the other transactions contemplated hereby.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Conversion of Capital Stock.

(a) Galileo Merger.  As of the Effective Time, by virtue of the Galileo Merger and without any action on the part of the holder of any shares of the capital stock of Galileo or the capital stock of the Merger Sub:

(i) Capital Stock of the Merger Sub.  Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unchanged, and New Parent shall remain the sole shareholder of the Surviving Corporation.

(ii) Cancellation of Certain Shares.  All shares of common stock, $.01 par value per share, of Galileo (“Galileo Common Stock”) that are owned by Galileo as treasury stock or by any Subsidiary of

Galileo, any shares of Galileo Common Stock owned by Archer or any Subsidiary of Archer, and any shares of Galileo Common Stock owned by New Parent, Merger Sub or Amalgamation Sub, in each case as of immediately prior to the Effective Time, shall be cancelled and shall cease to exist and no stock of New Parent or other consideration shall be delivered in exchange therefor.

(iii) Exchange Ratio for Galileo Common Stock.  Subject to Section 2.2, each share of Galileo Common Stock (other than shares to be cancelled in accordance with Section 2.1(a)(ii) and Galileo Dissenting Shares) shall be automatically converted into the right to receive 1.34 (the “Galileo Exchange Ratio”) shares of New Parent Common Stock upon surrender of the certificate representing such share of Galileo Common Stock in the manner provided in Section 2.2. As of the Effective Time, all such shares of Galileo Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Galileo Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of New Parent Common Stock pursuant to this Section 2.1(a)(iii) and any cash in lieu of fractional shares of New Parent Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest.

(iv) Unvested Stock.  At the Effective Time, any shares of New Parent Common Stock issued in accordance with Section 2.1(a)(iii) with respect to any unvested shares of Galileo Common Stock awarded to employees, directors or consultants pursuant to any of Galileo’s plans or arrangements and outstanding immediately prior to the Effective Time shall remain subject to the same terms, restrictions and vesting schedule as in effect immediately prior to the Effective Time, except to the extent by their terms such unvested shares of Galileo Common Stock vest at the Effective Time. Galileo shall not take or permit any action which would accelerate vesting of any unvested shares, except to the extent required by their terms as in effect on the date hereof. Copies of the relevant agreements governing such shares and the vesting thereof have been provided to Archer. All outstanding rights which Galileo may hold immediately prior to the Effective Time to repurchase unvested shares of Galileo Common Stock shall be assigned to New Parent as of the Effective Time and shall thereafter be exercisable by New Parent upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to such rights and the purchase price payable per share shall be appropriately adjusted to reflect the Galileo Exchange Ratio. Galileo shall use its reasonable best efforts to cause the foregoing provisions of this Section 2.1(a)(iv) to occur.

(b) Archer Amalgamation.  As of the Effective Time, by virtue of the Archer Amalgamation and without any action on the part of the holder of any shares of the capital stock of Archer or the capital stock of the Amalgamation Sub:

(i) Capital Stock of Amalgamation Sub.  Each share of Amalgamation Sub Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unchanged, and New Parent shall remain the sole shareholder of the Amalgamated Company.

(ii) Cancellation of Certain Shares.  All common shares, $.01 par value per share, of Archer (“Archer Common Stock”) that are owned by Archer as treasury stock or by any Subsidiary of Archer, any shares of Archer Common Stock owned by Galileo or any Subsidiary of Galileo, and any shares of Archer Common Stock owned by New Parent, Merger Sub or Amalgamation Sub, in each case as of immediately prior to the Effective Time, shall be cancelled and shall cease to exist and no stock of New Parent or other consideration shall be delivered in exchange therefor.

(iii) Exchange Ratio for Archer Common Stock.  Subject to Section 2.2, each share of Archer Common Stock (other than shares to be cancelled in accordance with Section 2.1(b)(ii) and Archer Dissenting Shares) shall be automatically converted into the right to receive one (the “Archer Exchange Ratio”) share of New Parent Common Stock upon surrender of the certificate representing such share of Archer Common Stock in the manner provided in Section 2.2. As of the Effective Time, all such shares of Archer Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Archer Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of New Parent

Common Stock pursuant to this Section 2.1(b)(iii) and any cash in lieu of fractional shares of New Parent Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest.

(c) Adjustments to Exchange Ratios.  If there is any reclassification, stock split, subdivision, reverse split, consolidation, stock or share dividend or bonus issue (including any dividend or distribution of securities convertible into Archer Common Stock or Galileo Common Stock), reorganization, recapitalization or other like change with respect to Archer Common Stock or Galileo Common Stock occurring after the date hereof and prior to the Effective Time, the Galileo Exchange Ratio and the Archer Exchange Ratio shall be adjusted accordingly to provide to the holders of Galileo Common Stock and Archer Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) Effect on New Parent Common Stock.  Immediately following the Effective Time, shares of the capital stock of New Parent owned by the Surviving Corporation or the Amalgamated Company shall be cancelled by New Parent without payment therefor.

2.2 Exchange of Certificates.  The procedures for exchanging outstanding shares of Archer Common Stock and Galileo Common Stock for New Parent Common Stock pursuant to the Archer Amalgamation and the Galileo Merger, respectively, are as follows:

(a) Exchange Agent.  Promptly following the Effective Time, New Parent shall enter into an exchange agent agreement, in form and substance reasonably acceptable to Archer, with The Bank of New York Mellon or another bank or trust company designated by Galileo and reasonably acceptable to Archer (the “Exchange Agent”), for the benefit of the holders of shares of Archer Common Stock and Galileo Common Stock, which shall provide for exchange in accordance with this Section 2.2, through the Exchange Agent, of (i) certificates representing the shares of New Parent Common Stock (such shares of New Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 2.1 in exchange for outstanding shares of Archer Common Stock and Galileo Common Stock, (ii) cash in an amount sufficient to make payments for fractional shares required pursuant to Section 2.2(c), and (iii) any dividends or distributions to which holders of certificates which immediately prior to the Effective Time represented outstanding shares of Archer Common Stock or Galileo Common Stock (the “Certificates”) whose shares were converted pursuant to Section 2.1 into the right to receive shares of New Parent Common Stock may be entitled pursuant to Section 2.2(d). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the shares of New Parent Common Stock and cash contemplated to be issued pursuant to this Section 2.2(a) out of the Exchange Fund. Except as contemplated by Section 2.2(f), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.  As soon as reasonably practicable after the Effective Time, Galileo shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares were converted into the right to receive New Parent Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of such Certificates to the Exchange Agent and shall be in such form and have such other provisions as Galileo may reasonably specify) and (ii) instructions for effecting the surrender of such Certificates in exchange for certificates representing shares of New Parent Common Stock (plus cash in lieu of fractional shares, if any, of New Parent Common Stock and any dividends or distributions as provided below). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of New Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article II plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions then payable pursuant to Section 2.2(d), and the Certificate so surrendered shall immediately be cancelled. In the event of a transfer of ownership of Archer Common Stock or Galileo Common Stock which is not registered in the transfer records of Archer or Galileo, respectively, a certificate representing the proper number of shares of New Parent

Common Stock plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions pursuant to Section 2.2(d) may be issued or paid to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of New Parent Common Stock plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions then payable pursuant to Section 2.2(d) as contemplated by this Section 2.2. No interest shall be paid or accrue on any cash payable upon the surrender of any Certificate pursuant to the provisions of this Article II.

(c) No Fractional Shares.  No certificate or scrip representing fractional shares of New Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of New Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Archer Common Stock or Galileo Common Stock converted pursuant to the Archer Amalgamation or the Galileo Merger, respectively, who would otherwise have been entitled to receive a fraction of a share of New Parent Common Stock (after taking into account all Certificates delivered by such holder and the aggregate number of shares of Archer Common Stock and Galileo Common Stock collectively represented thereby) shall receive, in lieu thereof, cash (without interest) in an amount (rounded to the nearest cent) equal to such fractional part of a share of New Parent Common Stock multiplied by the closing price of New Parent Common Stock at the end of regular trading hours on the New York Stock Exchange (“NYSE”) on the first trading day following the day on which the Effective Time occurs, as such price is reported on the NYSE Composite Transaction Tape (as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing).

(d) Distributions with Respect to Unexchanged Shares.  No dividends or other distributions declared or made after the Effective Time with respect to New Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and paid to the record holder of such Certificate (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of New Parent Common Stock, without interest, and (ii) at the appropriate payment date, the amount of dividends or other distributions having a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender that are payable with respect to such whole shares of New Parent Common Stock.

(e) No Further Ownership Rights in Archer Common Stock and Galileo Common Stock.  All shares of New Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash or dividends or other distributions paid pursuant to Section 2.2(c) or 2.2(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Archer Common Stock or Galileo Common Stock represented by such Certificates, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation or the Amalgamated Company of the shares of Galileo Common Stock or Archer Common Stock, respectively, which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, the Amalgamated Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Archer Common Stock and Galileo Common Stock for twelve months after the Effective Time shall be delivered to New Parent, upon demand, and any holder of Archer Common Stock or Galileo Common Stock who has not previously complied with this Section 2.2 shall thereafter look only to New Parent for, and New Parent shall remain liable for, payment of its claim for New Parent Common Stock, any cash in lieu of fractional shares of New Parent Common Stock and any dividends or distributions with respect to New Parent Common Stock.

(g) No Liability.  To the extent permitted by applicable law, none of Archer, Amalgamation Sub, Merger Sub, Galileo, New Parent, the Surviving Corporation, the Amalgamated Company, or the Exchange Agent shall be liable to any holder of shares of New Parent Common Stock, Galileo Common Stock or Archer Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to four years after the Effective Time (or immediately prior to such earlier date on which any shares of New Parent Common Stock, and any cash payable to the holder of such Certificate or any dividends or distributions payable to the holder of such Certificate pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity), any such shares of New Parent Common Stock or cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of New Parent, free and clear of all claims or interest of any person previously entitled thereto.

(h) Withholding Rights.  Each of New Parent, the Surviving Corporation, the Amalgamated Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Archer Common Stock or Galileo Common Stock such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable tax law. To the extent that amounts are so withheld by New Parent, the Surviving Corporation, the Amalgamated Company or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Archer Common Stock or Galileo Common Stock, as the case may be, in respect of which such deduction and withholding was made.

(i) Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the delivery of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by New Parent, the posting by such person of a bond in such reasonable amount as New Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, New Parent shall cause the Exchange Agent to issue in exchange for such lost, stolen or destroyed Certificate the shares of New Parent Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of New Parent Common Stock deliverable in respect thereof pursuant to this Agreement.

(j) Uncertificated Shares.  In the case of outstanding shares of Archer Common Stock or Galileo Common Stock that are not represented by Certificates, the parties shall make such adjustments to the procedures described in this Section 2.2 as are necessary or appropriate to implement the same purpose and effect that this Section 2.2 has with respect to shares of Archer Common Stock and Galileo Common Stock that are represented by Certificates.

(k) Investment of Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund in investment-grade securities, as directed by New Parent, on a daily basis; provided, however, that no such investment or loss thereon shall affect the amounts payable to former shareholders of Archer or Galileo after the Effective Time pursuant to this Article II. Any interest and other income resulting from such investments shall become part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article II shall be paid to New Parent.

2.3  Galileo Stock Plans.

(a) At the Effective Time, each outstanding option to purchase Galileo Common Stock (“Galileo Stock Options”), whether vested or unvested, and all stock option plans or other stock or equity-related plans of Galileo (the “Galileo Stock Plans”) themselves, insofar as they relate to outstanding Galileo Stock Options, shall be assumed by New Parent and shall become an option to acquire, on the same terms and conditions as were applicable under such Galileo Stock Option immediately prior to the Effective Time, the same number of shares of New Parent Common Stock as the holder of such Galileo Stock Option would have been entitled to receive pursuant to the Galileo Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to the quotient of (y) the aggregate exercise price for the shares of Galileo Common Stock purchasable pursuant to such Galileo Stock Option immediately prior to the Effective Time, divided by (z) the aggregate number of shares of New Parent Common Stock deemed purchasable pursuant to such Galileo Stock Option in accordance with the foregoing. Such Galileo Stock Options shall continue in effect on the same terms and conditions to which they are currently subject (subject to the adjustments required by this Section 2.3 after giving effect to the Galileo Merger).

(b) Promptly after the Effective Time, New Parent shall deliver to the participants in the Galileo Stock Plans appropriate notice setting forth such participants’ rights pursuant to the Galileo Stock Options, as provided in this Section 2.3.

(c) New Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of New Parent Common Stock for delivery upon exercise of the Galileo Stock Options assumed in accordance with this Section 2.3. As promptly as practicable after the Effective Time, New Parent shall file a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the shares of New Parent Common Stock subject to such options and shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

2.4 Dissenting Shares.

(a) Galileo Dissenting Shares.

(i) Notwithstanding anything to the contrary contained in this Agreement, shares of Galileo Common Stock held by a holder who has delivered a written objection to the proposed corporate action and a demand for payment of such shares in accordance with Sections 100 and 101 of the BCA (any such shares being referred to as “Galileo Dissenting Shares” until such time as such holder fails to perfect or effectively withdraws or otherwise loses such holder’s right to payment as a holder of Galileo Dissenting Shares under the BCA with respect to such shares) shall not be converted into or represent the right to receive shares of New Parent Common Stock (plus cash in lieu of fractional shares, if any, of New Parent Common Stock and any dividends or distributions) in accordance with Section 2.1(a), but shall be entitled only to such rights as are granted by the BCA to a holder of Galileo Dissenting Shares.

(ii) If any Galileo Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive shares of New Parent Common Stock (plus cash in lieu of fractional shares, if any, of New Parent Common Stock and any dividends or distributions) in accordance with Section 2.1(a), without interest thereon, upon surrender of the Certificate formerly representing such shares.

(iii) Galileo shall give Archer: (A) prompt notice of any demands received by Galileo for payment or appraisal of shares of Galileo Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to Galileo prior to the Effective Time pursuant to the BCA that relate to such demand; and (B) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. Galileo shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Archer shall have given its written consent to such payment or settlement offer.

(b) Archer Dissenting Shares.

(i) Notwithstanding anything to the contrary contained in this Agreement, shares of Archer Common Stock held by a holder who has not voted in favor of the Archer Amalgamation or consented thereto in writing and who otherwise properly perfected such holder’s right to appraisal for such shares in accordance with the Companies Act (any such shares being referred to as “Archer Dissenting Shares”) shall not be converted into or represent the right to receive shares of New Parent Common Stock (plus cash in lieu of fractional shares, if any, of New Parent Common Stock and any dividends or distributions) in accordance with Section 2.1(b), but shall be entitled only to such rights as are granted by Section 106 of the Companies Act to a holder of Archer Dissenting Shares.

(ii) If any Archer Dissenting Shares shall lose their status as such (through the applicable holder’s withdrawal of an appraisal application to the applicable Bermuda court or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive shares of New Parent Common Stock (plus cash in lieu of fractional shares, if any, of New Parent Common Stock and any dividends or distributions) in accordance with Section 2.1(b), without interest thereon, upon surrender of the Certificate formerly representing such shares.

(iii) Archer shall give Galileo: (A) prompt notice of any demands received by Archer for payment or appraisal of shares of Archer Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to Archer prior to the Effective Time pursuant to the Companies Act that relate to such demand; and (B) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. Archer shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Galileo shall have given its written consent to such payment or settlement offer.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF GALILEO

Galileo represents and warrants to Archer that the statements contained in this Article III are true and correct, except as set forth (i) in the registration statements, reports, schedules, forms, certifications and other statements and documents (collectively, including the exhibits and all other information incorporated therein, “SEC Documents”) filed with or furnished to the SEC by Galileo and publicly available on or after January 1, 2008 and prior to the date of this Agreement (the “Galileo Filed SEC Documents”) (but only to the extent it is clearly apparent that the disclosure contained in such filed or furnished documents is relevant to one or more of the representations and warranties contained in this Article III and excluding any disclosure in any “Risk Factors” section or any forward looking or hypothetical statements contained in such filed or furnished documents) or (ii) in the disclosure letter delivered by Galileo to Archer on the date of this Agreement (the “Galileo Disclosure Letter”). The Galileo Disclosure Letter shall be arranged in sections corresponding to the numbered and lettered sections contained in this Article III and the disclosure in any paragraph shall qualify (1) the corresponding section in this Article III and (2) the other sections in this Article III, but only to the extent that it is clearly apparent from a reading of such disclosure that it also qualifies or applies to such other sections in this Article III.

3.1 Organization, Standing and Corporate Power.  Galileo (a) is a corporation duly organized, validly existing and in good standing or has equivalent status under the laws of the Marshall Islands, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and (b) is duly qualified or licensed to do business and is in good standing or has equivalent status in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except, in the case of this clause (b), for such failures to be so qualified, licensed or in good standing as have not had, and are not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect. For purposes of this Agreement, the term “Galileo Material Adverse Effect” means any change, event, effect, circumstance, occurrence, state of facts or development that, individually or in the aggregate with all such other changes, events, effects, circumstances, occurrences, states of facts and developments, is or is reasonably likely to be materially adverse to (i) the business, assets (including vessels), financial condition or results of operations of Galileo and its Subsidiaries, taken as a whole, or (ii) the ability of Galileo to consummate the transactions contemplated by this Agreement on a reasonably prompt basis; provided that the following shall not be deemed to constitute a “Galileo Material Adverse Effect”: any change, event, effect, circumstance, occurrence, state of facts, or development to the extent caused by or resulting from (A) changes, events, circumstances or developments in prevailing economic or market conditions in the United States or any other jurisdiction in which Galileo and its Subsidiaries, taken as a whole, have substantial business operations (except to the extent those changes have a materially disproportionate effect on Galileo and its Subsidiaries, taken as a whole, relative to Archer and its Subsidiaries, taken as a whole, in which case the incremental disproportionate impact(s) may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, a Galileo Material Adverse Effect), (B) changes, events, circumstances or developments occurring after the date hereof, affecting the industries in which Archer and Galileo operate generally (except to the extent those changes or events have a materially disproportionate effect on Galileo and its Subsidiaries, taken as a whole, relative to Archer and its Subsidiaries, taken as a whole, in which case the incremental disproportionate impact(s) may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, a Galileo Material Adverse Effect), (C) changes announced or effective after the date hereof in GAAP applicable to Galileo and its Subsidiaries (except to the extent those changes have a materially disproportionate effect on Galileo and its Subsidiaries, taken as a whole, relative to Archer and its Subsidiaries, taken as a whole, in which case the incremental disproportionate impact(s) may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, a Galileo Material Adverse Effect), (D) changes announced or effective after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a materially disproportionate effect on Galileo and its Subsidiaries, taken as a whole, relative to Archer and its Subsidiaries, taken as a whole, in which case the incremental disproportionate impact(s) may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, a Galileo Material Adverse Effect), (E) the announcement and pendency of this Agreement and the transactions contemplated hereby, or (F) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event shall a change in the trading prices or volume of Galileo’s capital stock, by itself, be considered a “Galileo Material Adverse Effect. For the avoidance of doubt, the parties agree that the terms “material,” “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meanings ascribed to Galileo Material Adverse Effect in the prior sentence of this paragraph or Archer Material Adverse Effect in Section 4.1. Galileo has delivered or made available to Archer copies of Galileo’s Articles of Incorporation and By-laws.

3.2 Capitalization.

(a) The authorized capital stock of Galileo consists of 75,000,000 shares of Galileo Common Stock and 5,000,000 shares of preferred stock, $.01 par value per share (“Galileo Preferred Stock”), of which 500,000 shares are designated Series A Junior Participating Preferred Stock. The rights and privileges of each class of Galileo’s capital stock are as set forth in Galileo’s Articles of Incorporation. As of the close of business on the business day prior to the date of this Agreement, (i) 31,331,976 shares of Galileo Common Stock were issued and outstanding, (ii) no shares of Galileo Common Stock were held in the treasury of Galileo or by Subsidiaries of Galileo, and (iii) no shares of Galileo Preferred Stock were issued and outstanding.

(b) Section 3.2(b) of the Galileo Disclosure Letter lists, as of the date hereof, all issued and outstanding shares of Galileo Common Stock that constitute restricted stock or that are otherwise subject to a repurchase or redemption right or right of first refusal in favor of Galileo, including all such shares under any Galileo Stock Plan (the “Galileo Restricted Shares”), indicating the name of the applicable stockholder, the number of shares such stockholder has been granted and the number of unvested shares.

(c) Section 3.2(c) of the Galileo Disclosure Letter sets forth a list, as of the date hereof, of: (i) all Galileo Stock Plans, indicating for each Galileo Stock Plan, as of such date, the number of shares of Galileo Common Stock issued to date under such Plan, the number of shares of Galileo Common Stock subject to outstanding options under such Plan and the number of shares of Galileo Common Stock reserved for future issuance under such Plan; and (ii) all outstanding Galileo Stock Options, all of which have vested, indicating with respect to each such Galileo Stock Option the name of the holder thereof, the Galileo Stock Plan under which it was granted, the number of shares of Galileo Common Stock subject to such Galileo Stock Option, the exercise price, the date of grant, and the number of shares of Galileo Common Stock subject to unexercised Galileo Stock Options. Galileo has made available to Archer copies of all (x) Galileo Stock Plans, (y) forms of stock option agreements evidencing outstanding Galileo Stock Options and (z) forms of agreements evidencing unvested Galileo Restricted Shares.

(d) Except (x) as set forth in this Section 3.2, (y) as reserved for future grants under Galileo Stock Plans, and (z) the rights to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of Galileo (the “Galileo Rights”) issued and issuable under the Amended and Restated Rights Agreement dated as of August 31, 2006 by and between Galileo and Mellon Investor Services, LLC (the “Galileo Rights Plan”), as of the date of this Agreement, (i) there are no voting or equity securities of any class of capital stock of Galileo, or any security exchangeable into or exercisable for such securities, issued, reserved for issuance or outstanding and (ii) there are no options, warrants, equity securities, calls or other rights or agreements of any character to which Galileo or any of its Subsidiaries is a party or by which Galileo or any of its Subsidiaries is bound obligating Galileo or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other voting or equity interests of Galileo or any security or rights convertible into or exchangeable or exercisable for any such shares or other voting or equity interests, or obligating Galileo or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, or agreement. As of the date of this Agreement, Galileo does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. As of the date of this Agreement, neither Galileo nor any of its Subsidiaries is a party to or is bound by any, and to the knowledge of Galileo, there are no, agreements with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Galileo. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933 (the “Securities Act”). Except as contemplated by this Agreement, there is no rights agreement, “poison pill” anti-takeover plan or other agreement of similar effect to which Galileo or any of its Subsidiaries is a party or by which it or they are bound and, as of the date of this Agreement, there are no registration rights, in each case with respect to any equity security of any class of Galileo.

(e) All outstanding shares of Galileo Common Stock are, and all shares of Galileo Common Stock subject to issuance as specified in Section 3.2(c), upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the BCA, Galileo’s Articles of Incorporation or Bylaws or any agreement to which Galileo is a party or is otherwise bound or subject. As of the date hereof, there are no obligations, contingent or otherwise, of Galileo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Galileo Common Stock.

(f) No consent of the holders of Galileo Stock Options is required in connection with the actions contemplated by Section 2.3.

3.3 Subsidiaries.

(a) Section 3.3 of the Galileo Disclosure Letter sets forth, for each Subsidiary of Galileo as of the date of this Agreement: (i) its name; and (ii) the jurisdiction of organization. For purposes of this Agreement, the term “Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other entity or business enterprise in which such party (or another Subsidiary of such party) holds, directly or indirectly, stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or other ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

(b) Each Subsidiary of Galileo (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and (ii) is duly qualified to do business and is in good standing or has equivalent status in each jurisdiction where the character of its properties owned, operated or leased or the nature of its business or activities makes such qualification necessary, except, in the case of this clause (ii), for such failures to be so qualified or in good standing as have not had, and are not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of Galileo are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares are owned, of record and beneficially, by Galileo or another of its Subsidiaries free and clear of all security interests, liens, claims, pledges, limitations in Galileo’s voting rights, charges or other encumbrances of any nature, other than those created under the Galileo Credit Facility. As of the date of this Agreement; there are no outstanding or authorized options, warrants, calls or other rights agreements to which Galileo or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of Galileo; there are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of Galileo; and there are no voting trusts, proxies or other agreements with respect to the voting of any capital stock of any Subsidiary of Galileo.

(c) As of the date of this Agreement, Galileo does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity that is not a Subsidiary of Galileo; and there are no obligations, contingent or otherwise, of Galileo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interest of any Subsidiary of Galileo or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of Galileo or any other entity, other than guarantees of bank obligations of Subsidiaries of Galileo entered into in the ordinary course of business consistent with past practice (the “Ordinary Course of Business”).

3.4 Authority; No Conflict; Required Filings and Consents.

(a) Galileo has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, subject only to the approval of this Agreement (the “Galileo Voting Proposal”) by Galileo’s shareholders under the BCA (the “Galileo Shareholder Approval”). Without limiting the generality of the foregoing, the Galileo Board, at a meeting duly called and held, by the unanimous vote of all directors, approved resolutions that (i) determined that the transactions contemplated by this Agreement are advisable and fair to, and in the best interests of, Galileo and its shareholders, (ii) approved this Agreement in accordance with the provisions of the BCA, (iii) directed that this Agreement and the Galileo Merger be submitted to the shareholders of Galileo for their approval and (iv) recommended that the shareholders of Galileo vote in favor of the Galileo Voting Proposal. No “moratorium”, “control share acquisition”, “business combination”, “fair price”, “interested stockholder” or other form of anti-takeover law (collectively, “Takeover Laws”) of the Republic of the Marshall Islands applies or purports to apply to Galileo with respect to the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Galileo have been duly authorized by all necessary corporate action on the part of Galileo, subject only to the required receipt of the Galileo Shareholder Approval. This Agreement has been duly executed and delivered by Galileo and constitutes the valid and binding obligation of Galileo, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The execution and delivery of this Agreement by Galileo do not, and the consummation by Galileo of the transactions contemplated by this Agreement and performance by Galileo of its obligations hereunder shall not (i) conflict with, or result in any violation or breach of, any provision of the Articles of Incorporation or Bylaws of Galileo or of the charter, bylaws, or other organizational document of any Subsidiary of Galileo, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge or encumbrance of any nature (“Liens”) on Galileo’s or any of its Subsidiaries’ assets under any of the terms, conditions or provisions of any agreement to which Galileo or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining the Galileo Shareholder Approval and compliance with the requirements specified in clauses (i) through (v) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to Galileo or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or losses that have not had, and are not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any federal, state, local or foreign government, any court, arbitrational tribunal, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each, a “Governmental Entity”) or any stock market or stock exchange on which shares of Galileo Common Stock are listed for trading is required by or with respect to Galileo or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Galileo or the consummation by Galileo of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) the filing of the Articles of Merger with the Registrar of Corporations of the Republic of the Marshall Islands and appropriate corresponding documents with the appropriate authorities of other jurisdictions in which Galileo is qualified as a foreign corporation to transact business, (iii) the filing of the Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934 (the “Exchange Act”), (iv) the filing of such reports, schedules or materials under Section 13 of or Rule 14a-12 under the Exchange Act and materials under Rule 165 and Rule 425 under the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country and (vi) such consents, authorizations, orders, filings, approvals and registrations which, if not obtained or made, have not had, and would not be reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect.

(d) The affirmative vote for approval of the Galileo Voting Proposal by the holders of a majority of the outstanding shares of Galileo Common Stock on the record date for the meeting of Galileo’s shareholders to consider the Galileo Voting Proposal (the “Galileo Meeting”) is the only vote of the holders of any class or series of Galileo’s capital stock or other securities necessary to approve this Agreement and for consummation by Galileo of the transactions contemplated by this Agreement. No bonds, debentures, notes or other indebtedness of Galileo having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which shareholders of Galileo or any of its Subsidiaries may vote are issued or outstanding or subject to issuance.

3.5 SEC Filings; Financial Statements; Information Provided.

(a) Galileo has filed or furnished all SEC Documents required to be filed or furnished by Galileo with the SEC since January 1, 2008. All such SEC Documents (including those that Galileo may file or furnish after the date hereof until the Closing) are referred to herein as the “Galileo SEC Documents.” All of the Galileo SEC Documents are publicly available on the SEC’s EDGAR system. Galileo has made available to Archer copies of all comment letters received by Galileo from the staff of the SEC since January 1, 2008, and all responses to such comment letters by or on behalf of Galileo. All Galileo SEC Documents (x) were or will be filed or furnished on a timely basis, (y) at the time filed, were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Galileo SEC Documents, and (z) did not or will not at the time they were or are filed or furnished contain any untrue statement of a material fact or omit to state a material fact required to be stated

in such Galileo SEC Documents or necessary in order to make the statements in such Galileo SEC Documents, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Galileo is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Galileo SEC Documents at the time filed or furnished (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including Regulation S-X), (ii) were or will be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC under the Exchange Act), and (iii) fairly presented or will fairly present the consolidated financial position of Galileo and its Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Galileo and its Subsidiaries, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect. The consolidated, unaudited balance sheet of Galileo as of March 31, 2008 is referred to herein as the “Galileo Balance Sheet.”

(c) The information to be supplied by or on behalf of Galileo for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed by New Parent pursuant to which shares of New Parent Common Stock issued in connection with the Combinations shall be registered under the Securities Act (the “Registration Statement”), or to be included or supplied by or on behalf of Galileo for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented, or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of Galileo for inclusion or incorporation by reference in the joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) to be sent to the shareholders of Galileo and Archer in connection with the Galileo Meeting and the Archer Meeting, shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to shareholders of Galileo or Archer, or at the time of the Galileo Meeting or the Archer Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in the Joint Proxy Statement/Prospectus, in the light of the circumstances under which they were made, not misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Galileo Meeting or the Archer Meeting which has become false or misleading.

3.6 No Undisclosed Liabilities.  Except for liabilities and obligations (a) reflected or reserved against in the Galileo Balance Sheet (or described in the notes thereto), (b) incurred in connection with this Agreement or the transactions contemplated hereby, (c) incurred since the date of the Galileo Balance Sheet in the Ordinary Course of Business and (d) incurred pursuant to contracts (other than liabilities for breach thereof), Galileo and its Subsidiaries do not have, as of the date of this Agreement, any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with GAAP), and whether due or to become due, that have had, or are reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect.

3.7 Absence of Certain Changes or Events.  Since the date of the Galileo Balance Sheet and on or prior to the date hereof, and other than as expressly permitted by this Agreement, Galileo and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and, since such date, there has not been (i) any change, event, circumstance, occurrence, state of facts, development or effect that has had, or is reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect; or (ii) any other action or event that would have required the consent of Archer pursuant to Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement.

3.8 Taxes.

(a) Galileo and each of its Subsidiaries has properly filed on a timely basis all material Tax Returns that it was required to file, and all such Tax Returns were correct and complete in all material respects. Each of Galileo and its Subsidiaries has in all material respects paid on a timely basis all Taxes that were due and payable. The unpaid Taxes of Galileo and each of its Subsidiaries for Tax periods through the date of the Galileo Balance Sheet do not exceed in any material respect the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Galileo Balance Sheet and all unpaid Taxes of Galileo and each of its Subsidiaries for all Tax periods commencing after the date of the Galileo Balance Sheet arose in the Ordinary Course of Business and are of a type and amount commensurate with Taxes attributable to prior similar periods. Neither Galileo nor any of its Subsidiaries (i) has any actual or potential liability as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Galileo or any of its Subsidiaries, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement. All material Taxes that Galileo or any of its Subsidiaries was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity. As used in this Agreement, “Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof, and “Tax Returns” shall mean any and all reports, returns, or declarations relating to Taxes, including any schedule or attachment thereto, including any amendment thereof.

(b) Galileo has delivered or made available to Archer (i) copies of all Tax Returns of Galileo and its Subsidiaries relating to Taxes for all taxable periods since 2005 for which the applicable statute of limitations has not yet expired, and (ii) copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Galileo or any of its Subsidiaries relating to Taxes for all taxable periods for which the statute of limitations has not yet expired. No examination or audit of any Tax Return of Galileo or any of its Subsidiaries by any Governmental Entity has been made, is currently in progress or, to the knowledge of Galileo, threatened or contemplated. Neither Galileo nor any of its Subsidiaries has been informed by any jurisdiction that the jurisdiction believes that Galileo or any of its Subsidiaries was required to file any Tax Return that was not filed. Neither Galileo nor any of its Subsidiaries has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority.

(c) Section 3.8(c) of the Galileo Disclosure Letter sets forth each jurisdiction (other than United States federal) in which Galileo or any of its Subsidiaries files, is required to file or has been required to file a Tax Return or is or has been liable for any Taxes on a “nexus” basis since January 1, 2005.

(d) Neither Galileo nor any of its Subsidiaries is or has been a passive foreign investment company within the meaning of Sections 1291 through 1297 of the Code.

(e) Galileo is not a controlled foreign corporation within the meaning of Section 957(a) of the Code.

(f) Each of the Subsidiaries of Galileo has elected to be, and is, disregarded as a separate entity for United States federal income tax purposes in accordance with Section 7701 of the Code.

(g) All income derived by Galileo and its Subsidiaries from the international operation of ships (as defined in Section 883 of the Code) has been and is exempt from United States federal income taxes pursuant to Section 883 of the Code.

(h) There are no liens or other encumbrances with respect to Taxes upon any of the assets or properties of Galileo or any of its Subsidiaries, other than with respect to Taxes not yet due and payable or being contested in good faith.

(i) Neither Galileo nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

3.9 Agreements, Contracts and Commitments.

(a) As of the date of this Agreement, there are no agreements that are material to the business, financial condition or results of operations of Galileo and its Subsidiaries, taken as a whole (“Galileo Material Contracts”), other than those Galileo Material Contracts identified on the exhibit indices of the Galileo Filed SEC Documents. Each Galileo Material Contract is in full force and effect and is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Neither Galileo nor any of its Subsidiaries nor, to Galileo’s knowledge, any other party to any Galileo Material Contract is in violation of or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any agreement to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that have not had, and are not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect.

(b) As of the date of this Agreement, there are no agreements to which Galileo or any of its Subsidiaries is a party or bound with any Affiliate of Galileo (other than any Subsidiary which is a direct or indirect wholly owned Subsidiary of Galileo or agreements with directors or officers of Galileo or its Subsidiaries that are disclosed in the Galileo Filed SEC Documents). Except as disclosed in the Galileo Filed SEC Documents, as of the date of this Agreement, neither Galileo nor any of its Subsidiaries has entered into any transaction with any Affiliate of Galileo or any of its Subsidiaries or any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K.

(c) As of the date of this Agreement, there is no non-competition or other similar agreement, judgment, injunction or order to which Galileo or any of its Subsidiaries is a party or is subject that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing in any material respect the conduct of the business of Galileo or any of its Subsidiaries or, following the Effective Time, Archer or any of its Subsidiaries as currently conducted and as proposed to be conducted.

3.10 Litigation.  There is no action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of Galileo, threatened against or affecting Galileo or any of its Subsidiaries that, has had, or is reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect. There are no material judgments, orders or decrees outstanding against Galileo or any of its Subsidiaries.

3.11 Environmental Matters.

(a) Except for those matters that have not had, and would not be reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect: (i) each of Galileo and its Subsidiaries, and each currently owned, operated or leased Galileo Vessel of Galileo or any of its Subsidiaries, is, and has been since September 21, 2004, in compliance with all applicable Environmental Laws, (ii) each of Galileo and its Subsidiaries has obtained and complied with all Galileo Permits required under any Environmental Laws to own, lease or operate its properties or other assets (including Galileo Vessels) and to carry on its business and operations as currently conducted; (iii) since September 21, 2004, there has been no Release of any Hazardous Materials from any Galileo Vessel in violation of any Environmental Law resulting (or that would reasonably be expected to result) in liability to Galileo or any of its Subsidiaries from any of its current or former operations and neither Galileo nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, or transported or handled any Hazardous Materials in violation of any Environmental Law; (iv) there is no investigation, suit, claim, action or proceeding pending, or to the knowledge of Galileo, threatened against or affecting Galileo or any of its Subsidiaries relating to or arising under any Environmental Law, and neither Galileo nor any of its Subsidiaries has received any notice of any such investigation, suit, claim, action or proceeding; and (v) neither Galileo nor any of its Subsidiaries has entered into or assumed by agreement or operation of law or otherwise any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Law. To the knowledge of Galileo, as of the date of this Agreement, the Galileo Financial Statements contain an adequate reserve as determined in accordance with GAAP for liabilities and obligations under Environmental Laws and with respect to Hazardous Materials. Galileo has made available to Archer all written environmental compliance reports provided to Galileo’s audit committee since September 21, 2004, relating to Galileo or any of Galileo’s past or current properties, including Galileo Vessels, or operations. The only representations and warranties of Galileo in this Agreement relating to any environmental matters or any other obligation or liability with respect to Hazardous Materials or arising under Environmental Laws are those set forth in this Section 3.11.

(b) For purposes of this Agreement:

(i) “Environmental Laws” means all applicable federal, state, local, international and foreign laws (including common law), statutes, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, treaties, conventions, agreements or Galileo Permits (with respect to Galileo and its Subsidiaries) or Archer Permits (with respect to Archer and its Subsidiaries), issued, promulgated or entered into by or with any Governmental Entity relating in any way to the environment, preservation or reclamation of natural resources, the presence, management, Release or threat of Release of, or exposure to, Hazardous Materials, otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, or to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the Oil Pollution Act of 1990.

(ii) “Hazardous Materials” means (1) petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances or (2) any chemical, material, substance, waste, pollutant or contaminant that is prohibited, limited or regulated by or pursuant to any Environmental Law to which liabilities, restrictions, remediation or standards of conduct are imposed pursuant to any Environmental Laws, including asbestos, formaldehyde, polychlorinated biphenyls, lead based paint, radioactive materials, waste oil and other petroleum products.

(iii) “Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, pumping, dumping, disposing or migrating into or through the environment or any natural or man-made structure.

(iv) “Galileo Vessel” means a vessel owned, chartered, managed or leased by Galileo or any Subsidiary of Galileo, including tugs, barges, tankers and articulated tug barge units.

3.12 Employee Benefit Plans.

(a) Galileo has made available to Archer a complete and accurate list, as of August 1, 2008, of all material Employee Benefit Plans maintained, or contributed to, by Galileo, any of Galileo’s Subsidiaries or any of their ERISA Affiliates (together, the “Galileo Employee Plans”). For purposes of this Agreement:

(i) “Employee Benefit Plan” means (A) any domestic or foreign employee pension benefit plan (within the meaning of Section 3(2) of ERISA, whether or not subject to ERISA); (B) any domestic or foreign employee welfare benefit plan (within the meaning of Section 3(2) of ERISA, whether or not subject to ERISA; (C) any domestic or foreign employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; and (D) any other written or oral plan, program, policy, agreement or arrangement involving direct or indirect compensation and benefits, including insurance coverage, severance benefits, loans, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation, other equity or equity based compensation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements for the benefit of, or relating to, any current or former director, officer, employee or consultant of the entity in question or any of its Subsidiaries or ERISA Affiliates.

(ii) “ERISA” means the Employee Retirement Income Security Act of 1974.

(iii) “ERISA Affiliate” means any entity which is, or at any applicable time was, a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (C) an affiliated service group (as defined under Section 414(m) of the Code), any of which includes or included the entity in question or any of its Subsidiaries.

(b) With respect to each Galileo Employee Plan, Galileo has furnished or made available to Archer, a complete and accurate copy of (i) such plan (or a written summary of any unwritten plan), (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) each trust agreement, group annuity contract and summary plan description, if any, relating to such Galileo Employee Plan, (iv) the most recent financial statements for each Galileo Employee Plan that is funded, (v) all personnel, payroll and employment manuals and policies, (vi) all employee handbooks and (vii) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k) and 401(m) of the Code for 2007.

(c) Except as has not had, and would not be reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect, (i) each Galileo Employee Plan has been administered in accordance with all applicable laws and the regulations thereunder and in accordance with its terms, (ii) each of Galileo, Galileo’s Subsidiaries and their ERISA Affiliates has met its obligations with respect to such Galileo Employee Plan and has made all required contributions thereto (or reserved such contributions on the Galileo Balance Sheet), and (iii) Galileo, Galileo’s Subsidiaries, each of their respective ERISA Affiliates and each Galileo Employee Plan are in compliance with all applicable laws. With respect to Galileo Employee Plans, no event has occurred, and to the knowledge of Galileo, there exists no condition or set of circumstances in connection with which Galileo or any of its Subsidiaries could be subject to any liability that has had, and is reasonably likely to have, individually or in the aggregate have a Galileo Material Adverse Effect under ERISA, the Code or any other applicable law.

(d) Neither Galileo, any Subsidiary of Galileo nor any of their ERISA Affiliates has (i) ever maintained or contributed to an Employee Benefit Plan which was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Galileo Employee Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Galileo Employee Plan holds securities issued by Galileo, any of Galileo’s Subsidiaries or any of their ERISA Affiliates.

(e) Except as disclosed in the Galileo Filed SEC Documents, as of the date of this Agreement, neither Galileo nor any of its Subsidiaries is a party to any oral or written: (i) agreement with any shareholders, director, executive officer or other key employee of Galileo or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Galileo or any of its Subsidiaries of the nature of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive payments from Galileo or any of its Subsidiaries that may be subject to the tax imposed by Section 4999 of the Code or similar law of another jurisdiction or would be characterized as an “excess parachute payment” (as defined in Section 280G of the Code, without regard to Section 280G(b)(4) (or similar law of another jurisdiction); or (iii) agreement or plan binding Galileo or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of the transactions contemplated by this Agreement.

(f) None of the Galileo Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as required by applicable law.

(g) With respect to each Galileo Employee Plan that is maintained outside the jurisdiction of the United States or primarily covers employees residing or working outside the United States, (i) the Galileo Employee Plan has been established, maintained and administered in all material respects in compliance with its terms and all applicable Laws; (ii) all contributions and expenses that are required to be made have been made or properly accrued; and (iii) with respect to any such Galileo Employee Plan that is intended to be eligible to receive favorable tax treatment under the Laws applying to such Galileo Employee Plan, all requirements necessary to obtain such favorable tax treatment have been satisfied.

3.13 Compliance With Laws.  Except with respect to Environmental Laws, ERISA and Taxes, which are the subjects of Sections 3.11, 3.12 and 3.8, respectively, each of Galileo and its Subsidiaries has complied with, is not in violation of, and has not received any written notice alleging any violation with respect to, any applicable provisions of any statute, law, ordinance, rule, regulation, judgment, order or decree of all Governmental Entities (collectively, “Legal Provisions”) and all Galileo Maritime Guidelines with respect to the conduct of its business, or the ownership or operation of its properties or assets (including Galileo Vessels), except for failures to comply or violations that have not had, and are not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect. For purposes of this Agreement, “Galileo Maritime Guideline” means any United States or non-United States rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Galileo Vessel, and to which a Galileo Vessel is subject, imposed or published by any Governmental Entity, the International Maritime Organization, such Galileo Vessel’s classification society or the insurer(s) of such Galileo Vessel.

3.14 Permits.  Galileo and each of its Subsidiaries have all approvals, authorizations, certificates, filings, franchises, licenses, notices and permits of or with all Governmental Entities or pursuant to any Galileo Maritime Guideline necessary for it to own, lease or operate its properties (including its Vessels) and other assets and to carry on its business and operations as currently conducted or as presently contemplated to be conducted (the “Galileo Permits”), except for such permits, licenses and franchises the lack of which, has not had, and is not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect. Galileo and its Subsidiaries are in compliance with the terms of the Galileo Permits, except where the failure to so comply has not had, and is not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect.

3.15 Employees.  Neither Galileo nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement with a labor union or labor organization. Neither Galileo nor any of its Subsidiaries is the subject of any proceeding asserting that Galileo or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization that has had, or is reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect, nor is there pending or, to the knowledge of Galileo, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Galileo or any of its Subsidiaries. In connection with the consummation of the Combinations, Galileo intends to enter into a termination of the employment agreement of its Chief Executive Officer on terms previously described to Archer.

3.16 Insurance.  Section 3.16 of the Galileo Disclosure Letter lists all protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Galileo Vessels, as in effect on the date hereof and with the insurance companies or protection and indemnity clubs and associations set forth therein. All such insurances and entries are valid and in full force and effect. Galileo and its Subsidiaries have paid all premiums and calls currently due in respect of such insurance policies and club entries and Galileo has not received any notice that any insurance policy or entry has been cancelled.

3.17 Vessels.  Section 3.17 of the Galileo Disclosure Letter sets forth a description of each Galileo Vessel (categorized by type), including its name, owner capacity (gt or dwt, as specified therein), year built, its classification society, whether such Vessel is currently operating in the spot or time charter market. Except as has not had, and is not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect, each Galileo Vessel owned by Galileo or a Subsidiary of Galileo (i) is duly registered under the flags of either the Marshall Islands or Liberia, (ii) is seaworthy and in good operating condition, (iii) has all national and international operating and trading certificates and endorsements, each valid and unextended, that are required for the operation of such Galileo Vessel in the trades and geographic areas in which it is operated, and (iii) has been classed by a classification society that is a member of the International Association of Classification Societies, and is fully in class with no outstanding material recommendations or notations. Except as has not had, and is not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect, (A) no event has occurred and no condition exists that would cause any Galileo Vessel’s class to be suspended or withdrawn and (B) all events and conditions that are required to be reported as to class have been disclosed and reported to such Galileo Vessel’s classification society. As of the date of this Agreement, either Galileo or one of its Subsidiaries, as applicable, is the sole owner of each Galileo Vessel and has good title to such Galileo Vessel. Prior to the date of this Agreement, Galileo has delivered or made available to Archer accurate, complete and correct copies of all SIRE and vetting inspection reports relating to each Galileo Vessels since December 14, 2007.

3.18 No Existing Discussions.  As of the date of this Agreement, neither Galileo nor any of its Subsidiaries is engaged, directly or indirectly, in any discussions or negotiations with any other party other than Archer with respect to an Acquisition Proposal.

3.19 Opinion of Financial Advisor.  The Galileo Board has received the opinion of UBS Securities LLC (the “Galileo Financial Advisor”), dated the date of this Agreement, to the effect that, as of such date, and based upon and subject to various assumptions made, procedures followed, matters considered and limitations described in the opinion, the Galileo Exchange Ratio is fair, from a financial point of view, to Galileo. A written copy of such opinion will be provided (solely for informational purposes) to Archer promptly following the execution of this Agreement.

3.20 Rights Agreement.  Galileo has duly entered into an amendment to the Galileo Rights Plan, a signed copy of which has been delivered to Archer (the “Galileo Rights Plan Amendment”) and taken all other action necessary or appropriate so that the entering into of this Agreement does not and will not result in the ability of any person to exercise any Galileo Rights under the Galileo Rights Plan or enable or require Galileo Rights issued thereunder to separate from the shares of Galileo Common Stock to which they are attached or to be triggered or become exercisable or cease to be redeemable.

3.21 Brokers.  No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, or agreement of Galileo or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement, except the Galileo Financial Advisor, whose fees and expense shall be paid by Galileo. Galileo has delivered or made available to Archer a copy of all agreements pursuant to which the Galileo Financial Advisor is entitled to any fees and expenses in connection with the transactions contemplated by this Agreement.

3.22 Controls and Procedures, Certifications and Other Matters Relating to the Sarbanes-Oxley Act of 2002.

(a) Galileo and each of its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting which provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Galileo and to maintain accountability for Galileo’s consolidated assets, (iii) access to assets of Galileo and its Subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Galileo and its Subsidiaries is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b) Galileo maintains disclosure controls and procedures as required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information concerning Galileo and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Galileo’s filings with the SEC and other public disclosure documents.

(c) Neither Galileo nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness or manner of filing or submission of any filing with the SEC, including any certifications required by Section 906 of the Sarbanes-Oxley Act of 2002.

(d) Galileo has not, since August 29, 2002, extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of Galileo, and there are no loans or extensions of credit maintained by Galileo to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

(e) Each of the principal executive officer and the principal financial officer of Galileo (or each former principal executive officer of Galileo and each former principal financial officer of Galileo, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to Galileo SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

3.23 Real Property.

(a) Owned Real Property.   Neither Galileo nor any of its Subsidiaries owns any real property.

(b) Leased Real Property.  Set forth in the Galileo Filed SEC Documents or the Galileo Disclosure Letter is a list of all leases and subleases of real property (collectively, the “Galileo Real Property Leases”) under which Galileo or any of its Subsidiaries is either lessor or lessee (the “Galileo-Leased Real Property”). Galileo has heretofore made available to Archer true and complete copies of each Galileo Real Property Lease (except for Galileo’s leased real property in Portugal, with respect to which only a summary of the relevant Real Property Lease has been provided). All Galileo Real Property Leases are valid and binding contracts of Galileo or the applicable Subsidiary of Galileo, and are in full force and effect (except for those that have terminated or will terminate by their own terms), in each case, except where such failure to be valid, binding or in full force and effect has not had, and is not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect, and neither Galileo nor any of its Subsidiaries, nor, to the knowledge of Galileo, any other party thereto, is in violation or breach of or default (or with notice or lapse of time, or both, would be in violation or breach of or default) under the terms of any such contract, in each case, except where such default has not had, and is not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect. Galileo and its Subsidiaries have not subleased, licensed or otherwise granted any entity or individual the right to use or occupy such Galileo-Leased Real Property or any portion thereof.

3.24 Personal Property.  Except as set forth in the Galileo Filed SEC Documents or the Galileo Disclosure Letter, Galileo does not own or lease any material personal property.

3.25 Intellectual Property.

(a) Galileo and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade secrets, trade names, service marks, copyrights and other proprietary intellectual property rights and computer programs (the “Intellectual Property Rights”) which are material to the conduct of the business of Galileo and its Subsidiaries, except where the failure to own or license such Intellectual Property Rights, has not had, and is not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect.

(b) To the knowledge of Galileo, neither Galileo nor any of its Subsidiaries has infringed upon, misappropriated or come into conflict with any Intellectual Property Rights of any other person, except for such infringements, misappropriations or conflicts that, individually or in the aggregate, have not had, and would not be reasonably likely to have a Galileo Material Adverse Effect. Neither Galileo nor any of its Subsidiaries has received any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other conflict (including any claim that Galileo or any such Subsidiary must license or refrain from using any Intellectual Property Rights or other proprietary information of any other person) which has not been settled or otherwise fully resolved or is not reasonably likely to result in material liability to Galileo. To Galileo’s knowledge, no other person has infringed upon, misappropriated or otherwise violated any Intellectual Property Rights of Galileo or any of its Subsidiaries, except for such infringements, misappropriations or other conflicts that have not had, and are not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect.

3.26 Certain Business Practices.  Except as has not had, and is not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect, neither Galileo nor any of its Subsidiaries nor (to the knowledge of Galileo) any director, officer, agent or employee of Galileo or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of Galileo or any of its Subsidiaries, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of Galileo or any of its Subsidiaries, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, or (c) made any other unlawful payment.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ARCHER

Archer represents and warrants to Galileo that the statements contained in this Article IV are true and correct, except as set forth (i) in the SEC Documents filed with or furnished to the SEC by Archer and publicly available on or after January 1, 2008 and prior to the date of this Agreement (the “Archer Filed SEC Documents”) (but only to the extent it is clearly apparent that the disclosure contained in such filed or furnished documents is relevant to one or more of the representations and warranties contained in this Article IV and excluding any disclosure in any “Risk Factors” section or any forward looking or hypothetical statements contained in such filed or furnished documents) or (ii) in the disclosure letter delivered by Archer to Galileo on the date of this Agreement (the “Archer Disclosure Letter”). The Archer Disclosure Letter shall be arranged in sections corresponding to the numbered and lettered sections contained in this Article IV and the disclosure in any section shall qualify (1) the corresponding section in this Article IV and (2) the other sections in this Article IV, but only to the extent that it is clearly apparent from a reading of such disclosure that it also qualifies or applies to such other sections in this Article IV.

4.1 Organization, Standing and Corporate Power.  Archer (a) is a corporation duly organized, validly existing and in good standing or has equivalent status under the laws of Bermuda and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and (b) is duly qualified or licensed to do business and is in good standing or has equivalent status in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its business or activities makes such qualification necessary, except, in the case of this clause (b), for such failures to be so qualified or in good standing that have not had, and are not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect. For purposes of this Agreement, the term “Archer Material Adverse Effect” means any change, event, effect, circumstance, occurrence, state of facts or development that, individually or in the aggregate with all such other changes, events, effects, circumstances, occurrences, states of facts and developments, is or is reasonably likely to be materially adverse to (i) the business, assets (including vessels), financial condition or results of operations of Archer and its Subsidiaries, taken as a whole, or (ii) the ability of Archer to consummate the transactions contemplated by this Agreement on a reasonably prompt basis; provided that the following shall not be deemed to constitute an “Archer Material Adverse Effect”: any change, event, effect, circumstance, occurrence, state of facts or development to the extent caused by or resulting from (A) changes, events, circumstances or developments in prevailing economic or market conditions in the United States or any other jurisdiction in which Archer and its Subsidiaries, taken as a whole, have substantial business operations (except to the extent those changes have a materially disproportionate effect on Archer and its Subsidiaries, taken as a whole, relative to Galileo and its Subsidiaries, taken as a whole, in which case the incremental disproportionate impact(s) may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, an Archer Material Adverse Effect), (B) changes, events, circumstances or developments occurring after the date hereof, affecting the industries in which Archer and Galileo operate generally (except to the extent those changes or events have a materially disproportionate effect on Archer and its Subsidiaries, taken as a whole, relative to Galileo and its Subsidiaries, taken as a whole, in which case the incremental disproportionate impact(s) may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, an Archer Material Adverse Effect), (C) changes announced or effective after the date hereof in GAAP applicable to Archer and its Subsidiaries (except to the extent those changes have a materially disproportionate effect on Archer and its Subsidiaries, taken as a whole, relative to Galileo and its Subsidiaries, taken as a whole, in which case the incremental disproportionate impact(s) may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, an Archer Material Adverse Effect), (D) changes announced or effective after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a materially disproportionate effect on Archer and its Subsidiaries, taken as a whole, relative to Galileo and its Subsidiaries, taken as a whole, in which case the incremental disproportionate impact(s) may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably likely to be, an Archer Material Adverse Effect), (E) the announcement and pendency of this Agreement and the transactions contemplated hereby, or (F) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event shall a change in the trading prices or volume of Archer’s capital stock, by itself, be considered an “Archer Material Adverse Effect”.

4.2 Capitalization.

(a) The authorized share capital of Archer consists of 60,000,000 shares of Archer Common Stock, 4,000,000 preference shares, $.01 par value per share (“Archer Preferred Stock”), of which 60,000 shares are designated Series A Junior Participating Preference Shares and 12,000 founder shares, $1.00 par value per share (“Archer Founder Stock”). The rights and privileges of each class of Archer’s share capital are as set forth in Archer’s Memorandum of Association and Bye-laws. As of the close of business on the business day prior to the date of this Agreement, (i) 15,500,000 shares of Archer Common Stock were issued and outstanding, (ii) no shares of Archer Common Stock were held in the treasury of Archer or by Subsidiaries of Archer, (iii) no shares of Archer Preferred Stock were issued and outstanding and (iv) no shares of Archer Founder Stock were issued and outstanding.

(b) Except (x) as set forth in this Section 4.2 and (y) the rights to purchase one one-thousandth of a share of Series A Junior Participating Preference Shares of Archer (the “Archer Rights”) issued and issuable under the Rights Agreement, dated as of June 26, 2008, by and between Archer and American Stock Transfer & Trust Company, LLC (the “Archer Rights Plan”), (i) there are no voting or equity securities of any class of capital stock of Archer, or any security exchangeable into or exercisable for such securities, issued, reserved for issuance or outstanding and (ii) there are no options, warrants, equity securities, calls or other rights or agreements of any character to which Archer or any of its Subsidiaries is a party or by which Archer or any of its Subsidiaries is bound obligating Archer or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other voting or equity interests of Archer or any security or rights convertible into or exchangeable or exercisable for any such shares or other voting or equity interests, or obligating Archer or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, or agreement. Archer does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. Neither Archer nor any of its Subsidiaries is a party to or is bound by any, and to the knowledge of Archer, there are no, agreements with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Archer. Except as contemplated by this Agreement or described in this Section 4.2(b), there are no registration rights, and there is no rights agreement, “poison pill” anti-takeover plan or other agreement of similar effect to which Archer or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of Archer.

(c) All outstanding shares of Archer Common Stock are, and all shares of Archer Common Stock subject to issuance pursuant to Article II, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Companies Act, Archer’s Memorandum of Association or Bye-laws or any agreement to which Archer is a party or is otherwise bound or subject. There are no obligations, contingent or otherwise, of Archer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Archer Common Stock.

4.3 Subsidiaries.

(a) Section 4.3 of the Archer Disclosure Letter sets forth, for each Subsidiary of Archer: (i) its name; and (ii) the jurisdiction of organization.

(b) Each Subsidiary of Archer (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and (ii) is duly qualified or licensed to do business and is in good standing or has equivalent status in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except, in the case of this clause (ii), for such failures to be so qualified, licensed or in good standing that have not had, and are not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of Archer are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares are owned, of record and beneficially, by Archer or another of its Subsidiaries free and clear of all security interests, liens, claims, pledges, limitations in Archer’s voting rights, charges or other encumbrances of any nature, other than those created under the Archer Credit Facility. There are no outstanding or authorized options, warrants, calls or other rights or agreements to which Archer or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of Archer. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of Archer. There are no voting trusts, proxies or other agreements with respect to the voting of any capital stock of any Subsidiary of Archer.

(c) Archer has delivered or made available to Galileo copies of Archer’s Memorandum of Association and Bye-laws, the Merger Sub’s Articles of Incorporation and By-laws and the charter, bylaws or other organizational documents of each other Subsidiary of Archer.

(d) Archer does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity that is not a Subsidiary of Archer; and there are no obligations, contingent or otherwise, of Archer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interest of any Subsidiary of Archer or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of Archer or any other entity, other than guarantees of bank obligations of Subsidiaries of Archer entered into in the Ordinary Course of Business.

4.4 Authority; No Conflict; Required Filings and Consents.

(a) Archer has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, subject only to the approval of this Agreement (the “Archer Voting Proposal”) by Archer’s shareholders under the Companies Act (the “Archer Shareholder Approval”). Without limiting the generality of the foregoing, the Archer Board, at a meeting duly called and held, by the unanimous vote of all directors, approved resolutions that (i) determined that the transactions contemplated by this Agreement are advisable and fair to, and in the best interests of, Archer and its shareholders, (ii) approved this Agreement in accordance with the provisions of the Companies Act, (iii) directed that the Archer Voting Proposal be submitted to the shareholders of Archer for their approval and (iv) recommended that the shareholders of Archer vote in favor of the approval of the Archer Voting Proposal. No Takeover Laws of the Islands of Bermuda apply or purport to apply to Archer with respect to the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Archer have been duly authorized by all necessary corporate action on the part of Archer, subject only to the required receipt of the Archer Shareholder Approval. This Agreement has been duly executed and delivered by Archer and constitutes the valid and binding obligation of Archer, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution and delivery of this Agreement by Archer do not, and the consummation by Archer of the transactions contemplated by this Agreement and the performance by Archer of its obligations hereunder shall not, (i) conflict with, or result in any violation or breach of, any provision of the Memorandum of Association and Bye-laws of Archer or of the charter, bylaws or other organizational document of any other Subsidiary of Archer, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on Archer’s or any of its Subsidiaries’ assets under any of the terms, conditions or provisions of any agreement to which Archer or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining the Archer Shareholder Approval and compliance with the requirements specified in clauses (i) through (vi) of Section 4.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to Archer or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.4(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or losses that have not had, and are not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Archer Common Stock are listed for trading is required by or with respect to Archer or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Archer of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the HSR Act, (ii) the filing of the Amalgamation Certificate with the Registrar of Companies of Bermuda and appropriate corresponding documents with the appropriate authorities of other jurisdictions in which Archer is qualified as a foreign corporation to transact business, (iii) the filing of the Joint Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act, (iv) the filing of such reports, schedules or materials under Section 13 of or Rule 14a-12 under the Exchange Act and materials under Rule 165 and Rule 425 under the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country and (vi) such consents, authorizations, orders, filings, approvals and registrations which, if not obtained or made, have not had, and would not be reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect.

(d) The affirmative vote for approval of the Archer Voting Proposal by the holders of a majority of the shares of Archer Common Stock on the record date for the meeting of Archer’s shareholders to consider the Archer Voting Proposal (the “Archer Meeting”) is the only vote of the holders of any class or series of Archer’s capital stock or other securities necessary to approve this Agreement and for the consummation by Archer of the transactions contemplated by this Agreement. No bonds, debentures, notes or other indebtedness of Archer having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which shareholders of Archer or any of its Subsidiaries may vote are issued or outstanding or subject to issuance.

4.5 SEC Filings; Financial Statements; Information Provided.

(a) Archer has filed or furnished all SEC Documents required to be filed or furnished by Archer with the SEC since January 1, 2008. All such SEC Documents (including those that Archer may file or furnish after the date hereof until the Closing) are referred to herein as the “Archer SEC Documents.” All of the Archer SEC Documents are publicly available on the SEC’s EDGAR system. Archer has made available to Galileo copies of all comment letters received by Archer from the staff of the SEC since January 1, 2008, and all responses to such comment letters by or on behalf of Archer. All Archer SEC Documents (x) were or will be filed or furnished on a timely basis, (y) at the time filed, were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Archer SEC Documents, and (z) did not or will not at the time they were or are filed or furnished contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Archer SEC Documents or necessary in order to make the statements in such Archer SEC Documents, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Archer is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in Archer SEC Documents at the time filed or furnished (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including Regulation S-X), (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC under the Exchange Act) and (iii) fairly presented or will fairly present the consolidated financial position of Archer and its Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of Archer and its Subsidiaries, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect. The consolidated, unaudited balance sheet of Archer as of March 31, 2008 is referred to herein as the “Archer Balance Sheet.”

(c) The information in the Registration Statement to be supplied by or on behalf of Archer for inclusion or incorporation by reference in the Registration Statement or to be included or supplied by or on behalf of Archer for inclusion in any Regulation M-A Filing, shall not at the time the Registration Statement or any such Regulation M-A filing is filed with the SEC, at any time it is amended or supplemented, or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of Archer for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus to be sent to the shareholders of Archer and Galileo in connection with the Archer Meeting and the Galileo Meeting, shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to shareholders of Archer or Galileo, or at the time of the Archer Meeting or the Galileo Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in the Joint Proxy Statement/Prospectus, in the light of the circumstances under which they were made, not misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Archer Meeting or the Galileo Meeting which has become false or misleading.

4.6 No Undisclosed Liabilities.  Except for liabilities and obligations (a) reflected or reserved against in the Archer Balance Sheet (or described in the notes thereto), (b) incurred in connection with this Agreement or the transactions contemplated hereby, (c),incurred since the date of the Archer Balance Sheet in the Ordinary Course of Business, and (d) incurred pursuant to contracts (other than liabilities for breach thereof), Archer and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with GAAP), and whether due or to become due, that have had, or are reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect.

4.7 Absence of Certain Changes or Events.  Since the date of the Archer Balance Sheet and on or prior to the date hereof, and other than as expressly permitted by this Agreement, Archer and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and, since such date, there has not been (i) any change, event, circumstance, occurrence, state of facts, development or effect that has had, or is reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect; or (ii) any other action or event that would have required the consent of Galileo pursuant to Section 5.2 of this Agreement had such action or event occurred after the date of this Agreement.

4.8 Taxes.

(a) Archer and each of its Subsidiaries has properly filed on a timely basis all material Tax Returns that it was required to file, and all such Tax Returns were correct and complete in all material respects. Each of Archer and its Subsidiaries has in all material respects paid on a timely basis all Taxes that were due and payable. The unpaid Taxes of Archer and each of its Subsidiaries for Tax periods through the date of the Archer Balance Sheet do not exceed in any material respect the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Archer Balance Sheet and all unpaid Taxes of Archer and each of its Subsidiaries for all Tax periods commencing after the date of the Archer Balance Sheet arose in the Ordinary Course of Business and are of a type and amount commensurate with Taxes attributable to prior similar periods. Neither Archer nor any of its Subsidiaries (i) has any actual or potential liability as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Archer or any of its Subsidiaries, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement. All material Taxes that Archer or any of its Subsidiaries was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(b) Archer has delivered or made available to Galileo (i) copies of all Tax Returns of Archer and its Subsidiaries relating to Taxes for all taxable periods since 2005 for which the applicable statute of limitations has not yet expired, and (ii) copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Archer or any of its Subsidiaries relating to Taxes for all taxable periods for which the statute of limitations has not yet expired. No examination or audit of any Tax Return of Archer or any of its Subsidiaries by any Governmental Entity has been made, is currently in progress or, to the knowledge of Archer, threatened or contemplated. Neither Archer nor any of its Subsidiaries has been informed by any jurisdiction that the jurisdiction believes that Archer or any of its Subsidiaries was required to file any Tax Return that was not filed. Neither Archer nor any of its Subsidiaries has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority.

(c) Section 4.8(c) of the Archer Disclosure Letter sets forth each jurisdiction (other than United States federal) in which Archer or any of its Subsidiaries files, is required to file or has been required to file a Tax Return or is or has been liable for any Taxes on a “nexus” basis since January 1, 2005.

(d) Neither Archer nor any of its Subsidiaries is or has been a passive foreign investment company within the meaning of Sections 1291 through 1297 of the Code.

(e) Archer is not a controlled foreign corporation within the meaning of Section 957(a) of the Code.

(f) Each of the Subsidiaries of Archer has elected to be, and is, disregarded as a separate entity for United States federal income tax purposes in accordance with Section 7701 of the Code.

(g) All income derived by Archer and its Subsidiaries from the international operation of ships (as defined in Section 883 of the Code) has been and is exempt from United States federal income taxes pursuant to Section 883 of the Code.

(h) There are no liens or other encumbrances with respect to Taxes upon any of the assets or properties of Archer or any of its Subsidiaries, other than with respect to Taxes not yet due and payable or being contested in good faith.

(i) Neither Archer nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

4.9 Agreements, Contracts and Commitments.

(a) There are no agreements that are material to the business , financial condition or results of operations of Archer and its Subsidiaries taken as a whole (“Archer Material Contracts”), other than those Archer Material Contracts identified on the exhibit indices of the Archer Filed SEC Documents. Each Archer Material Contract is in full force and effect and is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Neither Archer nor any of its Subsidiaries nor, to Archer’s knowledge, any other party to any Archer Material Contract is in violation of or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any agreement to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that have not had, and are not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect.

(b) Except as set forth in Section 4.9(b) of the Archer Disclosure Letter, there are no agreements to which Archer or any of its Subsidiaries is a party or bound with any Affiliate of Archer (other than any Subsidiary which is a direct or indirect wholly owned Subsidiary of Archer or agreements with directors or officers of Archer or its Subsidiaries that are disclosed in the Archer Filed SEC Documents). Except as disclosed in the Archer Filed SEC Documents, neither Archer nor any of its Subsidiaries has entered into any transaction with any Affiliate of Archer or any of its Subsidiaries or any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K.

(c) There is no non-competition or other similar agreement, judgment, injunction or order to which Archer or any of its Subsidiaries is a party or is subject that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing in any material respect the conduct of the business of Archer or any of its Subsidiaries or, following the Effective Time, Galileo or any of its Subsidiaries as currently conducted and as proposed to be conducted in any material respect.

4.10 Litigation.  There is no action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of Archer, threatened against or affecting Archer or any of its Subsidiaries that, has had, or is reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect. There are no material judgments, orders or decrees outstanding against Archer or any of its Subsidiaries.

4.11 Environmental Matters.

(a) Except for those matters that have not had, and would not be reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect: (i) each of Archer and its Subsidiaries, and each currently owned, operated or leased Archer Vessel of Archer or any of its Subsidiaries, is, and has been since September 21, 2004, in compliance with all applicable Environmental Laws, (ii) each of Archer and its Subsidiaries has obtained and complied with all Archer Permits required under any Environmental Laws to own, lease or operate its properties or other assets (including Archer Vessels) and to carry on its business and operations as currently conducted; (iii) since September 21, 2004, there has been no Release of any Hazardous Materials from any Archer Vessel in violation of any Environmental Law resulting (or that would reasonably be expected to result) in liability to Archer or any of its Subsidiaries from any of its current or former operations and neither Archer nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, or transported or handled any Hazardous Materials in violation of any Environmental Law; (iv) there is no investigation, suit, claim, action or proceeding pending, or to the knowledge of Archer, threatened against or affecting Archer or any of its Subsidiaries relating to or arising under Environmental Laws, and neither Archer nor any of its Subsidiaries has received any notice of any such investigation, suit, claim, action or proceeding; and (v) neither Archer nor any of its Subsidiaries has entered into or assumed by agreement or operation of law or otherwise any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws. To the knowledge of Archer, as of the date of this Agreement, the Archer Financial Statements contain an adequate reserve as determined in accordance with GAAP for liabilities and obligations under Environmental Laws and with respect to Hazardous Materials. Archer has made available to Galileo all written environmental compliance reports provided to Archer’s audit committee since September 21, 2004, relating to Archer or any of Archer’s past or current properties, including Archer Vessels, or operations. The only representations and warranties of Archer in this Agreement relating to any environmental matters or any other obligation or liability with respect to Hazardous Materials or arising under Environmental Laws are those set forth in this Section 4.11.

(b) For purposes of this Agreement, “Archer Vessel” means a vessel owned, chartered, managed or leased by Archer or any Subsidiary of Archer, including tugs, barges, tankers and articulated tug barge units.

4.12 Employee Benefit Plans.

(a) Section 4.12(a) of the Archer Disclosure Letter sets forth a complete and accurate list, as of August 1, 2008, of all material Employee Benefit Plans maintained, or contributed to, by Archer, any of Archer’s Subsidiaries or any of their ERISA Affiliates (together, the “Archer Employee Plans”).

(b) With respect to each Archer Employee Plan, Archer has furnished or made available to Galileo, a complete and accurate copy of (i) such plan (or a written summary of any unwritten plan), (ii) the most recent annual report (Form 5500) filed with the IRS, (iii) each trust agreement, group annuity contract and summary plan description, if any, relating to such Archer Employee Plan, (iv) the most recent financial statements for each Archer Employee Plan that is funded, (v) all personnel, payroll and employment manuals and policies, (vi) all employee handbooks and (vii) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k) and 401(m) of the Code for 2007.

(c) Except as has not had, and would not be reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect, (i) each Archer Employee Plan has been administered in accordance with all applicable laws and the regulations thereunder and in accordance with its terms, (ii) each of Archer, Archer’s Subsidiaries and their ERISA Affiliates has met its obligations with respect to such Archer Employee Plan and has made all required contributions thereto (or reserved such contributions on the Archer Balance Sheet), and (iii) Archer, Archer’s Subsidiaries, each of their respective ERISA Affiliates and each Archer Employee Plan are in compliance with all applicable laws.

(d) Neither Archer, any Subsidiary of Archer nor any of their ERISA Affiliates has (i) ever maintained or contributed to an Employee Benefit Plan which was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Archer Employee Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Archer Employee Plan holds securities issued by Archer, any of Archer’s Subsidiaries or any of their ERISA Affiliates.

(e) Except as disclosed in the Archer Filed SEC Documents, neither Archer nor any of its Subsidiaries is a party to any oral or written (i) agreement with any shareholders, director, executive officer or other key employee of Archer or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Archer or any of its Subsidiaries of the nature of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive payments from Archer or any of its Subsidiaries that may be subject to the tax imposed by Section 4999 of the Code or similar law of another jurisdiction or would be characterized as an “excess parachute payment” (as defined in Section 280G of the Code, without regard to Section 280G(b)(4) (or similar law of another jurisdiction); or (iii) agreement or plan binding Archer or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of the transactions contemplated by this Agreement.

(f) None of the Archer Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as required by applicable law.

(g) No Archer Employee Plan is maintained outside the jurisdiction of the United States or covers any employees residing or working outside the United States.

4.13 Compliance With Laws.  Except with respect to Environmental Laws, ERISA and Taxes, which are the subjects of Sections 4.11, 4.12 and 4.8, respectively, each of Archer and its Subsidiaries has complied with, is not in violation of, and has not received any written notice alleging any violation with respect to, any applicable Legal Provisions and all Archer Maritime Guidelines with respect to the conduct of its business, or the ownership or operation of its properties or assets (including Archer Vessels), except for failures to comply or violations that have not had, and are not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect. For purposes of this Agreement, “Archer Maritime Guideline” means any United States or non-United States rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to an Archer Vessel, and to which an Archer Vessel is subject, imposed or published by any Governmental Entity, the International Maritime Organization, such Archer Vessel’s classification society or the insurer(s) of such Archer Vessel.

4.14 Permits.  Archer and each of its Subsidiaries have all approvals, authorizations, certificates, filings, franchises, licenses, notices and permits of or with all Governmental Entities or pursuant to any Archer Maritime Guideline necessary for it to own, lease or operate its properties (including its Vessels) and other assets and to carry on its business and operations as currently conducted or as presently contemplated to be conducted (the “Archer Permits”), except for such permits, licenses and franchises the lack of which, has not had, and is not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect. Archer and its Subsidiaries are in compliance with the terms of the Archer Permits, except where the failure to so comply has not had, and is not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect.

4.15 Employees.  Neither Archer nor any of its Subsidiaries has ever had any employees, except as disclosed in the Archer Filed SEC Documents or on Section 4.15 of the Archer Disclosure Letter. Each of Archer and its Subsidiaries is and has been in compliance with all laws relating to the employment of its employees, except where the failure to be in compliance has not had, and is not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect.

4.16 Insurance.  Section 4.16 of the Archer Disclosure Letter lists all protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Archer Vessels, as in effect on the date hereof and with the insurance companies or protection and indemnity clubs and associations set forth therein. To the knowledge of Archer, all such insurances and entries are valid and in full force and effect, and all premiums and calls currently due in respect of such insurance policies and club entries have been paid. Neither Archer nor, to the knowledge of Archer, any Manager, has received any notice that any insurance policy or entry has been cancelled. As used herein, the term “Manager” shall have the meaning set forth in each of the Ship Management Agreements, as amended to date, between Northern Marine Management Ltd., as managers, and each of the wholly-owned Subsidiaries of Archer, as owners (collectively, the “Management Agreements”).

4.17 Vessels.  Section 4.17 of the Archer Disclosure Letter sets forth a description of each Archer Vessel (categorized by type), including its name, owner capacity (gt or dwt, as specified therein), year built, its classification society, whether such Vessel is currently operating in the spot or time charter market. Except as has not had, and is not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect, each Archer Vessel owned by Archer or a Subsidiary of Archer (i) is duly registered under the flag of Bermuda, (ii) is seaworthy and in good operating condition, (iii) has all national and international operating and trading certificates and endorsements, each valid and unextended, that are required for the operation of such Archer Vessel in the trades and geographic areas in which it is operated, and (iii) has been classed by a classification society that is a member of the International Association of Classification Societies, and is fully in class with no outstanding material recommendations or notations. Except as has not had, and is not reasonably likely to have, individually or in the aggregate, Archer Material Adverse Effect, (A) no event has occurred and no condition exists that would cause any Archer Vessel’s class to be suspended or withdrawn and (B) all events and conditions that are required to be reported as to class have been disclosed and reported to such Archer Vessel’s classification society. Either Archer or any of its Subsidiaries, as applicable, is the sole owner of each Archer Vessel and has good title to such Archer Vessel. Prior to the date of this Agreement,

Archer has delivered or made available to Galileo accurate, complete and correct copies of all inspection reports relating to each Archer Vessel.

4.18 No Existing Discussions.  As of the date of this Agreement, neither Archer nor any of its Subsidiaries is engaged, directly or indirectly, in any discussions or negotiations with any other party other than Galileo with respect to an Acquisition Proposal.

4.19 Fairness Opinion.  Jefferies & Company, Inc. (the “Archer Financial Advisor”) has delivered to the Archer Board an opinion dated the date of this Agreement to the effect that, as of such date, the Archer Exchange Ratio is fair to Archer’s shareholders from a financial point of view, a signed copy of which opinion will be provided (solely for informational purposes) by Archer to Galileo promptly following the execution of this Agreement.

4.20 Rights Agreement.  Archer has duly entered into an amendment to the Archer Rights Plan, a signed copy of which has been delivered to Galileo (the “Archer Rights Plan Amendment”) and taken all other action necessary or appropriate so that the entering into of this Agreement does not and will not result in the ability of any person to exercise any Archer Rights under the Archer Rights Plan or enable or require Archer Rights issued thereunder to separate from the shares of Archer Common Stock to which they are attached or to be triggered or become exercisable or cease to be redeemable.

4.21 Brokers.  No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, or agreement of Archer or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement, except the Archer Financial Advisor, whose fees and expense shall be paid by Archer. Archer has delivered or made available to Galileo a copy of all agreements pursuant to which the Archer Financial Advisor is entitled to any fees and expenses in connection with the transactions contemplated by this Agreement.

4.22 Controls and Procedures, Certifications and Other Matters Relating to the Sarbanes-Oxley Act of 2002.

(a) Archer and each of its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting which provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Archer and to maintain accountability for Archer’s consolidated assets, (iii) access to assets of Archer and its Subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Archer and its Subsidiaries is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b) Archer maintains disclosure controls and procedures as required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information concerning Archer and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Archer’s filings with the SEC and other public disclosure documents.

(c) Neither Archer nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness or manner of filing or submission of any filing with the SEC, including any certifications required by Section 906 of the Sarbanes-Oxley Act of 2002.

(d) Archer has not, since August 29, 2002, extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of Archer, and there are no loans or extensions of credit maintained by Archer to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

(e) Each of the principal executive officer and the principal financial officer of Archer (or each former principal executive officer of Archer and each former principal financial officer of Archer, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to Archer SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

4.23 Real Property.

(a) Owned Real Property.  Neither Archer nor any of its Subsidiaries owns any real property.

(b) Leased Real Property.  Set forth in the Archer Filed SEC Documents or the Archer Disclosure Letter is a list of all leases and subleases of real property (collectively, the “Archer Real Property Leases”) under which Archer or any of its Subsidiaries is either lessor or lessee (the “Archer-Leased Real Property”). Archer has heretofore made available to Galileo true and complete copies of each Archer Real Property Lease. All Archer Real Property Leases are valid and binding contracts of Archer or the applicable Subsidiary of Archer, and are in full force and effect (except for those that have terminated or will terminate by their own terms), in each case, except where such failure to be valid, binding or in full force and effect has not had, and is not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect, and neither Archer nor any of its Subsidiaries, nor, to the knowledge of Archer, any other party thereto, is in violation or breach of or default (or with notice or lapse of time, or both, would be in violation or breach of or default) under the terms of any such contract, in each case, except where such default has not had, and is not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect. Archer and its Subsidiaries have not subleased, licensed or otherwise granted any entity or individual the right to use or occupy such Archer — Leased Real Property or any portion thereof.

4.24 Personal Property.  Except as set forth in the Archer Filed SEC Documents or the Archer Disclosure Letter, Archer does not own or lease any material personal property.

4.25 Intellectual Property.

(a) Archer and its Subsidiaries own, or are validly licensed or otherwise have Intellectual Property Rights which are material to the conduct of the business of Archer and its Subsidiaries, except where the failure to own or license such Intellectual Property Rights, has not had, and is not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect.

(b) To the knowledge of Archer, neither Archer nor any of its Subsidiaries has infringed upon, misappropriated or come into conflict with any Intellectual Property Rights of any other person, except for such infringements, misappropriations or conflicts that, individually or in the aggregate, have not had and would not be reasonably likely to have an Archer Material Adverse Effect. Neither Archer nor any of its Subsidiaries has received any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other conflict (including any claim that Archer or any such Subsidiary must license or refrain from using any Intellectual Property Rights or other proprietary information of any other person) which has not been settled or otherwise fully resolved or is not reasonably likely to result in material liability to Archer. To Archer’s knowledge, no other person has infringed upon, misappropriated or otherwise violated any Intellectual Property Rights of Archer or any of its Subsidiaries, except for such infringements, misappropriations or other conflicts that, have not had, and are not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect.

4.26 Certain Business Practices.  Except as has not had, and is not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect, neither Archer nor any of its Subsidiaries nor (to the knowledge of Archer) any director, officer, agent or employee of Archer or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of Archer or any of its Subsidiaries, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of Archer or any of its Subsidiaries, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, or (c) made any other unlawful payment.

ARTICLE V

CONDUCT OF BUSINESS

5.1 Covenants of Galileo.  Except as expressly permitted herein, as consented to in writing by Archer or as set forth in Section 5.1 of the Galileo Disclosure Letter, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Galileo shall, and shall cause each of its Subsidiaries to, act and carry on its business in the Ordinary Course of Business (other than with respect to any Permitted Transaction); pay its debts and Taxes and perform its other obligations when due (subject to good faith disputes over such debts, Taxes or obligations); comply with applicable laws, rules and regulations including Environmental Laws; and use reasonable best efforts, consistent with the Ordinary Course of Business (other than with respect to any Permitted Transaction), to maintain and preserve its and each of its Subsidiaries’ business organization, assets and properties, keep available the services of its present officers and key employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it, and maintain, or cause to be maintained, in effect insurance covering the Galileo Vessels. Without limiting the generality of the foregoing, except as expressly permitted by this Agreement, or as set forth in Section 5.1 of the Galileo Disclosure Letter, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Galileo shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Archer:

(a) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities, property or otherwise) in respect of, any of its capital stock, other than (1) quarterly dividends made in the Ordinary Course of Business at a rate and with usual record and payment dates consistent with Galileo’s past practice for quarterly dividends and (2) dividends and distributions by a direct or indirectly wholly owned Subsidiary of Galileo to its parent; (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities other than in connection with the forfeiture or exercise of any stock option, restricted stock, restricted stock units, restricted stock awards or similar awards under the Amended and Restated 2001 Stock Incentive Plan, as amended to date, of Galileo;

(b) except in connection with any Permitted Equity Issuance, issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable or exercisable securities (other than the issuance of shares of Galileo Common Stock upon the exercise of Galileo Stock Options outstanding on the date of this Agreement in accordance with their present terms (including cashless exercises), and other than rights under the Galileo Rights Plan in accordance with its terms as in effect on the date hereof);

(c) except as or in connection with any Permitted Transaction, amend its articles of incorporation, bylaws or other comparable charter or organizational documents;

(d) except for any Permitted Transaction, acquire (A) by merging, amalgamating or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or entity or division thereof or (B) any assets outside of the Ordinary Course of Business;

(e) except in the Ordinary Course of Business or as or in connection with any Permitted Transaction, sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of Galileo or of any of its Subsidiaries;

(f) except as or in connection with any Permitted Transaction or as permitted pursuant to Section 6.1(b), enter into an agreement with respect to any Change of Control Proposal or any other merger, amalgamation, consolidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of Galileo or any of its Subsidiaries;

(g) incur any indebtedness for borrowed money, or guarantee the indebtedness of another person, in each case other than (i) indebtedness or guarantees outstanding on the date hereof, (ii) as or in connection with any Permitted Transaction and (iii) indebtedness incurred as a result of any payoff or refinancing of the Archer Credit Facility;

(h) make any changes in accounting methods, principles or practices, except insofar as may have been required by the SEC, a change in GAAP, or to comply with GAAP, or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(i) except (x) as required to comply with applicable law or agreements, plans or arrangements existing on the date hereof, (y) as or in connection with any Permitted Transaction or (z) otherwise in the Ordinary Course of Business, amend or accelerate the payment, right to payment or vesting of any outstanding options or restricted stock awards;

(j) make or rescind any Tax election, settle or compromise any Tax liability or amend any Tax return;

(k) as to Galileo only, liquidate, dissolve or reorganize or adopt a plan of complete or partial liquidation, dissolution or reorganization; or

(l) authorize any of, or commit or agree or resolve, in writing or otherwise, to take any of, the foregoing actions.

For purposes of this Agreement: the term “Permitted Transaction” means any transaction, including, without limitation, any transaction with respect to a Change of Control Proposal, the consummation of which would not prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement; the term “Permitted Equity Issuance” means: (i) the issuance of equity securities by Subsidiaries of Galileo solely to Galileo or other Subsidiaries of Galileo; (ii) the issuance by Galileo of equity securities in transactions approved by the Galileo Board in exchange for cash or assets at a price per share which the Galileo Board determines in its good faith judgment is no less than 95% of the Galileo Adjusted Net Asset Value Per Share; and (iii) the grant of compensatory awards by Galileo under the Amended and Restated 2001 Stock Incentive Plan, as amended to date, of Galileo in the Ordinary Course of Business (A) to a new director or (B) on or after December 15, 2008, in the case of clause (B), in amounts determined by the Compensation Committee of the Galileo Board in its good faith judgment; and the term “Galileo Adjusted Net Asset Value Per Share” means, as of any time, (x) the sum of (1) the appraised value of the Galileo Vessels, as it may be reduced for any then existing charters, charter options or other similar contractual arrangements relating to the Galileo Vessels, plus (2) Galileo’s cash and cash equivalents at such time, minus (3) outstanding Galileo indebtedness at such time, divided by (y) the total number of shares of Galileo Common Stock then outstanding.

From and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Galileo agrees to use its reasonable best efforts to orally consult with the Chief Executive Officer of Archer prior to doing any of the following (it being understood that, subject to any other restrictions in this Agreement, Galileo shall nevertheless be free to take any of the following actions in its sole discretion):

(a) any Permitted Transaction that would be prohibited by clause (d)(A) or (g) of this Section 5.1 if such clauses did not include an exception for “Permitted Transactions”;

(b) any sale, disposal or other transfer of any assets material to Galileo and its Subsidiaries, taken as a whole;

(c) any purchase or construction of any vessel, or the entering into of any agreement for the purchase or construction of any vessel;

(d) any sale or other disposal of any Galileo Vessel, or the entering into of any agreement for the sale or disposal of any Galileo Vessel.

5.2 Covenants of Archer.  Except as expressly permitted herein, as consented to in writing by Galileo or as set forth in Section 5.2 of the Archer Disclosure Letter, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Archer shall, and shall cause each of its Subsidiaries to, act and carry on its business in the Ordinary Course of Business, pay its debts and Taxes and perform its other obligations when due (subject to good faith disputes over such debts, Taxes or obligations), comply with applicable laws, rules and regulations including Environmental Laws, and use reasonable best efforts, consistent with the Ordinary Course of Business, to maintain and preserve its and each of its Subsidiaries’ business organization, assets and properties, keep available the services of its present officers and key employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it, and maintain, or cause to be maintained, in effect insurance covering the Archer Vessels. Without limiting the generality of the foregoing, except as expressly permitted by this Agreement, or as set forth in Section 5.2 of the Archer Disclosure Letter, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Archer shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Galileo:

(a) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities, property or otherwise) in respect of, any of its capital stock, other than (1) quarterly dividends made in the Ordinary Course of Business at a rate and with usual record and payment dates consistent with Archer’s past practice for quarterly dividends and (2) dividends and distributions by a direct or indirectly wholly owned Subsidiary of Archer to its parent; (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities;

(b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of rights under the Archer Rights Plan in accordance with its terms as in effect on the date hereof);

(c) amend its memorandum of association, bye-laws or other comparable charter or organizational documents;

(d) except for purchases in the Ordinary Course of Business, acquire (A) by merging, amalgamating or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner acquiring, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or entity or division thereof or (B) any assets that are material, in the aggregate, to Archer and its Subsidiaries, taken as a whole;

(e) except in the Ordinary Course of Business, sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of Archer or of any of its Subsidiaries;

(f) whether or not in the Ordinary Course of Business, sell, dispose of or otherwise transfer any assets material to Archer and its Subsidiaries, taken as a whole (including any accounts, leases, contracts or intellectual property or any assets or shares of any of its Subsidiaries);

(g) approve or implement any shareholder rights plan or alter or further amend the Archer Rights Plan or Archer Rights;

(h) enter into an agreement with respect to any Acquisition Proposal or any other merger, amalgamation, consolidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of Archer or any of its Subsidiaries;

(i) (A) incur or suffer to exist any indebtedness for borrowed money other than borrowings under the under the Loan Agreement, dated December 12, 2005, between Archer and The Royal Bank of Scotland plc. (the “Archer Credit Facility”) (without increases in existing limits thereunder) in the Ordinary Course of Business or guarantee any such indebtedness of another person, (B) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Archer or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (C) make any loans, advances (other than routine advances to employees of Archer in the Ordinary Course of Business) or capital contributions to, or investment in, any other person, other than Archer or any of its direct or indirect wholly owned Subsidiaries, or (D) enter into any hedging agreement or other financial agreement designed to protect Archer or its Subsidiaries against fluctuations in commodities prices or exchange rates;

(j) make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $50,000 in the aggregate for Archer and its Subsidiaries, taken as a whole, other than as set forth in Archer’s budget for capital expenditures previously made available to Galileo;

(k) make any changes in accounting methods, principles or practices, except insofar as may have been required by the SEC or a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(l) (i) enter into any material agreement or (ii) modify or amend in any manner which is adverse to Archer or any of its Subsidiaries (as the case may be) or terminate any material agreement to which Archer or any of its Subsidiaries is party, or knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Archer of any of its Subsidiaries);

(m) enter into any agreement with a term extending more than one year that is not terminable by Archer or any of its Subsidiaries without penalty or payment upon less than 30 days prior written notice;

(n) except as required to comply with applicable law or agreements, plans or arrangements existing on the date hereof, (A) take any action with respect to, approve, enter into, terminate or amend any employment, severance or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement, (B) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant (except for annual increases of the salaries of non-officer employees in the Ordinary Course of Business), (C) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding stock appreciation rights, (D) pay any material benefit not provided for as of the date of this Agreement under any benefit plan, other the payment of wages and salaries in the Ordinary Course of Business (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock) or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, or (F) take any action other than in the Ordinary Course of Business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement or benefit plan;

(o) make or rescind any Tax election, settle or compromise any Tax liability or amend any Tax return;

(p) initiate, compromise or settle any material litigation or arbitration proceeding;

(q) (A) purchase or construct any vessel or enter into any agreement for the purchase or construction of any vessel, (ii) sell or otherwise dispose of any Archer Vessel or enter into any agreement for the sale or disposal of any Archer Vessel, (iii) enter into any agreement for the bareboat or time charter-out of any Archer Vessel (including any Archer Vessel owned or chartered-in by Archer or any of its Subsidiaries) that (A) has a term in excess of six months, (B) provides for one or more renewal or extension options or (C) provides for any purchase option, (iv) defer scheduled maintenance of any Archer Vessel, (v) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Archer Vessels, or (vi) enter into any agreement for the drydocking or material repair of any Archer Vessel;

(r) enter into any new line of business;

(s) liquidate, dissolve or reorganize or adopt a plan of complete or partial liquidation, dissolution or reorganization; or

(t) authorize any of, or commit or agree or resolve, in writing or otherwise, to take any of, the foregoing actions.

5.3 Confidentiality.  The parties acknowledge that Archer and Galileo have previously executed a confidentiality agreement, dated as of May 22, 2008 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement.

5.4 Control of Other Party’s Business.  Nothing contained in this Agreement shall give Archer, directly or indirectly, the right to control or direct the operations of Galileo or shall give Galileo, directly or indirectly, the right to control or direct the operations of Archer prior to the Effective Time. Prior to the Effective Time, each of Archer and Galileo shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation.

(a) No Solicitation By Archer.

(i) No Solicitation or Negotiation.  Except as set forth in this Section 6.1(a), Archer shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (such directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, other advisors, agents and representatives, collectively, “Representatives”) to, directly or indirectly:

(A) solicit, initiate, encourage or take any other action designed to, or which would reasonably be expected to, facilitate, any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to or result in, any Acquisition Proposal, including amending or granting any waiver or release under any standstill or similar agreement with respect to any Archer Common Stock; or

(B) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with respect to, any proposal or offer that constitutes, or would reasonably be expected to lead to or result in, any Acquisition Proposal.

Notwithstanding the foregoing, prior to the approval of the Archer Voting Proposal at the Archer Meeting (the “Specified Archer Time”), Archer may, to the extent required by the fiduciary obligations of the Archer Board, as determined in good faith by the Archer Board after consultation with outside counsel and the Archer Financial Advisor (or another financial advisor of nationally recognized reputation), in response to an Acquisition Proposal that did not result from a breach by Archer of this Section 6.1(a), and that the Archer Board determines in good faith constitutes, or would reasonably be expected to result in, a Superior Proposal, and subject to compliance with Section 6.1(a)(iii), (x) furnish information with respect to Archer to the person making such Acquisition Proposal and its Representatives pursuant to a customary confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement (provided, that all such information has previously been provided to Galileo or is provided to Galileo prior to or contemporaneously with the time it is provided to such person) and (y) participate in discussions or negotiations with such person and its Representatives regarding such Acquisition Proposal.

Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.1(a)(i) or the taking of any actions inconsistent with the restrictions set forth in this Section 6.1(a)(i) by any Representative or Subsidiary of Archer, whether or not such Representative is purporting to act on behalf of Archer or otherwise, shall be deemed to be a breach of this Section 6.1(a)(i) by Archer.

(ii) No Change in Recommendation or Alternative Acquisition Agreement.  Neither the Archer Board nor any committee thereof shall:

(A) except as permitted by this Section 6.1(a), withdraw, qualify or modify in a manner adverse to Galileo, or publicly (or in a manner designed to become public) propose to withdraw, qualify or modify, in a manner adverse to Galileo, its approval or recommendation with respect to the Archer Voting Proposal;

(B) cause or permit Archer to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement constituting or relating to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.1(a)(i) entered into in the circumstances referred to in, and as permitted pursuant to, Section 6.1(a)(i)); or

(C) approve or recommend, or propose to approve or recommend, any Acquisition Proposal.

Notwithstanding the foregoing, and subject to compliance with Section 6.1(a)(iii), the Archer Board may withdraw or modify its recommendation with respect to the Archer Voting Proposal if the Archer Board determines in good faith (after consultation with outside counsel) that its fiduciary obligations require it to do so, but only at a time that is prior to the Specified Archer Time and is following receipt by Galileo of written notice advising Galileo that the Archer Board desires to withdraw or modify the recommendation and, if such withdrawal is due to the existence of an Acquisition Proposal, specifying the material terms and conditions of such Acquisition Proposal and identifying the person making such Acquisition Proposal. Nothing in this Section 6.1(a) shall be deemed to (1) permit Archer to take any action described in clauses (B) or (C) of the first sentence of this Section 6.1(a)(ii), (2) affect any obligation of Archer under this Agreement or (3) limit Archer’s obligation to call, give notice of, convene and hold the Archer Meeting, regardless of whether or not the Archer Board has withdrawn or modified its recommendation.

(iii) Notices; Additional Negotiations.  Archer shall as promptly as possible advise Galileo orally, with written confirmation to follow promptly (and in any event within 24 hours), of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal, or of any inquiry with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal, request or inquiry and the identity of the person making any such Acquisition Proposal, request or inquiry. Archer shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective Representatives to, provide any information to or participate in discussions or negotiations with the person or entity making any Acquisition Proposal or any such request or inquiry until five business days after Archer has first notified Galileo of such Acquisition Proposal, request or inquiry as required by the preceding sentence. If Archer receives any Acquisition Proposal or any such request or inquiry, it shall (A) keep Galileo fully informed, on a current basis, of the status and details (including any change to the terms) of any such Acquisition Proposal, request or inquiry, (B) provide to Galileo as promptly as possible after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Archer from any third party in connection with any such Acquisition Proposal, request or inquiry or sent or provided by Archer to any third party in connection with any Acquisition Proposal, request or inquiry, and (C) if Galileo shall make a counterproposal, consider and cause its financial and legal advisors to negotiate on its behalf in good faith with respect to the terms of such counterproposal.

(iv) Certain Permitted Disclosure.  Nothing contained in this Section 6.1(a) or in Section 6.5 shall be deemed to prohibit Archer from taking and disclosing to its shareholders a position with respect to a tender offer contemplated by Rule 14e-2(a) promulgated under the Exchange Act if, in the good faith judgment of the Archer Board, after consultation with outside counsel, failure to so disclose would be inconsistent with its obligations under applicable law.

(v) Cessation of Ongoing Discussions.  Archer shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated all discussions and negotiations with any person regarding any proposal that constitutes, or would reasonably be expected to lead to or result in, an Acquisition Proposal. Archer shall use reasonable best efforts to have all copies of all nonpublic information it or its Subsidiaries and their respective Representatives have distributed on or prior to the date of this Agreement to other potential purchasers promptly returned to Archer or destroyed.

(b) No Solicitation By Galileo.

(i) No Solicitation or Negotiation.  Except as set forth in this Section 6.1(b), Galileo shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective Representatives to, directly or indirectly:

(A) solicit, initiate, encourage or take any other action designed to, or which would reasonably be expected to, facilitate, any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to or result in, any Change of Control Proposal, including amending or granting any waiver or release under any standstill or similar agreement with respect to any Galileo Common Stock; or

(B) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with respect to, any proposal or offer that constitutes, or would reasonably be expected to lead to or result in, any Change of Control Proposal.

Notwithstanding the foregoing, prior to the approval of the Galileo Voting Proposal at the Galileo Meeting (the “Specified Galileo Time”), Galileo may, to the extent required by the fiduciary obligations of the Galileo Board, as determined in good faith by the Galileo Board after consultation with outside counsel, in response to a Change of Control Proposal that did not result from a breach by Galileo of this Section 6.1(b), and subject to compliance with Section 6.1(b)(iii), (x) furnish information with respect to Galileo to the person making such Change of Control Proposal and its Representatives pursuant to a customary confidentiality agreement and (y) participate in discussions or negotiations with such person and its Representatives regarding such Change of Control Proposal.

Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.1(b)(i) or the taking of any actions inconsistent with the restrictions set forth in this Section 6.1(b)(i) by any Representative or Subsidiary of Galileo, whether or not such Representative is purporting to act on behalf of Galileo or otherwise, shall be deemed to be a breach of this Section 6.1(b)(i) by Galileo.

(ii) No Change in Recommendation or Galileo Acquisition Agreement.  Neither the Galileo Board nor any committee thereof shall:

(A) except as permitted by this Section 6.1(b), withdraw, qualify or modify in a manner adverse to Archer, or publicly (or in a manner designed to become public) propose to withdraw, qualify or modify, in a manner adverse to Archer, its approval or recommendation with respect to the Galileo Voting Proposal;

(B) cause or permit Galileo to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement constituting or relating to any Change of Control

Proposal that is not a Permitted Transaction (other than a confidentiality agreement referred to in Section 6.1(b)(i) entered into in the circumstances referred to in, and as permitted pursuant to, Section 6.1(b)(i)) (a “Galileo Acquisition Agreement”); or

(C) approve or recommend, or propose to approve or recommend, any Galileo Acquisition Agreement; or

(D) cause or permit Galileo to terminate this Agreement pursuant to Section 8.1(l) in connection with entering into a Galileo Acquisition Agreement,

unless the Galileo Board determines in good faith (after consultation with outside counsel) that its fiduciary obligations require it to cause Galileo to act as provided in this Section 6.1(b)(ii), in which case it may so act.

(iii) Notices.  Galileo shall as promptly as possible advise Archer orally, with written confirmation to follow promptly (and in any event within 24 hours), of any Change of Control Proposal or any request for nonpublic information in connection with any Change of Control Proposal, or of any inquiry with respect to, or that would reasonably be expected to lead to, any Change of Control Proposal, the material terms and conditions of any such Change of Control Proposal, request or inquiry and the identity of the person making any such Change of Control Proposal, request or inquiry. If Galileo receives any Change of Control Proposal or any such request or inquiry, it shall (A) keep Archer fully informed, on a current basis, of the status and details (including any change to the terms) of any such Change of Control Proposal, request or inquiry and (B) provide to Archer as promptly as possible after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Galileo from any third party in connection with any such Change of Control Proposal, request or inquiry or sent or provided by Galileo to any third party in connection with any Change of Control Proposal, request or inquiry.

(iv) Certain Permitted Disclosure.  Nothing contained in this Section 6.1(b) or in Section 6.5 shall be deemed to prohibit Galileo from taking and disclosing to its shareholders a position with respect to a tender offer contemplated by Rule 14e-2(a) promulgated under the Exchange Act if, in the good faith judgment of the Galileo Board, after consultation with outside counsel, failure to so disclose would be inconsistent with its obligations under applicable law.

(v) Cessation of Ongoing Discussions.  Galileo shall, and shall cause its Subsidiaries and their Representatives to, cease immediately and cause to be terminated all discussions and negotiations with any person regarding any proposal that constitutes, or would reasonably be expected to lead to or result in, a Change of Control Proposal.

(c) Definitions.  For purposes of this Agreement:

(i) “Acquisition Proposal” means (A) any inquiry, proposal or offer (any of the foregoing, a “Proposal”) for, relating to, or that would reasonably be expected to lead to or result in a merger, consolidation, dissolution, tender offer, recapitalization, share exchange or other business combination involving Archer or any of its Subsidiaries, (B) any Proposal for the issuance by Archer or any of its Subsidiaries of over 10% of its equity securities or (C) any Proposal to acquire or purchase in any manner, directly or indirectly, in one transaction or a series of transactions, over 10% of the equity securities or consolidated total assets of Archer or any resulting parent entity of Archer (or any resulting entity in the case of a “parent-to-parent” transaction), in each case other than the transactions contemplated by this Agreement.

(ii) “Change of Control Proposal” means any Proposal that would reasonably be expected to lead to or result in (A) any merger or any acquisition of any capital stock of Galileo (including by way of a tender offer or issuance of shares of Galileo Common Stock) or any similar transaction involving Galileo, as a result of which the shareholders of Galileo immediately prior to the consummation of such transaction would own less than 50% of the voting stock of Galileo or, if Galileo is not the surviving corporation, the surviving corporation immediately following the consummation of such transaction, or (B) the sale of all or substantially all of the assets of Galileo.

(iii) “Superior Proposal” means any unsolicited, bona fide written proposal made by a third party that, if consummated, would result in such person (or its equityholders) owning, directly or indirectly, more than 80% of the equity securities or assets of Archer, pursuant to a tender or exchange offer, a merger, a consolidation or a sale of its assets, on terms which the Archer Board determines in its good faith judgment (after consultation with its outside counsel and the Archer Financial Advisor, or another financial advisor of nationally recognized reputation) to be (A) more favorable to the shareholders of Archer than the transactions contemplated by this Agreement, taking into account all the terms and conditions of such proposal and this Agreement and the transactions contemplated by this Agreement (including any proposal by Galileo to amend the terms of this Agreement in response to such proposal or offer or otherwise) and (B) reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that no Acquisition Proposal shall be deemed to be a Superior Proposal if any financing required to consummate the Acquisition Proposal is not committed.

6.2 Joint Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, Archer and Galileo shall cooperate to and promptly prepare, and cause New Parent to file with the SEC, the Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of Archer and Galileo shall jointly prepare responses by New Parent to any comments of the SEC and New Parent, Archer and Galileo shall each use their reasonable best efforts, and Archer and Galileo shall each cooperate with New Parent, to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing, and Archer and Galileo shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to their respective shareholders at the earliest practicable time after the Registration Statement is declared effective under the Securities Act. Each of Archer and Galileo shall notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Joint Proxy Statement/Prospectus or any filing pursuant to Section 6.2(b) or for additional information and shall as promptly as practicable following receipt supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement/Prospectus, the transactions contemplated by this Agreement or any filing pursuant to Section 6.2(b). Each of Archer and Galileo shall use reasonable best efforts to cause all documents that it or New Parent is responsible for filing with the SEC or other regulatory authorities under this Section 6.2 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event or change occurs which is required to be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Registration Statement or any filing pursuant to Section 6.2(b), Archer or Galileo, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing (or causing New Parent to file) with the SEC or its staff or any other Governmental Entity or government officials, and/or mailing to shareholders of Archer and Galileo, such amendment or supplement.

(b) Each of Galileo and Archer shall, and shall cause New Parent to, timely (i) file or furnish all reports, proxy statements, communications, announcements, publications and other documents required to be filed or furnished by it with the SEC between the date hereof and the Effective Time. Each of Galileo and Archer shall, and shall cause New Parent to, to the extent that any report, proxy statement, communication, announcement, publication or other document being filed or furnished by such party with the SEC contains any statement relating to this Agreement and the transactions contemplated hereby, and to the extent permitted by law and applicable confidentiality agreements, consult with the other for a reasonable time before filing or furnishing such report, proxy statement, communication, announcement, publication or other document with the SEC, and (ii) timely make all filings with respect to this Agreement and the transactions contemplated hereby required to be made under all applicable state blue sky laws and all other applicable securities laws.

6.3 NYSE.  Archer and Galileo each agree to continue the listing of Archer Common Stock and Galileo Common Stock, respectively, on the NYSE during the term of this Agreement.

6.4 Access to Information.  Each of Archer and Galileo shall (and shall cause each of its Subsidiaries to) afford to the other party’s Representatives reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, each of Archer and Galileo shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties, assets and personnel as the other party may reasonably request. Each of Archer and Galileo will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.4 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Combinations.

6.5 Shareholders Meetings.

(a) Galileo, acting through the Galileo Board, shall take all actions in accordance with applicable law, its Articles of Incorporation and Bylaws and the rules of the NYSE to, as promptly as practicable following the date hereof, establish a record date for, duly call, give notice of, convene and hold, as promptly as practicable after the declaration of effectiveness of the Registration Statement, the Galileo Shareholders Meeting for the purpose of considering and voting upon the Galileo Voting Proposal, provided, that in no event shall such Galileo Shareholders Meeting be held fewer than forty (40) days following the date the Joint Proxy Statement/Prospectus is mailed to the stockholders of Archer and Galileo. Subject to Section 6.1(b)(ii), to the fullest extent permitted by applicable law, (i) the Galileo Board shall recommend approval of the Galileo Voting Proposal by the shareholders of Galileo and include such recommendation in the Joint Proxy Statement/Prospectus, and (ii) neither the Galileo Board nor any committee thereof shall withdraw or modify, or propose or resolve to withdraw or modify in a manner adverse to Archer, the recommendation of the Galileo Board that Galileo’s shareholders vote in favor of the Galileo Voting Proposal. Galileo shall take all action that is both reasonable and lawful to solicit from its shareholders proxies in favor of the Galileo Voting Proposal and shall take all other action necessary or advisable to secure the vote or consent of the Galileo Shareholders required by the BCA to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, after consultation with Archer, Galileo may adjourn or postpone the Galileo Shareholder Meeting to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to Galileo’s shareholders or, if as of the time for which the Galileo Shareholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of Galileo Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Galileo Shareholders Meeting.

(b) Archer, acting through the Archer Board, shall take all actions in accordance with applicable law, its Memorandum of Association and Bye-Laws and the rules of the NYSE to, as promptly as practicable following the date hereof, establish a record date for, duly call, give notice of, convene and hold, as promptly as practicable after the declaration of effectiveness of the Registration Statement, the Archer Shareholders Meeting for the purpose of considering and voting upon the Archer Voting Proposal, provided, that in no event shall such Archer Shareholders Meeting be held fewer than forty (40) days following the date the Joint Proxy Statement/Prospectus is mailed to the stockholders of Archer and Galileo. Subject to Section 6.1(a)(ii), to the fullest extent permitted by applicable law, (i) the Archer Board shall recommend approval of the Archer Voting Proposal by the shareholders of Archer and include such recommendation in the Joint Proxy Statement/Prospectus, and (ii) neither the Archer Board nor any committee thereof shall withdraw or modify, or propose or resolve to withdraw or modify in a manner adverse to Galileo, the recommendation of the Archer Board that Archer’s shareholders vote in favor of the Archer Voting Proposal. Archer shall take all action that is both reasonable and lawful to solicit from its shareholders proxies in favor of the Archer Voting Proposal and shall take all other action necessary or advisable to secure the vote or consent of the shareholders of Archer required by the rules of the NYSE to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement Archer, after consultation with Galileo, may adjourn or postpone the Archer Shareholders Meeting to the extent necessary to ensure that any required supplement or amendment to the

Joint Proxy Statement/Prospectus is provided to Archer’s shareholders or, if as of the time for which the Archer Shareholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of Archer Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Archer Shareholders Meeting.

(c) Galileo and Archer shall call, give notice of, convene and hold the Galileo Meeting and the Archer Meeting, respectively, in accordance with this Section 6.5, and shall submit the Galileo Voting Proposal and the Archer Voting Proposal, respectively, to their respective shareholders for the purpose of acting upon such proposal whether or not (i) the Galileo Board or the Archer Board, as the case may be, at any time subsequent to the date hereof determines, in the manner permitted by Section 6.1(b)(ii), in the case of Galileo, and Section 6.1(a)(ii), in the case of Archer, that this Agreement is no longer advisable or recommends that the shareholders of Galileo or Archer, as the case may be, reject such proposal, or (ii) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to Galileo or Archer, as the case may be.

6.6 Closing Efforts.

(a) Subject to the terms hereof, including Section 6.6(b), Galileo and Archer shall each use reasonable best efforts to, and to cause New Parent to use reasonable best efforts to, (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to satisfy the conditions set forth in Article VII and to consummate the transactions contemplated hereby as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Galileo or Archer or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacating or reversed, (iv) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the transactions contemplated by this Agreement required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable law and (v) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Galileo and Archer shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, accepting all reasonable additions, deletions or changes suggested in connection therewith. Galileo and Archer shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Joint Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement. In connection with and without limiting the foregoing, Archer and Galileo shall use reasonable best efforts to, and shall cause New Parent to use reasonable best efforts to, (x) take all action necessary to ensure that no domestic or foreign Takeover Law is or becomes applicable to this Agreement or the transactions contemplated hereby and (y) if any such Takeover Law becomes applicable to this Agreement or the transactions contemplated hereby, take all action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement. For the avoidance of doubt, Archer and Galileo agree that nothing contained in this Section 6.6(a) shall modify or affect their respective rights and responsibilities under Section 6.6(b).

(b) Subject to the terms hereof, Archer and Galileo agree, and shall cause each of their respective Subsidiaries and New Parent, to cooperate and to use their respective reasonable best efforts to obtain any government clearances or approvals required for Closing under the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other federal, state or foreign law or, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), to respond to any government requests for information under any

Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an “Antitrust Order”) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law.

(c) Each of Galileo and Archer shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents related to or required in connection with the transactions contemplated hereby that are required to consummate the transactions contemplated hereby.

(d) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement (including under this Section 6.6) shall require Galileo or Archer (or any of their respective Subsidiaries) or New Parent to hold separate (including by trust or otherwise) or to divest any of their respective businesses, Subsidiaries, Affiliates, vessels or other material assets, or to take or agree to take any action with respect to, or agree to any prohibition or limitation on, or other requirement which would prohibit or materially limit the ownership or operation of, all or any portion of the business or assets of Galileo, Archer, the Surviving Corporation or any of their respective Subsidiaries or Affiliates. Neither Galileo nor Archer, nor any of their respective Subsidiaries, nor New Parent, shall, without the other party’s prior written consent, agree to hold separate (including by trust or otherwise) or to divest any of their respective businesses, Subsidiaries, Affiliates, vessels or other material assets, or to take or agree to take any action with respect to, or agree to any prohibition or limitation on, or other requirement which would prohibit or materially limit the ownership or operation of, any portion of the business or assets of Galileo, Archer, New Parent, the Surviving Corporation, the Amalgamated Company or any of their respective Subsidiaries or Affiliates.

6.7 Public Disclosure.  Except as may be required by law or the rules of the NYSE, (i) the press release announcing the execution of this Agreement shall be issued only in such form as heretofore mutually agreed upon by Archer and Galileo and (ii) Archer and Galileo shall consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to using such efforts.

6.8 Section 368(a) Reorganization.

(a) Each party intends for, and shall use reasonable best efforts to cause, each of the Archer Amalgamation and the Galileo Merger, together with the transactions set forth in Section 6.19, to qualify as reorganizations under Section 368(a) of the Code. The parties approve this Agreement as a plan of reorganization.

(b) Each party shall use reasonable best efforts to obtain the Tax opinions of Wilmer Cutler Pickering Hale and Dorr LLP and Kramer Levin Naftalis & Frankel LLP described in Sections 7.2(c) and 7.3(c), respectively. For purposes of such Tax opinions, each party shall provide customary representation letters, each dated on or about the date that is two business days prior to the date the Joint Proxy Statement/Prospectus is mailed to the stockholders of Archer and Galileo and reissued as of the Closing Date.

(c) Each of Archer, the Merger Sub and Galileo, and each of their respective Subsidiaries shall not take any action and shall not fail to take any action or suffer to exist any condition which action or failure to act or condition would prevent, or would be reasonably likely to prevent, the Combinations from qualifying as reorganizations within the meaning of Section 368(a) of the Code.

6.9 NYSE Listing.  Archer and Galileo shall use their reasonable best efforts (a) to cause the shares of New Parent Common Stock to be issued in the Combinations to be listed on the NYSE, subject to official notice of issuance, on or prior to the Closing Date, and (b) to cause the trading symbol for New Parent Common Stock to be “GMR” on the Closing Date.

6.10 Shareholder Litigation.  Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, each party shall give the other party the opportunity to participate in the defense or settlement of any shareholder litigation relating to this Agreement or the transactions contemplated by this Agreement, and shall not settle any such litigation without the other party’s prior written consent, which will not be unreasonably withheld or delayed.

6.11 Dividends.  Subject to Section 5.1(a)(A) and 5.2(a)(A), after the date of this Agreement, each of Archer and Galileo shall coordinate with the other the payment of dividends with respect to Archer Common Stock and Galileo Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Archer Common Stock and Galileo Common Stock shall not, in their capacities as such, receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Archer Common Stock and/or Galileo Common Stock or any shares of New Parent Common Stock that any such holder receives in exchange for such shares of Archer Common Stock or Galileo Common Stock in the Combinations.

6.12 Indemnification and Insurance.

(a) Archer Indemnification and Insurance.

(i) From and after the Effective Time, each of the Amalgamated Company and New Parent shall, jointly and severally, indemnify and hold harmless each person who is or was at any time prior to the Effective Time, a director or officer of Archer or any of its Subsidiaries (the “Archer Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Archer Indemnified Party is or was an officer, director, employee or agent of Archer or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by law. Each Archer Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of the Amalgamated Company and New Parent within 10 business days of receipt by the Amalgamated Company or New Parent from the Archer Indemnified Party of a request therefor, provided that any Archer Indemnified Party to whom expenses are advanced provides an undertaking, to the extent required by applicable law, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Archer Indemnified Party is not entitled to indemnification under applicable law.

(ii) From the Effective Time through the six-year anniversary of the date on which the Effective Time occurs, the Memorandum of Association and Bye-laws of the Amalgamated Company shall each contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Archer and its Subsidiaries than are set forth in the Memorandum of Association and Bye-laws of Archer as in effect on the date of this Agreement.

(iii) The Amalgamated Company or New Parent shall either (to the extent available in the market) (i) maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the current policies of the directors’ and officers’ liability insurance maintained by Archer (the “Current Archer D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), so long as the annual premium therefor would not be in excess of 300% of the last annual premium paid prior to the Effective Time (such 300%, the “Archer Maximum Premium”), or (ii) purchase a six year extended reporting period endorsement with respect to the Current Archer D&O Insurance and maintain such endorsement in full force and effect for its full term. If, in the case of clause (i) of this Section 6.12(a)(iii), such existing insurance expires, is terminated or canceled during such six-year period or exceeds the Archer Maximum Premium, the Amalgamated Company or New Parent shall obtain as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Archer Maximum Premium, on terms and conditions no less advantageous to the Archer Indemnified Parties than Archer’s existing directors’ and officers’ liability insurance.

(iv) The Amalgamated Company or New Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 6.12(a) in connection with their enforcement of their rights provided in this Section 6.12(a).

(v) The provisions of this Section 6.12(a) are intended to be in addition to the rights otherwise available to the current officers and directors of Archer by law, Memorandum of Association, Bye-law, statute or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Archer Indemnified Parties, their heirs and their representatives.

(b) Galileo Indemnification and Insurance.

(i) From and after the Effective Time, each of the Surviving Corporation and New Parent shall, jointly and severally, indemnify and hold harmless each person who is or was at any time prior to the Effective Time, a director or officer of Galileo or any of its Subsidiaries (the “Galileo Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Galileo Indemnified Party is or was an officer, director, employee or agent of Galileo or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by law. Each Galileo Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of the Surviving Corporation and New Parent within 10 business days of receipt by the Surviving Corporation or New Parent from the Galileo Indemnified Party of a request therefor, provided that any Galileo Indemnified Party to whom expenses are advanced provides an undertaking, to the extent required by applicable law, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Galileo Indemnified Party is not entitled to indemnification under applicable law.

(ii) From the Effective Time through the six-year anniversary of the date on which the Effective Time occurs, the Articles of Incorporation and By-Laws of the Surviving Corporation shall each contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Galileo and its Subsidiaries than are set forth in the Articles of Incorporation and By-Laws of Galileo as in effect on the date of this Agreement.

(iii) The Surviving Corporation or New Parent shall either (to the extent available in the market) (i) maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the current policies of the directors’ and officers’ liability insurance maintained by Galileo (the “Current Galileo D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), so long as the annual premium therefor would not be in excess of 300% of the last annual premium paid prior to the Effective Time (such 300%, the “Galileo Maximum Premium”), or (ii) purchase a six year extended reporting period endorsement with respect to the Current Galileo D&O Insurance and maintain such endorsement in full force and effect for its full term. If, in the case of clause (i) of this Section 6.12(b)(iii), such existing insurance expires, is terminated or canceled during such six-year period or exceeds the Galileo Maximum Premium, the Surviving Corporation or New Parent shall obtain as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Galileo Maximum Premium, on terms and conditions no less advantageous to the Galileo Indemnified Parties than Galileo’s existing directors’ and officers’ liability insurance.

(iv) The Surviving Corporation or New Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 6.12(b) in connection with their enforcement of their rights provided in this Section 6.12(b).

(v) The provisions of this Section 6.12(b) are intended to be in addition to the rights otherwise available to the current officers and directors of Galileo by law, Articles of Incorporation, By-law, statute or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Galileo Indemnified Parties, their heirs and their representatives.

6.13 Notification of Certain Matters.  Archer shall give prompt notice to Galileo, and Galileo shall give prompt notice to Archer, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) (i) any representation or warranty of such party contained in this Agreement that is qualified as to materiality to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Effective Time, or (b) any material failure of Archer or Galileo, as the case may be, or of any Representative thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.13 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Combinations.

6.14 Exemption from Liability Under Section 16(b).  Prior to the Effective Time, Archer and Galileo shall take all such steps as may be required to cause any dispositions of Archer Common Stock or Galileo Common Stock (including derivative securities with respect to Archer Common Stock or Galileo Common Stock) or acquisitions of New Parent Common Stock (including derivative securities with respect to New Parent Common Stock) resulting from the transactions contemplated by this Agreement by each director or officer who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Archer or Galileo or will become subject to such reporting requirements with respect to New Parent, to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

6.15 Headquarters of New Parent.  Immediately following the Effective Time, the headquarters of New Parent shall be located at 299 Park Avenue, New York, New York, 10171.

6.16 Employee Communications.  Archer and Galileo will use reasonable best efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to its employees regarding this Agreement, the transactions contemplated by this Agreement or the effects thereof on the employment, compensation or benefits of its employees.

6.17 Lenders’ Consents.

(a) Archer Lender Consent.  Archer will use its reasonable best efforts (including the payment of any required consent, waiver or amendment fees in connection therewith, provided that any such fees shall, if reasonably practicable, be (i) paid by Archer on the Closing Date (instead of before the Closing Date) and (ii) conditioned upon the occurrence of the Closing) to cooperate with Galileo, and Galileo will use its best efforts to cooperate with Archer, to obtain the consent (the “Archer Lender Consent”) of the agent and the lenders under the Archer Credit Facility to the transactions contemplated by this Agreement and to continue the Archer Credit Facility after the Effective Time with the same or higher borrowing base as exists under Archer Credit Facility as of the date hereof, and otherwise on such terms and conditions as are reasonably acceptable to Galileo. As used herein, “Archer Credit Facility” means the Loan Agreement, dated as of December 12, 2005, by and between Archer, as borrower, and The Royal Bank of Scotland plc, as lender.

(b) Galileo Lender Consent.  Galileo will use its reasonable best efforts (including the payment of any required consent, waiver or amendment fees in connection therewith) to cooperate with Archer, and Archer will use its best efforts to cooperate with Galileo, to obtain the consent (the “Galileo Lender Consent”) of the agent and the lenders under the Galileo Credit Facility to the transactions contemplated by this Agreement and to continue the Galileo Credit Facility after the Effective Time with the same or higher borrowing base as exists under the Galileo Credit Facility as of the date hereof, and otherwise on such terms and conditions as are reasonably acceptable to Galileo. As used herein, “Galileo Credit Facility” means the Credit Agreement, dated October 26, 2005, among Galileo, Nordea Bank Finland PLC, New York Branch, and the other parties thereto.

6.18 Transfer Taxes.  If the Effective Time occurs, all stock transfer, real estate transfer, documentary, stamp, recording and other similar taxes (including interest, penalties and additions to any such taxes) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by New Parent.

6.19 8832 Election.  Following the Effective Time, New Parent shall make, or cause to be made, an election on IRS Form 8832 for Galileo to be treated as a disregarded entity for United States federal income tax purposes effective on the day following the date of the Effective Time.

6.20 Vessel Insurance.  Promptly following the date hereof, Archer shall consult with Galileo regarding the appropriate level of insurance covering the Archer Vessels, and Archer shall use its reasonable best efforts to cause each Manager to maintain insurance at the levels reasonably requested by Galileo in the course of such consultation. If, in the course of the exercise by Archer of such reasonable best efforts, Galileo reasonably determines that any Manager is not implementing on a reasonably prompt basis insurance at the levels reasonably requested by Galileo, then Archer shall, at Galileo’s instruction, purchase directly such insurance for the Archer Vessels as Galileo may reasonably request, to the extent such insurance is available in the market (provided that Galileo shall have a reasonable right to review and comment on the terms of policies underlying such insurance). Section 5.2 shall not prohibit or restrict Archer from complying with its obligations under this Section 6.20, and entry into any contract or payment by Archer in compliance with its obligations under this Section 6.20 shall not, in and of itself, constitute an Archer Material Adverse Effect.

ARTICLE VII

CONDITIONS TO COMBINATIONS

7.1 Conditions to Each Party’s Obligation To Effect the Combinations.  The respective obligations of each party to this Agreement to effect the Combinations shall be subject to the satisfaction or waiver by each party on or prior to the Closing Date of the following conditions:

(a) Shareholder Approvals.  The Galileo Voting Proposal shall have been approved at the Galileo Meeting, at which a quorum is present, by the requisite vote of the shareholders of Galileo under applicable law and Galileo’s Articles of Incorporation and Bylaws. The Archer Voting Proposal shall have been approved at the Archer Meeting, at which a quorum is present, by the requisite vote of the shareholders of Archer under applicable law and Archer’s Memorandum of Association and Bye-laws.

(b) HSR Act.  The waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(c) Governmental Approvals.  Other than the filing of the Articles of Merger, the Amalgamation Certificate, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity in connection with the consummation of the transactions contemplated by this Agreement, the failure of which to file, obtain or occur is reasonably likely to have an Archer Material Adverse Effect or a Galileo Material Adverse Effect shall have been filed, been obtained or occurred on terms and conditions which would not reasonably be likely to have an Archer Material Adverse Effect or a Galileo Material Adverse Effect.

(d) Registration Statement; Joint Proxy Statement/Prospectus.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff.

(e) No Injunctions or Restraints.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, temporary restraining order, judgment or injunction (preliminary or permanent) or law, statute, rule, legal restraint, prohibition or regulation (collectively, “Restraints”) which is in effect and which has the effect of making either Combination illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement; provided, however, that prior to asserting this condition, the party asserting such condition shall have complied in full with its obligations under Section 6.6.

(f) NYSE.  The shares of New Parent Common Stock to be issued in the Combinations shall have been approved for listing on the NYSE, subject only to official notice of issuance.

(g) No Litigation.  There shall not be pending before any Governmental Entity of competent jurisdiction any actions, suits, claims or proceedings relating to the transactions contemplated by this Agreement, or otherwise against Archer, Galileo, New Parent, Merger Sub, Amalgamation Sub or any of their respective Subsidiaries, which have a reasonable likelihood of a judgment against such of Archer, Galileo, New Parent, Merger Sub, Amalgamation Sub, or any of their respective Subsidiaries and with respect to which judgments adverse to such of Archer, Galileo, New Parent, Merger Sub, Amalgamation Sub, or any of their respective Subsidiaries, have had or are reasonably likely to have in the aggregate either an Archer Material Adverse Effect or a Galileo Material Adverse Effect (an “Adverse Proceeding”).

7.2 Additional Conditions to the Obligations of Archer.  The obligation of Archer to effect the Combinations shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived in writing exclusively by Archer:

(a) Representations and Warranties.  The representations and warranties of Galileo set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except (x) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (y) for changes contemplated by this Agreement and (z) where the failure to be true and correct (without regard to any materiality, Galileo Material Adverse Effect or knowledge qualifications contained therein), has not had, and is not reasonably likely to have, individually or in the aggregate, a Galileo Material Adverse Effect); provided, however, that the representations and warranties made in Sections 3.2(a), 3.4(d) and 3.7(i) shall not be subject to the qualification set forth in (z) above. Archer shall have received a certificate signed on behalf of Galileo by the chief executive officer and the chief financial officer of Galileo to such effect.

(b) Performance of Obligations of Galileo.  Galileo shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date, and Archer shall have received a certificate signed on behalf of Galileo by the chief executive officer of Galileo to such effect.

(c) Tax Opinion.  Archer shall have received a written opinion from Wilmer Cutler Pickering Hale and Dorr LLP, counsel to Archer, to the effect that each of the Archer Amalgamation and the Galileo Merger, together with the transactions set forth in Section 6.19, will be treated for United States federal income tax purposes as reorganizations within the meaning of Section 368(a) of the Code; provided that if Wilmer Cutler Pickering Hale and Dorr LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Kramer Levin Naftalis & Frankel LLP renders such opinion to Archer (it being agreed that Archer and Galileo shall each provide reasonable cooperation, including making reasonable and customary representations, to Wilmer Cutler Pickering Hale and Dorr LLP or Kramer Levin Naftalis & Frankel LLP, as the case may be, to enable them to render such opinion and that counsel shall be entitled to rely on such representations and such assumptions as they deem appropriate in rendering such opinion).

7.3 Additional Conditions to the Obligations of Galileo.  The obligation of Galileo to effect the Combinations shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Galileo:

(a) Representations and Warranties.  The representations and warranties of Archer set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except (x) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (y) for changes contemplated by this Agreement and (z) where the failure to be true and correct (without regard to any materiality, Archer Material Adverse Effect or knowledge qualifications contained therein), has not had, and is not reasonably likely to have, individually or in the aggregate, an Archer Material Adverse Effect); provided, however, that the representations and warranties made in Sections 4.2(a), 4.4(d) and 4.7(i) shall not be subject to the qualification set forth in (z) above. Galileo shall have received a certificate signed on behalf of Archer by the chief executive office of Archer to such effect.

(b) Performance of Obligations of Archer and Sub.  Archer shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date, and Galileo shall have received a certificate signed on behalf of Archer by the chief executive officer of Archer to such effect.

(c) Tax Opinion.  Galileo shall have received the opinion of Kramer Levin Naftalis & Frankel LLP, counsel to Galileo, to the effect that each of the Archer Amalgamation and the Galileo Merger, together with the transactions set forth in Section 6.19, will be treated for United States federal income tax purposes as reorganizations within the meaning of Section 368(a) of the Code; provided that if Kramer Levin Naftalis & Frankel LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Wilmer Cutler Pickering Hale and Dorr LLP renders such opinion to Galileo (it being agreed that Archer and Galileo shall each provide reasonable cooperation, including making reasonable and customary representations, to Kramer Levin Naftalis & Frankel LLP or Wilmer Cutler Pickering Hale and Dorr LLP, as the case may be, to enable them to render such opinion and that counsel shall be entitled to rely on such representations and such assumptions as they deem appropriate in rendering such opinion).

(d) Galileo Lender Consent.  The Galileo Lender Consent shall be in full force and effect.

(e) Appraisal Rights.  Appraisal rights in connection with the Archer Amalgamation and the Galileo Merger shall not have been properly perfected (i) pursuant to the Companies Act by holders of more than 30% of the outstanding shares of Archer Common Stock, based on the number of shares of Archer Common Stock outstanding as of immediately prior to the Effective Time or (ii) pursuant to the BCA by holders of more than 10% of the outstanding shares of Galileo Common Stock, based on the number of shares of Galileo Common Stock outstanding as of immediately prior to the Effective Time.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(i), by written notice by the terminating party to the other party), whether before or after approval of the Combinations by the shareholders of Archer and Galileo:

(a) by mutual written consent of Archer and Galileo; or

(b) by either Archer or Galileo if the Effective Time shall not have been occurred by March 31, 2009 (the “Outside Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose willful breach of a representation or warranty contained in this Agreement or whose other action or failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Effective Time to occur on or before the Outside Date); or

(c) by either Archer or Galileo if (i) any Restraint having any of the effects specified in Section 7.1(e) shall be in effect and shall have become nonappealable and final (provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c)(i) shall have used reasonable best efforts to prevent the entry of, and to remove, such Restraint) or (ii) any Adverse Proceeding results in a judgment that shall have become nonappealable and final (provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c)(ii) shall have used reasonable best efforts to prevent the entry of such nonappealable and final judgment); or

(d) by either Archer or Galileo if at the Galileo Meeting (including any adjournment or postponement permitted by this Agreement), at which a vote on the Galileo Voting Proposal is taken, the requisite vote of the shareholders of Galileo in favor of the Galileo Voting Proposal shall not have been obtained (provided that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party seeking termination if at such time such party is in breach of or has failed to fulfill its obligations under this Agreement); or

(e) by either Archer or Galileo if at the Archer Meeting (including any adjournment or postponement permitted by this Agreement), at which a vote on the Archer Voting Proposal is taken, the requisite vote of the shareholders of Archer in favor of the Archer Voting Proposal shall not have been obtained (provided that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party seeking termination if at such time such party is in breach of or has failed to fulfill its obligations under this Agreement); or

(f) by Archer, if: (i) the Galileo Board or any committee thereof shall have withdrawn or modified, in a manner materially adverse to Archer, or shall have proposed publicly to withdraw or modify, in a manner materially adverse to Archer, its approval or recommendation of the Galileo Voting Proposal; (ii) the Galileo Board shall have failed to give its recommendation to the approval of the Galileo Voting Proposal in the Joint Proxy Statement/Prospectus or shall have withdrawn or modified in a manner materially adverse to Archer its recommendation of the Galileo Voting Proposal; or (iii) after the receipt by Galileo of a Change of Control Proposal that is public information, Archer shall have requested in writing that the Galileo Board reconfirm its recommendation of the Galileo Voting Proposal and the Galileo Board shall have failed to do so within five business days after its receipt of Archer’s request; or

(g) by Archer, if Galileo shall have breached its obligations under Section 6.1(b) or Section 6.5(a) of this Agreement; or

(h) by Galileo, if: (i) the Archer Board or any committee thereof shall have withdrawn or modified, in a manner materially adverse to Galileo, or shall have proposed publicly to withdraw or modify, in a manner materially adverse to Galileo, its approval or recommendation of the Archer Voting Proposal; (ii) the Archer Board shall have failed to give its recommendation to the approval of the Archer Voting Proposal in the Joint Proxy Statement/Prospectus or shall have withdrawn or modified in a manner materially adverse to Galileo its recommendation of the Archer Voting Proposal; (iii) after the receipt by Archer of an Acquisition Proposal that is public information, Galileo shall have requested in writing that the Archer Board reconfirm its recommendation of the Archer Voting Proposal and the Archer Board shall have failed to do so within five business days after its receipt of Galileo’s request; (iv) the Archer Board (or any committee thereof) shall have approved or recommended, or shall have proposed publicly to approve or recommend, to the shareholders of Archer an Acquisition Proposal; (v) a tender offer or exchange offer for outstanding shares of Archer Common Stock is commenced (other than by Galileo or an Affiliate of Galileo), and the Archer Board (or any committee thereof) shall have recommended that the shareholders of Archer tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender offer or exchange offer, the Archer Board fails to recommend against acceptance of such offer; or (vi) Archer shall have breached its obligations under Section 6.1(a) or Section 6.5(b) of this Agreement; or

(i) by Archer, if (A) there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 8.1) on the part of Galileo, which breach (i) would cause the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied, and (ii) shall not have been cured within 30 days following receipt by Galileo of written notice of such breach from Archer (provided, Archer is not then in material breach of any representation, warranty, covenant or agreement in this Agreement), or (B) if all of the conditions set forth in Article VII have been satisfied (or could be satisfied at Closing with the execution of only ministerial tasks) and Galileo breaches its obligations to consummate the transactions contemplated hereby; or

(j) by Galileo, if (A) there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 8.1) on the part of Archer, which breach (i) would cause the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied, and (ii) shall not have been cured within 30 days following receipt by Archer of written notice of such breach from Galileo (provided, Galileo is not then in material breach of any representation, warranty, covenant or agreement in this Agreement), or (B) if all of the conditions set forth in Article VII have been satisfied (or could be satisfied at Closing with the execution of only ministerial tasks) and Archer breaches its obligations to consummate the transactions contemplated hereby; or

(k) by Archer, if the Galileo Board (or any committee thereof) shall have approved or recommended, or shall have proposed publicly to approve or recommend, to the shareholders of Galileo a Change of Control Proposal but Galileo has not terminated this Agreement pursuant to Section 8.1(l); or

(l) by Galileo, in accordance with, and subject to the terms and conditions of, Section 6.1(b)(ii); or

(m) by Galileo, if appraisal rights in connection with the Archer Amalgamation and the Galileo Merger have been properly perfected (i) pursuant to the Companies Act by holders of more than 30% of the outstanding shares of Archer Common Stock, based on the number of shares of Archer Common Stock outstanding as of immediately prior to the Effective Time or (ii) pursuant to the BCA by holders of more than 10% of the outstanding shares of Galileo Common Stock, based on the number of shares of Galileo Common Stock outstanding as of immediately prior to the Effective Time

8.2 Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Archer, Galileo, Merger Sub, Amalgamation Sub, New Parent or their respective officers, directors, shareholders or Affiliates, provided that (i) any such termination shall not relieve any party from liability for any willful and material breach of this Agreement and (ii) the provisions of Section 5.3 (Confidentiality), this Section 8.2, Section 8.3 (Fees and Expenses) and Article IX (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Effective Time occurs; provided, however, that Galileo and Archer shall share equally (i) the aggregate filing fees of both parties’ pre-merger notification report under the HSR Act and (ii) all fees and expenses, other than accountant’s and attorneys’ fees, incurred with respect to the printing and filing of the Joint Proxy Statement/Prospectus (including any related preliminary materials) and the Registration Statement and any amendments or supplements thereto.

(b) Galileo shall pay Archer up to $4,500,000 as reimbursement for expenses of Archer actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, fees and expenses of Archer’s counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors), upon the termination of this Agreement:

(i) by Archer or Galileo pursuant to Section 8.1(b) if the failure to satisfy the conditions set forth in Section 7.2(a) or Section 7.2(b) by the Outside Date shall have resulted in the Closing not occurring; or

(ii) by Archer or Galileo pursuant to Section 8.1(d); or

(iii) by Archer pursuant to Section 8.1(f), Section 8.1(g), Section 8.1(i) or Section 8.1(k).

(c) Galileo shall pay Archer a termination fee of $11,000,000 in the event of the termination of this Agreement:

(i) by Archer or Galileo pursuant to Section 8.1(d) as a result of the failure to receive the requisite vote for approval of the Galileo Voting Proposal by the shareholders of Galileo at the Galileo Meeting if (A) at or prior to the time of such failure, there shall have been announced a Change of Control Proposal which shall not have been absolutely and unconditionally withdrawn and abandoned, and (B) within 12 months after such termination, Galileo consummates the transactions contemplated by such Change of Control Proposal; or

(ii) by Archer pursuant to Section 8.1(f) or Section 8.1(g); or

(iii) by Galileo pursuant to Section 8.1(l).

(d) Archer shall pay Galileo up to $4,500,000 as reimbursement for expenses of Galileo actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, fees and expenses of Galileo’s counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors), upon the termination of this Agreement:

(i) by Galileo or Archer pursuant to Section 8.1(b) if the failure to satisfy the conditions set forth in Section 7.3(a) or Section 7.3(b) by the Outside Date shall have resulted in the Closing not occurring; or

(ii) by Galileo or Archer pursuant to Section 8.1(e); or

(iii) by Galileo pursuant to Section 8.1(h), Section 8.1(j) or Section 8.1(m).

(e) Archer shall pay Galileo a termination fee of $11,000,000 in the event of the termination of this Agreement:

(i) by Galileo or Archer pursuant to Section 8.1(e) as a result of the failure to receive the requisite vote for approval of the Archer Voting Proposal by the shareholders of Archer at the Archer Meeting if either: (A) at or prior to the time of such failure, there shall have been announced an Acquisition Proposal which shall not have been absolutely and unconditionally withdrawn and abandoned, and within 12 months after such termination, Archer consummates any Acquisition Proposal; or (B) within 12 months after such termination, Archer consummates any Acquisition Proposal, provided, that for purposes of the foregoing clause (ii)(B) only, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 6.1(c)(i), except that all references to 10% therein shall be deemed to be references to 50%; or

(ii) by Galileo pursuant to Section 8.1(h).

(f) The expenses and fees, if applicable, payable pursuant to Section 8.3(b), 8.3(c), 8.3(d) and 8.3(e) shall be paid by wire transfer of same-day funds within one business day after demand therefor following the first to occur of the events giving rise to the payment obligation described therein; provided, that in no event shall Archer or Galileo, as the case may be, be required to pay the expenses and fees, if applicable, to the other, if, immediately prior to the termination of this Agreement, the party to receive the expenses and fees, if applicable, was in material breach of its obligations under this Agreement. If one party fails to promptly pay to the other any expense reimbursement or fee due hereunder, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. plus five percent per annum, compounded quarterly, from the date such expense reimbursement or fee was required to be paid.

(g) Payment of any termination fee described in this Section 8.3 shall not be in lieu of damages incurred in the event of a breach of this Agreement described in clause (i) of Section 8.2.

8.4 Amendment.  This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Combinations by the shareholders of any of the parties, but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended after the Effective Time. Except as required by law, no amendment of this Agreement shall require the approval of the shareholders of either party. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.5 Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, and subject to Section 8.4, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

9.1 Nonsurvival of Representations and Warranties.  The respective representations and warranties of Galileo and Archer contained in this Agreement or in any instrument delivered pursuant to this Agreement shall expire with, and be terminated and extinguished upon, the Effective Time. This Section 9.1 shall have no effect upon any other obligations of the parties hereto, whether to be performed before or after the Effective Time.

9.2 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly delivered two business days after being sent via a reputable international overnight courier service to the intended recipient as set forth below:

(a) if to Archer or, prior to the Effective Time, if to Merger Sub, Amalgamation Sub or New Parent, to:

Arlington Tankers Ltd.
c/o Arlington Tankers, LLC
191 Post Road West
Westport, CT 06880 USA
Attn: Edward Terino
Fax: 203-221-2763

with a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP
399 Park Avenue
New York, NY 10022

Attn:	John A. Burgess, Esq.,
Stuart R. Nayman, Esq. and
Graham Robinson, Esq.
Fax: 212-230-8888

(b) if to Galileo, Merger Sub, Amalgamation Sub or New Parent, to:

General Maritime Corporation
299 Park Avenue
New York, NY 10171
Attn: Jeffery D. Pribor and John C. Georgiopoulos
Fax: 212-763-5607

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attn: Thomas E. Molner, Esq.
Fax: 212-715-8000

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

9.3 Entire Agreement.  This Agreement (including the Galileo Disclosure Letter and the Archer Disclosure Letter and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior agreements by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

9.4 No Third Party Beneficiaries.  Except as provided in Section 6.12, this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto. Notwithstanding the foregoing sentence or anything else to the contrary herein, following the Effective Time, holders of Certificates may enforce Article II.

9.5 Assignment.  No party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 9.5 is void.

9.6 Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any such term or provision is held to be invalid or unenforceable, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.7 Counterparts and Signature.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission, “PDF” document or other electronic image scan.

9.8 Interpretation.  Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) “either” and “or” are not exclusive and “include”, “includes” and “including” are not limiting; (ii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “date hereof” refers to the date set forth in the initial caption of this Agreement; (iv) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) descriptive headings, the table of defined terms and the table of contents are inserted for convenience only and do not affect in any way the meaning or interpretation of this Agreement; (vi) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vii) references to a person or entity are also to its permitted successors and assigns; (viii) references to an “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (ix) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (x) references to a federal, state, local or foreign statute or law include any rules, regulations and delegated legislation issued thereunder; (xi) references to a communication by a regulatory agency include a communication by the staff of such regulatory agency; and (xi) references to an “agreement” to which a person or entity is bound means any contract, agreement, instrument, obligation, undertaking, lease, arrangement, commitment or understanding, whether written or oral, in each case that is legally binding on such person or entity and as it may be amended or otherwise modified from time to time. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

9.9 Governing Law.  All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York, provided, however, that (i) the Galileo Merger will also be governed by the applicable provisions of the BCA to the extent required thereby and (ii) the Archer Amalgamation will also be governed by the applicable provisions of the Companies Act to the extent required thereby.

9.10 Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. For the avoidance of doubt, the availability to any party of a right of termination pursuant to Section 8.1(i)(B) or 8.1(j)(B) shall not limit such party’s right to pursue an injunction or specific enforcement of the terms and provisions of this Agreement, nor shall it limit the availability of any other remedy to which such party is entitled at law or in equity, but this sentence shall not limit Section 8.2.

9.11 Submission to Jurisdiction.  Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of any state or federal court sitting in New York, New York in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.2. Nothing in this Section 9.11, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

9.12 WAIVER OF JURY TRIAL.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ARCHER, NEW PARENT, AMALGAMATION SUB, MERGER SUB OR GALILEO

IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

[the remainder of this page intentionally left blank — signature page follows]

IN WITNESS WHEREOF, Archer, Galileo, Merger Sub, Amalgamation Sub and New Parent have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

ARLINGTON TANKERS LTD.

By:	/s/ Edward Terino
Name:     Edward Terino

Title:	Chief Executive Officer, President and
Chief Financial Officer

GENERAL MARITIME CORPORATION

By:	/s/ Jeffrey D. Pribor
Name:     Jeffrey D. Pribor

Title:	Executive Vice President and
Chief Financial Officer

ARCHER AMALGAMATION LIMITED

By:	/s/ John C. Georgiopoulos
Name:     John C. Georgiopoulos

Title:	Chief Executive Officer

GALILEO MERGER CORPORATION

By:	/s/ John C. Georgiopoulos
Name:     John C. Georgiopoulos

Title:	Secretary

GALILEO HOLDING CORPORATION

By:	/s/ John C. Georgiopoulos
Name:     John C. Georgiopoulos

Title:	Secretary

Exhibit A

FORM OF
AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
GENERAL MARITIME CORPORATION

FIRST:  The name of the corporation shall be General Maritime Corporation.

SECOND:  The purpose of the Corporation is to engage in any lawful business purpose or purposes for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (the “BCA”).

THIRD:  The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.

FOURTH:  The total number of shares of stock which the Corporation shall have authority to issue is one hundred and fifty million (150,000,000), of which stock ten million (10,000,000) registered shares of the par value of one cent (US$.01) per share shall be preferred stock, and of which one hundred and forty million (140,000,000) registered shares of the par value of one cent (US$.01) per share shall be common stock.

The rights, preferences and limitations of said classes of stock are as follows:

1. The preferred stock may be issued from time to time by the Board of Directors as shares of one or more series of preferred stock, and the Board of Directors is expressly authorized, prior to issuance, in the resolution or resolutions providing for the issue of shares of each particular series, to fix the following:

(a) The distinctive serial designation of such series which shall distinguish it from other series;

(b) The number of shares included in such series, which number may be increased or decreased from time to time to the extent unissued, authorized shares of preferred stock remain available for such purpose, unless otherwise provided by the Board of Directors in creating the series;

(c) The annual dividend or other rate (or method for determining such rate) for shares of such series and the date or dates upon which such dividends shall be payable;

(d) Whether dividends on the shares of such series shall be cumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates (or method for determining the date or dates) from which dividends on the shares of such series shall be cumulative;

(e) The amount or amounts (or the method for determining the amount or amounts) which shall be paid out of the assets of the Corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(f) The price or prices (or method for determining the price or prices) at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation;

(g) The obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices (or method for determining the price or prices) at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed, in whole or in part, pursuant to such obligation;

(h) The period or periods within which and the terms and conditions, if any, including the price or prices or the rate or rates (or method for determining same) of conversion and the terms and conditions of any adjustments thereof, upon which the shares of such series shall be convertible at the option of the holder or the Corporation into shares of any class of stock or into shares of any other series of preferred stock;

(i) The voting rights, if any, of the shares of such series in addition to those required by law;

(j) The ranking of the shares of the series as compared with shares of other series of preferred stock in respect of the right to receive dividends and the right to receive payments out of the assets of the Corporation upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(k) Any other relative rights, preferences or limitations of the shares of the series not inconsistent herewith or with applicable law.

2. No holder of common stock or of preferred stock shall be entitled as a matter of right to subscribe for or purchase, or have any preemptive right with respect to, any part of any new or additional issue of stock of any class whatsoever, or of securities convertible into any stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend, except as provided in the Certificate of Designation related to a given series of preferred stock or as fixed by the Board of Directors in accordance with paragraph 1 of this Article Fourth.

3. Except as otherwise provided by the Board of Directors in accordance with paragraph 1 above in respect of any series of preferred stock, all voting rights of the Corporation shall be vested exclusively in the holders of the common stock who shall be entitled to one vote per share and shall be entitled to notice of any shareholders meeting and to vote upon any such matters as provided in the by-laws of the Corporation or as may be provided by law. Except for and subject to those rights expressly granted to holders of preferred stock or except as may be provided by the laws of the Republic of the Marshall Islands, the holders of common stock shall have exclusively all other rights of shareholders, including, without limitation, (i) the right to receive dividends, when and as declared by the Board of Directors of the Corporation, out of assets lawfully available therefor, and (ii) in the event of any distribution or assets upon a liquidation or otherwise, the right to receive all the assets and funds of the Corporation remaining after the payment to the holders of the preferred stock, if any, of the specific amounts which they are entitled to receive upon such distribution.

FIFTH:  The Corporation is to have perpetual existence and shall have every power which a corporation now or hereafter organized under the BCA may have.

SIXTH:  (a) From and after the date hereof, the Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three classes expiring each year. The Board of Directors shall by resolution initially divide the Board of Directors into three classes, with the term of office of the first class to expire at the 2009 Annual Meeting of Shareholders, the term of office of the second class to expire at the 2010 Annual Meeting of Shareholders and the term of office of the third class to expire at the 2011 Annual Meeting of Shareholders. Commencing with the 2009 Annual Meeting of Shareholders, the directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same class as the directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified. Any vacancies in the Board of Directors for any reason, and any created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than 66 2/3% of the members of the Board of Directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of preferred stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the then authorized number of directors shall be increased by the number of directors so to be elected, and the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of shareholders.

(b) Notwithstanding any other provisions of these Articles of Incorporation or the by-laws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles of Incorporation or the by-laws of the Corporation), any director or the entire Board of Directors of the Corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of 80% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the shareholders called for that purpose. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of preferred stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the provisions of this Section (c) of this Article Sixth shall not apply with respect to the director or directors elected by such holders of preferred stock.

(c) Directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. Cumulative voting, as defined in Division 7, Section 71(2) of the BCA, shall not be used to elect directors.

(d) Notwithstanding any other provisions of these Articles of Incorporation or the by-laws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles of Incorporation or the by-laws of the Corporation), the affirmative vote of the holders of 80% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article Sixth.

SEVENTH:  The Board of Directors of the Corporation is expressly authorized to make, alter or repeal by-laws of the Corporation by a vote of not less than a majority of the entire Board of Directors, and the shareholders may not make additional by-laws and may not alter or repeal any by-law, except where such power to amend or repeal is expressly granted by the BCA. Notwithstanding any other provisions of these Articles of Incorporation or the by-laws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles of Incorporation or the by-laws of the Corporation), the affirmative vote of the holders of 80% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article Seventh.

EIGHTH:  (a) Except as provided in this Article Eighth, special meetings of the shareholders may be called exclusively by the Board of Directors, who shall state the purpose or purposes of the proposed special meeting. If there is a failure to hold the annual meeting within a period of ninety (90) days after the date designated therefor, or if no date has been designated for a period of thirteen (13) months after the organization of the Corporation or after its last annual meeting, holders of not less than 10% of the shares entitled to vote in an election of directors may, in writing, demand the call of a special meeting in lieu of the annual meeting specifying the time thereof, which shall not be less than two (2) nor more than three (3) months from the date of such call. The Secretary of the Corporation upon receiving the written demand shall promptly give notice of such meeting, or if the secretary fails to do so within five (5) business days thereafter, any shareholder signing such demand may give such notice. Such notice shall state the purpose or purposes of the proposed special meeting. The business transacted at any special meeting shall be limited to the purposes stated when the meeting is called by the Board of Directors or in the notice of such meeting.

(b) Any action required to be taken or which may be taken at any annual or special meeting of shareholders of the Corporation may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

(c) Notwithstanding any other provisions of these Articles of Incorporation or the by-laws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles of Incorporation or the by-laws of the Corporation), the affirmative vote of the holders of 80% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article Eighth.

NINTH:  (a) The Corporation may not engage in any Business Combination with any Interested Shareholder for a period of three years following the time of the transaction in which the person became an Interested Shareholder, unless:

(1) prior to such time, the Board of Directors of the Corporation approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

(2) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the Interested Shareholder; or

(4) the shareholder is Peter C. Georgiopoulos or an affiliate or associate thereof.

(b) The restrictions contained in this section shall not apply if:

(1) A shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Corporation and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

(2) The Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of the Board then in office (but not less than one) who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such Directors by a majority of such Directors.

The proposed transactions referred to in the preceding sentence are limited to:

(I) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Corporation is required);

(II) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation; or

(III) a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the Corporation.

The Corporation shall give not less than 20 days notice to all Interested Shareholders prior to the consummation of any of the transactions described in clause (I) or (II) of the second sentence of this paragraph.

(c) For the purpose of this Article Ninth only, the term:

(1) “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) “Associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) “Business Combination,” when used in reference to the Corporation and any Interested Shareholder of the Corporation, means:

(i) Any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (A) the Interested Shareholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder and, as a result of such merger or consolidation, Paragraph (a) of this Article Ninth is not applicable to the surviving entity;

(ii) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation;

(iii) Any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any shares, or any shares of such subsidiary, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such;

(B) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Corporation solely for purposes of forming a holding company; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (D) pursuant to an exchange offer by the Corporation to purchase shares made on the same terms to all holders of said shares; or (E) any issuance or transfer of shares by the Corporation; provided however, that in no case under items (C) — (E) of this subparagraph shall there be an increase in the Interested Shareholder’s proportionate share of any class or series of shares of the Corporation;

(iv) Any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares of the Corporation, or securities convertible into any class or series of shares of the Corporation, or shares of any such subsidiary, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(v) Any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (i) — (iv) of this paragraph) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4) “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5) “Interested Shareholder” means any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting shares of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting shares of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; and the affiliates and associates of such person; provided, however, that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Corporation; provided that such person shall be an Interested Shareholder if thereafter such person acquires additional shares of voting shares of the Corporation, except as a result of further Company action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Shareholder, the voting shares of the Corporation deemed to be outstanding shall include voting shares deemed to be owned by the person through application of paragraph (8) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6) “Person” means any individual, corporation, partnership, unincorporated association or other entity.

(7) “Voting stock” means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

(8) “Owner,” including the terms “own” and “owned,” when used with respect to any shares, means a person that individually or with or through any of its affiliates or associates:

(i) Beneficially owns such shares, directly or indirectly; or

(ii) Has (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered shares is accepted for purchase or exchange; or (B) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(iii) Has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (ii) of this paragraph), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

(d) Notwithstanding any other provisions of these Articles of Incorporation or the by-laws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles of Incorporation or the by-laws of the Corporation), the affirmative vote of the holders of 80% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article Ninth.

TENTH:  A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for any breach of duty in such capacity except that the liability of a director shall not be eliminated or limited (i) for any breach of such director’s duty of loyalty to the Corporation or its shareholders; (ii) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which such director derived an improper personal benefit. If the BCA hereafter is amended to authorize the further elimination or limitation of the liability of directors for actions taken or omitted to be taken then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended BCA in respect of actions or omissions to act which occurred during any period to which the BCA’s amended provisions pertain. Any repeal or modification of this Article Tenth by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of the director existing at the time of such repeal or modification.

Exhibit B

FORM OF
AMENDED AND RESTATED
BY-LAWS OF
GENERAL MARITIME CORPORATION

ARTICLE I

SHAREHOLDERS

Section 1.1  ANNUAL MEETINGS.  An annual meeting of shareholders shall be held for the election of directors at such date, time and place either within or without the Marshall Islands as may be designated by the Board of Directors from time to time or as may be otherwise required by the articles of incorporation. Any other proper business may be transacted at the annual meeting.

Section 1.2  SPECIAL MEETINGS.  Special meetings of shareholders may be called at any time by the Board of Directors, to be held at such date, time and place either within or without the Marshall Islands as may be stated in the notice of the meeting or as may be otherwise required by the articles of incorporation. The business transacted at any special meeting shall be limited to the purposes stated in the notice.

Section 1.3  NOTICE OF MEETINGS.  Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the written notice of any meeting shall be given not less than fifteen nor more than sixty days before the date of the meeting to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the shareholder at such shareholder’s address as it appears on the records of the Corporation.

Section 1.4  ADJOURNMENTS.  Any meeting of shareholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the meeting is adjourned for lack of quorum, notice of the new meeting shall be given to each shareholder of record entitled to vote at the meeting. If after an adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under Section 1.3 of these By-laws.

Section 1.5  QUORUM.  At each meeting of shareholders, except where otherwise provided by law or the articles of incorporation or these By-laws, the holders of a majority of the outstanding shares entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. In the absence of a quorum, the shareholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided by Section 1.4 of these By-laws until a quorum shall attend. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6  ORGANIZATION.  Meetings of shareholders shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the President, or in the absence of the President by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7  VOTING; PROXIES.  Unless otherwise provided in the articles of incorporation, each shareholder entitled to vote at any meeting of shareholders shall be entitled to one vote for each share of stock held by such shareholder which has voting power upon the matter in question. Each shareholder entitled to vote at a meeting of shareholders may authorize another person or persons to act for such shareholder by proxy, but no such proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in the law of the Marshall Islands to support an irrevocable power. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Voting at meetings of shareholders need not be by written ballot and need not be conducted by inspectors unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. At all meetings of shareholders for the election of directors a plurality of the votes cast shall be sufficient to elect. With respect to other matters, unless otherwise provided by law or by the articles of incorporation, the affirmative vote of the holders of a majority of the shares of all classes of stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Where a separate vote by class is required, the affirmative vote of the holders of a majority of the shares of each class present in person or represented by proxy at the meeting shall be the act of such class, except as otherwise provided by law or by the articles of incorporation or these By-laws.

Section 1.8  NOTICE OF NOMINATION.  Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors. Nominations by other than action of the Board of Directors shall be made by notice in proper written form pursuant to Section 1.12 hereof, delivered or mailed by first class mail, postage prepaid, to the Secretary of the Corporation not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the first anniversary date of the preceding year’s annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting is changed by more than thirty (30) days from such anniversary date, notice by the shareholder will be considered timely if it is delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Notice of nominations which are proposed by the Board of Directors shall be given by the Chairman of the Board.

Section 1.9  FIXING DATE FOR DETERMINATION OF SHAREHOLDERS OF RECORD.  In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payments of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than fifteen days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed: (1) the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (2) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 1.10  ACTION BY UNANIMOUS WRITTEN CONSENT.  Any action required to be taken or which may be taken at any annual or special meeting of shareholders of the Corporation may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Section 1.11  NATURE OF BUSINESS AT ANNUAL MEETINGS OF SHAREHOLDERS.  (a) No business may be transacted at an annual meeting of shareholders, other than business that is either

(a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof); (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof); or (c) otherwise properly brought before the annual meeting by any shareholder of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in Section 1.3 and has remained a shareholder of record through the record date for the determination of shareholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in Section 1.3.

(b) In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form pursuant to Section 1.12 hereof, delivered or mailed by first class mail, postage prepaid, to the Secretary of the Corporation.

(c) To be timely, a shareholder’s notice to the Secretary of the Corporation must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary date of the preceding year’s annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting is changed by more than thirty (30) days from such anniversary date, notice by the shareholder will be considered timely if it is delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

(d) No business shall be conducted at the annual meeting of shareholders except business brought before the annual meeting in accordance with the procedures set forth in Section 1.12 hereof, except that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 1.11 or Section 1.12 shall be deemed to preclude discussion by any shareholder of any such business.

Section 1.12  PROPER WRITTEN FORM OF SHAREHOLDER’S NOTICE.  (a) To be in proper written form pursuant to Sections 1.8 or 1.11 hereof, a shareholder’s notice to the Secretary of the Corporation shall set forth in writing as to each matter the shareholder proposes to bring before the annual meeting: (i) as to each person whom the shareholder proposes to nominate for election or re-election as a director, the name, age, and business address of each such person, the principal occupation or employment of such person, the number of shares of stock of the Corporation which are beneficially owned by such person, and all other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration) and the reasons for conducting such business at the annual meeting, and in the event that such business includes a proposal to amend the Articles of Incorporation or the By-laws of the Corporation, the language of the proposed amendment; (iii) the name and address, as they appear on the Corporation’s books, of the shareholder proposing such business or nomination and the name and address of the beneficial owner, if any, on whose behalf the nomination or proposal is being made; (iv) the class or series and number of shares of the Corporation which are beneficially owned or owned of record by the shareholder proposing such business or nomination and name of the beneficial owner if different from the shareholder; (v) any material interest of the shareholder in any such business; (vi) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such annual meeting and intends to appear in person or by proxy at such meeting to propose such business; and (vii) if the shareholder intends to solicit proxies in support of such shareholder’s proposal, a representation to that effect. The foregoing notice requirements shall be deemed satisfied by a shareholder if the shareholder has notified the Corporation of his or her intention to make a nomination or present a proposal at an annual meeting and such shareholder’s nominee or proposal has been included in a proxy statement that has been prepared by management of the Corporation to solicit proxies for such annual meeting; provided, however, that if such shareholder does not appear or send a qualified representative to present such nominee or proposal at such annual meeting, the Corporation need not present such nominee or proposal for a vote at such meeting notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 1.12, to be considered a qualified representative of the shareholder, a person must be authorized by a writing executed by such shareholder or an electronic transmission delivered by such shareholder to act for such shareholder as proxy at the meeting of shareholders and such person must produce such writing or electronic transmission, or a reliable reproduction of such writing or electronic transmission, at the meeting of shareholders. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(b) The Chairman of the meeting may, if the facts warrant, determine and declare to the meeting that the business or nomination was not properly brought before the annual meeting in accordance with the foregoing procedures, and if he should so determine, he shall so declare to the meeting and the defective nomination or business shall be disregarded.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1  POWER; QUALIFICATIONS.  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the articles of incorporation. Directors need not be shareholders nor residents of the Marshall Islands.

Section 2.2  ELECTION; NUMBER OF DIRECTORS.  Except as the articles of incorporation may otherwise provides, the number of directors constituting the entire Board of Directors shall be not less than one nor more than twelve as fixed from time to time by the vote of not less than 66 2/3% of the entire Board of Directors, provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office, and provided further, that the number of directors constituting the entire Board of Directors shall be seven until otherwise fixed by the vote of not less than 66 2/3% of the entire Board of Directors. This Section 2.2 may not be amended or repealed except by vote of 66 2/3% of the entire Board of Directors. The phrase “66 2/3% of the entire Board of Directors” as used in these By-laws shall be deemed to refer to 66 2/3% of the number of directors constituting the Board of Directors as set in accordance with this Section 2.2, without regard to any vacancies then existing or, if the number of directors constituting the Board of Directors is less than 66 2/3% of the number of directors set in accordance this Section 2.2 due to vacancies, the unanimous vote of directors then in office.

Section 2.3  REGULAR MEETINGS.  Regular meetings of the Board of Directors may be held at such places within or without the Marshall Islands and at such times as the Board may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4  SPECIAL MEETINGS.  Special meetings of the Board of Directors may be held at any time or place within or without the Marshall Islands whenever called by the Chairman of the Board, if any, by the President or by any two directors. Notice of any special meeting of the Board of Directors shall be given to each Director in person, by telephone, by facsimile or electronic mail, or by next-day delivery courier service, at least 24 hours before the special meeting, directed to each director at that director’s address, telephone number, facsimile number of electronic mail address, as the case may be, as shown on the Corporation’s records.

Section 2.5  PARTICIPATION IN MEETINGS BY CONFERENCE TELEPHONE PERMITTED.  Unless otherwise restricted by the articles of incorporation or these By-laws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this By-law shall constitute presence in person at such meeting.

Section 2.6  QUORUM; VOTE REQUIRED FOR ACTION.  At all meetings of the Board of Directors a majority of the entire Board shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board except as otherwise provided in the articles of incorporation and in these By-laws. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may adjourn the meeting from time to time until a quorum shall attend.

Section 2.7  ORGANIZATION.  Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the President, or in the absence of the President, by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8  ACTION BY DIRECTORS WITHOUT A MEETING.  Unless otherwise restricted by the articles of incorporation or these By-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

Section 2.9  COMPENSATION OF DIRECTORS.  The Board of Directors shall have the authority to fix the compensation of directors.

ARTICLE III

COMMITTEES

Section 3.1  COMMITTEES.  The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Any such committee, to the extent provided in the resolution of the Board and not prohibited by applicable law, shall have and may exercise, to the extent permitted by law, all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to the submission to shareholders of any action that requires shareholders’ authorization under the BCA, the filling of vacancies in the Board of Directors or in a committee thereof, the fixing of compensation of the directors for serving on the Board of Directors or any committee thereof, the amendment or repeal of any By-laws or the adoption of new By-laws, the amendment or repeal of any resolution of the Board of Directors which by its terms shall not be so amendable or repealable, increasing the number of directors on the Board of Directors or removing directors.

Section 3.2  COMMITTEE RULES.  Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these By-laws.

ARTICLE IV

OFFICERS

Section 4.1  OFFICERS; ELECTION.  The Corporation shall have a Chairman of the Board, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, a Chief Administrative Officer, a Secretary, a Treasurer and one or more Vice Presidents. The Board of Directors shall elect a Chairman from among its members. Each other officer shall be elected by the majority vote of the entire

Board of Directors. The Board of Directors may also elect such other officers as the Board may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person. Officers may be of any nationality, need not be residents of the Marshall Islands and may be, but are not required to be, Directors.

Section 4.2  TERM OF OFFICE; RESIGNATION; REMOVAL; VACANCIES.  Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until the first meeting of the Board after the annual meeting of shareholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting.

Section 4.3  CHAIRMAN OF THE BOARD.  The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the shareholders at which he or she shall be present and shall have and may exercise such powers as may, from time to time, be assigned to him or her by the Board.

Section 4.4  CHIEF EXECUTIVE OFFICER.  The Chief Executive Officer shall have general charge and supervision of the business of the Corporation. All personnel shall report to the Chief Executive Officer, and he shall set all policies of the Corporation, subject to overall management by the Board of Directors.

Section 4.5  PRESIDENT.  In the absence of the Chairman of the Board, the President of the Corporation shall preside at all meetings of the Board of Directors and of the shareholders at which he or she shall be present. The President shall perform all duties incident to the office of president of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board of Directors or as may be provided by law.

Section 4.6  VICE PRESIDENTS.  The Vice President or Vice Presidents shall have such other powers and shall perform such other duties as may, from time to time, be assigned to him or her or them by the Board or the President or as may be provided by law.

Section 4.7  SECRETARY.  The Secretary shall have the duty to record the proceedings of the meetings of the shareholders, the Board of Directors and any committees in a book to be kept for that purpose, shall see that all notices are duly given in accordance with the provisions of these By-laws or as required by law, shall be custodian of the records of the Corporation, may affix the corporate seal to any document the execution of which, on behalf of the Corporation, is duly authorized, and when so affixed may attest the same, and, in general, shall perform all duties incident to the office of secretary of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board or the President or as may be provided by law.

Section 4.8  TREASURER.  The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation and shall deposit or cause to be deposited, in the name of the Corporation, all moneys or other valuable effects in such banks, trusts companies or other depositories as shall, from time to time be selected by or under authority of the Board of Directors. If required by the Board, the Treasurer shall give a bond for the faithful discharge of his or her duties, with such surety or sureties as the Board may determine. The Treasurer shall keep or cause to be kept full and accurate records of all receipts and disbursements in books of the Corporation, shall render to the Chief Executive Officer and to the Board, whenever requested, an account of the financial condition of the Corporation, and, in general, shall perform all the duties incident to the office of treasurer of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board or the President or as may be provided by law.

Section 4.9  OTHER OFFICERS.  The other officers, if any, of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in a resolution of the Board of Directors which is not inconsistent with the articles of incorporation or these By-laws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE V

STOCK

Section 5.1  CERTIFICATES.  The shares of the Corporation may be issued in book-entry form or evidenced by certificates. However, every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by (a) one of the Chairman or Vice Chairman of the Board of Directors, if any, or the President or a Vice President, and (b) one of the Chief Financial Officer, the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by such holder in the Corporation. If such certificate is manually countersigned by a transfer agent, any other signature on the certificate may be a facsimile. In case any officer or transfer agent who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer or transfer agent before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer or transfer agent at the date of issue.

Section 5.2  TRANSFER.  Except as the articles of incorporation may otherwise provide, the Board of Directors shall have the power and authority to make such rules and regulations as they may deem expedient concerning the issuance, registration and transfer of the certificates representing shares of the Corporation’s stock, and may appoint transfer agents and registrars thereof.

Section 5.3  LOST, STOLEN OR DESTROYED STOCK CERTIFICATES; ISSUANCE OF NEW CERTIFICATES.  The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

MISCELLANEOUS

Section 6.1  FISCAL YEAR.  The fiscal year of the Corporation shall be the calendar year or such other period as may be determined by the Board of Directors.

Section 6.2  OFFICES.  The principal place of business of the Corporation shall be at such place or places as the Directors shall from time to time determine. The Corporation may also have an office or offices at such other places within or without the Marshall Islands as the Board of Directors may from time to time appoint or the business of the Corporation may require.

Section 6.3  SEAL.  The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 6.4  WAIVER OF NOTICE OF MEETINGS OF SHAREHOLDERS, DIRECTORS AND COMMITTEES.  Whenever notice is required to be given by law or under any provision of the articles of incorporation or these By-laws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the articles of incorporation or these By-laws.

Section 6.5  INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES.  (a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of (or in a similar capacity in respect of) another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(c) Notwithstanding the other provisions of this Section 6.5, to the extent that a director or officer of the Corporation has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Section 6.5, or in the defense of any claim, issue or matter therein, he shall be indemnified against all costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by him or on his behalf in connection therewith.

(d) Any indemnification under Sections (a) and (b) of this Section 6.5 (unless ordered by a court) shall be paid by the Corporation unless a determination is made (1) by the Board of Directors by a majority vote or a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders, that indemnification of the director or officer is not proper in the circumstances because he had not met the applicable standards of conduct set forth in Sections (a) and (b) of this Section 6.5.

(e) For purposes of this Section 6.5, the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger. Any director or officer of the Corporation serving (i) another corporation, partnership, joint venture, trust, or other enterprise, of which a majority of the equity interests entitled to vote in the election of its directors or the equivalent is controlled by the Corporation, or (ii) any employee benefit plan of the Corporation or any entity referred to in clause (i), in any capacity shall be deemed to be doing so at the request of the Corporation and action by a person with respect to any employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation. The benefits of this Section 6.5 shall extend to the heirs and legal representatives of any person entitled to indemnification under this section.

(f) The Corporation may indemnify any person, including any employee or agent of the Corporation, to whom the Corporation is permitted by applicable law to provide indemnification or the advancement of expenses, whether pursuant to rights granted pursuant to, or provided by, the Marshall Islands Business Corporations Act or other rights created by (i) a resolution of the shareholders, (ii) a resolution of directors or (iii) an agreement providing for such indemnification, it being expressly intended that these By-laws authorize the creation of other rights in any such manner. The right to be indemnified and to the reimbursement or advancement of expenses incurred in defending a proceeding in advance of its final disposition authorized by this Section 6.5 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, common law, provision of the articles of incorporation, By-laws, agreement, vote of shareholder or disinterested directors or otherwise.

(g) The right to indemnification conferred by Section (a), (b) or (c) of this Section 6.5 shall, and any indemnification extended under Section (f) of this Section 6.5 may, be retroactive to events occurring prior to the adoption of this Section 6.5 and shall continue to exist after the rescission or restrictive modification hereof with respect to events occurring prior thereto, to the fullest extent permitted by applicable law.

(h) Any person entitled to be indemnified as a matter of right pursuant to this provision may elect, to the extent permitted by law, to have the right to indemnification interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the action or proceeding, or on the basis of the applicable law in effect at the time indemnification is sought. The right to be indemnified pursuant to this provision shall be a contract right and shall include the right to be paid by the Corporation expenses incurred in defending any action, suit or proceeding (including investigations by any governmental or quasi-governmental agency and all costs, charges and expenses incurred in preparing for any threatened action, suit or proceeding) in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including without limitation, service to an employee benefit plan) in advance of the final disposition of such action, suit or proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should ultimately be determined that such director or officer is not entitled to be indemnified under this provision. No security shall be required for such undertaking and such undertaking shall be accepted without reference to the recipient’s financial ability to make repayment. The repayment of such charges and expenses incurred by other employees and agents of the Corporation which are paid by the Corporation in advance of the final disposition of such action, suit or proceeding as permitted by this Section 6.5 may be required upon such terms and conditions, if any, as the Board of Directors deems appropriate. The Board of Directors may, in the manner set forth above, and subject to the approval of the person entitled to be indemnified authorize the Corporation’s counsel to represent such person, in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

(i) Any indemnification under Sections (a), (b) or (c) of this Section 6.5 or advance of costs, charges and expenses under Section (h) of this Section 6.5 shall be made promptly, and in any event within 60 days, upon the written request of the director or officer, directed to the Secretary of the Corporation. The right to indemnification or advances as granted by Section (h) of this Section 6.5 shall be enforceable by the director or officer in any court of competent jurisdiction if the Corporation denies such request, in whole or in part, or if no disposition thereof is made within 60 days. Such person’s costs and expenses incurred in connection with successfully establishing his right to indemnification or advances, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges and expenses under Section (h) of this Section 6.5 where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in Section (a) or (b) of this Section 6.5, but the burden of proving that such standard of conduct has not been met shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in Section (a) and (b) of this Section 6.5, nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(j) For purposes of this Section 6.5:

(i) “Fines” shall include any penalties and any excise or similar taxes assessed on a person with respect to an employee benefit plan;

(ii) A person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of any employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in Sections (a) and (b) of this Section 6.5;

(iii) Service as a partner, trustee or member of management or similar committee of a partnership or joint venture, or as a director, officer, employee or agent of a corporation which is a partner, trustee or joint venturer, shall be considered service as a director, officer, employee or agent of the partnership, joint venture, trust or other enterprise.

(k) SAVINGS CLAUSE.  If this Section 6.5 or any portion hereof shall be invalidated on any ground by a court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer of the Corporation as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement and above expenses with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Section 6.5 that shall not have been invalidated and to the full extent permitted by applicable law.

Section 6.6  INTERESTED DIRECTORS; QUORUM.  Except as the articles of incorporation may otherwise provide, no contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the BCA, by unanimous vote of the disinterested directors; or (2) the material facts as to his or her relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

Section 6.7  FORM OF RECORDS.  Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, magnetic tape, computer disks, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 6.8  AMENDMENT OF BY-LAWS.  Except where otherwise specified in a specific By-law, these By-laws may be amended or repealed, and new By-laws adopted, by the vote of not less than a majority of the entire Board of Directors.

ARTICLE VII

NOTICE BY ELECTRONIC TRANSMISSION

Section 7.1  NOTICE BY ELECTRONIC TRANSMISSION.  Without limiting the manner by which notice otherwise may be given effectively to shareholders pursuant to the Marshall Islands Business Corporations Act (“MIBCA”), the articles of incorporation or these by-laws, any notice to shareholders given by the Corporation under any provision of the MIBCA, the articles of incorporation or these by-laws shall be effective if given by a form of electronic transmission consented to by the shareholder to whom the notice is given. Any such consent shall be revocable by the shareholder by written notice to the Corporation. Any such consent shall be deemed revoked if:

(a) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent; and

(b) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(a) if by facsimile telecommunication, when directed to a number at which the shareholder has consented to receive notice;

(b) if by electronic mail, when directed to an electronic mail address at which the shareholder has consented to receive notice;

(c) if by a posting on an electronic network together with separate notice to the shareholder of such specific posting, upon the later of (I) such posting and

(II) the giving of such separate notice; and

(d) if by any other form of electronic transmission, when directed to the shareholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 7.2  DEFINITION OF ELECTRONIC TRANSMISSION.  An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 7.3  INAPPLICABILITY.  Notice by a form of electronic transmission shall not apply to Sections 37(4) or 101 of the MIBCA.

APPENDIX B

UBS Securities LLC 299 Park Avenue New York, NY 10171 www.ubs.com

August 5, 2008

The Board of Directors
General Maritime Corporation
299 Park Avenue
New York, NY 10171

Dear Members of the Board:

We understand that General Maritime Corporation, a corporation incorporated under the laws of the Republic of the Marshall Islands (“General Maritime” or the “Company”), is considering a transaction (the “Transaction”) whereby the Company will enter into a business combination with Arlington Tankers Ltd., a company incorporated under the laws of the Islands of Bermuda (“Arlington Tankers”), as a result of which General Maritime and Arlington Tankers will become wholly-owned subsidiaries of Galileo Holding Corporation, a corporation incorporated under the laws of the Republic of the Marshall Islands formed by the Company and Arlington Tankers solely for purposes of the Transaction (“New Parent”). Pursuant to the terms of an Agreement and Plan of Merger and Amalgamation, draft dated August 5, 2008 (the “Agreement”), by and among the Company, Arlington Tankers, New Parent, Galileo Merger Corporation, a corporation incorporated under the laws of the Republic of the Marshall Islands and a wholly owned subsidiary of New Parent (“Merger Sub”), and Archer Amalgamation Limited, a company incorporated under the laws of the Islands of Bermuda and a wholly owned subsidiary of New Parent (“Amalgamation Sub”), (i) Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation, and all of the issued and outstanding shares of the common stock, par value of $0.01 per share, of the Company (“Company Common Stock”) will be converted into the right to receive, for each outstanding share of Company Common Stock, 1.34 (the “General Maritime Exchange Ratio”) shares of the common stock, par value of $0.01 per share, of New Parent (“New Parent Common Stock”) and (ii) Arlington Tankers will amalgamate with Amalgamation Sub, with the resulting amalgamated company continuing as the surviving entity, and all of the issued and outstanding shares of the common stock, par value of $0.01 per share, of Arlington Tankers (“Arlington Tankers Common Stock”) will be converted into the right to receive, for each outstanding share of Arlington Tankers Common Stock, one share of New Parent Common Stock. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the General Maritime Exchange Ratio provided for in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Arlington Tankers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the General Maritime

Exchange Ratio to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the General Maritime Exchange Ratio. We express no opinion as to what the value of New Parent Common Stock will be when issued pursuant to the Transaction or the prices at which New Parent Common Stock, Company Common Stock or Arlington Tankers Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on New Parent, the Company, Arlington Tankers or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Arlington Tankers; (ii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of Arlington Tankers that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of cost savings and the costs and payments to achieve such cost savings (collectively, “Net Cost Savings”) prepared by the management of the Company that were provided to us by the Company and not publicly available that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior management of the Company concerning the businesses and financial prospects of the Company and Arlington Tankers; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed current and historical market prices of Company Common Stock and Arlington Tankers Common Stock; (ix) (a) considered New Parent’s forecasted financial statements pro forma for the Transaction reflecting the financial forecasts and estimates for the Company and Arlington Tankers referred to above and the estimated Net Cost Savings referred to above; and (b) reviewed the forecasted earnings and dividends of New Parent pro forma for the Transaction reflecting the financial forecasts and estimates for the Company and Arlington Tankers referred to above and the estimated Net Cost Savings referred to above per share of Company Common Stock after giving effect to the General Maritime Exchange Ratio relative to the forecasted earnings per share and dividends per share of Company Common Stock on a standalone basis; (x) reviewed the Agreement; and (xi) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Arlington Tankers, nor have we been furnished with any such evaluation or appraisal (other than a net asset valuation of the Company and Arlington Tankers prepared by the Company’s management). With respect to the financial forecasts, estimates and Net Cost Savings referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, Arlington Tankers and New Parent pro forma for the Transaction, and such Net Cost Savings. In addition, we have assumed with your approval that the financial forecasts and estimates, including Net Cost Savings, referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, with respect to the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the General Maritime Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to the Company.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

/s/ UBS SECURITIES LLC

UBS SECURITIES LLC

APPENDIX C

Jefferies & Company, Inc.
520 Madison Avenue
New York, NY 10022
tel: 212.284.2550
fax 212.284.2111
www.jefferies.com

PRIVILEGED AND CONFIDENTIAL

August 5, 2008

Board of Directors
Arlington Tankers Ltd.
First Floor
The Hayward Building
22 Bermudiana Road
Hamilton HM 11
Bermuda

Members of the Board of Directors:

We understand that Arlington Tankers Ltd., a company incorporated in the Islands of Bermuda (the “Company”), Galileo Holding Corporation, a corporation incorporated under the laws of the Republic of the Marshall Islands (“New Parent”), Archer Amalgamation Limited, a company incorporated in the Islands of Bermuda and a wholly owned subsidiary of New Parent (“Amalgamation Sub”), Galileo Merger Corporation, a corporation incorporated under the laws of the Republic of the Marshall Islands and a wholly owned subsidiary of New Parent (“Merger Sub”), and General Maritime Corporation, a corporation incorporated under the laws of the Republic of the Marshall Islands (“General Maritime”) propose to enter into an Agreement and Plan of Merger and Amalgamation (the “Merger and Amalgamation Agreement”). Pursuant to the Merger and Amalgamation Agreement, the combination of the Company and General Maritime shall be effected as follows:

(i) The Company will amalgamate with Amalgamation Sub with the resulting amalgamated company continuing as the surviving entity (the “Amalgamated Company”), in accordance with the terms of the Merger and Amalgamation Agreement and the Bermuda Companies Act 1981 (the “Arlington Amalgamation”);

(ii) Pursuant to the Arlington Amalgamation, each common share, par value $0.01 per share, of the Company (“Arlington Common Stock”) (other than shares of Arlington Common Stock that are owned by the Company as treasury stock or by any subsidiary of the Company, any shares of Arlington Common Stock owned by General Maritime or any subsidiary of General Maritime, and any shares of Arlington Common Stock owned by New Parent, Merger Sub or Amalgamation Sub, all of which shares will be canceled and shall cease to exist, and other than shares of Arlington Common Stock as to which dissenters’ rights have been properly exercised) shall be automatically converted into the right to receive one share (the “Arlington Exchange Ratio”) of common stock, par value $0.01 per share, of New Parent (“New Parent Common Stock”);

(iii) Merger Sub will merge with and into General Maritime with General Maritime continuing as the surviving corporation (the “Surviving Corporation”), in accordance with the terms of the Merger and Amalgamation Agreement and the Business Corporations Act of the Marshall Islands (the “General Maritime Merger”);

(iv) Pursuant to the General Maritime Merger, each outstanding share of common stock, par value $0.01 per share, of General Maritime (“General Maritime Common Stock”) (other than shares of General Maritime Common Stock that are owned by General Maritime as treasury stock or by any subsidiary of General Maritime, any shares of General Maritime Common Stock owned by the Company or any subsidiary of the Company, and any shares of General Maritime Common Stock owned by New Parent, Merger Sub or Amalgamation Sub, all of which shares will be canceled and shall cease to exist, and other than shares of General Maritime Common Stock as to which dissenters’ rights have been properly exercised) will be converted into the right to receive 1.340 shares of New Parent Stock; and

(v) The transactions contemplated by clauses (i)-(iv) above, including, without limitation, the Arlington Amalgamation and the General Maritime Merger, are collectively referred to herein as the “Combinations”.

(vi) Upon consummation of the Combinations, each of the Amalgamated Company and Surviving Corporation will be a wholly owned subsidiary of New Parent, which has been formed by the Company and General Maritime solely for the purpose of the transactions contemplated by the Merger and Amalgamation Agreement.

The terms and conditions of the Combinations are more fully set forth in the Merger and Amalgamation Agreement.

You have asked for our opinion as to whether the Arlington Exchange Ratio is fair, from a financial point of view, to the holders of Arlington Common Stock.

In arriving at our opinion, we have, among other things:

(i) reviewed a draft of the Merger and Amalgamation Agreement, dated August 4, 2008;

(ii) reviewed certain publicly available financial and other information about the Company and General Maritime;

(iii) reviewed certain information furnished to us by the Company and General Maritime, respectively, including financial forecasts and analyses, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company and General Maritime, respectively;

(iv) reviewed certain information furnished to us by General Maritime’s management relating to certain cost savings and operating synergies projected by General Maritime’s management to result from the Combinations (the “Synergies”);

(v) assessed the sustainability of the Company’s current dividend policy;

(vi) held discussions with members of senior management of the Company and General Maritime concerning the matters described in clauses (ii), (iii) and (iv) above and with members of senior management of the Company concerning clause (v) above;

(vii) reviewed certain publicly available information, including share trading price history and valuation multiples, of the Company and General Maritime, and certain publicly traded companies that we deemed comparable to the Company and General Maritime;

(viii) reviewed the results of operations of the Company and General Maritime, and compared them with those of certain publicly traded companies that we deemed to be relevant;

(ix) compared the proposed financial terms of the Combinations with the financial terms of certain other transactions that we deemed relevant;

(x) considered the potential pro forma impact of the Combinations; and

(xi) conducted such other financial studies, analyses and investigations as we deemed appropriate including our assessment of general economic, market and monetary conditions.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not made (and have not assumed any responsibility for) any independent investigation or verification of, the accuracy and completeness of the financial and other information that was supplied or otherwise made available by the Company or General Maritime or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. In connection with our review, we were furnished with certain appraisals of the assets of the Company and General Maritime undertaken by third parties at the request of the Company and General Maritime, respectively, but did not, and assume no responsibility to, independently verify such information. We did not make, nor do we assume any responsibility to make, an independent evaluation or appraisal of any of the assets or liabilities of, or a physical inspection of any of the properties or facilities of, the Company or General Maritime. In addition, we have not evaluated the solvency or fair value of the Company or General Maritime under any state or federal laws relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company and General Maritime have informed us, however, and we have assumed, that such financial forecasts, including the Synergies, were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company, and the Company and General Maritime as to the future financial performance of General Maritime. We have assumed, with your consent, that the financial results (including the anticipated pro forma financial effects and Synergies) reflected in such forecasts will be realized at the times and in the amounts projected by the Company and General Maritime. We express no opinion as to such financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We assume no responsibility to update or revise our opinion based on circumstances or events occurring after the date hereof and disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company or General Maritime, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger and Amalgamation Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to the Company or General Maritime. We have assumed that the final form of the Merger and Amalgamation Agreement will be substantially similar to the last draft reviewed by us. In addition, we have assumed that the Combinations will be consummated in accordance with the terms of the Merger and Amalgamation Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, and releases (contractual or otherwise) for the Combinations, no delay, limitations, restrictions or conditions, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on the Company, General Maritime or the contemplated benefits of the Combinations. We have also assumed that New Parent was organized in connection with the Combinations, and that upon consummation of the Combinations, its sole assets will be the issued and outstanding shares of the Surviving Corporation and Amalgamated Company.

It is understood that our opinion is furnished solely for the use and benefit of the Board of Directors of the Company in its consideration of the Combinations and is not intended to, and does not, confer rights and remedies on any other person, and is not intended to be used, and may not be used, for any other purpose without our written consent. Our opinion does not address the relative merits of the transactions contemplated by the Merger and Amalgamation Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Combinations or the terms of the Merger and Amalgamation Agreement or the documents referred to therein. Furthermore, our opinion does not constitute a recommendation as to how any holder of

Arlington Common Stock should vote on the Combinations or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any other class of securities or the creditors or other constituencies of the Company or the holders of any class of securities or the creditors or other constituencies of General Maritime. You have also not asked us to address, and this opinion does not address, the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the Combinations or any class of such persons, relative to the Arlington Exchange Ratio.

We express no opinion as to the price at which the Arlington Common Stock, General Maritime Common Stock or New Parent Common Stock will trade at any future time.

We have been engaged by the Company to act as its financial advisor in connection with the Combinations and to deliver this opinion. We will receive certain fees in connection with our engagement, including a fee for our services payable upon delivery of this opinion and a transaction fee contingent upon consummation of the Combinations. We also will be reimbursed for expenses incurred in connection with our engagement. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under our engagement with the Company. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company and/or its affiliates, General Maritime and/or its affiliates and New Parent and/or its affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financial services to the Company, General Maritime, New Parent and/or their respective affiliates, for which we would expect to receive compensation.

Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be published, reproduced, summarized, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent; provided, however, that this opinion may be included in its entirety in the English language in any disclosure document required by applicable law to be distributed to the holders of Arlington Common Stock in connection with the Combinations. The Company and its affiliates may not make any public references to Jefferies & Company, Inc. (“Jefferies”) or any of its affiliates without the prior written consent of Jefferies. This opinion has been approved for issuance by the fairness committee of Jefferies.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Arlington Exchange Ratio is fair, from a financial point of view, to the holders of Arlington Common Stock.

Very truly yours,

/s/ Jefferies & Company, Inc.
JEFFERIES & COMPANY, INC.

APPENDIX D

SECTIONS 100 AND 101 OF THE BUSINESS CORPORATION ACT OF THE REPUBLIC OF
THE MARSHALL ISLANDS — DISSENTERS’ RIGHTS

§100. Right of dissenting shareholder to receive payment for shares.

Any shareholder of a corporation shall have the right to dissent from any of the following corporate actions and receive payment of the fair value of his shares:

(a) any plan of merger or consolidation to which the corporation is a party; or

(b) any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, including a sale in dissolution, but not including a sale pursuant to an order of a court having jurisdiction in the premises or a sale for cash on terms requiring that all or substantially all the net proceeds of sales be distributed to the shareholders in accordance with their respective interests within one year after the date of sale. [P.L. 1990-91, §10.7.]

§101. Procedure to enforce shareholder’s right to receive payment for shares.

(1) Objection by shareholder to proposed corporate action.  A shareholder intending to enforce his rights under section 92 or 100 of this Act to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a statement that he intends to demand payment for his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this Act or where the proposed action is authorized by written consent of shareholders without a meeting.

(2) Notice by corporation to shareholders of authorized action.  Within twenty (20) days after the shareholders’ authorization date, which term as used in this section means the date on which the shareholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objections or from whom written objection was not required, excepting any who voted for or consented in writing to the proposed action.

(3) Notice by shareholder of election to dissent.  Within twenty (20) days after the giving of notice to him, any shareholder to whom the corporation was required to give such notice and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents, and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 96 shall file a written notice of such election to dissent within twenty (20) days after the giving to him of a copy of the plan of merger or an outline of the material features thereof under section 96 of this division.

(4) Dissent as to fewer than all shares.  A shareholder may not dissent as to fewer than all the shares, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to fewer than all the shares of such owner held of record by such nominee or fiduciary.

(5) Effect of filing notice of election to dissent.  Upon filing a notice of election to dissent, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares.

(6) Offer by corporation to dissenting shareholder to pay for shares.  Within seven (7) days after the expiration of the period within which shareholders may file their notices of election to dissent, or within seven (7) days after the proposed corporate action is consummated, which ever is later, the corporation or, in the case of a merger or consolidation, the surviving or consolidated corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. If within thirty (30) days after the making of such

D-1

offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within thirty (30) days after the making of such offer upon the surrender of the certificates representing such shares.

(7) Procedure on failure of corporation to pay dissenting shareholder.  The following procedures shall apply if the corporation fails to make such offer within such period of seven (7) days, or if it makes the offer and any dissenting shareholder fails to agree with it within the period of thirty (30) days thereafter upon the price to be paid for shares owned by such shareholder:

(a) The corporation shall, within twenty (20) days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the High Court of the Republic in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. In the case of Marshall Islands corporations whose shares are traded on a national or local securities exchange located outside of the Marshall Islands, such proceedings may be instituted in any court in the country where the shares of the company are primarily traded, If, in the case of merger or consolidation, the surviving or consolidated corporation is a foreign corporation without an office in the Marshall Islands, such proceeding shall be brought in the country where the office of the domestic corporation, whose shares are to be valued, was located.

(b) If the corporation fails to institute such proceedings within such period of twenty (20) days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty (30) days after the expiration of such twenty (20) day period. If such proceeding is not instituted within such thirty (30) day period, all dissenter’s rights shall be lost unless the court, for good cause shown, shall otherwise direct.

(c) All dissenting shareholders, excepting those who, as provided in subsection (6) of this section have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporations shall serve a copy of the petition in such proceeding upon each dissenting shareholder in the manner provided by law for the service of a summons.

(d) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such a determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholder’s authorization date, excluding any appreciation or depreciation directly or indirectly induced by such corporate action or its proposal. The court may, if it so elects, appoint an appraiser to receive evidence and recommend a decision on the question of fair value.

(e) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined. Within sixty (60) days after the final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due to him, upon surrender of the certificates representing his shares.

(8) Disposition of shares acquired by the corporation.  Shares acquired by the corporation upon the payment of the agreed value therefore or the amount due under the final order, as provided in this section, shall become treasury shares or be canceled except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

(9) Right to receive payment by dissenting shareholder as exclusive.  The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any right to which he might otherwise be entitled by virtue of share ownership, except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to such shareholder. [P.L. 1990-91, §10.8; amended by P.L. 1998-73, §101]

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APPENDIX E

SECTION 106 OF THE COMPANIES ACT 1981 OF BERMUDA

§106 Shareholder approval

106      (1) The directors of each amalgamating company shall submit the amalgamation agreement for approval to a meeting of the holders of shares of the amalgamating company of which they are directors and, subject to subsection (4), to the holders of each class of such shares.

(2) A notice of a meeting of shareholders complying with section 75 shall be sent in accordance with that section to each shareholder of each amalgamating company, and shall —

(a) include or be accompanied by a copy or summary of the amalgamating agreement; and

(b) subject to subsection (2A), state —

(i) the fair value of the shares as determined by each amalgamating company; and

(ii) that a dissenting shareholder is entitled to be paid the fair value of his shares.

(2A) Notwithstanding subsection (2)(b)(ii), failure to state the matter referred to in that subsection does not invalidate an amalgamation.

(3) Each share of an amalgamating company carries the right to vote in respect of an amalgamation whether or not it otherwise carries the right to vote.

(4) The holders of shares of a class of shares of an amalgamating company are entitled to vote separately as a class in respect of an amalgamation if the amalgamation agreement contains a provision which would constitute a variation of the rights attaching to any such class of shares for the purposes of section 47.

(4A) The provisions of the bye-laws of the company relating to the holding of general meetings shall apply to general meetings and class meetings required by this section provided that, unless the bye-laws otherwise provide, the resolution of the shareholders or class must be approved by a majority vote of three-fourths of those voting at such meeting and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy more than one-third of the issued shares of the company or the class, as the case may be, and that any holder of shares present in person or by proxy may demand a poll.

(5) An amalgamation agreement shall be deemed to have been adopted when it has been approved by the shareholders as provided in this section.

(6) Any shareholder who did not vote in favour of the amalgamation and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.

(6A) Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) the company shall be entitled either —

(a) to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or

(b) to terminate the amalgamation in accordance with subsection (7).

(6B) Where the Court has appraised any shares under subsection (6) and the amalgamation has proceeded prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court the amalgamated company shall pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

(6C) No appeal shall lie from an appraisal by the Court under this section.

(6D) The costs of any application to the Court under this section shall be in the discretion of the Court.

(7) An amalgamation agreement may provide that at any time before the issue of a certificate of amalgamation the agreement may be terminated by the directors of an amalgamating company, notwithstanding approval of the agreement by the shareholders of all or any of the amalgamating companies.

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